Filed Pursuant to Rule 424(b)(3)

Registration No. 333-194501

PROSPECTUS

(Proposed Holding Company for Sunshine State Federal Savings and Loan Association)

Up to 3,680,000 Shares of Common Stock

(Subject to Increase to up to 4,232,000 Shares)

Sunshine Bancorp, Inc., a Maryland corporation and the proposed holding company for Sunshine State Federal Savings and Loan Association (“Sunshine State Bank”), is offering shares of common stock for sale at $10.00 per share in connection with the conversion of Sunshine State Bank from the mutual to the stock form of organization. There is currently no established market for our common stock. We expect that our common stock will be traded on the Nasdaq Capital Market under the symbol “SBCP” upon conclusion of the stock offering. We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act.

We are offering up to 3,680,000 shares of common stock for sale at a price of $10.00 per share on a best efforts basis. We may sell up to 4,232,000 shares of common stock because of demand for the shares of common stock or changes in market conditions, without resoliciting subscribers. We must sell a minimum of 2,720,000 shares in order to complete the offering.

We are offering the shares of common stock in a “subscription offering” to eligible depositors of Sunshine State Bank. Shares of common stock not purchased in the subscription offering may be offered for sale to the public in a “community offering,” with a preference given to natural persons and trusts of natural persons residing in Hillsborough and Pasco Counties, Florida. We also may offer for sale shares of common stock not purchased in the subscription offering or community offering to the general public through a “syndicated community offering” managed by Keefe, Bruyette & Woods, Inc., A Stifel Company.

The minimum number of shares of common stock you may order is 25 shares. The maximum number of shares of common stock that can be ordered by any person in the offering is 20,000 shares ($200,000), and no person, together with an associate or group of persons acting in concert, may purchase more than 30,000 shares ($300,000) in the offering.

The offering is expected to expire at 2:00 p.m., Eastern Time, on June 17, 2014. We may extend this expiration date without notice to you until August 1, 2014. The Office of the Comptroller of the Currency may approve a later date, which may not be beyond June 25, 2016. Once submitted, orders are irrevocable unless the offering is terminated or is extended beyond August 1, 2014, or the number of shares of common stock to be sold is increased to more than 4,232,000 shares or decreased to less than 2,720,000 shares. If the offering is extended past August 1, 2014, we will resolicit subscribers. You will have the opportunity to confirm, change or cancel your order within a specified period of time. If you do not respond during that period, your stock order will be cancelled and your deposit account withdrawal authorizations will be cancelled or your funds submitted will be returned promptly with interest at 0.05% per annum. If the number of shares to be sold is increased to more than 4,232,000 shares or decreased to less than 2,720,000 shares, all funds submitted for the purchase of shares of common stock in the offering will be returned promptly with interest at 0.05% per annum. All subscribers will be resolicited and given an opportunity to place a new order within a specified period of time. Funds received in the subscription and the community offerings and, if applicable, the syndicated community offering will be held in a segregated account at Sunshine State Bank and will earn interest at 0.05% per annum until completion or termination of the offering.

Keefe, Bruyette & Woods, Inc. will assist us in selling our shares of common stock on a best efforts basis in the offering. Keefe, Bruyette & Woods, Inc. is not required to purchase any of the shares of common stock that are being offered for sale.

OFFERING SUMMARY

Price: $10.00 per Share

	Minimum	Midpoint	Maximum	Adjusted Maximum
Number of shares	2,720,000	3,200,000	3,680,000	4,232,000
Gross offering proceeds	$27,200,000	$32,000,000	$36,800,000	$42,320,000
Estimated offering expenses, excluding selling agent commissions	$1,010,000	$1,010,000	$1,010,000	$1,010,000
Selling agent commissions (1)(2)	$231,350	$275,510	$319,670	$370,454
Estimated net proceeds	$25,958,650	$30,714,490	$35,470,330	$40,939,546
Estimated net proceeds per share	$9.54	$9.60	$9.64	$9.67

(1)	See “The Conversion and Offering—Marketing and Distribution; Compensation” for a discussion of Keefe, Bruyette & Woods, Inc.’s compensation for this offering.
(2)	Assumes all shares are sold in the subscription or community offerings, and excludes reimbursable expenses and conversion agent fees, which are included in estimated offering expenses. If all shares of common stock are sold in the syndicated community offering, excluding shares purchased by the employee stock ownership plan and shares purchased by insiders of Sunshine Bancorp, Inc., for which no selling agent commissions would be paid, the maximum selling agent commissions and expenses would be $1.4 million at the minimum, $1.7 million at the midpoint, $1.9 million at the maximum and $2.2 million at the maximum, as adjusted. See “The Conversion and Offering—Marketing and Distribution; Compensation” for a discussion of fees to be paid to Keefe, Bruyette & Woods, Inc. and other Financial Industry Regulatory Authority member firms in the event that all shares are sold in a syndicated community offering.

This investment involves a degree of risk, including the possible loss of principal. Please read “Risk Factors” beginning on page 14.

These securities are not deposits or accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. None of the Securities and Exchange Commission, the Office of the Comptroller of the Currency, the Board of Governors of the Federal Reserve System or any state securities regulator has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

For assistance, please contact the Stock Information Center, toll-free, at (877) 821-5783.

The date of this prospectus is May 14, 2014.

Sunshine State Bank

Spring Hill
Gulf of Mexico
301
75
Zephyrhills
35
4
75
301
275
Lakeland
4
Plant City
60
Tampa
275
Brandon
60
Riverview
St. Petersburg
Tampa Bay
FLORIDA
301
275
75

FLORIDA
Tampa

Plant City – Main Office
102 West Baker Street
Plant City

Walden Woods
2400 Jim Redman Parkway
Plant City

Brandon
420 West Brandon Boulevard
Brandon

Riverview
7459 U.S. Highway 301 South
Riverview

Zephyrhills
36450 Eiland Boule ard
Zephyrhills

i

SUMMARY

The following summary explains the significant aspects of Sunshine State Bank’s mutual-to-stock conversion and the related offering of Sunshine Bancorp, Inc. common stock. It may not contain all of the information that is important to you. For additional information before making an investment decision, you should read this entire document carefully, including the financial statements and the notes to the financial statements, and the section entitled “Risk Factors.”

In this prospectus, the terms “we,” “our,” and “us” refer to Sunshine Bancorp, Inc. and Sunshine State Federal Savings and Loan Association, unless the context indicates another meaning. In addition, we sometimes refer to Sunshine Bancorp, Inc. as “Sunshine Bancorp,” and to Sunshine State Federal Savings and Loan Association as “Sunshine State Bank” or the “Bank.”

Sunshine State Bank

Sunshine State Bank is a federal mutual savings and loan association that was organized in 1954 under the name First Federal Savings and Loan Association of Plant City. In 1975, the Bank changed its name to Sunshine State Federal Savings and Loan Association. In connection with the completion of the conversion, the Bank intends to change its name to Sunshine State Bank. We conduct our operations from our main office in Plant City, Florida and our four additional full-service banking offices located in Brandon, Riverview, Zephyrhills and Plant City, Florida. We provide financial services to individuals, families and businesses primarily located in Hillsborough County and Pasco County, Florida.

Our principal business has consisted of attracting retail deposits from the general public in our market area and investing those deposits, together with funds generated from operations, in one- to four-family residential real estate loans, commercial real estate loans, commercial business loans and, to a lesser extent, multi-family real estate, land and construction and consumer loans. Beginning in the fourth quarter of 2013, we changed our business strategy to focus on increasing our originations of commercial real estate and commercial business loans and to discontinue originating new one- to four-family residential real estate loans for retention in our portfolio. We also invest in securities, which consist primarily of U.S. Treasury securities, U.S. government agency securities and securities and obligations of U.S. government-sponsored enterprises. We offer a variety of deposit accounts to consumers and small businesses, including savings accounts, NOW accounts, money market accounts and certificate of deposit accounts. We also offer online banking services and remote deposit capture. At December 31, 2013, we had total assets of $194.4 million, total deposits of $164.9 million and total equity of $26.6 million. Sunshine State Bank is subject to comprehensive regulation and examination by its primary federal regulator, the Office of the Comptroller of the Currency (the “OCC”).

Our main office is located at 102 West Baker Street, Plant City, Florida 33563, and our telephone number at this address is (813) 752-6193. Our website address is www.sunshinestatefederal.com. Information on our website is not incorporated into this prospectus and should not be considered part of this prospectus.

Sunshine Bancorp, Inc.

The shares being offered will be issued by Sunshine Bancorp, Inc. a newly formed Maryland corporation that will own all of the outstanding shares of common stock of Sunshine State Bank upon completion of Sunshine State Bank’s mutual-to-stock conversion. Sunshine Bancorp, Inc. was incorporated in March 2014, and has not engaged in any business to date. Upon completion of the conversion, Sunshine Bancorp will register as a savings and loan holding company and will be subject to comprehensive regulation and examination by the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”).

Sunshine Bancorp’s executive office is located at 102 West Baker Street, Plant City, Florida 33563, and its telephone number at this address is (813) 752-6193.

The Conversion and Our Organizational Structure

Pursuant to the terms of the plan of conversion, Sunshine State Bank will convert from a mutual (meaning no stockholders) savings and loan association to a stock savings bank. As part of the conversion, Sunshine Bancorp, the newly formed proposed holding company for Sunshine State Bank, will offer for sale shares of its common stock in a subscription offering and, if necessary, a community offering and a syndicated community offering. Upon the completion of the conversion and stock offering, Sunshine Bancorp will be 100% owned by stockholders and Sunshine State Bank will be a wholly-owned subsidiary of Sunshine Bancorp. See “The Conversion and Offering” for a full description of the conversion.

Business Strategy

We intend to operate as a well-capitalized and profitable community bank dedicated to providing exceptional personal service to our individual and business customers. We believe that we have a competitive advantage in the markets we serve because of our knowledge of the local marketplace and our long-standing history of providing superior, relationship-based customer service. Our core business strategies are to:

•	increase our focus on commercial real estate and commercial business lending;

•	increase our non-interest income by closing one- to four-family residential real estate loans through unaffiliated mortgage banking companies;

•	maintain disciplined and conservative underwriting standards;

•	continue to attract low-cost transaction account deposits; and

•	expand our banking franchise as opportunities arise through acquisitions of other financial institutions.

These strategies are intended to guide our investment of the net proceeds of the offering. We intend to continue to pursue our business strategy after the conversion and the offering, subject to changes necessitated by future market conditions and other factors. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Business Strategy” for a further discussion of our business strategy.

Reasons for the Conversion and Offering

We believe the stock form of organization will provide us with access to additional resources to expand the products and services we offer our customers. Management believes that the additional capital raised in the offering will enable us to take advantage of business opportunities and over time grow to achieve certain economies of scale that may not otherwise be available to us, while being committed to remaining an independent community bank. Our primary reasons for converting and raising additional capital through the offering are to:

•	increase our capital to enhance our financial strength and to support existing and future lending and deposit growth;

•	enhance our lending capacity by increasing our regulatory lending limits;

•	attract and retain qualified personnel by enabling us to establish stock-based benefit plans for our management and employees that will give them an opportunity to share in our long-term success;

•	enhance our community ties by providing customers and members of our community with the opportunity to acquire an ownership interest in Sunshine State Bank; and

•	provide greater flexibility to structure and finance opportunities for expansion, including acquisitions of other financial institutions, although we have no current arrangements or agreements with respect to any such transactions.

As of December 31, 2013, Sunshine State Bank was considered “well capitalized” for regulatory purposes. As a result of the conversion, the proceeds from the stock offering will further improve our capital position during a period of significant economic, regulatory and political uncertainty.

See “The Conversion and Offering” for a more complete discussion of our reasons for conducting the conversion and offering.

Terms of the Offering

We are offering between 2,720,000 shares and 3,680,000 shares of common stock to eligible depositors of Sunshine State Bank and to our tax-qualified employee benefit plans in a subscription offering. To the extent shares remain available, we may offer shares for sale in a community offering, with a preference given to natural persons and trusts of natural persons residing in Hillsborough and Pasco Counties, Florida. We may also offer for sale shares of common stock not purchased in the subscription offering or the community offering to the general public in a syndicated community offering. The number of shares of common stock to be sold may be increased to up to 4,232,000 shares as a result of demand for the shares of common stock in the offering or changes in market conditions. Unless the number of shares of common stock offered is increased to more than 4,232,000 shares or decreased to less than 2,720,000 shares, or the offering is extended beyond August 1, 2014, subscribers will not have the opportunity to change or cancel their stock orders once submitted. If the offering is extended past August 1, 2014, we will resolicit subscribers. You will have the opportunity to confirm, change or cancel your order within a specified period of time. If you do not respond during that period of time, your stock order will be cancelled and your deposit account withdrawal authorizations will be cancelled or your funds submitted will be returned promptly with interest at 0.05% per annum. If the number of shares to be sold is increased to more than 4,232,000 shares or decreased to less than 2,720,000 shares, all subscribers’ stock orders will be cancelled, their deposit account withdrawal authorizations will be cancelled and funds delivered for the purchase of shares of common stock in the offering will be returned promptly with interest at 0.05% per annum. We will give these subscribers an opportunity to place new orders for a specified period of time.

The purchase price of each share of common stock to be offered for sale in the offering is $10.00. All investors will pay the same purchase price per share. Investors will not be charged a commission to purchase shares of common stock in the offering. Keefe, Bruyette & Woods, Inc., our marketing agent in the offering, will use its best efforts to assist us in selling shares of our common stock but is not obligated to purchase any shares of common stock in the offering.

How We Determined the Offering Range and the $10.00 Per Share Stock Price

The amount of common stock we are offering for sale is based on an independent appraisal of the estimated market value of Sunshine Bancorp, assuming the conversion and offering are completed. RP Financial, LC., our independent appraiser, has estimated that, as of February 21, 2014, this market value was $32.0 million. Based on regulations of the OCC, this market value forms the midpoint of a valuation range with a minimum of $27.2 million and a maximum of $36.8 million. Based on this valuation and a $10.00 per share price, the number of shares of common stock being offered for sale by us will range from 2,720,000 shares to 3,680,000 shares. We may sell up to 4,232,000 shares of common stock because of demand for the shares or changes in market conditions without resoliciting subscribers. The $10.00 per share price was selected primarily because it is the price most commonly used in mutual-to-stock conversions of financial institutions.

The appraisal is based in part on Sunshine State Bank’s financial condition and results of operations, the pro forma effect of the additional capital raised by the sale of shares of common stock in the offering and an analysis of a peer group of ten publicly traded thrift holding companies with assets between $250 million and $1.0 billion as of December 31, 2013 that RP Financial, LC. considers comparable to Sunshine Bancorp. The appraisal peer group consists of the following companies.

Company Name	Ticker Symbol	Exchange	Headquarters	Total Assets at December 31, 2013
				(in thousands)
ASB Bancorp, Inc.	ASBB	Nasdaq	Asheville, NC	$733
Cheviot Financial Corp.	CHEV	Nasdaq	Cincinnati, OH	587
Home Bancorp Inc.	HBCP	Nasdaq	Lafayette, LA	984
Home Federal Bancorp, Inc.	HFBL	Nasdaq	Shreveport, LA	286
IF Bancorp, Inc.	IROQ	Nasdaq	Watseka, IL	540
LaPorte Bancorp, Inc.	LPSB	Nasdaq	LaPorte, IN	527
Louisiana Bancorp, Inc.	LABC	Nasdaq	Metairie, LA	317
Poage Bankshares, Inc.	PBSK	Nasdaq	Ashland, KY	291
State Investors Bancorp, Inc.	SIBC	Nasdaq	Metairie, LA	259
Wolverine Bancorp, Inc.	WBKC	Nasdaq	Midland, MI	291

In applying each of the valuation methods, RP Financial, LC. considered adjustments to our pro forma market value based on a comparison of Sunshine Bancorp with the peer group. RP Financial, LC. made a downward adjustment for profitability, growth and viability of earnings. The downward valuation adjustment considered, among other things, Sunshine State Bank’s low level of earnings as reflected in Sunshine Bancorp’s less favorable pro forma return on assets and return on equity measures based on financial data for the twelve months ended December 31, 2013. Moreover, Sunshine Bancorp had a less favorable history of earnings recording net operating losses in three of the last five years through 2013, as compared to the peer group’s generally profitable operations. For the twelve months ended December 31, 2013, Sunshine Bancorp’s less favorable pro forma return on assets and return on equity measures versus the peer group were largely due to a shrinking loan portfolio, a declining level of net interest income and higher operating expenses as compared to the peer group. The downward adjustment also took into consideration Sunshine Bancorp’s higher non-performing assets to total assets ratio as compared to the peer group. RP Financial, LC. also made an upward adjustment for Sunshine State Bank’s primary market area, which took into account the larger size and more favorable demographic growth, income levels and unemployment rate, compared to the market areas of the peer group. No adjustments were made for Sunshine State Bank’s financial condition, asset growth, dividends, liquidity of shares, marketing of the stock issuance, management, or effects of government regulations and regulatory reform.

The following table presents a summary of selected pricing ratios for the peer group companies and for Sunshine Bancorp (on a pro forma basis) utilized by RP Financial, LC. in its appraisal. These ratios are based on Sunshine Bancorp’s book value, tangible book value and net income as of and for the twelve months ended December 31, 2013. The peer group ratios are based on the latest date for which complete financial data are publicly available and stock prices as of February 21, 2014. Compared to the average pricing ratios of the peer group, our pro forma pricing ratios at the midpoint of the offering range indicated a discount of 32.3% on a price-to-book value basis and a discount of 34.0% on a price-to-tangible book value basis. Compared to the median pricing ratios of the peer group, our pro forma pricing ratios at the midpoint of the offering range indicated a discount of 32.1% on a price-to-book value basis and a discount of 33.3% on a price-to-tangible book value basis.

	Price-to-earnings Multiple	Price-to-book value ratio	Price-to-tangible book value ratio
Sunshine Bancorp (on a pro forma basis, assuming completion of the conversion):
Adjusted Maximum	NM	67.80%	67.80%
Maximum	NM	63.90%	63.90%
Midpoint	NM	59.88%	59.88%
Minimum	NM	55.22%	55.22%

Valuation of peer group companies, all of which are fully converted (on an historical basis):
Averages	21.11x	88.49%	90.68%
Medians	19.77x	88.19%	89.74%

NM     Not meaningful.

The independent appraisal does not indicate trading market value. Do not assume or expect that our valuation as indicated in the appraisal means that after the conversion and offering the shares of our common stock will trade at or above the $10.00 per share purchase price. Furthermore, the pricing ratios presented in the appraisal were utilized by RP Financial, LC. to estimate our pro forma appraised value for regulatory purposes and not to compare the relative value of shares of our common stock with the value of the capital stock of the peer group. The value of the capital stock of a particular company may be affected by a number of factors such as financial performance, asset size and market location.

For a more complete discussion of the amount of common stock we are offering for sale and the independent appraisal, see “The Conversion and Offering—Determination of Share Price and Number of Shares to be Issued.”

How We Intend to Use the Proceeds From the Stock Offering

Sunshine State Bank will receive a capital contribution equal to at least 50% of the net proceeds of the offering. We anticipate that Sunshine Bancorp will invest, at the minimum, midpoint, maximum and adjusted maximum of the offering range, approximately $13.0 million, $15.4 million, $17.7 million and $20.5 million, respectively, of the net proceeds from the stock offering in Sunshine State Bank. Of the remaining funds, we intend that Sunshine Bancorp will loan funds to our employee stock ownership plan to fund the plan’s purchase of shares of common stock in the stock offering and retain the remainder of the net proceeds from the offering. Assuming we sell 3,200,000 shares of common stock in the stock offering and have net proceeds of $30.7 million, we anticipate that Sunshine Bancorp will invest $15.4 million in Sunshine State Bank, loan $2.6 million to our employee stock ownership plan to fund its purchase of shares of common stock and retain the remaining $12.8 million of the net proceeds.

Sunshine Bancorp may use the remaining funds that it retains for investments, to pay cash dividends, to repurchase shares of common stock (subject to compliance with regulatory requirements), to expand our banking franchise by acquiring financial institutions as opportunities arise, or for other general corporate purposes. Sunshine State Bank may use the remaining net proceeds it receives from us to fund new loans, primarily commercial real estate and commercial business loans, enhance existing products and services and support the development of new products and services, invest in securities, or for general corporate purposes.

For more information on the proposed use of the proceeds from the offering, see “How We Intend to Use the Proceeds from the Offering.”

Persons Who May Order Shares of Common Stock in the Offering

We are offering the shares of common stock in a subscription offering in the following descending order of priority:

•	first, to depositors with accounts at Sunshine State Bank with aggregate balances of at least $50 at the close of business on September 30, 2012;

•	second, to our tax-qualified employee benefit plans (including Sunshine State Bank’s employee stock ownership plan and Sunshine State Bank’s 401(k) plan), which will receive, without payment therefor, nontransferable subscription rights to purchase in the aggregate up to 10% of the shares of common stock sold in the offering. We expect our employee stock ownership plan to purchase up to 8% of the shares of common stock sold in the offering;

•	third, to depositors with accounts at Sunshine State Bank with aggregate balances of at least $50 at the close of business on March 31, 2014; and

•	fourth, to depositors of Sunshine State Bank at the close of business on April 30, 2014.

Shares of common stock not purchased in the subscription offering may be offered for sale in a community offering, with a preference given to natural persons and trusts of natural persons residing in Hillsborough and Pasco Counties, Florida. The community offering may begin concurrently with, during or after the subscription offering. We also may offer for sale shares of common stock not purchased in the subscription offering or the community offering to the general public through a syndicated community offering, which will be managed by Keefe, Bruyette & Woods, Inc. We have the right to accept or reject, in our sole discretion, orders received in the community offering or syndicated community offering. Any determination to accept or reject stock orders in the community offering or the syndicated community offering will be based on the facts and circumstances available to management at the time of the determination.

If we receive orders for more shares than we are offering, we may not be able to fully or partially fill your order. Shares will be allocated first to categories in the subscription offering. A detailed description of the subscription offering, the community offering and the syndicated community offering, as well as a discussion regarding allocation procedures, can be found in the section of this prospectus entitled “The Conversion and Offering.”

Limits on How Much Common Stock You May Purchase

The minimum number of shares of common stock that may be purchased is 25.

Generally, no individual (or group of individuals exercising subscription rights through a single deposit account held jointly) may purchase more than 20,000 shares ($200,000) of common stock. If any of the following purchase shares of common stock, their purchases, in all categories of the offering combined, when combined with your purchases, cannot exceed 30,000 shares ($300,000) of common stock:

•	your spouse or relatives of you or your spouse who reside with you;

•	most companies, trusts or other entities in which you are a trustee, have a substantial beneficial interest or hold a senior position; or

•	other persons who may be your associates or persons acting in concert with you.

Unless we determine otherwise, persons having the same address and persons exercising subscription rights through qualifying accounts registered to the same address will be subject to the overall purchase limitation of 30,000 shares ($300,000). See the detailed descriptions of “acting in concert” and “associate” in the section of this prospectus headed “The Conversion and Offering—Limitations on Common Stock Purchases.”

Subject to OCC approval, we may increase or decrease the purchase limitations at any time. See the detailed description of the purchase limitations in the section of this prospectus headed “The Conversion and Offering—Limitations on Common Stock Purchases.”

How You May Purchase Shares of Common Stock in the Subscription Offering and the Community Offering

In the subscription offering and community offering, you may pay for your shares only by:

•	personal check, bank check or money order made payable directly to Sunshine Bancorp, Inc.; or

•	authorizing us to withdraw available funds from the types of Sunshine State Bank deposit accounts identified on the stock order form.

Please do not submit cash or wire transfers. Sunshine State Bank is not permitted to lend funds to anyone to purchase shares of common stock in the offering. Additionally, you may not use any type of third-party check to pay for shares of common stock. On the stock order form, you may not designate withdrawal from Sunshine State Bank accounts with check-writing privileges; instead, please submit a check. If you request that we directly withdraw the funds from an account with check-writing privileges, we reserve the right to interpret that as your authorization to treat those funds as if we had received a check for the designated amount, and we will immediately withdraw the amount from your checking account. Funds received in the subscription and community offerings and, if applicable, the syndicated community offering, will be held in a segregated account at Sunshine State Bank and will earn interest at 0.05% per annum until completion or termination of the offering. You may not authorize direct withdrawal from a Sunshine State Bank retirement account. See “—Using Retirement Account Funds to Purchase Shares of Common Stock in the Subscription and Community Offerings.”

You may subscribe for shares of common stock in the offering by delivering a signed and completed stock order form, together with full payment payable to Sunshine Bancorp, Inc. or authorization to withdraw funds from one or more of your Sunshine State Bank deposit accounts, provided that the stock order form is received before 2:00 p.m., Eastern Time, on June 17, 2014. You may submit your stock order form and payment by mail using the stock order reply envelope provided, by overnight delivery to our Stock Information Center at the address noted on the stock order form or by hand-delivery to Sunshine State Bank’s main office located at 102 West Baker Street, Plant City, Florida.

Hand delivered stock order forms will only be accepted at this location. You may not deliver this form to our other banking offices. Please do not mail stock order forms to Sunshine State Bank. Once submitted, your order will be irrevocable unless the offering is terminated or is extended beyond August 1, 2014, or the number of shares of common stock to be sold is increased to more than 4,232,000 shares or decreased to less than 2,720,000 shares.

For a complete description of how to purchase shares in the stock offering, see “The Conversion and Offering—Procedure for Purchasing Shares.”

Using Retirement Account Funds to Purchase Shares of Common Stock in the Subscription and Community Offerings

You may be able to subscribe for shares of common stock using funds in your individual retirement account (“IRA”), or other retirement account. If you wish to use some or all of the funds in your IRA or other retirement account held at Sunshine State Bank, the applicable funds must be transferred to a self-directed account maintained by an independent custodian or trustee, such as a brokerage firm, before you place your stock order. If you do not have such an account, you will need to establish one. An annual administrative fee may be payable to the independent custodian or trustee. Because individual circumstances differ and the processing of retirement fund orders takes additional time, we recommend that you contact our Stock Information Center promptly, preferably at least two weeks before the June 17, 2014 offering deadline, for assistance with purchases using funds in your IRA or other retirement account held at Sunshine State Bank or elsewhere. Whether you may use such funds to purchase shares in the stock offering may depend on timing constraints and, possibly, limitations imposed by the institution where the funds are held.

For a complete description of how to use IRA funds to purchase shares in the stock offering, see “The Conversion and Offering—Procedure for Purchasing Shares—Using Retirement Account Funds.”

You May Not Sell or Transfer Your Subscription Rights

Federal regulations prohibit you from transferring your subscription rights. If you order shares of common stock in the subscription offering, you will be required to state that you are purchasing the common stock for yourself and that you have no agreement or understanding to sell or transfer your subscription rights. We intend to take legal action against anyone who we believe has sold or transferred his or her subscription rights. In addition, we intend to advise the appropriate federal agencies of any person who we believe has sold or transferred his or her subscription rights. We will not accept your order if we have reason to believe that you have sold or transferred your subscription rights. On the stock order form, you may not add the names of others for joint stock registration who do not have subscription rights or who qualify only in a lower subscription offering priority than you do. You may add only those who were eligible to purchase shares of common stock in the subscription offering at your date of eligibility. In addition, the stock order form requires that you list all qualifying accounts, giving all names on each account and the account number at the applicable eligibility date. Failure to provide this information, or providing incomplete or incorrect information, may result in a loss of part or all of your share allocation if there is an oversubscription.

Purchases by Executive Officers and Directors

We expect our directors and executive officers, together with their associates, to subscribe for 188,900 shares ($1.9 million) of common stock in the offering, representing 6.9% of shares to be sold at the minimum of the offering range. However, there can be no assurance that any individual director or executive officer, or the directors and executive officers as a group, will purchase any specific number of shares of our common stock. The purchase price paid by them will be the same $10.00 per share price paid by all other persons who purchase shares of common stock in the offering. Our directors and executive officers will be subject to the same minimum purchase requirements and purchase limitations as other participants in the offering set forth under “—Limits on How Much Common Stock You May Purchase.”

Purchases by our directors, executive officers and their associates will be included in determining whether the required minimum number of shares has been subscribed for in the offering. Any purchases made by our directors or executive officers, or their associates, for the explicit purpose of meeting the minimum number of shares of common stock required to be sold to complete the offering will be made for investment purposes only and not with a view toward redistribution.

For more information on the proposed purchases of shares of common stock by our directors and executive officers, see “Subscriptions by Directors and Executive Officers.”

Deadline for Orders of Shares of Common Stock in the Subscription and Community Offerings

The deadline for submitting orders for shares of common stock in the subscription and community offerings is 2:00 p.m., Eastern Time, on June 17, 2014, unless we extend the subscription offering and/or the community offering. If you wish to purchase shares of common stock, a properly completed and signed original stock order form, together with full payment, must be received (not postmarked) by this time.

Although we will make reasonable attempts to provide this prospectus and offering materials to holders of subscription rights, the subscription offering and all subscription rights will expire at 2:00 p.m., Eastern Time, on June 17, 2014, whether or not we have been able to locate each person entitled to subscription rights.

For a complete description of the deadline for purchasing shares in the stock offering, see “The Conversion and Offering—Procedure for Purchasing Shares—Expiration Date.”

Steps We May Take if We Do Not Receive Orders for the Minimum Number of Shares

If we do not receive orders for at least 2,720,000 shares of common stock, we may take additional steps in order to sell the minimum number of shares of common stock in the offering range. Specifically, we may:

•	increase the purchase limitations; and/or

•	seek regulatory approval to extend the offering beyond August 1, 2014.

If we extend the offering past August 1, 2014, we will resolicit subscribers. You will have the opportunity to confirm, change or cancel your order within a specified period of time. If you do not respond during that period of time, your stock order will be cancelled and your deposit account withdrawal authorizations will be cancelled or your funds submitted will be returned promptly with interest at 0.05% per annum from the date the stock order was processed. If one or more purchase limitations are increased, subscribers in the subscription offering who ordered the maximum amount and who indicated a desire to be resolicited on the stock order form will be and, in our sole discretion, some other large subscribers may be, given the opportunity to increase their subscriptions up to the newly applicable limit.

Conditions to Completion of the Conversion

The board of directors of Sunshine State Bank has approved the plan of conversion. In addition, the OCC has conditionally approved the plan of conversion and the Federal Reserve Board has conditionally approved our holding company application. We cannot complete the conversion unless:

•	the plan of conversion is approved by a majority of votes eligible to be cast by members of Sunshine State Bank (depositors of Sunshine State Bank) as of April 30, 2014;

•	we have received orders for at least the minimum number of shares of common stock offered; and

•	we receive the final approval required from the OCC to complete the conversion and offering and the final approval of our application to form a savings and loan holding company from the Federal Reserve Board.

Any approval by the OCC or the Federal Reserve Board does not constitute a recommendation or endorsement of the plan of conversion.

Our Dividend Policy

Our board of directors will have the authority to declare dividends on our common stock, subject to statutory and regulatory requirements. However, no decision has been made with respect to the amount, if any, and timing of any dividend payments. See “Our Dividend Policy.”

Market for Common Stock

We anticipate that the common stock sold in the offering will be listed on the Nasdaq Capital Market under the symbol “SBCP” following the completion of the stock offering. Keefe, Bruyette & Woods, Inc. currently intends to make a market in the shares of our common stock, but is under no obligation to do so. See “Market for the Common Stock.”

Delivery of Stock Certificates

Certificates representing shares of common stock sold in the subscription offering and community offering will be mailed to purchasers at the address noted by them on the stock order form. Shares of common stock sold in the syndicated community offering may be delivered electronically through the services of The Depository Trust Company. Stock certificates will be sent to purchasers by first-class mail as soon as practicable after the completion of the conversion and stock offering, which is expected to occur as soon as practicable following satisfaction of the conditions described above in “—Conditions to Completion of the Conversion.” We expect trading in the stock to begin on the business day immediately following the completion of the conversion and stock offering. It is possible that until certificates for the common stock are delivered, purchasers might not be able to sell the shares of common stock that they ordered, even though the common stock will have begun trading. Your ability to sell the shares of common stock before receiving your stock certificate will depend on arrangements you may make with a brokerage firm.

Possible Change in the Offering Range

RP Financial, LC. will update its appraisal before we complete the offering. If, as a result of demand for the shares or changes in market conditions, RP Financial, LC. determines that our pro forma market value has increased, we may sell up to 4,232,000 shares in the offering without further notice to you. If our pro forma market value at that time is either below $27.2 million or above $42.3 million, then, after consulting with the OCC, we may:

•	terminate the stock offering, cancel deposit account withdrawal authorizations and promptly return all funds received in the offering with interest at 0.05% per annum;

•	set a new offering range; or

•	take such other actions as may be permitted by the OCC, the Federal Reserve Board, the Financial Industry Regulatory Authority and the Securities and Exchange Commission.

If we set a new offering range, we will promptly return funds, with interest at 0.05% per annum for funds received in the offering, cancel deposit account withdrawal authorizations and commence a resolicitation. In connection with the resolicitation, we will notify subscribers of their right to place a new stock order for a specified period of time.

Possible Termination of the Offering

We may terminate the offering at any time prior to the special meeting of members of Sunshine State Bank that is being called to vote on the conversion, and at any time after member approval with the concurrence of the OCC. In addition, we must sell a minimum of 2,720,000 shares to complete the offering. If we terminate the offering, we will promptly return funds, as described above.

Benefits to Management and Potential Dilution to Stockholders Resulting from the Conversion

We expect our employee stock ownership plan, which is a tax-qualified retirement plan for the benefit of all of our employees being established in connection with the conversion and stock offering, to purchase up to 8% of the shares of common stock that we sell in the offering. If we receive orders for more shares of common stock than the maximum of the offering range, the employee stock ownership plan will have first priority to purchase shares over this maximum, up to a total of 8% of the shares of common stock that we sell in the offering. This would reduce the number of shares available for allocation to eligible depositors. For further information, see “Management—Benefit Plans and Agreements—Employee Stock Ownership Plan.”

Purchases by the employee stock ownership plan in the offering will be included in determining whether the required minimum number of shares have been sold in the offering. Subject to market conditions and receipt of regulatory approval, the employee stock ownership plan may instead elect to purchase shares of common stock in the open market following the completion of the offering in order to fill all or a portion of the employee stock ownership plan’s intended subscription.

We also intend to implement one or more stock-based benefit plans after completion of the conversion. Stockholder approval of these plans will be required, and the stock-based benefit plans cannot be implemented until at least six months after the completion of the conversion pursuant to applicable OCC regulations. If adopted within 12 months following the completion of the conversion, the OCC conversion regulations would allow for the stock-based benefit plans to reserve a number of shares of common stock equal to not more than 4% of the shares sold in the offering, or up to 169,280 shares of common stock at the adjusted maximum of the offering range, for restricted stock awards to key employees and directors, at no cost to the recipients. If adopted within 12 months following the completion of the conversion, the stock-based benefit plans will also reserve a number of shares equal to not more than 10% of the shares of common stock sold in the offering, or up to 423,200 shares of common stock at the adjusted maximum of the offering range, for the exercise of stock options granted to key employees and directors. If the stock-based benefit plans are adopted after 12 months from the date of the completion of the conversion, the 4% and 10% limitations described above will no longer apply, and we may adopt stock-based benefit plans encompassing more than 592,480 shares of our common stock assuming the adjusted maximum of the offering range. We have not yet determined whether we will present these plans for stockholder approval within or after 12 months following the completion of the conversion.

If 4% of the shares of common stock sold in the conversion are awarded under a stock-based benefit plan and come from authorized but unissued shares of common stock, stockholders would experience dilution of up to 3.85% of their ownership interest of Sunshine Bancorp, Inc. If 10% of the shares of common stock sold in the conversion are issued upon the exercise of options granted under a stock-based benefit plan and come from authorized but unissued shares of common stock, stockholders would experience dilution of 9.09% of their ownership interest in Sunshine Bancorp, Inc.

The following table summarizes the number of shares of common stock and aggregate dollar value of grants that would be available under one or more stock-based benefit plans if such plans are adopted within one year following the completion of the conversion and the offering. The table shows the dilution to stockholders if all these shares are issued from authorized but unissued shares, instead of repurchased shares. The table also sets forth the number of shares of common stock to be acquired by the employee stock ownership plan for allocation to all employees. A portion of the stock grants shown in the table below may be made to non-management employees.

	Number of Shares to be Granted or Purchased (1)			Dilution Resulting From Issuance of Shares for Stock Benefit Plans
					Value of Grants (2)
	At Minimum of Offering Range	At Maximum of Offering Range	As a Percentage of Common Stock to be Issued		At Minimum of Offering Range	At Maximum of Offering Range
Employee stock ownership plan	217,600	338,560	8.00%	n/a (3)	$2,176	$3,386
Stock awards	108,800	169,280	4.00	3.85%	1,088	1,693
Stock options	272,000	423,200	10.00	9.09%	906	1,409

Total	598,400	931,040	22.00%	12.28%	$4,170	$6,488

(1)	The stock-based benefit plans may award a greater number of options and shares, respectively, if the plans are adopted and approved by stockholders more than 12 months after the completion of the conversion.
(2)	The actual value of restricted stock grants will be determined based on their fair value as of the date grants are made. For purposes of this table, fair value is assumed to be the same as the offering price of $10.00 per share. The fair value of stock options has been estimated at $3.33 per option using the Black-Scholes option pricing model with the following assumptions: a grant-date share price and option exercise price of $10.00; dividend yield of 0%; an expected option life of 10 years; a risk-free interest rate of 3.04%; and a volatility rate of 15.82%. The actual expense of stock options granted under a stock-based benefit plan will be determined by the grant-date fair value of the options, which will depend on a number of factors, including the valuation assumptions used in the option pricing model ultimately adopted, which may or may not be the Black-Scholes model.
(3)	Represents the dilution of stock ownership interest. No dilution is reflected for the employee stock ownership plan because these shares are assumed to be purchased in the offering.

Tax Consequences

Sunshine State Bank and Sunshine Bancorp have received an opinion of counsel, Luse Gorman Pomerenk & Schick, P.C., regarding the material federal income tax consequences of the conversion, including an opinion that it is more likely than not that the fair market value of the nontransferable subscription rights to purchase the common stock will be zero and, accordingly, no gain or loss will be recognized by depositors upon the distribution to them of the nontransferable subscription rights to purchase the common stock and no taxable income will be realized by depositors as a result of the exercise of the nontransferable subscription rights. Sunshine State Bank and Sunshine Bancorp have also received an opinion of Hacker, Johnson & Smith PA regarding the material Florida state tax consequences of the conversion. As a general matter, the conversion will not be a taxable transaction for purposes of federal or state income taxes to Sunshine State Bank, Sunshine Bancorp or persons eligible to subscribe in the subscription offering. See the section of this prospectus entitled “Taxation” for additional information regarding taxes.

Emerging Growth Company Status

The Jumpstart Our Business Startups Act (the “JOBS Act”), which was signed into law on April 5, 2012, has made numerous changes to the federal securities laws to facilitate access to capital markets. Under the JOBS Act, a company with total annual gross revenues of less than $1.0 billion during its most recently completed fiscal year qualifies as an “emerging growth company.” We qualify as an “emerging growth company” and believe that we will continue to qualify as an emerging growth company for five years after the completion of the stock offering.

As an emerging growth company we have elected to use the extended transition period to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. Accordingly, our financial statements may not be comparable to the financial statements of public companies that comply with such new or revised accounting standards.

Additionally, we are in the process of evaluating the benefits of relying on the reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if, as an emerging growth company, we choose to rely on such exemptions we may not be required to, among other things, (i) provide an auditor’s attestation report on our system of internal controls over financial reporting, (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act ( the “Dodd-Frank Act”), (iii) hold non-binding stockholder votes regarding annual executive compensation or executive compensation payable in connection with a merger or similar corporate transaction, (iv) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis), and (v) disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation. However, we will also not be subject to the auditor attestation requirement or additional executive compensation disclosures so long as we remain a “smaller reporting company” under Securities and Exchange Commission regulations (generally less than $75 million of voting and non-voting equity held by non-affiliates).

We may remain an emerging growth company for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our annual gross revenues exceed $1.0 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (iii) the date on which we have issued more than $1.0 billion in non-convertible debt during the preceding three-year period.

How You Can Obtain Additional Information—Stock Information Center

Our banking personnel may not, by law, assist with investment-related questions about the offering. If you have questions regarding the conversion or offering, please call our Stock Information Center. The toll-free telephone number is (877) 821-5783. The Stock Information Center is open Monday through Friday between 10:00 a.m. and 4:00 p.m., Eastern Time. The Stock Information Center will be closed on bank holidays.

RISK FACTORS

You should consider carefully the following risk factors in evaluating an investment in the shares of our common stock.

Risks Related to Our Business

We may be unable to successfully implement our new business strategy and as a result, our financial condition and results of operations may be negatively affected.

Our future success will depend upon management’s ability to successfully implement our new business strategy, which includes increasing the yields we earn on our loan portfolio by growing our commercial real estate and commercial business lending with an emphasis on originating loans to small businesses. We will no longer retain in our portfolio new residential real estate loans, which has been our historical focus. Instead we will use the services of unaffiliated mortgage banking companies to underwrite and fund one- to four-family residential mortgage loans in order to continue to provide this loan product to our customers. We will take and process loan applications for one- to four-family residential real estate loans for a fee, but allow the mortgage banking company to underwrite and close such loans.

Given their larger balances and the complexity of the underlying collateral, commercial real estate and commercial business loans generally expose a lender to greater credit risk than loans secured by owner occupied one- to four-family real estate. Additionally, future success in the commercial banking area will depend on management’s ability to attract and retain highly skilled and motivated loan originators. Sunshine State Bank competes with many institutions that have greater financial resources to attract these qualified individuals. Failure to recruit and retain adequate talent would limit our ability to compete successfully and would adversely affect our business and profitability.

Our future success in generating fee income by preparing one- to four-family residential loan applications for underwriting and origination by an unaffiliated mortgage banking company will depend on the successful implementation of our present contractual agreement with a mortgage banking company and our ability to expand this program in the future by using the services of multiple mortgage banking companies. In the event the mortgage banking company terminates our present contractual agreement, the terms and conditions to the agreement significantly change, we are required to repurchase mortgages because of fraud, or the mortgage banking company becomes bankrupt or insolvent, the Company’s non-interest fee income generated from these activities may be adversely affected.

We believe we have the management resources and internal systems in place to successfully implement our business strategy. However, it will take time to fully implement our business strategy and achieve the intended results of our strategy. During the period we are implementing our business strategy, our results of operations may be negatively impacted. In addition, even if our strategy is fully implemented, it may not produce positive results.

Our commercial real estate, multi-family and commercial business loans generally carry greater credit risk than loans secured by owner occupied one- to four-family real estate, and these risks will increase if we succeed in our plan to increase these types of loans.

At December 31, 2013, $44.6 million, or 39.4%, of our loan portfolio consisted of commercial real estate, multi-family and commercial business loans. Given their larger balances and the complexity of the underlying collateral, commercial real estate, multi-family and commercial business loans generally expose a lender to greater credit risk than loans secured by owner occupied one- to four-family real estate. Also, many of our borrowers have more than one of these types of loans outstanding. Consequently, an adverse development with respect to one loan or one credit relationship can expose us to significantly greater risk of loss compared to an adverse development with respect to a one- to four-family residential real estate loan. These loans also have greater credit risk than one- to four-family residential real estate loans for the following reasons:

•	commercial real estate and multi-family loans – repayment is generally dependent on income being generated in amounts sufficient to cover operating expenses and debt service.

•	commercial business loans – repayment is generally dependent upon the successful operation of the borrower’s business.

If loans that are collateralized by real estate or other business assets become troubled and the value of the collateral becomes significantly impaired, then we may not be able to recover the full contractual amount of principal and interest that we anticipated at the time we originated the loan, which could cause us to increase our provision for loan losses which would in turn adversely affect our operating results and financial condition.

Furthermore, a key component of our strategy is to continue to increase our origination of commercial real estate and commercial business loans to diversify our loan portfolio and increase our returns or yields on our loan portfolio, which will significantly increase our exposure to the risks inherent in these types of loans.

We have a high concentration of loans secured by real estate in our market area, which makes our business highly susceptible to downturns in the local economy and could adversely affect our financial condition and results of operations.

Unlike larger financial institutions that are more geographically diversified, we are a community banking franchise located in West Central Florida. At December 31, 2013, almost all of our loans were secured by real estate or other assets located in our primary market area in Florida. As a result, we have a greater risk of loan defaults and losses in the event of further weakness and/or a economic downturn in our market area, as adverse economic conditions may have a negative effect on the ability of our borrowers to make timely payments of their loans. During the last several years, economic conditions and real estate values within our market area have declined significantly. The unemployment rate in the State of Florida has improved to 6.2% in December 2013 as compared to the national unemployment rate of 6.7% in December 2013, but remains elevated compared to the unemployment rate prior to the recession and financial crisis. The median sales price of a single family home in the State of Florida declined by 4.6% in 2011, but increased by 8.6% and 15.9% in 2012 and 2013, respectively. From 2005 to December 31, 2013, the median sales price of a single family home in the State of Florida declined by approximately 25.6%.

A further deterioration, continued stagnation or even minimal improvement in economic conditions generally and in the market areas we serve could result in the following consequences, any of which could have a material adverse effect on our business, financial condition and results of operations:

•	loan delinquencies, problem assets and foreclosures may increase;

•	weak economic conditions may continue to limit the demand for loans by creditworthy borrowers, limiting our capacity to leverage our retail deposits and maintain our net interest income; and

•	the value of the collateral for our loans may decline further.

Our business may be adversely affected by credit risk associated with residential property.

At December 31, 2013, $60.0 million, or 52.9%, of our total loan portfolio was secured by one- to four-family real estate. One- to four-family residential mortgage lending is generally sensitive to regional and local economic conditions that significantly impact the ability of borrowers to meet their loan payment obligations, making loss levels difficult to predict. The decline in residential real estate values as a result of the downturn in the Florida housing market has reduced the value of the real estate collateral securing these types of loans. Many of our residential mortgage loans are secured by liens on mortgage properties in which the borrowers have little or no equity because of the decline in home values in our market areas. As a result, we have increased risk that we could incur losses if borrowers default on their loans because we may be unable to recover all or part of the defaulted loans by selling the real estate collateral. In addition, if the borrowers sell their homes, they may be unable to repay their loans in full from the sale proceeds. For these reasons, we may experience higher rates of delinquencies, defaults and losses on our residential mortgage loans.

Future changes in interest rates could reduce our profits and asset values.

Net income is the amount by which net interest income and non-interest income exceeds non-interest expense and the provision for loan losses and income taxes. Net interest income makes up a majority of our income and is the difference between:

•	interest income we earn on interest-earning assets, such as loans and securities; and

•	interest expense we pay on interest-bearing liabilities, such as deposits.

We are vulnerable to changes in interest rates, including the shape of the yield curve, because of a mismatch between the terms to maturity and repricing of our assets and liabilities. For the years ended December 31, 2013 and 2012, our net interest margin was 3.15% and 3.63%, respectively. Changes in interest rates also can affect: (i) our ability to originate loans; (ii) the value of our interest-earning assets; (iii) our ability to obtain and retain deposits; and (iv) the ability of our borrowers to repay their loans, particularly adjustable rate loans. Our asset/liability management committee utilizes a computer simulation model to analyze estimated changes in net interest income under various interest rate scenarios. At December 31, 2013, in the event of an immediate 100 basis point decrease in interest rates, our model projects an increase in our net interest income of 0.23%, and in the event of an immediate 100 basis point increase in interest rates, our model projects a decrease in our net interest income of 2.48%. Although management believes it has implemented effective asset and liability management strategies to reduce the potential effects of changes in interest rates on our results of operations, any substantial, unexpected or prolonged change in market interest rates could have a material adverse effect on our financial condition and results of operations. Also, our interest rate risk modeling techniques and assumptions likely may not fully predict or capture the impact of actual interest rate changes on our balance sheet.

Historically low interest rates may adversely affect our net interest income and profitability.

In recent years it has been the policy of the Federal Reserve Board to maintain interest rates at historically low levels through its targeted federal funds rate and the purchase of mortgage-backed securities. As a result, market rates on the loans we have originated and the yields on securities we have purchased have been at lower levels compared to those that existed prior to 2008. This has been a significant factor in the decrease in our interest income to $6.1 million for the year ended December 31, 2013 from $6.6 million for the year ended December 31, 2012. As a general matter, our interest-bearing liabilities reprice or mature more quickly than our interest-earning assets. However, our ability to lower our interest expense is limited at these current low interest rate levels while the average yield on our interest-earning assets may continue to decrease. The Federal Reserve Board may continue to maintain low interest rates. Accordingly, our net interest income (the difference between interest income we earn on our assets and the interest expense we pay on our liabilities) may continue to decrease, which will have an adverse effect on our profitability.

If our allowance for loan losses is not sufficient to cover actual loan losses, our earnings and capital could decrease.

Lending is inherently risky and we are exposed to the risk that our borrowers may default on their obligations. A borrower’s default on its obligations may result in lost principal and interest income and increased operating expenses as a result of the allocation of management’s time and resources to the collection and work-out of the loan. In certain situations, where collection efforts are unsuccessful or acceptable work-out arrangements cannot be reached, we may have to charge-off the loan in whole or in part. In such situations, we may acquire real estate or other assets, if any, that secure the loan through foreclosure or other similar available remedies, and the amount owed under the defaulted loan may exceed the value of the assets acquired.

We make various assumptions and judgments about the collectability of our loan portfolio, including the creditworthiness of our borrowers and the value of the real estate and other assets serving as collateral for many of our loans. In determining the amount of the allowance for loan losses, we review our loans and our loss and delinquency experience, and we evaluate other factors including, among other things, current economic conditions. If our assumptions are incorrect, or if delinquencies or non-performing loans increase, our allowance for loan losses may not be sufficient to cover losses inherent in our loan portfolio, which would require additions to our allowance, which could materially decrease our net income.

In addition, bank regulators periodically review our allowance for loan losses and, based on their judgments and information available to them at the time of their review, may require us to increase our allowance for loan losses or recognize further loan charge-offs. An increase in our allowance for loan losses or loan charge-offs as required by these regulatory authorities may reduce our net income and our capital, which may have a material adverse effect on our financial condition and results of operations.

If our other real estate owned is not properly valued, we may need to increase charge-offs, which could negatively impact earnings.

We obtain updated valuations in the form of appraisals when a property becomes other real estate owned and at certain other times during the holding period of the asset. At the time of foreclosure, other real estate owned is recorded at fair value less estimated selling costs which establishes a new net book value in the property. Thereafter the book value is compared to the updated fair value of the foreclosed property less estimated selling costs (fair value) and carried at the lower of net book value or fair value. A write-down is recorded for any excess in the asset’s net book value over its fair value less estimated selling costs. If our valuation is incorrect, or if property values decline, the fair value of our other real estate owned may not be sufficient to recover our carrying value in such assets, which would result in the need for additional write-downs. In addition, bank regulators periodically review our other real estate owned and may require us to recognize further write-downs. Any increase in our write-downs may have a material adverse effect on our financial condition and results of operations.

If our nonperforming assets increase, our earnings will be adversely affected.

At December 31, 2013, our nonperforming assets, which consist of non-performing loans and other real estate owned, were $5.2 million, or 2.70% of total assets. Our nonperforming assets adversely affect our net income in various ways:

•	we record interest income only on the cash basis or cost-recovery method for non-accrual loans and we do not record interest income for other real estate owned;

•	we must provide for probable loan losses through a current period charge to the provision for loan losses;

•	non-interest expense increases when we write down the value of properties in our other real estate owned portfolio to reflect changing market values;

•	there are legal fees associated with the resolution of problem assets, as well as carrying costs, such as taxes, insurance, and maintenance fees; and

•	the resolution of nonperforming assets requires the active involvement of management, which can distract them from more profitable activity.

If additional borrowers become delinquent and do not pay their loans and we are unable to successfully manage our nonperforming assets, our losses and troubled assets could increase significantly, which could have a material adverse effect on our financial condition and results of operations.

A significant percentage of our assets are invested in securities which typically have a lower yield than our loan portfolio.

Our results of operations are substantially dependent on our net interest income. At December 31, 2013, 29.8% of our assets were invested in investment securities and time deposits with banks. These investments yield substantially less than the loans we hold in our portfolio. While we intend to invest a greater proportion of our assets in loans with the goal of increasing our net interest income, we may not be able to increase originations of loans that are acceptable to us.

Our small size makes it more difficult for us to compete.

Our small asset size makes it more difficult to compete with other financial institutions which are generally larger and can more easily afford to invest in the marketing and technologies needed to attract and retain customers. Because our principal source of income is the net interest income we earn on our loans and investments after deducting interest paid on deposits and other sources of funds, our ability to generate the revenues needed to cover our expenses and finance such investments is limited by the size of our loan and investment portfolios. Accordingly, we are not always able to offer new products and services as quickly as our competitors. Our lower earnings also make it more difficult to offer competitive salaries and benefits. In addition, our smaller customer base makes it difficult to generate meaningful non-interest income. Finally, as a smaller institution, we are disproportionately affected by the ongoing increased costs of compliance with banking and other regulations.

Strong competition within our market area may limit our growth and profitability.

Competition in the banking and financial services industry is intense. In our market area, we compete with commercial banks, savings institutions, mortgage brokerage firms, credit unions, finance companies, mutual funds, insurance companies, and brokerage and investment banking firms operating locally and elsewhere. Some of our competitors have greater name recognition and market presence that benefit them in attracting business, and offer certain services that we do not or cannot provide. In addition, larger competitors may be able to price loans and deposits more aggressively than we do, which could affect our ability to grow and remain profitable on a long-term basis. Our profitability depends upon our continued ability to successfully compete in our market area. If we must raise interest rates paid on deposits or lower interest rates charged on our loans, our net interest margin and profitability could be adversely affected. For additional information see “Business of Sunshine State Bank—Market Area” and “—Competition.”

The financial services industry could become even more competitive as a result of new legislative, regulatory and technological changes and continued industry consolidation. Banks, securities firms and insurance companies can merge under the umbrella of a financial holding company, which can offer virtually any type of financial service, including banking, securities underwriting, insurance (both agency and underwriting) and merchant banking. Also, technology has lowered barriers to entry and made it possible for non-banks to offer products and services traditionally provided by banks, such as automatic transfer and automatic payment systems. Many of our competitors have fewer regulatory constraints and may have lower cost structures. Additionally, due to their size, many competitors may be able to achieve economies of scale and, as a result, may offer a broader range of products and services than we can as well as better pricing for those products and services.

Government responses to economic conditions may adversely affect our operations, financial condition and earnings.

The Dodd-Frank Act has changed the bank regulatory framework. For example, it has created an independent Consumer Financial Protection Bureau that has assumed the consumer protection responsibilities of the various federal banking agencies, established more stringent capital standards for banks and bank holding companies and gives the Federal Reserve Board exclusive authority to regulate savings and loan holding companies. The legislation has also resulted in new regulations affecting the lending, funding, trading and investment activities of banks and bank holding companies. The Consumer Financial Protection Bureau has broad rule-making authority for a wide range of consumer protection laws that apply to all banks and savings institutions such as Sunshine State Bank, including the authority to prohibit “unfair, deceptive or abusive” acts and practices. Banks and savings institutions with $10.0 billion or less in assets will continue to be examined by their applicable bank regulators. The new legislation also weakens the federal preemption available for national banks and federal savings and loan associations, and gives state attorneys general the ability to enforce applicable federal consumer protection laws. Bank regulatory agencies also have been responding aggressively to concerns and adverse trends identified in examinations. Ongoing uncertainty and adverse developments in the financial services industry and in the domestic and international credit markets, and the effect of new legislation and regulatory actions in response to these conditions, may adversely affect our operations by restricting our business activities, including our ability to originate or sell loans, modify loan terms, or foreclose on property securing loans.

The full impact of the Dodd-Frank Act on our business will not be known until all of the regulations implementing the statute are adopted and implemented. As a result, we cannot at this time predict the extent to which the Dodd-Frank Act will impact our business, operations or financial condition. However, compliance with these new laws and regulations may require us to make changes to our business and operations and will likely result in additional costs and divert management’s time from other business activities, any of which may adversely impact our results of operations, liquidity or financial condition.

Furthermore, the Federal Reserve Board, in an attempt to help the overall economy, has, among other things, adopted a low interest rate policy through its targeted federal funds rate and purchases of mortgage-backed securities known as quantitative easing. If the Federal Reserve Board continues to reduce or stops its purchases of mortgage-backed securities, or increases the federal funds rate, market interest rates would likely rise, which may negatively affect the housing markets and the U.S. economic recovery.

Risks associated with system failures, interruptions, or breaches of security could negatively affect our earnings.

Information technology systems are critical to our business. We use various technology systems to manage our customer relationships, general ledger, securities, deposits, and loans. We have established policies and procedures to prevent or limit the impact of system failures, interruptions, and security breaches, but such events may still occur and may not be adequately addressed if they do occur. In addition, any compromise of our systems could deter customers from using our products and services. Although we rely on security systems to provide the security and authentication necessary to effect the secure transmission of data, these precautions may not protect our systems from compromises or breaches of security.

In addition, we outsource a majority of our data processing to third-party providers. If these third-party providers encounter difficulties, or if we have difficulty communicating with them, our ability to adequately process and account for transactions could be affected, and our business operations could be adversely affected. Threats to information security also exist in the processing of customer information through various other vendors and their personnel.

The occurrence of any system failures, interruptions, or breaches of security could damage our reputation and result in a loss of customers and business, subject us to additional regulatory scrutiny or expose us to litigation and possible financial liability. Any of these events could have a material adverse effect on our financial condition and results of operations.

We depend on our management team to implement our business strategy and execute successful operations and we could be harmed by the loss of their services.

We depend upon the services of the members of our senior management team to implement our business strategy and execute our operations. Our management team is comprised of experienced executives, with our top four executives possessing an average of 34 years of financial institution experience. Members of our senior management team and lending personnel who have expertise and key business relationships in our markets could be difficult to replace. The loss of these persons or our inability to hire additional qualified personnel, could impact our ability to implement our business strategy and could have a material adverse effect on our results of operations and our ability to compete. See “Management.”

The cost of additional finance and accounting systems, procedures and controls in order to satisfy our new public company reporting requirements will increase our expenses.

As a result of the completion of this offering, we will become a public reporting company. We expect that the obligations of being a public company, including the substantial public reporting obligations, will require significant expenditures and place additional demands on our management team. We have made, and will continue to make, changes to our internal controls and procedures for financial reporting and accounting systems to meet our reporting obligations as a public company. However, the measures we take may not be sufficient to satisfy our obligations as a public company. Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes Oxley Act”) requires annual management assessments of the effectiveness of our internal control over financial reporting, starting with the second annual report that we would expect to file with the SEC. Any failure to achieve and maintain an effective internal control environment could have a material adverse effect on our business and stock price. In addition, we may need to hire additional compliance, accounting and financial staff with appropriate public company experience and technical knowledge, and we may not be able to do so in a timely fashion. As a result, we may need to rely on outside consultants to provide these services for us until qualified personnel are hired. These obligations will increase our operating expenses and could divert our management’s attention from our operations.

We will become subject to more stringent capital requirements, which may adversely impact our return on equity, require us to raise additional capital, or constrain us from paying dividends or repurchasing shares.

In July 2013, the OCC and the Federal Reserve Board approved a new rule that will substantially amend the regulatory risk-based capital rules applicable to Sunshine State Bank and Sunshine Bancorp, Inc. The final rule implements the “Basel III” regulatory capital reforms and changes required by the Dodd-Frank Act.

The final rule includes new minimum risk-based capital and leverage ratios, which will be effective for Sunshine State Bank and Sunshine Bancorp, Inc. on January 1, 2015, and refines the definition of what constitutes “capital” for purposes of calculating these ratios. The new minimum capital requirements will be: (i) a new common equity Tier 1 capital ratio of 4.5%; (ii) a Tier 1 to risk-based assets capital ratio of 6% (increased from 4%); (iii) a total capital ratio of 8% (unchanged from current rules); and (iv) a Tier 1 leverage ratio of 4%. The final rule also establishes a “capital conservation buffer” of 2.5%, and will result in the following minimum ratios: (i) a common equity Tier 1 capital ratio of 7.0%, (ii) a Tier 1 to risk-based assets capital ratio of 8.5%, and (iii) a total capital ratio of 10.5%. The new capital conservation buffer requirement will be phased in beginning in January 2016 at 0.625% of risk-weighted assets and will increase each year until fully implemented in January 2019. An institution will be subject to limitations on paying dividends, engaging in share repurchases, and paying discretionary bonuses if its capital level falls below the buffer amount. These limitations will establish a maximum percentage of eligible retained income that can be utilized for such actions.

The application of more stringent capital requirements for Sunshine State Bank and Sunshine Bancorp, Inc. could, among other things, result in lower returns on equity, require raising of additional capital, and result in regulatory actions constraining us from paying dividends or repurchasing shares if we were unable to comply with such requirements. Furthermore, the imposition of liquidity requirements in connection with the implementation of Basel III could result in our having to lengthen the term of our funding, restructure our business models, and/or increase our holdings of liquid assets.

We operate in a highly regulated environment and may be adversely affected by changes in laws and regulations.

Following the conversion, we will be subject to extensive regulation, supervision, and examination by the Federal Reserve Board, the OCC and, to a lesser extent, the Federal Deposit Insurance Corporation (the “FDIC”). Such regulators govern the activities in which we may engage, primarily for the protection of depositors. These regulatory authorities have extensive discretion in connection with their supervisory and enforcement activities, including the imposition of restrictions on the operation of a financial institution, the classification of assets by a financial institution, and the adequacy of a financial institution’s allowance for loan losses. Any change in such regulation and oversight, whether in the form of regulatory policy, regulations, or legislation could have a material impact on us and our operations. Because our business is highly regulated, the laws, rules and applicable regulations are subject to regular modification and change. Laws, rules and regulations may be adopted in the future that could make compliance more difficult or expensive or otherwise adversely affect our business, financial condition or prospects. See “Regulation and Supervision” for a discussion of the regulations to which we are subject.

Changes in accounting standards could affect reported earnings.

The bodies responsible for establishing accounting standards, including the Financial Accounting Standards Board and the Securities and Exchange Commission, periodically change the financial accounting and reporting guidance that governs the preparation of our consolidated financial statements. These changes may be hard to predict and may materially impact how we record and report our financial condition and results of operations. In some cases, we could be required to apply new or revised guidance retroactively.

Future legislative or regulatory actions responding to perceived financial and market problems could impair our rights against borrowers.

There have been proposals made by members of Congress and others that would reduce the amount distressed borrowers are otherwise contractually obligated to pay under their mortgage loans and limit an institution’s ability to foreclose on mortgage collateral. If proposals such as these, or other proposals limiting our rights as a creditor, are implemented, we could experience increased credit losses or increased expense in pursuing our remedies as a creditor.

We are a community bank and our ability to maintain our reputation is critical to the success of our business and the failure to do so may materially adversely affect our performance.

We are a community bank and our reputation is one of the most valuable assets of our business. A key component of our business strategy is to rely on our reputation for customer service and knowledge of local markets to expand our presence by capturing new business opportunities from existing and prospective customers in our market area and contiguous areas. As such, we strive to conduct our business in a manner that enhances our reputation. This is done, in part, by recruiting, hiring and retaining employees who share our core values of being an integral part of the communities we serve, delivering superior service to our customers and caring about our customers. If our reputation is negatively affected by the actions of our employees, by our inability to conduct our operations in a manner that is appealing to current or prospective customers, or otherwise, our business and operating results may be materially adversely affected.

Risks Related to the Offering

The future price of our common stock may be less than the purchase price in the stock offering.

If you purchase shares of common stock in the stock offering, you may not be able to sell them at or above the purchase price in the stock offering. The purchase price in the offering is based upon an independent third-party appraisal of the pro forma market value of Sunshine State Bank, pursuant to federal banking regulations and subject to review and approval by the OCC. The appraisal is not intended, and should not be construed, as a recommendation of any kind as to the advisability of purchasing shares of our common stock. Our aggregate pro forma market value as reflected in the final independent appraisal may exceed the market price of our shares of common stock after the completion of the offering, which may result in our stock trading below the initial offering price of $10.00 per share.

After the shares of our common stock begin trading, the trading price of the common stock will be determined by the marketplace, and will be influenced by many factors outside of our control, including prevailing interest rates, investor perceptions, securities analyst research reports and general industry, geopolitical and economic conditions. Publicly traded stocks, including stocks of financial institutions, often experience substantial market price volatility. These market fluctuations may not be related to the operating performance of particular companies whose shares are traded.

We have broad discretion in using the proceeds of the stock offering. Our failure to effectively deploy the net proceeds of the offering may have an adverse effect on our financial performance and the value of our common stock.

We intend to invest between $13.0 million and $17.7 million of the net proceeds of the offering (or $20.5 million at the adjusted maximum of the offering range) in Sunshine State Bank. We also expect to use a portion of the net proceeds we retain to fund a loan for the purchase of shares of common stock in the offering by our employee stock ownership plan. We may use the remaining net proceeds to invest in short-term and other investments, repurchase shares of our common stock, pay dividends, or for other general corporate purposes. Sunshine State Bank intends to use the net proceeds it receives to fund new loans, primarily commercial real estate and commercial business loans, enhance existing products and services, invest in securities, expand its banking franchise by acquiring other financial institutions as opportunities arise, or for other general corporate purposes. However, with the exception of the loan to the employee stock ownership plan, we have not allocated specific amounts of the net proceeds for any of these purposes, and we will have significant flexibility in determining the amount of the net proceeds we apply to different uses and the timing of such applications. Also, certain of these uses, such as acquiring other financial institutions may require the approval of the OCC or the Federal Reserve Board. We have not established a timetable for investing the net proceeds, and, accordingly, we may not invest the net proceeds at a time that is most beneficial to Sunshine Bancorp, Sunshine State Bank or our stockholders.

There may be a limited trading market in our common stock, which would hinder your ability to sell our common stock and may lower the market price of the stock.

We have never issued capital stock and there is no established market for our common stock. We expect that our common stock will be traded on the Nasdaq Capital Market, subject to completion of the offering and compliance with certain conditions. Keefe, Bruyette & Woods, Inc. has advised us that it intends to make a market in our common stock following the offering, but it is under no obligation to do so or to continue to do so once trading begins. The development of an active trading market depends on the existence of willing buyers and sellers, the presence of which is not within our control, or that of any market maker. The number of active buyers and sellers of the shares of common stock at any particular time may be limited. Under such circumstances, you could have difficulty selling your shares of common stock on short notice, and, therefore, you should not view the shares of common stock as a short-term investment. In addition, our public “float,” which is the total number of our outstanding shares less the shares held by our employee stock ownership plan and our directors and executive officers, will be quite limited. As a result, it is unlikely that an active trading market for the common stock will develop or that, if it develops, it will continue. If you purchase shares of common stock, you may not be able to sell them at or above $10.00 per share. Purchasers of common stock in this stock offering should have long-term investment intent and should recognize that there will be a limited trading market in the common stock. This may make it difficult to sell the common stock after the stock offering and may have an adverse impact on the price at which the common stock can be sold.

You may not be able to sell your shares of common stock until you have received certificates, which will affect your ability to take advantage of changes in the stock price immediately following the offering.

Certificates for the shares of common stock purchased in the offering may not be delivered for several days after the completion of the offering and the commencement of trading in the common stock. Your ability to sell the shares of common stock before receiving your stock certificate will depend on arrangements you may make with a brokerage firm, and you may not be able to sell your shares of common stock until you have received certificates. As a result, you may not be able to take advantage of fluctuations in the price of the common stock immediately following the offering.

The capital we raise in the stock offering will reduce our return on equity. This could negatively affect the trading price of our shares of common stock.

Net income divided by average equity, known as “return on equity,” is a ratio many investors use to compare the performance of a financial institution to its peers. For the year ended December 31, 2013, we had a return on equity of 0.53%, compared to an average return on equity of 4.15% based on trailing twelve-month earnings for all publicly traded, fully converted savings institutions as of the most recent date for which information is available. Following the stock offering, we expect our consolidated equity to increase from $26.6 million at December 31, 2013 to between $49.2 million at the minimum of the offering range and $62.4 million at the adjusted maximum of the offering range. We have had minimal earnings in recent periods, and we expect our return on equity to remain relatively low until we are able to leverage the additional capital we receive from the stock offering. Although we anticipate increasing net interest income using proceeds of the stock offering, our return on equity will remain low due to the capital raised in the stock offering, higher expenses from the costs of being a public company, and added expenses associated with our employee stock ownership plan and the stock-based benefit plans we intend to implement. Until we can increase our net interest income and non-interest income, our return on equity may reduce the value of our shares of common stock.

You may not receive dividends on our common stock.

Holders of our common stock are only entitled to receive such dividends as our board of directors may declare out of funds legally available for such payments. The declaration and payment of future cash dividends will be subject to, among other things, our then current and projected consolidated operating results, financial condition, tax considerations, future growth plans, general economic conditions, and other factors our board of directors deems relevant. We may also be limited in the payment of dividends under statutory and regulatory provisions.

Our stock-based benefit plans will increase our costs, which will reduce our income.

We anticipate that our employee stock ownership plan will purchase up to 8% of the shares of common stock sold in the stock offering with funds borrowed from Sunshine Bancorp. The cost of acquiring the shares of common stock for the employee stock ownership plan in the first year following completion of the offering will be between $45,000 at the minimum of the offering range and $70,000 at the adjusted maximum of the offering range. We will record annual employee stock ownership plan expense equal to the fair value of shares of common stock committed to be released to employees. If shares of common stock appreciate in value over time, compensation expense relating to the employee stock ownership plan will increase.

We also intend to adopt one or more stock-based benefit plans after the stock offering that would award participants (at no cost to them) shares of our common stock and/or options to purchase shares of our common stock. The number of shares reserved for awards of restricted stock or grants of stock options under any initial stock-based benefit plan may not exceed 4% and 10%, respectively, of the total shares sold in the offering, if these plans are adopted within 12 months after the completion of the conversion. We may reserve shares of common stock for stock awards and stock options in excess of these amounts, provided the stock-based benefit plan is adopted more than one year following the stock offering.

Assuming the market price of the common stock is $10.00 per share; the options are granted with an exercise price of $10.00 per share; the dividend yield on the stock is 0%; the expected option life is ten years; the risk free interest rate is 3.04% (based on the ten-year Treasury rate) and the volatility rate on the shares of common stock is 15.82% (based on an index of publicly traded thrift institutions), the estimated grant-date fair value of the options using a Black-Scholes option pricing analysis is $3.33 per option granted. Assuming this value is amortized over a five-year vesting period, the corresponding annual expense associated with the stock options in the first year after the offering would be $255,000 at the adjusted maximum of the offering range. In addition, assuming that all shares of restricted stock are awarded at a price of $10.00 per share, and that the awards vest over a five-year period, the corresponding annual expense associated with restricted stock awarded under the stock-based benefit plan would be $211,000 at the adjusted maximum of the offering range in the first year after the offering. Moreover, if we grant shares of common stock or options in excess of these amounts, such grants would increase our costs further.

The fair value of the shares of restricted stock on the date granted under the stock-based benefit plan will be expensed by us over the vesting period of the shares. If the shares of restricted stock to be granted under the plan are repurchased in the open market (rather than issued directly from authorized but unissued shares by Sunshine Bancorp) and cost the same as the purchase price in the stock offering, the reduction to stockholders’ equity due to the stock-based benefit plan would be between $1.1 million at the minimum of the offering range and $1.7 million at the adjusted maximum of the offering range. To the extent we repurchase shares of common stock in the open market to fund the grants of shares under the plan, and the price of such shares exceeds the offering price of $10.00 per share, the reduction to stockholders’ equity would exceed the range described above. Conversely, to the extent the price of such shares is below the offering price of $10.00 per share, the reduction to stockholders’ equity would be less than the range described above.

The implementation of stock-based benefit plans will dilute your ownership interest.

We intend to adopt one or more stock-based benefit plans, which will allow participants to be awarded shares of common stock (at no cost to them) and/or options to purchase shares of our common stock, following the stock offering. If these stock-based benefit plans are funded from the issuance of authorized but unissued shares of common stock, stockholders would experience a reduction in ownership interest totaling 12.28%. Although the implementation of the stock-based benefit plan will be subject to stockholder approval, historically, the overwhelming majority of stock-based benefit plans adopted by savings institutions and their holding companies following mutual-to-stock conversions have been approved by stockholders.

We have not determined whether we will adopt stock-based benefit plans more than one year following the stock offering. Stock-based benefit plans adopted more than one year following the stock offering may exceed regulatory restrictions on the size of stock-based benefit plans adopted within one year, which would increase our costs and the dilution to other stockholders.

If we adopt stock-based benefit plans within one year following the completion of the stock offering, then we may grant shares of common stock or stock options under our stock-based benefit plans for up to 4% and 10%, respectively, of our total outstanding shares. The amount of stock awards and stock options available for grant under the stock-based benefit plans may exceed these amounts, provided the stock-based benefit plans are adopted more than one year following the stock offering. Although the implementation of stock-based benefit plans will be subject to stockholder approval, the determination as to the timing of the implementation of such plans will be at the discretion of our board of directors. Stock-based benefit plans that provide for awards in excess of these amounts would increase our costs beyond the amounts estimated in “—Our stock-based benefit plans will increase our costs, which will reduce our income.” Stock-based benefit plans that provide for awards in excess of these amounts could also result in dilution to stockholders in excess of that described in “—The implementation of stock-based benefit plans will dilute your ownership interest.”

Certain provisions of our articles of incorporation and bylaws, and state and federal law could prevent or impede the ability of stockholders to obtain representation on our board of directors, and may discourage hostile acquisitions of control of Sunshine Bancorp, Inc., which could negatively affect our stock value.

Certain provisions in our articles of incorporation and bylaws may discourage attempts to acquire Sunshine Bancorp, pursue a proxy contest for control of Sunshine Bancorp, assume control of Sunshine Bancorp by a holder of a large block of common stock, or remove Sunshine Bancorp’s management, all of which stockholders might think are in their best interests. These provisions include:

•	restrictive requirements regarding eligibility for service on the board of directors, including residency requirements, age requirements, a prohibition on service by persons who are or have been the subject of certain legal or regulatory proceedings, a prohibition on service by persons who are party to agreements that may affect their voting discretion, and a prohibition on service by nominees or representatives (as defined in applicable Federal Reserve Board regulations) of another person who would not be eligible for service or of an entity the partners or controlling persons of which would not be eligible for service;

•	the election of directors to staggered terms of three years;

•	provisions requiring advance notice of stockholder proposals and director nominations;

•	a limitation on voting rights of persons who directly or indirectly beneficially own more than 10% of the outstanding shares of common stock;

•	a prohibition on cumulative voting;

•	a requirement that the calling of a special meeting by stockholders requires the request of a majority of all votes entitled to be cast at the special meeting;

•	a requirement that directors may only be removed for cause and by a majority of the votes entitled to be cast;

•	the ability of the board of directors to fill vacancies on the board;

•	the board of directors’ ability to cause Sunshine Bancorp to issue preferred stock;

•	the ability of the board of directors to amend and repeal the bylaws and the required stockholder vote to amend or repeal the bylaws;

•	the ability of the board of directors to consider a variety of factors in evaluating offers to purchase or acquire Sunshine Bancorp; and

•	the requirement of the vote of 80% of the votes entitled to be cast in order to amend certain provisions of the articles of incorporation, including those set forth above.

For further information, see “Restrictions on Acquisition of Sunshine Bancorp, Inc.—Sunshine Bancorp’s Articles of Incorporation and Bylaws.”

Federal regulations prohibit for three years following the completion of a mutual-to-stock conversion, the offer to acquire or the acquisition of more than 10% of any class of equity security of Sunshine State Bank or Sunshine Bancorp without the prior approval of the Federal Reserve Board. In addition, the business corporation law of Maryland, the state where Sunshine Bancorp is incorporated, provides for certain restrictions on acquisition of Sunshine Bancorp. See “Restrictions on Acquisitions of Sunshine Bancorp, Inc.—Maryland Corporate Law,” “—Sunshine State Bank’s Charter” and “—Change in Control Regulations.”

A significant percentage of our common stock will be held or controlled by our directors and executive officers and benefit plans.

Our board of directors and executive officers intend to purchase in the aggregate approximately 6.9% and 4.5% of our common stock at the minimum and adjusted maximum of the offering range, respectively. These purchases, together with the purchase by the employee stock ownership plan of 8.0% of the aggregate shares sold in the offering, as well as the potential acquisition of common stock through the stock-based benefit plans (assuming shares to fund such plans come from repurchased shares) could result in ownership by insiders of Sunshine Bancorp, Inc. and Sunshine State Bank of approximately 28.9% of the total shares issued in the offering at the minimum and approximately 26.5% of the total shares issued in the offering at the adjusted maximum of the offering range. The ownership by executive officers, directors and our stock benefit plans could result in actions being taken that are not in accordance with other stockholders’ wishes, and could prevent any action requiring a supermajority vote under our articles of incorporation and bylaws (including the amendment of certain protective provisions of our articles and bylaws discussed immediately above).

Our stock value may be negatively affected by federal regulations that restrict takeovers.

For three years following the stock offering, OCC regulations prohibit any person from acquiring or offering to acquire more than 10% of our common stock without the prior written approval of the OCC. See “Restrictions on Acquisition of Sunshine Bancorp, Inc.” for a discussion of applicable OCC regulations regarding acquisitions. Certain prospective investors may choose to purchase shares of a company if they believe that the company will be acquired, thereby potentially increasing its stock value. Because federal regulations will restrict any such acquisition for at least three years after the completion of the conversion, these regulations may negatively affect our stock value.

We are an emerging growth company within the meaning of the Securities Act, and if we decide to take advantage of certain exemptions from various reporting requirements applicable to emerging growth companies, our common stock could be less attractive to investors.

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as modified by the JOBS Act. We are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, reduced disclosure about our executive compensation and omission of compensation discussion and analysis, and an exemption from the requirement of holding a non-binding advisory vote on executive compensation. In addition, we will not be subject to certain requirements of Section 404 of the Sarbanes Oxley Act, including the additional level of review of our internal control over financial reporting that may occur when outside auditors attest to our internal control over financial reporting. As a result, our stockholders may not have access to certain information they may deem important.

We could remain an emerging growth company for up to five years, or until the earliest of (a) the last day of the first fiscal year in which our annual gross revenues exceed $1.0 billion, (b) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (c) the date on which we have issued more than $1.0 billion in non-convertible debt during the preceding three-year period. Taking advantage of any of these exemptions may adversely affect the value and trading price of our common stock.

We have elected to delay the adoption of new and revised accounting pronouncements, which means that our financial statements may not be comparable to those of other public companies.

As an “emerging growth company” we have elected to use the extended transition period to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. Accordingly, our financial statements may not be comparable to the financial statements of public companies that comply with such new or revised accounting standards.

We may take other actions to meet the minimum required sales of shares if we cannot find enough purchasers in the community.

If we are not able to reach the minimum of the offering range, we may do any of the following: increase the maximum purchase limitations and allow all maximum purchase subscribers to increase their orders up to the new maximum purchase limitations; terminate the offering and promptly return all funds; set a new offering range, notify all subscribers of the opportunity to confirm, cancel or change their orders; or take such other actions as may be permitted, to the extent such permission is required, by the OCC.

SELECTED FINANCIAL AND OTHER DATA OF SUNSHINE STATE BANK

The following tables set forth selected historical financial and other data of Sunshine State Bank for the years and at the dates indicated. The information at and for the years ended December 31, 2013 and 2012 is derived in part from, and should be read together with, the audited financial statements and notes thereto of Sunshine State Bank beginning at page F-1 of this prospectus. The information at and for the year ended December 31, 2011 is derived in part from audited financial statements that are not included in this prospectus.

	At December 31,
	2013	2012	2011
	(In thousands)
Selected Financial Condition Data:
Total assets	$194,439	$194,047	$198,243
Cash and cash equivalents	11,054	12,301	24,223
Securities held to maturity	48,436	44,701	25,331
Loans receivable, net	111,263	114,038	125,772
Federal Home Loan Bank stock, at cost	237	302	365
Cash surrender value of bank-owned life insurance	4,089	3,967	3,841
Other real estate owned	1,422	990	2,434
Deposits	164,919	164,222	168,372
Retained income	26,552	26,411	26,448

	For the Years Ended December 31,
	2013	2012	2011
	(In thousands)
Selected Operating Data:
Interest income	$6,095	$6,605	$7,845
Interest expense	374	560	996

Net interest income	5,721	6,045	6,849
Provision for loan losses	—	—	153

Net interest income after provision for loan losses	5,721	6,045	6,696
Non-interest income	930	897	1,126
Non-interest expenses	6,405	7,001	6,931

Income (loss) before income taxes	246	(59)	891
Income tax expense (benefit)	105	(22)	345

Net income (loss)	$141	$(37)	$546

	For the Years Ended December 31,
	2013	2012	2011
Performance Ratios:
Return (loss) on average assets	0.07%	(0.02)%	0.27%
Return (loss) on average equity	0.53%	(0.14)%	2.09%
Interest rate spread (1)	3.08%	3.58%	3.69%
Net interest margin (2)	3.15%	3.63%	3.79%
Non-interest expense to average assets	3.25%	3.58%	3.41%
Efficiency ratio (3)	96.30%	100.85%	86.91%
Average interest-earning assets to average interest-bearing liabilities	129.71%	116.53%	118.93%
Average equity to average assets	13.42%	13.54%	12.88%

Capital Ratios:
Total capital to risk-weighted assets	25.26%	25.55%	25.01%
Tier 1 capital to risk-weighted assets	24.00%	24.28%	23.74%
Tier 1 capital to average assets	13.14%	13.09%	13.03%

Asset Quality Ratios:
Allowance for loan losses as a percentage of total loans	1.52%	1.95%	2.64%
Allowance for loan losses as a percentage of non-performing loans	44.95%	44.92%	153.41%
Net charge-offs to average outstanding loans during the year	0.50%	0.96%	0.64%
Non-performing loans as a percentage of total loans	3.37%	4.34%	1.72%
Non-performing loans as a percentage of total assets	1.97%	2.63%	1.12%
Total non-performing assets as a percentage of total assets	2.70%	3.12%	2.35%

Other:
Number of offices	5	5	5
Number of full-time equivalent employees	61	60	65

(1)	Represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost of average interest-bearing liabilities.
(2)	Represents net interest income as a percentage of average interest-earning assets.
(3)	Represents non-interest expense divided by the sum of net interest income and non-interest income.

RECENT DEVELOPMENTS

The following tables set forth selected historical financial and other data of Sunshine State Bank for the periods and at the dates indicated. The following is only a summary and you should read it in conjunction with the business and financial information regarding Sunshine State Bank contained elsewhere in this prospectus, including the financial statements beginning on page F-1 of this prospectus. The information at December 31, 2013 is derived in part from the audited financial statements that appear in this prospectus. The information at March 31, 2014 and for the three months ended March 31, 2014 and 2013 is unaudited and reflects only normal recurring adjustments that are, in the opinion of management, necessary for a fair presentation of the results for the interim periods presented. The results of operations for the three months ended March 31, 2014 are not necessarily indicative of the results for all of fiscal 2014 or any other interim period.

	At March 31, 2014	At December 31, 2013
	(In thousands)
Selected Financial Condition Data:
Total assets	$201,411	$194,439
Cash and cash equivalents	14,351	11,054
Securities held to maturity	53,206	48,436
Loans receivable, net	109,937	111,263
Federal Home Loan Bank stock, at cost	180	237
Cash surrender value of bank-owned life insurance	4,119	4,089
Other real estate owned	1,350	1,422
Deposits	171,856	164,919
Retained income	26,596	26,552

	For the Three Months Ended March 31,
	2014	2013
	(In thousands)
Selected Operating Data:
Interest income	$1,481	$1,495
Interest expense	81	100

Net interest income	1,400	1,395
Provision for loan losses	—	—

Net interest income after provision for loan losses	1,400	1,395
Non-interest income	241	214
Non-interest expenses	1,595	1,622

Income (loss) before income taxes	46	(13)
Income tax expense (benefit)	2	(2)

Net income (loss)	$44	$(11)

	For the Three Months Ended March 31,
	2014	2013
Performance Ratios:
Return (loss) on average assets	0.09%	(0.02)%
Return (loss) on average equity	0.66%	(0.17)%
Interest rate spread (1)	3.06%	2.97%
Net interest margin (2)	3.12%	3.04%
Non-interest expense to average assets	3.24%	3.26%
Efficiency ratio (3)	97.20%	100.80%
Average interest-earning assets to average interest-bearing liabilities	130.35%	131.39%
Average equity to average assets	13.50%	13.27%

Capital Ratios:
Total capital to risk-weighted assets	25.13%	26.04%
Tier 1 capital to risk-weighted assets	23.88%	24.78%
Tier 1 capital to average assets	12.71%	12.40%

Asset Quality Ratios:
Allowance for loan losses as a percentage of total loans	1.54%	1.66%
Allowance for loan losses as a percentage of non-performing loans	48.68%	29.92%
Net charge-offs to average outstanding loans during the year	0.01%	(0.36)%
Non-performing loans as a percentage of total loans	3.16%	5.56%
Non-performing loans as a percentage of total assets	1.76%	3.05%
Total non-performing assets as a percentage of total assets	2.43%	3.44%

Other:
Number of offices	5	5
Number of full-time equivalent employees	59	61

(1)	Represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost of average interest-bearing liabilities.
(2)	Represents net interest income as a percentage of average interest-earning assets.
(3)	Represents non-interest expense divided by the sum of net interest income and non-interest income.

Comparison of Financial Condition at March 31, 2014 and December 31, 2013

Total Assets. Total assets increased $7.0 million, or 3.6%, to $201.4 million at March 31, 2014 from $194.4 million at December 31, 2013. The increase was primarily the result of increases of $4.8 million in securities held to maturity and $3.3 million in cash and cash equivalents, offset by a $1.4 million decrease in net loans.

Cash and Cash Equivalents. Total cash and cash equivalents increased by $3.3 million, or 29.7%, to $14.4 million at March 31, 2014 from $11.1 million at December 31, 2013. The increase in total cash and cash equivalents reflected the seasonality of customers’ deposit inflows, primarily from our agricultural-based customers.

Investment Securities. Investment securities classified as held to maturity increased $4.8 million, or 9.9%, to $53.2 million at March 31, 2014 from $48.4 million at December 31, 2013. U.S. government-sponsored enterprise and agency obligations and Federal Home Loan Bank obligations increased $4.8 million, or 11.6%, to $46.1 million at March 31, 2014. During the quarter ended March 31, 2014, we invested our excess liquidity in $4.8 million of securities to increase yield.

Net Loans. Net loans decreased $1.4 million, or 1.3%, to $109.9 million at March 31, 2014 from $111.3 million at December 31, 2013. One- to four-family residential real estate loans decreased $704,000, or 1.2%, to $59.3 million at March 31, 2014 from $60.0 million at December 31, 2013 as a result of management’s strategic decision to cease holding in portfolio new one- to four-family residential real estate loans. Commercial real estate loans decreased $534,000, or 2.1%, to $23.4 million at March 31, 2014 from $23.9 million at December 31, 2013, due to normal amortization from loan repayments. Commercial business loans also decreased $365,000, or 2.3%, to $17.0 million at March 31, 2014 from $17.4 million at December 31, 2013 due to normal amortization from loan repayments.

Deposits. Deposits increased $7.0 million, or 4.2%, to $171.9 million at March 31, 2014 from $164.9 million at December 31, 2013. Our core deposits (consisting of non-interest-bearing, NOW, money market and savings accounts) increased $8.0 million, or 6.6%, to $128.7 million at March 31, 2014 from $120.7 million at December 31, 2013 as a result of the seasonality of deposit inflows, primarily from our agricultural-based customers, and improving economic conditions for businesses in our market area. Certificates of deposit decreased $1.1 million, or 2.6%, to $43.1 million at March 31, 2014 from $44.2 million at December 31, 2013 primarily from management’s decision to not match competitors’ higher rates in order to reduce interest expense.

Retained Income. Retained income increased $44,000, or 0.2%, to $26.6 million at March 31, 2014 as a result of net income of $44,000 for the quarter ended March 31, 2014.

Comparison of Operating Results for the Three Months Ended March 31, 2014 and March 31, 2013

General. Net income for the three months ended March 31, 2014 was $44,000, compared to a net loss of $11,000 for the three months ended March 31, 2013. The increase in net income was primarily due to an increase in non-interest income of $27,000 and a decrease in non-interest expense of $27,000.

Interest Income. Interest income decreased $14,000, or 9.3%, to $1.5 million for the three months ended March 31, 2014 primarily as a result of an $18,000 decrease in interest income on loans, partially offset by a $7,000 increase in interest on investment securities. The decrease in interest income resulted primarily from a $3.9 million decrease in the average balance of our interest-earnings assets to $179.6 million for the three months ended March 31, 2014, which was partly offset by a 4 basis points increase in the average yield on our interest-earning assets to 3.30% for the three months ended March 31, 2014.

Interest income on loans decreased $18,000, or 1.3%, to $1.4 million for the three months ended March 31, 2014 as a result of decreases in the average balance and average yield on loans. The average balance of loans during the three months ended March 31, 2014 decreased by $911,000 to $111.7 million from $112.7 million for the three months ended March 31, 2013 as a result of loan principal repayments and pay-offs of $3.6 million, which was partially offset by new loan originations of $2.2 million. In addition, the average yield on loans decreased by three basis points to 4.85% for the three months ended March 31, 2014 from 4.88% for the three months ended March 31, 2013 due to pay-offs of higher-yielding existing loans in the current low interest rate environment.

Interest income on investment securities increased $7,000, or 6.2%, to $120,000 for the three months ended March 31, 2014 as a result of the increase in the average balance of investment securities. The average balance of investment securities held to maturity increased $3.9 million to $50.0 million for the three months ended March 31, 2014 from $46.1 million for the three months ended March 31, 2013 due to increased purchases of U.S. government-sponsored enterprise and agency obligations and Federal Home Loan Bank obligations during the first quarter of 2014. The average yield on investment securities held to maturity decreased by one basis point to 0.80% for the three months ended March 31, 2014 from 0.81% for the three months ended March 31, 2013 due to the continued low interest rate environment and the maturity of the higher rate securities in the portfolio.

Interest Expense. Interest expense decreased $19,000, or 19.0%, to $81,000 for the three months ended March 31, 2014 from $100,000 for the three months ended March 31, 2013 due to a decrease in the average balance of deposits and the average cost of deposits. The average balance of interest-bearing deposits decreased by $1.9 million during the three months ended March 31, 2014 to $137.8 million as a result of a $3.8 million decrease in the average balance of certificates of deposit, which was partially offset by a $1.9 million increase in the average balance of core deposits. The change in the mix of deposits was due to customers preferring the short-term flexibility of non-certificate accounts in the current low interest rate environment, our not competing with other banks offering higher rates on certificates of deposit, and improving market conditions for businesses in our market area. The average cost of deposits decreased by five basis points to 0.24% for the three months ended March 31, 2014 from 0.29% for the three months ended March 31, 2013 reflecting the lower interest rate environment. The average cost of certificates of deposit decreased by 13 basis points during the three months ended March 31, 2014 to 0.50%, reflecting downward repricing of our deposits in the continued low interest rate environment.

Net Interest Income. Net interest income increased $5,000, or 0.4%, to $1.4 million for the three months ended March 31, 2014. The increase in net interest income was primarily the result of a decrease in interest expense due primarily to the downward repricing of our certificates of deposit, which was greater than the decrease in our interest income. Our net interest rate spread increased nine basis points to 3.06% for the three months ended March 31, 2014 from 2.97% for the three months ended March 31, 2013. Our net interest margin increased eight basis points to 3.12% for the three months ended March 31, 2014 from 3.04% for the three months ended March 31, 2013.

Provision for Loan Losses. We recorded no provision for loan losses for the three months ended March 31, 2014 and 2013, respectively. No provision was made in the first quarter of 2014 due primarily to a decrease in the balance of our loan portfolio and decreases in net charge-offs and non-performing loans. Net recoveries for the three months ended March 31, 2014 were $3,000 compared to net charge-offs of $410,000 for the three months ended March 31, 2013. The allowance for loan losses was $1.7 million, or 1.54%, of total loans at March 31, 2014 compared to $1.9 million, or 1.66%, of total loans at March 31, 2013. Total non-performing loans were $3.5 million at March 31, 2014 compared to $6.2 million at March 31, 2013. The decrease in non-performing loans was primarily the result of a $1.0 million non-performing troubled debt restructured church loan returning to performing status. In addition, we had $600,000 in non-performing one- to four-family residential loans move to other real estate owned and $500,000 in non-performing one- to four-family residential loans return to accrual status. The allowance for loan losses was 48.69% of non-performing loans at March 31, 2014 compared to 29.92% at March 31, 2013.

Non-Interest Income. Non-interest income increased $27,000, or 12.6%, to $241,000 for the three months ended March 31, 2014 from $214,000 for the three months ended March 31, 2013. The increase was primarily related to a $20,000 increase in other income from mortgage origination fees and a $11,000 increase in interchange pass-through fees.

Non-Interest Expense. Non-interest expense decreased $27,000, or 1.7%, to $1.6 million for the three months ended March 31, 2014. The decrease primarily reflected a $15,000 decrease in other real estate owned expense and a $14,000 decrease in salaries and employee benefits expense. These decreases were partially offset by a $19,000 increase in directors’ fees. Other real estate owned expense decreased primarily as a result of a $14,000 write-down of commercial real estate during the first quarter of 2013 based on an updated appraisal of the property. Salaries and employee benefits expense decreased primarily due to a reduction in deferred compensation benefits and salary for our Chief Executive Officer and a reduction in the number of full time equivalent employees, partially offset by a general increase in wages. Directors’ fees increased due to additional board meetings required for the planning of our mutual-to-stock conversion.

Income Taxes (benefit). Income taxes were $2,000 for the three months ended March 31, 2014 as compared to an income tax benefit of $2,000 for the three months ended March 31, 2013. The increase in income taxes was due to the increase in pre-tax income of $59,000 for the three months ended March 31, 2014.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements, which can be identified by the use of words such as “estimate,” “project,” “believe,” “intend,” “anticipate,” “assume,” “plan,” “seek,” “expect,” “will,” “may,” “should,” “indicate,” “would,” “believe,” “contemplate,” “continue,” “target” and words of similar meaning. These forward-looking statements include, but are not limited to:

•	statements of our goals, intentions and expectations;

•	statements regarding our business plans, prospects, growth and operating strategies;

•	statements regarding the asset quality of our loan and investment portfolios; and

•	estimates of our risks and future costs and benefits.

These forward-looking statements are based on our current beliefs and expectations and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. We are under no duty to and do not take any obligation to update any forward-looking statements after the date of this prospectus.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements:

•	our ability to manage our operations under the current economic conditions nationally and in our market area;

•	adverse changes in the financial industry, securities, credit and national local real estate markets (including real estate values);

•	significant increases in our loan losses, including as a result of our inability to resolve classified and non-performing assets or reduce risks associated with our loans, and management’s assumptions in determining the adequacy of the allowance for loan losses;

•	credit risks of lending activities, including changes in the level and trend of loan delinquencies and write-offs and in our allowance for loan losses and provision for loan losses;

•	competition among depository and other financial institutions;

•	our success in increasing our commercial real estate and commercial business lending;

•	our ability to attract and maintain deposits and our success in introducing new financial products;

•	our ability to improve our asset quality even as we increase our commercial real estate and commercial business lending;

•	changes in interest rates generally, including changes in the relative differences between short-term and long-term interest rates and in deposit interest rates, that may affect our net interest margin and funding sources;

•	fluctuations in the demand for loans;

•	technological changes that may be more difficult or expensive than expected;

•	changes in consumer spending, borrowing and savings habits;

•	declines in the yield on our assets resulting from the current low interest rate environment;

•	risks related to a high concentration of loans secured by real estate located in our market area;

•	our ability to enter new markets successfully and capitalize on growth opportunities;

•	changes in laws or government regulations or policies affecting financial institutions, including the Dodd-Frank Act and the JOBS Act, which could result in, among other things, increased deposit insurance premiums and assessments, capital requirements, regulatory fees and compliance costs, particularly the new capital regulations, and the resources we have available to address such changes;

•	changes in accounting policies and practices, as may be adopted by the bank regulatory agencies, the Financial Accounting Standards Board, the Securities and Exchange Commission or the Public Company Accounting Oversight Board;

•	changes in our compensation and benefit plans, and our ability to retain key members of our senior management team and to address staffing needs in response to product demand or to implement our strategic plans;

•	loan delinquencies and changes in the underlying cash flows of our borrowers;

•	our ability to control costs and expenses, particularly those associated with operating as a publicly traded company;

•	the failure or security breaches of computer systems on which we depend;

•	the ability of key third-party service providers to perform their obligations to us; and

•	other economic, competitive, governmental, regulatory and operational factors affecting our operations, pricing, products and services described elsewhere in this prospectus.

Because of these and a wide variety of other uncertainties, our actual future results may be materially different from the results indicated by these forward-looking statements. Please see “Risk Factors” beginning on page 14.

HOW WE INTEND TO USE THE PROCEEDS FROM THE OFFERING

Although we cannot determine what the actual net proceeds from the sale of the shares of common stock in the offering will be until the offering is completed, we anticipate that the net proceeds will be between $26.0 million and $35.5 million, or $40.9 million if the offering range is increased by 15%.

We intend to distribute the net proceeds as follows:

	Based Upon the Sale at $10.00 Per Share of
	2,720,000 shares		3,200,000 shares		3,680,000 shares		4,232,000 shares (1)
	Amount	Percent of Net Proceeds	Amount	Percent of Net Proceeds	Amount	Percent of Net Proceeds	Amount	Percent of Net Proceeds
	(Dollars in thousands)
Offering proceeds	$27,200		$32,000		$36,800		$42,320
Less offering expenses	1,241		1,286		1,330		1,381

Net offering proceeds (2)	$25,959	100.0%	$30,714	100.0%	$35,470	100.0%	$40,939	100.0%

Distribution of net proceeds:
To Sunshine State Bank	$12,979	50.0%	$15,357	50.0%	$17,735	50.0%	$20,470	50.0%
To fund loan to employee stock ownership plan	$2,176	8.4%	$2,560	8.3%	$2,944	8.3%	$3,386	8.3%
Retained by Sunshine Bancorp	$10,804	41.6%	$12,797	41.7%	$14,791	41.7%	$17,083	41.7%

(1)	As adjusted to give effect to an increase in the number of shares, which could occur due to a 15% increase in the offering range to reflect demand for the shares or changes in market conditions following the commencement of the offering.
(2)	Assumes that all shares of common stock are sold in the subscription and community offerings.

Payments for shares of common stock made through withdrawals from existing deposit accounts will not result in the receipt of new funds for investment but will result in a reduction of Sunshine State Bank’s deposits. The net proceeds may vary because total expenses relating to the offering may be more or less than our estimates. For example, our expenses would increase if a syndicated community offering were used to sell shares of common stock not purchased in the subscription and community offerings.

Sunshine Bancorp intends to fund a loan to the employee stock ownership loan to purchase shares of common stock in the stock offering. Sunshine Bancorp may also use the proceeds it retains from the offering:

•	to invest in short-term securities and other securities consistent with our investment policy;

•	to pay cash dividends to our stockholders;

•	to repurchase shares of our common stock subject to compliance with applicable regulatory requirements;

•	to expand our retail banking franchise by acquiring other financial institutions as opportunities arise, although we do not currently have any understandings or agreements to acquire any financial institution; and

•	for other general corporate purposes.

With the exception of the funding of the loan to the employee stock ownership plan, Sunshine Bancorp has not quantified its plans for use of the offering proceeds for each of the foregoing purposes. Initially, we intend to invest a substantial portion of the net proceeds in investment grade securities, including U.S. Treasury securities, and securities and obligations of U.S. government agencies and U.S. government-sponsored enterprises. We may also invest the proceeds in one or more deposit accounts.

See “Our Dividend Policy” for a discussion of our expected dividend policy following the completion of the conversion. Under applicable federal regulations, we may not repurchase shares of our common stock during the first year following the completion of the conversion, except when extraordinary circumstances exist and with prior regulatory approval, or except to fund management recognition plans (which would require notification to the Federal Reserve Board) or tax-qualified employee stock benefit plans.

Sunshine State Bank will receive a capital contribution equal to at least 50% of the net proceeds of the offering. We anticipate that Sunshine Bancorp will invest $13.0 million, $15.4 million, $17.7 million and $20.5 million, respectively, of the net proceeds at the minimum, midpoint, maximum and adjusted maximum of the offering in Sunshine State Bank. Sunshine State Bank may use the net proceeds it receives from the stock offering:

•	to fund primarily commercial real estate and commercial business loans;

•	to enhance existing products and services and to support the development of new products and services;

•	to invest in U.S. Treasury securities, securities and obligations issued by U.S. government agencies and U.S. government-sponsored enterprises, and other securities in accordance with our investment policy; and

•	for other general corporate purposes.

Sunshine State Bank has not quantified its plans for use of the offering proceeds for each of the foregoing purposes. Initially, a substantial portion of the net proceeds will be invested in U.S. Treasury securities, and securities and obligations issued by U.S. government agencies and U.S. government-sponsored enterprises. The use of the proceeds outlined above may change based on many factors, including, but not limited to, changes in interest rates, equity markets, laws and regulations affecting the financial services industry, the attractiveness of opportunities to expand our operations through acquiring other financial institutions, our ability to receive regulatory approval for any such expansion activities, and overall market conditions.

We expect our return on equity to decrease as compared to our performance in recent years, until we are able to reinvest effectively the additional capital raised in the stock offering. See “Risk Factors—Risks Related to the Offering—We have broad discretion in using the proceeds of the stock offering. Our failure to effectively deploy the net proceeds may have an adverse effect on our financial performance and the value of our common stock.”

OUR DIVIDEND POLICY

Following completion of the stock offering, our board of directors will have the authority to declare dividends on our shares of common stock, subject to statutory and regulatory requirements. However, no decision has been made with respect to the payment of dividends. In determining whether to pay a cash dividend and the amount of such cash dividend, the board of directors is expected to take into account a number of factors, including capital requirements, our consolidated financial condition and results of operations, tax considerations, statutory and regulatory limitations and general economic conditions. We cannot assure you that we will pay any dividends or that, if paid, they will not be reduced or eliminated in the future. Special cash dividends, stock dividends or returns of capital, to the extent permitted by applicable law, regulations and policy, may be paid in addition to, or in lieu of, regular cash dividends.

We will file a consolidated federal tax return with Sunshine State Bank. Accordingly, it is anticipated that any cash distributions that we make to our stockholders would be treated as cash dividends and not as a non-taxable return of capital for federal and state income tax purposes. Additionally, pursuant to bank regulations, during the three-year period following the stock offering, we will not take any action to declare an extraordinary dividend to stockholders that would be treated by recipients as a tax-free return of capital for federal income tax purposes.

Pursuant to our articles of incorporation, we are authorized to issue preferred stock. If we issue preferred stock, the holders thereof may have a priority over the holders of our shares of common stock with respect to the payment of dividends. For a further discussion concerning the payment of dividends on our shares of common stock, see “Description of Capital Stock of Sunshine Bancorp, Inc.—Common Stock.” Dividends we can declare and pay will depend, in part, upon receipt of dividends from Sunshine State Bank, because initially we will have no source of income other than dividends from Sunshine State Bank and earnings from the investment of the net proceeds from the sale of shares of common stock retained by Sunshine Bancorp and interest payments received in connection with the loan to the employee stock ownership plan. Regulations of the OCC impose limitations on capital distributions by savings institutions. See “Regulation and Supervision—Federal Banking Regulation—Capital Distributions.”

Any dividends paid by Sunshine State Bank to Sunshine Bancorp, Inc. that would be deemed to be drawn from Sunshine State Bank’s bad debt reserves, if any, would be taxable at the then-current tax rate applicable to Sunshine State Bank on the amount of earnings deemed to be removed from the bad debt reserves for such distribution. Sunshine State Bank does not intend to make any distribution to Sunshine Bancorp, Inc. that would create such a federal tax liability. See “Taxation.”

MARKET FOR THE COMMON STOCK

Sunshine Bancorp is a newly formed company and has never issued capital stock. Sunshine State Bank, as a mutual institution, has never issued capital stock. Sunshine Bancorp expects that that its common stock will be traded on the Nasdaq Capital Market under the symbol “SBCP.” Keefe, Bruyette & Woods, Inc. has advised us that it intends to make a market in our common stock following the conversion and stock offering, but it is under no obligation to do so.

The development of an active trading market depends on the existence of willing buyers and sellers, the presence of which is not within our control, or that of any market maker. The number of active buyers and sellers of the shares of common stock at any particular time may be limited. Under such circumstances, you could have difficulty selling your shares of common stock on short notice, and, therefore, you should not view the shares of common stock as a short-term investment. In addition, our public “float,” which is the total number of our outstanding shares less the shares held by our employee stock ownership plan and our directors and executive officers, is likely to be quite limited. As a result, it is unlikely that an active trading market for the common stock will develop or that, if it develops, it will continue. Furthermore, we cannot assure you that, if you purchase shares of common stock, you will be able to sell them at or above $10.00 per share. Purchasers of common stock in this stock offering should have long-term investment intent and should recognize that there will be a limited trading market in the common stock. This may make it difficult to sell the common stock after the stock offering which may have an adverse impact on the price at which the common stock can be sold.

HISTORICAL AND PRO FORMA REGULATORY CAPITAL COMPLIANCE

At December 31, 2013, Sunshine State Bank exceeded all of the applicable regulatory capital requirements and was considered “well capitalized.” The table below sets forth the historical equity capital and regulatory capital of Sunshine State Bank at December 31, 2013, and the pro forma equity capital and regulatory capital of Sunshine State Bank after giving effect to the sale of shares of common stock at $10.00 per share. The table assumes the receipt by Sunshine State Bank of $13.0 million, $15.4 million, $17.7 million and $20.5 million, respectively at the minimum, midpoint, maximum and adjusted maximum of the offering range. See “How We Intend to Use the Proceeds from the Offering.”

	Sunshine State Bank Historical at December 31, 2013		Pro Forma at December 31, 2013, Based Upon the Sale in the Offering of (1)
			2,720,000 shares		3,200,000 shares		3,680,000 shares		4,232,000 shares (2)
	Amount	Percent of Assets (3)	Amount	Percent of Assets (3)	Amount	Percent of Assets (3)	Amount	Percent of Assets (3)	Amount	Percent of Assets (3)
	(Dollars in thousands)
Equity	$26,552	13.66%	$37,355	18.01%	$39,349	18.76%	$41,343	19.49%	$43,636	20.30%

Tier 1 leverage capital	$25,392	13.14%	$36,195	17.55%	$38,189	18.31%	$40,183	19.05%	$42,476	19.88%
Tier 1 leverage capital requirement (4)	9,664	5.00%	10,313	5.00%	10,430	5.00%	10,549	5.00%	10,686	5.00%

Excess	$15,728	8.14%	$25,882	12.55%	$27,759	13.31%	$29,634	14.05%	$31,790	14.88%

Tier 1 risk-based capital (5)	$25,392	24.00%	$36,195	33.39%	$38,189	35.08%	$40,183	36.75%	$42,476	38.65%
Risk-based requirement	6,348	6.00%	6,504	6.00%	6,532	6.00%	6,561	6.00%	6,594	6.00%

Excess	$19,044	18.00%	$29,691	27.39%	$31,657	29.08%	$33,622	30.75%	$35,882	32.65%

Total risk-based capital (5)	$26,719	25.26%	$37,522	34.62%	$39,516	36.30%	$41,510	37.96%	$43,803	39.86%
Risk-based requirement	10,580	10.00%	10,840	10.00%	10,887	10.00%	10,935	10.00%	10,989	10.00%

Excess	$16,139	15.26%	$26,682	24.62%	$28,629	26.30%	$30,575	27.96%	$32,814	29.86%

Reconciliation of capital infused into Sunshine State Bank:
Proceeds to Sunshine State Bank			$12,979		$15,357		$17,735		$20,470
Less: Common stock acquired by employee stock ownership plan			(2,176)		(2,560)		(2,944)		(3,386)

Pro forma increase			$10,803		$12,797		$14,791		$17,084

(1)	Pro forma capital levels assume that the employee stock ownership plan purchases 8% of the shares of common stock sold in the stock offering with funds we lend and that our stock-based benefit plan purchases 4% of the shares sold in the offering for restricted stock awards. Pro forma capital calculated under generally accepted accounting principles (“GAAP”) and regulatory capital have been reduced by the amount required to fund these plans. See “Management” for a discussion of the employee stock ownership plan.
(2)	As adjusted to give effect to an increase in the number of shares which could occur due to a 15% increase in the offering range to reflect demand for the shares or changes in market conditions following the commencement of the offering.
(3)	Core capital levels are shown as a percentage of total adjusted assets. Risk-based capital levels are shown as a percentage of risk-weighted assets.
(4)	The current core capital requirement is 3% of total adjusted assets for financial institutions that receive the highest supervisory rating for safety and soundness and a 4% to 5% core capital ratio requirement for all other financial institutions.
(5)	Pro forma amounts and percentages assume net proceeds are invested in assets that carry a 20% risk weighting.

CAPITALIZATION

The following table presents the historical capitalization of Sunshine State Bank at December 31, 2013 and the pro forma consolidated capitalization of Sunshine Bancorp, Inc. after giving effect to the conversion and offering, based upon the assumptions set forth in the “Pro Forma Data” section.

	Sunshine State Bank at December 31, 2013	Pro Forma at December 31, 2013 Based upon the Sale in the Offering at $10.00 per Share of
		2,720,000 Shares	3,200,000 Shares	3,680,000 Shares	4,232,000 Shares (1)
	(Dollars in thousands, except per share amounts)
Deposits (2)	$164,919	$164,919	$164,919	$164,919	$164,919
Borrowings	—	—	—	—	—

Total deposits and borrowings	$164,919	$164,919	$164,919	$164,919	$164,919

Stockholders’ equity:
Preferred stock, $0.01 par value, 5,000,000 shares authorized (post-conversion)	$—	$—	$—	$—	$—
Common stock, $0.01 par value, 50,000,000 shares authorized (post-conversion); shares to be issued as reflected (3)	—	27	32	37	42
Additional paid-in capital (4)	—	25,932	30,682	35,433	40,897
Retained income (5)	26,552	26,552	26,552	26,552	26,552
Accumulated other comprehensive income	—	—	—	—	—

Less:
Common stock held by employee stock ownership plan (6)	—	(2,176)	(2,560)	(2,944)	(3,386)
Common stock to be acquired by stock-based benefit plan (7)	—	(1,088)	(1,280)	(1,472)	(1,693)

Total stockholders’ equity	$26,552	$49,247	$53,426	$57,606	$62,412

Total shares outstanding		2,720,000	3,200,000	3,680,000	4,232,000
Total stockholders’ equity as a percentage of total assets (2)	13.66%	22.68%	24.14%	25.55%	27.10%
Tangible equity as a percentage of tangible assets (2)	13.66%	22.68%	24.14%	25.55%	27.10%

(1)	As adjusted to give effect to an increase in the number of shares of common stock that could occur due to a 15% increase in the offering range to reflect demand for shares or changes in market conditions following the commencement of the subscription and community offerings.
(2)	Does not reflect withdrawals from deposit accounts for the purchase of shares of common stock in the conversion and offering. These withdrawals would reduce pro forma deposits and assets by the amount of the withdrawals.
(3)	No effect has been given to the issuance of additional shares of Sunshine Bancorp common stock pursuant to the exercise of options under one or more stock-based benefit plans. If the plans are implemented within the first year after the closing of the offering, an amount up to 10% of the shares of Sunshine Bancorp common stock sold in the offering will be reserved for issuance upon the exercise of options under the plans.
(4)	On a pro forma basis, common stock and additional paid-in capital have been revised to reflect the number of shares of Sunshine Bancorp common stock to be outstanding.
(5)	The retained income of Sunshine State Bank will be substantially restricted after the conversion. See “The Conversion and Offering—Liquidation Rights” and “Regulation and Supervision.”
(6)	Assumes that 8% of the shares sold in the offering will be acquired by the employee stock ownership plan financed by a loan from Sunshine Bancorp. The loan will be repaid principally from Sunshine State Bank’s contributions to the employee stock ownership plan. Since Sunshine Bancorp will finance the employee stock ownership plan debt, this debt will be eliminated through consolidation and no liability will be reflected on Sunshine Bancorp’s consolidated financial statements. Accordingly, the amount of shares of common stock acquired by the employee stock ownership plan is shown in this table as a reduction of total stockholders’ equity.
(7)	Assumes a number of shares of common stock equal to 4% of the shares of common stock to be sold in the offering will be purchased by one or more stock-based benefit plans in open market purchases by Sunshine Bancorp. The dollar amount of common stock to be purchased is based on the $10.00 per share subscription price in the offering and represents unearned compensation. This amount does not reflect possible increases or decreases in the value of common stock relative to the subscription price in the offering. As Sunshine Bancorp accrues compensation expense to reflect the vesting of shares granted pursuant to the stock-based benefit plan, the credit to equity will be offset by a charge to non-interest expense. Implementation of the stock-based benefit plans will require stockholder approval.

PRO FORMA DATA

The following tables summarize historical data of Sunshine State Bank and pro forma data of Sunshine Bancorp at and for the year ended December 31, 2013. This information is based on assumptions set forth below and in the table, and should not be used as a basis for projections of market value of the shares of common stock following the conversion and offering.

The net proceeds in the tables are based upon the following assumptions:

•	all shares of common stock will be sold in the subscription offering;

•	our employee stock ownership plan will purchase 8% of the shares of common stock sold in the stock offering with a loan from Sunshine Bancorp. The loan will be repaid in substantially equal payments of principal and interest (at the prime interest rate, adjusted annually) over a period of 30 years;

•	Keefe, Bruyette & Woods, Inc. will receive a selling agent fee equal to 1.00% of the dollar amount of the shares of common stock sold in the stock offering. Shares purchased by our employee stock benefit plans or by our officers, directors and employees, and their immediate families will not be included in calculating the shares of common stock sold for this purpose; and

•	expenses of the stock offering, including fees and expenses to be paid to Keefe, Bruyette & Woods, Inc., will be $1.0 million.

Pro forma earnings on net proceeds have been calculated assuming the stock has been sold at the beginning of the year and the net proceeds have been invested at a yield of 1.75% for the year ended December 31, 2013. This represents the five-year U.S. Treasury Note rate as of December 31, 2013, which, in light of current market interest rates, we consider to more accurately reflect the pro forma reinvestment rate than the arithmetic average of the weighted average yield earned on our interest-earning assets and the weighted average rate paid on our deposits, which is the reinvestment rate generally required by regulations of the OCC. The pro forma after-tax yield on the net proceeds from the offering is assumed to be 1.09% for the year ended December 31, 2013, based on an effective tax rate of 37.6%.

We calculated historical and pro forma per share amounts by dividing historical and pro forma amounts of consolidated net income and stockholders’ equity by the indicated number of shares of common stock. We adjusted the earnings figures to give effect to the shares of common stock purchased by the employee stock ownership plan. We computed per share amounts for each period as if the shares of common stock were outstanding at the beginning of each period, but we did not adjust per share historical or pro forma stockholders’ equity to reflect the earnings on the estimated net proceeds.

The pro forma table gives effect to the implementation of stock-based benefit plans. Subject to the receipt of stockholder approval, we have assumed that the stock-based benefit plans will acquire a number of shares of common stock equal to 4% of our outstanding shares of common stock at the same price for which they were sold in the stock offering. We also assume that shares of common stock are granted under the plans as restricted stock awards that vest over a five-year period.

We have also assumed that the stock-based benefit plans will grant options to acquire shares of common stock equal to 10% of our outstanding shares of common stock. In preparing the table below, we assumed that stockholder approval was obtained, that the exercise price of the stock options and the market price of the stock at the date of grant were $10.00 per share and that the stock options had a term of ten years and vested over five years. We applied the Black-Scholes option pricing model to estimate a grant-date fair value of $3.33 for each option. In addition to the terms of the options described above, the Black-Scholes option pricing model assumed an estimated volatility rate of 15.82% for the shares of common stock, no dividend yield, an expected option life of 10 years and a risk-free interest rate of 3.04%. Finally, we assumed that 25% of the stock options were non-qualified options granted to directors, resulting in a tax benefit (at an assumed tax rate of 37.6%) in the form of a deduction equal to the grant- date fair value of the options.

We may reserve shares for the exercise of stock options and the grant of stock awards under one or more stock-based benefit plans in excess of 10% and 4%, respectively, of our total outstanding shares if the stock-based benefit plans are adopted more than one year following the stock offering. In addition, we may grant options and award shares that vest more rapidly than over a five-year period if the stock-based benefit plans are adopted more than one year following the stock offering.

As discussed under “How We Intend to Use the Proceeds from the Offering,” we intend to contribute at the minimum, midpoint, maximum and adjusted maximum of the offering range approximately $13.0 million, $15.4 million, $17.7 million and $20.5 million, respectively, of the net proceeds from the stock offering to Sunshine State Bank, and we will retain the remainder of the net proceeds from the stock offering. We will use portions of the proceeds we retain to make a loan to the employee stock ownership plan. We will retain the rest of the proceeds for future use.

The pro forma table does not give effect to: (i) withdrawals from deposit accounts to purchase shares of common stock in the stock offering; (ii) our results of operations after the stock offering; or (iii) changes in the market price of the shares of common stock after the stock offering.

The following pro forma information may not represent the financial effects of the stock offering at the date on which the stock offering actually occurs and you should not use the table to indicate future results of operations. Pro forma stockholders’ equity represents the difference between the stated amount of our assets and liabilities, computed in accordance with GAAP. We did not increase or decrease stockholders’ equity to reflect the difference between the carrying value of loans and other assets and their market value. Pro forma stockholders’ equity is not intended to represent the fair market value of the shares of common stock and may be different than the amounts that would be available for distribution to stockholders if we liquidated. Pro forma stockholders’ equity does not give effect to the impact of the bad debt reserve or the liquidation account we will establish in the conversion in the unlikely event we are liquidated.

	At or for the year ended December 31, 2013 Based upon the Sale at $10.00 Per Share of
	2,720,000 Shares	3,200,000 Shares	3,680,000 Shares	4,232,000 Shares (1)
	(Dollars in thousands, except per share amounts)
Pro forma market capitalization	$27,200	$32,000	$36,800	$42,320

Gross proceeds of offering	27,200	32,000	36,800	42,320
Less: Expenses	1,241	1,286	1,330	1,381

Estimated net proceeds	25,959	30,714	35,470	40,939
Less: Common stock acquired by ESOP (2)	(2,176)	(2,560)	(2,944)	(3,386)
Less: Common stock acquired by stock-based benefit plans (3)	(1,088)	(1,280)	(1,472)	(1,693)

Estimated net proceeds, as adjusted	$22,695	$26,874	$31,054	$35,860

For the year ended December 31, 2013
Consolidated net earnings:
Historical	$141	$141	$141	$141
Pro forma adjustments:
Income on adjusted net proceeds	248	294	339	392
Employee stock ownership plan (2)	(45)	(53)	(61)	(70)
Stock awards (3)	(136)	(160)	(184)	(211)
Stock options (4)	(164)	(193)	(222)	(255)

Pro forma net income (loss)	$44	$29	$13	$(3)

Income per share:
Historical	$0.06	$0.05	$0.04	$0.04
Pro forma adjustments:
Income on adjusted net proceeds	0.10	0.10	0.10	0.10
Employee stock ownership plan (2)	(0.02)	(0.02)	(0.02)	(0.02)
Stock awards (3)	(0.05)	(0.05)	(0.05)	(0.05)
Stock options (4)	(0.07)	(0.07)	(0.07)	(0.07)

Pro forma income per share (5)	$0.02	$0.01	$—	$—

Offering price to pro forma net income per share	500x	1,000x	NM	NM
Number of shares used in income per share calculations (5)	2,509,653	2,952,533	3,395,413	3,904,725

At December 31, 2013
Stockholders’ equity:
Historical	$26,552	$26,552	$26,552	$26,552
Estimated net proceeds	25,959	30,714	35,470	40,939
Less: Common stock acquired by ESOP (2)	(2,176)	(2,560)	(2,944)	(3,386)
Less: Common stock acquired by stock-based benefit plans (3)(4)	(1,088)	(1,280)	(1,472)	(1,693)

Pro forma stockholders’ equity (6)	49,247	53,426	57,606	62,412

Pro forma tangible equity (6)	$49,247	$53,426	$57,606	$62,412

Stockholders’ equity per share:
Historical	$9.77	$8.30	$7.21	$6.28
Estimated net proceeds	9.54	9.60	9.64	9.67
Less: Common stock acquired by ESOP (2)	(0.80)	(0.80)	(0.80)	(0.80)
Less: Common stock acquired by stock-based benefit plans (3)(4)	(0.40)	(0.40)	(0.40)	(0.40)

Pro forma stockholders’ equity per share (6)	18.11	16.70	15.65	14.75

Less intangible assets	—	—	—	—

Pro forma tangible equity (6)	$18.11	$16.70	$15.65	$14.75

Pro forma price to book value	55.22%	59.88%	63.90%	67.80%
Pro forma price to tangible book value	55.22%	59.88%	63.90%	67.80%
Number of shares outstanding for pro forma book value per share calculations (6)	2,720,000	3,200,000	3,680,000	4,232,000

(1)	As adjusted to give effect to an increase in the number of shares which could occur due to a 15% increase in the offering range to reflect demand for the shares or changes in market conditions following the commencement of the offering.
(2)	Assumes that 8% of shares of common stock sold in the offering will be purchased by the employee stock ownership plan. For purposes of this table, the funds used to acquire these shares are assumed to have been borrowed by the employee stock ownership plan from Sunshine Bancorp. Sunshine State Bank intends to make annual contributions to the employee stock ownership plan in an amount at least equal to the required principal and interest payments on the debt. Sunshine State Bank’s total annual payments on the employee stock ownership plan debt

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are based upon 30 equal annual installments of principal and interest. Financial Accounting Standards Board Accounting Standards Codification 718-40, “Employers’ Accounting for Employee Stock Ownership Plans” (“ASC 718-40”) requires that an employer record compensation expense in an amount equal to the fair value of the shares committed to be released to employees. The pro forma adjustments assume that the employee stock ownership plan shares are allocated in equal annual installments based on the number of loan repayment installments assumed to be paid by Sunshine State Bank, the fair value of the common stock remains equal to the subscription price and the employee stock ownership plan expense reflects an effective tax rate of 37.6%. The unallocated employee stock ownership plan shares are reflected as a reduction of stockholders’ equity. No reinvestment is assumed on proceeds contributed to fund the employee stock ownership plan. The pro forma net income further assumes that 7,253, 8,533, 9,813 and 11,285 shares were committed to be released during the year ended December 31, 2013 at the minimum, midpoint, maximum, and adjusted maximum of the offering range, respectively, and in accordance with ASC 718-40, only the employee stock ownership plan shares committed to be released during the year were considered outstanding for purposes of income per share calculations.
(3)	If approved by Sunshine Bancorp’s stockholders, one or more stock-based benefit plans may purchase an aggregate number of shares of common stock equal to 4% of the shares to be sold in the offering (or possibly a greater number of shares if the plan is implemented more than one year after completion of the conversion). Stockholder approval of the stock-based benefit plans, and purchases by the plan may not occur earlier than six months after the completion of the conversion. The shares may be acquired directly from Sunshine Bancorp or through open market purchases. The funds to be used by the stock-based benefit plans to purchase the shares will be provided by Sunshine Bancorp. The table assumes that (i) the stock-based benefit plans acquire the shares through open market purchases at $10.00 per share, (ii) 20% of the amount contributed to the stock-based benefit plans is amortized as an expense during the year, and (iii) the stock-based benefit plans expense reflects an effective tax rate of 37.6%. Assuming stockholder approval of the stock-based benefit plans and that shares of common stock equal to 4% of the shares sold in the offering are awarded from authorized but unissued shares, stockholders would have their ownership and voting interests diluted by approximately 3.85%.
(4)	If approved by Sunshine Bancorp’s stockholders, one or more stock-based benefit plans may grant options to acquire an aggregate number of shares of common stock equal to 10% of the shares to be sold in the offering (or possibly a greater number of shares if the plan is implemented more than one year after completion of the conversion). Stockholder approval of the stock-based benefit plans may not occur earlier than six months after the completion of the conversion. In calculating the pro forma effect of the stock options to be granted under stock-based benefit plans, it is assumed that the exercise price of the stock options and the trading price of the common stock at the date of grant are $10.00 per share, the estimated grant-date fair value determined using the Black-Scholes option pricing model is $3.33 for each option, and the aggregate grant-date fair value of the stock options is amortized to expense on a straight-line basis over a five-year vesting period of the options. The actual expense of the stock options to be granted under the stock-based benefit plans will be determined by the grant-date fair value of the options, which will depend on a number of factors, including the valuation assumptions used in the option pricing model ultimately adopted. Under the above assumptions, the adoption of the stock-based benefit plans will result in no additional shares under the treasury stock method for purposes of calculating earnings per share. There can be no assurance that the actual exercise price of the stock options will be equal to the $10.00 price per share. If a portion of the shares to satisfy the exercise of options under the stock-based benefit plans is obtained from the issuance of authorized but unissued shares, our net income per share and stockholders’ equity per share would decrease. Assuming stockholder approval of the stock-based benefit plans and that all shares of common stock used to cover the exercise of stock options (equal to 10% of the shares sold in the offering) are authorized but unissued shares, stockholders would have their ownership and voting interests diluted by approximately 9.09%.
(5)	Income per share computations are determined by taking the number of shares assumed to be sold in the offering and, in accordance with applicable accounting standards for employee stock ownership plans, subtracting the employee stock ownership plan shares that have not been committed for release during the period. See note 2, above.
(6)	The retained income of Sunshine State Bank will be substantially restricted after the conversion. See “Our Dividend Policy,” “The Conversion and Offering—Liquidation Rights” and “Regulation and Supervision.” The number of shares used to calculate pro forma stockholders’ equity per share is equal to the total number of shares to be outstanding upon completion of the offering.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion and analysis reflects our financial information and other relevant statistical data, and is intended to enhance your understanding of our financial condition and results of operations. The information in this section has been derived from the audited financial statements, which appear beginning on page F-1 of this prospectus. You should read the information in this section in conjunction with the business and financial information regarding Sunshine State Bank provided in this prospectus.

Overview

Sunshine State Bank provides financial services to individuals and businesses from our main office in Plant City, Florida and our four additional full-service banking offices located in Brandon, Riverview, Zephyrhills and Plant City, Florida. Our primary market area includes Hillsborough County and Pasco County, Florida. Our principal business has consisted of attracting retail deposits from the general public in our market area and investing those deposits, together with funds generated from operations, in one- to four-family residential real estate loans, commercial real estate loans, commercial business loans and, to a lesser extent, multi-family real estate, land and construction and consumer loans. Beginning in the fourth quarter of 2013, we changed our business strategy to focus on increasing our originations of commercial real estate and commercial business loans and to discontinue originating new one- to four-family residential real estate loans for retention in our portfolio. We also invest in securities, which consist primarily of U.S. Treasury securities, U.S. government agency securities and securities and obligations of U.S. government-sponsored enterprises. We offer a variety of deposit accounts to consumers and small businesses, including savings accounts, NOW accounts, money market accounts and certificate of deposit accounts.

Our results of operations depend primarily on our net interest income. Net interest income is the difference between the interest income we earn on our interest-earning assets and the interest we pay on our interest-bearing liabilities. Our results of operations also are affected by our provisions for loan losses, non-interest income and non-interest expense. Non-interest income currently consists primarily of fees and service charges on deposit accounts, fees and charges on loans, gain on sales of other real estate owned, income from bank-owned life insurance and other income. We expect our non-interest income to increase in future periods as a result of our new strategy of using a third party to originate and close one- to four-family residential real estate loans and receiving a commission from the third party for processing such loans. Non-interest expense currently consists primarily of expenses related to salaries and employee benefits, occupancy and equipment, data and item processing, professional fees, other real estate owned, advertising and promotion, stationery and supplies, deposit and general insurance and other expenses.

Our results of operations also may be affected significantly by general and local economic and competitive conditions, changes in market interest rates, governmental policies and actions of regulatory authorities. We expect our return on equity to remain relatively low until we are able to leverage the additional capital we receive from the stock offering. See “Risk Factors” and “Forward-Looking Statements.”

Business Strategy

We intend to operate as a well-capitalized and profitable community bank dedicated to providing exceptional personal service to our individual and business customers. We believe that we have a competitive advantage in the markets we serve because of our knowledge of the local marketplace and our long-standing history of providing superior, relationship-based customer service. Our core business strategies are discussed below.

Increase our focus on commercial real estate and commercial business lending. We have changed our business strategy so that we no longer originate new one- to four-family residential real estate loans for retention in our portfolio. Instead we are increasing originations of commercial real estate and commercial business loans in order to increase the yield on our loan portfolio and better manage our interest rate risk. Our management team has an average of 26 years of experience in commercial real estate and commercial business lending in our market area, and we intend to hire additional commercial lenders over the next two years, subject to market conditions. We focus our commercial lending on small businesses located in our market area, and we target owner-occupied businesses such as professional service providers and local farmers. The additional capital raised in this offering will further increase our commercial lending capacity by enabling us to originate more loans as well as larger loans which we intend to retain in our portfolio. The change in the allocation of the loan portfolio is not dependent on the proceeds raised in the offering. For more information regarding the risks associated with our new business strategy, see “Risk Factors—We may be unable to successfully implement our new business strategy and as a result, our financial condition and results of operations may be negatively affected.”

Increase our non-interest income by closing one- to four-family residential real estate loans through unaffiliated mortgage banking companies. As part of our new strategy to no longer portfolio new residential real estate loan originations, beginning in the fourth quarter of 2013, we began to use the services of an unaffiliated mortgage banking company to underwrite and fund one- to four-family residential mortgage loans in order to continue to provide this loan product to our customers. These loans are underwritten in accordance with secondary market standards, pursuant to guidelines established by the mortgage banking company. Our lending staff takes the loan applications and prepares the material for submission to the mortgage banking company for underwriting, final processing and closing. These loans are funded by the mortgage banking company. We receive a commission of between 2% to 3% of the loan balance from the mortgage banking company for each loan that closes. We believe this new relationship will increase our non-interest income in future periods while not exposing us to the increased interest rate risks associated with holding long-term one- to four-family residential real estate loans in our portfolio. We anticipate expanding this program by using the services of multiple mortgage banking companies, which may offer additional products. For more information regarding the risks associated with our new business strategy, see “Risk Factors—We may be unable to successfully implement our new business strategy and as a result, our financial condition and results of operations may be negatively affected.”

Maintain disciplined and conservative underwriting standards. We emphasize a disciplined and conservative credit culture based on intimate knowledge of our market, close ties to our customers, sound underwriting standards and experienced loan officers. We are committed to actively monitoring and managing all segments of our loan portfolio in an effort to proactively identify and mitigate credit risks within the portfolio. Non-performing assets decreased to $5.2 million at December 31, 2013, which represented 2.70% of total assets, from $6.1 million at December 31, 2012, which represented 3.12% of total assets. In addition, non-performing loans decreased to $3.8 million at December 31, 2013, which represented 3.37% of total loans, from $5.1 million at December 31, 2012, which represented 4.34% of total loans.

Continue to attract low-cost transaction account deposits. We offer NOW, savings and money market accounts, which generally are lower cost sources of funds than certificates of deposit. These deposits are generally less sensitive to withdrawals when interest rates fluctuate, and provide us the opportunity to generate deposit-related fee income. At December 31, 2013, approximately 73.2% of our deposits were transaction accounts, or core deposits. We intend to seek to increase these low cost deposits by implementing marketing and promotional programs and broadening banking relationships with lending customers, particularly as we expand our commercial real estate and commercial business lending activities.

Expand our banking franchise as opportunities arise through acquisitions of other financial institutions. We currently operate from five banking offices. In order to grow to a larger asset size to mitigate the increasing costs of regulatory compliance associated with the implementation of the Dodd-Frank Act, we intend to evaluate expansion opportunities, primarily through possible acquisitions of local financial institutions. We would seek to expand our presence in Hillsborough and Pasco Counties, Florida, including adjacent counties. However, we currently have no understandings or agreements with respect to acquiring any financial institution.

Anticipated Increase in Non-interest Expense

Following the completion of the conversion, our non-interest expense is expected to increase because of the increased costs associated with operating as a public company, and the increased compensation expenses associated with the purchase of shares of common stock by our employee stock ownership plan and the possible implementation of one or more stock-based benefit plans, if approved by our stockholders, no earlier than six months after the completion of the conversion. For further information, see “Summary—Benefits to Management and Potential Dilution to Stockholders Resulting from the Conversion;” “Risk Factors—Risks Related to the Offering—Our stock-based benefit plans will increase our costs, which will reduce our income;” and “Management—Benefits to be Considered Following Completion of the Stock Offering.”

Critical Accounting Policies

The discussion and analysis of the financial condition and results of operations are based on our financial statements, which are prepared in conformity with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and the reported amounts of income and expenses. We consider the accounting policies discussed below to be critical accounting policies. The estimates and assumptions that we use are based on historical experience and various other factors and are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions, resulting in a change that could have a material impact on the carrying value of our assets and liabilities and our results of operations.

On April 5, 2012, the JOBS Act was signed into law. The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for qualifying public companies. As an “emerging growth company” we may delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. We intend to take advantage of the benefits of this extended transition period. Accordingly, our financial statements may not be comparable to companies that comply with such new or revised accounting standards.

The following represents our critical accounting policies:

Allowance for loan losses. The allowance for loan losses is the estimated amount considered necessary to cover inherent, but unconfirmed, credit losses in the loan portfolio at the balance sheet date. The allowance is established through the provision for losses on loans which is charged against income. In determining the allowance for loan losses, management makes significant estimates and has identified this policy as one of our most critical accounting policies.

Management performs a quarterly evaluation of the allowance for loan losses. Consideration is given to a variety of factors in establishing this estimate including, but not limited to, current economic conditions, delinquency statistics, geographic and industry concentrations, the adequacy of the underlying collateral, the financial strength of the borrower, results of internal loan reviews and other relevant factors. This evaluation is inherently subjective as it requires material estimates that may be susceptible to significant change.

The analysis has two components—specific and general allowances. The specific allowance is for unconfirmed losses related to loans that are determined to be impaired. Impairment is measured by determining the present value of expected future cash flows or, for collateral-dependent loans, the fair value of the collateral adjusted for market conditions and selling expenses. If the fair value of the loan is less than the loan’s carrying value, a charge is recorded for the difference. The general allowance, which is for loans reviewed collectively, is determined by losses recognized by portfolio segment. We also analyze historical loss experience for the past eighteen quarters, delinquency trends, general economic conditions and geographic and industry concentrations. This analysis establishes historical loss percentages and qualitative factors that are applied to the loan groups to determine the amount of the allowance for loan losses necessary for loans that are reviewed collectively. These qualitative factors include the existence and effect of any concentrations of credit and changes in the level of such concentrations, changes in national, regional and local economic conditions that affect the collectability of the loan portfolio, changes in levels or trends in charge-offs and recoveries, changes in the volume and severity of past due loans, nonaccrual loans or loans classified special mention, substandard, doubtful or loss, changes in the size and composition of the loan portfolio and terms of loans, changes in lending policies and procedures, risk selection and underwriting standards, changes in the experience, ability and depth of lending management and other relevant staff, quality of loan review and board of directors oversight and the effect of other external factors, trends or uncertainties that could affect management’s estimate of probable losses, such as competition and industry conditions. The qualitative component is critical in determining the allowance for loan losses as certain trends may indicate the need for changes to the allowance for loan losses based on factors beyond the historical loss history. Not incorporating a qualitative component could misstate the allowance for loan losses. Actual loan losses may be significantly more than the allowances we have established, which could result in a material negative effect on our financial results.

Other real estate owned. When we acquire real estate as a result of foreclosure or by deed in lieu of foreclosure, the real estate is classified as other real estate owned until it is sold. The real estate is recorded at fair value less estimated costs to sell, and any write-down resulting from the acquisition is charged to the allowance for loan losses. Estimated fair value is based on a new appraisal, which is obtained as soon as practicable, typically after the foreclosure process is completed. Subsequent decreases in the value of the property are charged to operations. After acquisition, all costs incurred in maintaining the property are expensed. Costs relating to the development and improvement of the property, however, are capitalized to the extent of estimated fair value less estimated costs to sell.

Fair Value Measurements. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A more detailed description of the fair values measured at each level of the fair value hierarchy and our methodology can be found in Note 1 of the Financial Statements.

Comparison of Financial Condition at December 31, 2013 and December 31, 2012

Total Assets. Total assets increased $392,000, or 0.2%, to $194.4 million at December 31, 2013 from $194.0 million at December 31, 2012. The increase was primarily the result of increases of $3.7 million in securities held to maturity, $490,000 in time deposits with banks and $432,000 in other real estate owned, offset by decreases of $2.8 million in net loans and $1.2 million in cash and cash equivalents.

Cash and Cash Equivalents. Total cash and cash equivalents decreased $1.2 million, or 10.1%, to $11.1 million at December 31, 2013 from $12.3 million at December 31, 2012. The decrease in total cash and cash equivalents reflected management’s decision to invest excess liquidity in investment securities held to maturity and time deposits with banks.

Investment Securities. Investment securities classified as held to maturity increased $3.7 million, or 8.4%, to $48.4 million at December 31, 2013 from $44.7 million at December 31, 2012. U.S. government-sponsored enterprise and agency obligations and Federal Home Loan Bank obligations increased $13.9 million, or 50.5%, to $41.3 million at December 31, 2013. U.S. Treasury securities decreased $10.1 million, or 58.7%, to $7.1 million at December 31, 2013. During the year ended December 31, 2013, we invested our excess liquidity in $16.0 million of securities, which purchases were offset by $12.0 million in securities that matured.

Net Loans. Net loans decreased $2.8 million, or 2.4%, to $111.3 million at December 31, 2013 from $114.0 million at December 31, 2012. During the year ended December 31, 2013, we originated $15.1 million of loans, while $18.5 million of loans were repaid or matured. One- to four-family residential real estate loans decreased $4.7 million, or 7.3%, to $60.0 million at December 31, 2013 from $64.7 million at December 31, 2012 as a result of strong competition in our market area in the current low interest rate environment and management’s strategic decision in the fourth quarter of 2013 to no longer retain in portfolio new one- to four-family residential real estate loans. Commercial real estate loans decreased $2.6 million, or 9.8%, to $23.9 million at December 31, 2013 from $26.5 million at December 31, 2012 due to payoffs of several large loan balances. Commercial business loans increased $3.2 million, or 22.3%, to $17.4 million at December 31, 2013 from $14.2 million at December 31, 2012 due to improving economic conditions for businesses in our market area.

Other Real Estate Owned. Other real estate owned increased $432,000, or 43.6%, to $1.4 million at December 31, 2013 from $990,000 at December 31, 2012, due to a $634,000 increase in foreclosed one- to four-family residential real estate.

Deposits. Deposits increased $697,000, or 0.4%, to $164.9 million at December 31, 2013 from $164.2 million at December 31, 2012. Our core deposits (consisting of non-interest-bearing, NOW, money market and savings accounts) increased $5.0 million, or 4.4%, to $120.7 million at December 31, 2013 from $115.7 million at December 31, 2012 as a result of the seasonality of deposit inflows, primarily from our agricultural-based customers, and improving economic conditions for businesses in our market area. Certificates of deposit decreased $4.3 million, or 8.9%, to $44.2 million at December 31, 2013 from $48.5 million at December 31, 2012. The decrease in certificates of deposit resulted primarily from management’s decision to reduce our interest expense by not matching competitors’ higher interest rates.

Retained Income. Retained income increased $141,000, or 0.5%, to $26.6 million at December 31, 2013 from $26.4 million at December 31, 2012, as a result of net income of $141,000 for the year ended December 31, 2013.

Comparison of Operating Results for the Years Ended December 31, 2013 and December 31, 2012

General. Net income for the year ended December 31, 2013 was $141,000, compared to a net loss of ($37,000) for the year ended December 31, 2012. The increase in net income was primarily due to a decrease in non-interest expense of $596,000 and an increase in non-interest income of $33,000, partially offset by a decrease in net interest income of $324,000.

Interest Income. Total interest income decreased $510,000, or 7.7%, to $6.1 million for the year ended December 31, 2013 from $6.6 million for the year ended December 31, 2012. The decrease was primarily the result of a $660,000 decrease in interest income on loans, partially offset by a $136,000 increase in interest income on investment securities. The average yield on our interest-earning assets decreased 62 basis points to 3.35% for the year ended December 31, 2013 while the average balance of our interest-earnings assets increased by $15.4 million to $181.9 million for the year ended December 31, 2013.

Interest income on loans decreased $660,000, or 10.6%, to $5.6 million for the year ended December 31, 2013 from $6.2 million for the year ended December 31, 2012. This decrease resulted partly from an $8.0 million decrease in the average balance of loans to $111.2 million for the year ended December 31, 2013 from $119.2 million for the year ended December 31, 2012, as a result of increased loan principal repayments and pay-offs. In addition, the decrease in interest income resulted from a 22 basis points decrease in the average yield on loans to 5.01% for the year ended December 31, 2013 from 5.23% for the year ended December 31, 2012, due to pay-offs of higher-yielding existing loans during the current low interest rate environment, lower yields earned on new loan originations and modifications to existing loans to reduce interest rates to current market rates in order to maintain borrower relationships.

Interest income on investment securities increased $136,000, or 37.7%, to $497,000 for the year ended December 31, 2013 from $361,000 for the year ended December 31, 2012. This increase resulted from the $16.2 million increase in the average balance of investment securities held to maturity to $49.9 million for the year ended December 31, 2013 from $33.7 million for the year ended December 31, 2012, as we increased our purchases of U.S. government-sponsored enterprise and agency obligations and Federal Home Loan Bank obligations during 2013. The increase in interest income on investment securities was partially offset by a 3 basis points decrease in the average yield on investment securities held to maturity to 0.82% for the year ended December 31, 2013 from 0.85% for the year ended December 31, 2012, due to the current low interest rates on shorter-term securities in our portfolio, which generally bear interest at lower rates than longer-term securities. We purchased investment securities with an average life of 3.95 years and an average yield of 0.85% in 2013 in order to increase the average yield on our investment securities portfolio.

Interest Expense. Total interest expense decreased $186,000, or 33.2%, to $374,000 for the year ended December 31, 2013 from $560,000 for the year ended December 31, 2012, due to a decrease in the average balance of deposits and the average cost of deposits. The average balance of interest-bearing deposits decreased by $2.6 million to $140.2 million during the year ended December 31, 2013 as a result of a $5.0 million decrease in the average balance of certificates of deposit, which was partially offset by a $2.4 million increase in the average balance of core deposits. The change in the mix of deposits was due to customers preferring the short-term flexibility of non-certificate accounts in the current low interest rate environment, our not competing with other banks that offer higher rates on deposits and improving market conditions for businesses in our market area. The average cost of deposits decreased by 12 basis points to 0.27% for the year ended December 31, 2013 from 0.39% for the year ended December 31, 2012, due primarily to the decrease in the average cost of certificates of deposit. The average cost of certificates of deposit decreased by 23 basis points during the year ended December 31, 2013 to 0.57%, reflecting downward repricing in the current low interest rate environment.

Net Interest Income. Net interest income decreased $324,000, or 5.4%, to $5.7 million for the year ended December 31, 2013 from $6.0 million for the year ended December 31, 2012 as the reduction in our interest income more than offset the reduction in our interest expense. Our net interest rate spread decreased by 50 basis points to 3.08% for the year ended December 31, 2013 from 3.58% for the year ended December 31, 2012. Our net interest margin decreased by 48 basis points to 3.15% for the year ended December 31, 2013 from 3.63% for the year ended December 31, 2012. The decrease in our net interest rate spread and net interest margin reflected primarily the more rapid downward repricing of our interest-earning assets in the current low interest rate environment compared to our interest-bearing liabilities, as we reinvested the proceeds of higher-yielding matured or repaid loans in lower-yielding securities and cash and cash equivalents.

Provision for Loan Losses. Based on our analysis of the factors described in “Critical Accounting Policies—Allowance for Loan Losses,” we recorded no provision for loan losses for the years ended December 31, 2013 and 2012, respectively. No provision for loan losses was made for the year ended December 31, 2013 due to a decrease in the balance of our loans in 2013, a decrease in our historical loss factors on loans collectively evaluated, and a decrease in charge-offs and non-performing loans. Net charge-offs decreased to $558,000 for 2013 from $1.1 million for 2012. The allowance for loan losses was $1.7 million, or 1.52% of total loans, at December 31, 2013 compared to $2.3 million, or 1.95% of total loans, at December 31, 2012. Total nonperforming loans were $3.8 million at December 31, 2013 compared to $5.1 million at December 31, 2012. As a percentage of nonperforming loans, the allowance for loan losses was 44.95% at December 31, 2013 compared to 44.92% at December 31, 2012.

The allowance for loan losses reflects the estimate we believe to be appropriate to cover incurred probable losses which were inherent in the loan portfolio at December 31, 2013 and 2012. While we believe the estimates and assumptions used in our determination of the adequacy of the allowance are reasonable, the actual amount of future provisions may exceed the amount of past provisions, and the increase in future provisions that may be required may adversely impact our financial condition and results of operations. As a result of management’s new strategy to increase commercial lending, management believes that its provision for loan losses may increase. In addition, bank regulatory agencies periodically review our allowance for loan losses and may require an increase in the provision for loan losses or the recognition of further loan charge-offs, based on judgments different than those of management.

Non-Interest Income. Non-interest income increased $33,000, or 3.7%, to $930,000 for the year ended December 31, 2013 from $897,000 for the year ended December 31, 2012. The increase was primarily related to an increase of $47,000 in other income due to the sale to Plant City of a portion of land located adjacent to a branch office for a net gain of $40,000.

Non-Interest Expense. Non-interest expense decreased $596,000, or 8.5%, to $6.4 million for the year ended December 31, 2013 from $7.0 million for the year ended December 31, 2012. The decrease primarily reflected a $435,000 decrease in other real estate owned and a $245,000 decrease in salaries and employee benefits expense, partially offset by a $49,000 increase in professional fees expense. Other real estate owned expense decreased primarily as a result of a $425,000 write-down of raw land in 2012 based on an updated appraisal of the land. Salaries and employee benefits expense decreased primarily due to a reduction in health insurance expense, a reduction of the employer matching contribution to the 401(k) Plan and a reduction in the number of higher salaried employees. Professional fees increased due to additional litigation expense related to foreclosures.

Income Taxes (benefit). Income taxes were $105,000 for the year ended December 31, 2013 as compared to an income tax benefit of ($22,000) for the year ended December 31, 2012. The increase in income taxes was due to the increase in pre-tax income of $305,000 for the year ended December 31, 2013.

Average Balances and Yields. The following tables set forth average balance sheets, average yields and costs, and certain other information at December 31, 2013 and for the years indicated. No tax-equivalent yield adjustments have been made, as we had no tax-free interest-earning assets during the years. All average balances are monthly average balances based upon amortized costs. Non-accrual loans were included in the computation of average balances. The yields set forth below include the effect of deferred fees, discounts, and premiums that are amortized or accreted to interest income or interest expense.

	At December 31, 2013	For the Years Ended December 31,
		2013			2012
		Average Outstanding Balance	Interest	Average Yield/Rate	Average Outstanding Balance	Interest	Average Yield/Rate
	Yield/Rate
	(Dollars in thousands)
Interest-earning assets:
Loans	4.93%	$111,193	$5,569	5.01%	$119,199	$6,229	5.23%
Interest-earning deposits and federal funds	0.27	10,183	23	0.23	4,693	10	0.21
Securities	0.84	49,938	408	0.82	33,712	288	0.85
Time deposits with other banks	0.93	10,345	89	0.86	8,550	72	0.84
Federal Home Loan Bank of Atlanta stock	2.53	248	6	2.42	322	6	1.86

Total interest-earning assets	3.39	181,907	6,095	3.35	166,476	6,605	3.97

Non-interest-earning assets		15,249			29,085

Total assets		$197,156			$195,561

Interest-bearing liabilities:
NOW accounts	0.05%	$30,123	$15	0.05	$28,892	$27	0.09
Money market accounts	0.20	38,867	73	0.19	38,518	85	0.22
Savings accounts	0.10	25,493	25	0.10	24,669	41	0.17
Certificates of deposit	0.59	45,758	261	0.57	50,780	407	0.80

Total interest-bearing liabilities	0.28	140,241	374	0.27	142,859	560	0.39

Non-interest-bearing liabilities		30,454			26,231

Total liabilities		170,695			169,090
Retained income		26,461			26,471

Total liabilities and retained income		$197,156			$195,561

Net interest income			$5,721			$6,045

Net interest rate spread (1)				3.08%			3.58%
Net interest-earning assets (2)		$41,666			$23,617

Net interest margin (3)				3.15%			3.63%
Average interest-earning assets to average interest-bearing liabilities		1.30%			1.17%

(1)	Net interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average cost of interest-bearing liabilities.
(2)	Net interest-earning assets represent total interest-earning assets less total interest-bearing liabilities.
(3)	Net interest margin represents net interest income divided by average total interest-earning assets.

Rate/Volume Analysis

The following table presents the effects of changing rates and volumes on our net interest income for the years indicated. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). The total column represents the sum of the prior columns. For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately based on the changes due to rate and the changes due to volume.

	Year Ended December 31, 2013 vs. 2012
	Increase (Decrease) Due to		Total Increase
	Volume	Rate	(Decrease)
	(In thousands)
Interest-earning assets:
Loans	$(398)	$(262)	$(660)
Interest-earning deposits and federal funds	12	1	13
Securities	130	(10)	120
Time deposits with other banks	15	2	17
Federal Home Loan Bank of Atlanta stock	(2)	2	—

Total interest-earning assets	(243)	(267)	(510)

Interest-bearing liabilities:
NOW accounts	—	(12)	(12)
Money market accounts	—	(12)	(12)
Savings accounts	1	(17)	(16)
Certificates of deposit	(29)	(117)	(146)

Total interest-bearing liabilities	(28)	(158)	(186)

Change in net interest income	$(215)	$(109)	$(324)

Management of Market Risk

General. Our most significant form of market risk is interest rate risk because, as a financial institution, the majority of our assets and liabilities are sensitive to changes in interest rates. Therefore, a principal part of our operations is to manage interest rate risk and limit the exposure of our financial condition and results of operations to changes in market interest rates. Our Asset/Liability Committee is responsible for evaluating the interest rate risk inherent in our assets and liabilities, for determining the level of risk that is appropriate, given our business strategy, operating environment, capital, liquidity and performance objectives, and for managing this risk consistent with the policy and guidelines approved by our board of directors.

Our asset/liability management strategy attempts to manage the impact of changes in interest rates on net interest income, our primary source of earnings. Among the techniques we use to manage interest rate risk are:

•	originating commercial real estate and commercial business loans, which tend to have shorter terms and higher interest rates than one- to four-family residential real estate loans;

•	using a third party to originate one- to four-family residential real estate loans and no longer retaining new one-to four-family residential real estate loans in our loan portfolio;

•	maintaining a high level of low cost core deposits to support lending and investment activity; and

•	investing in shorter- to medium-term investment securities.

Our board of directors is responsible for the review and oversight of our Asset/Liability Committee, which is comprised of our executive management team, controller and one outside director. This committee is charged with developing and implementing an asset/liability management plan, and meets at least quarterly to review pricing and liquidity needs and assess our interest rate risk. We currently utilize third-party modeling programs, prepared on a quarterly basis, to evaluate our sensitivity to changing interest rates, given our business strategy, operating environment, capital, liquidity and performance objectives, and to manage this risk consistent with the guidelines approved by the board of directors.

Net Interest Income Analysis. We analyze our sensitivity to changes in interest rates through our net interest income simulation model, which is provided to us by an independent third party. Net interest income is the difference between the interest income we earn on our interest-earning assets, such as loans and securities, and the interest we pay on our interest-bearing liabilities, such as deposits. We estimate what our net interest income would be for a one-year period based on current interest rates. We then calculate what the net interest income would be for the same period under different interest rate assumptions. The following table shows the estimated impact on net interest income for the one-year period beginning December 31, 2013 resulting from potential changes in interest rates. The model is run at least quarterly showing shocks from instaneous changes in interest rates ranging from an increase of 400 basis points to a decrease of 100 basis points, because a decline of greater than100 basis points is currently improbable. These estimates require certain assumptions to be made, including loan and mortgage-related investment prepayment speeds, reinvestment rates, and deposit maturities and decay rates. These assumptions are inherently uncertain. As a result, no simulation model can precisely predict the impact of changes in interest rates on our net interest income. Although the net interest income table below provides an indication of our interest rate risk exposure at a particular point in time, such estimates are not intended to, and do not, provide a precise forecast of the effect of changes in market interest rates on our net interest income and will differ from actual results.

Rate Shift (1)	Net Interest Income Year 1 Forecast	Year 1 Change from Level
	(In thousands)
+400	$4,895	(13.41%)
+300	5,125	(9.34%)
+200	5,353	(5.30%)
+100	5,512	(2.48%)
Level	5,653	—
-100	5,665	0.23%

(1)	The calculated changes assume an immediate shock of the static yield curve.

Economic Value of Equity Analysis. We also analyze the sensitivity of our financial condition to changes in interest rates through our economic value of equity model, which is also provided to us by an independent third party. This analysis measures the difference between predicted changes in the present value of our assets and predicted changes in the present value of our liabilities assuming various changes in current interest rates. The economic value of equity analysis provides insight into how a change in interest rates will impact earnings from a longer-term perspective. As with the net interest income simulation model, the estimates of changes in the economic value of our equity require certain assumptions to be made. These assumptions include loan and mortgage-related investment prepayment speeds, reinvestment rates, and deposit maturities and decay rates. These assumptions are inherently uncertain and, as a result, we cannot precisely predict the impact of changes in interest rates on the economic value of our equity. Although our economic value of equity analysis provides an indication of our interest rate risk exposure at a particular point in time, such estimates are not intended to, and do not, provide a precise forecast of the effect of changes in market interest rates on the economic value of our equity and will differ from actual results.

Rate Shift (1)	Economic Value of Equity	% Change In Equity from Level
	(Dollars in thousands)
+400	$32,320	(19.37%)
+300	34,231	(14.61%)
+200	36,279	(9.50%)
+100	38,348	(4.33%)
Level	40,086	—
-100	40,893	2.01%

(1)	The calculated changes assume an immediate shock of the static yield curve.

Certain shortcomings are inherent in both methodologies used in the above interest rate risk measurements. Modeling changes require making certain assumptions that may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates. In this regard, the tables presented assume that the composition of our interest-sensitive assets and liabilities existing at the beginning of a period remains constant over the period being measured and assumes that a particular change in interest rates is reflected uniformly across the yield curve regardless of the duration or repricing of specific assets and liabilities. The tables also do not measure the changes in credit and liquidity risk that may occur as a result of changes in general interest rates. Accordingly, although the tables provide an indication of our interest rate risk exposure at a particular point in time, such measurements are not intended to and do not provide a precise forecast of the effect of changes in market interest rates on our net interest income or the economic value of our equity, and will differ from actual results.

Liquidity and Capital Resources

Liquidity describes our ability to meet the financial obligations that arise in the ordinary course of business. Liquidity is primarily needed to meet the borrowing and deposit withdrawal requirements of our customers and to fund current and planned expenditures. Our primary sources of funds are deposits, principal and interest payments on loans and securities, and proceeds from maturities and calls of securities. We also have the ability to borrow from the Federal Home Loan Bank of Atlanta. At December 31, 2013, we had the capacity to borrow approximately $35.6 million from the Federal Home Loan Bank of Atlanta. We historically have not used Federal Home Loan Bank advances to fund our operations, and at December 31, 2013 and December 31, 2012, we had no outstanding advances from the Federal Home Loan Bank of Atlanta. We also have lines of credit at two financial institutions that would allow us to borrow up to $8.7 million and $6.0 million, respectively at December 31, 2013. Neither credit line was drawn upon at December 31, 2013.

While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions, and competition. Our most liquid assets are cash and short-term investments including interest-earning demand deposits. The levels of these assets are dependent on our operating, financing, lending and investing activities during any given period.

Our cash flows are comprised of three primary classifications: cash flows from operating activities, investing activities, and financing activities. Net cash provided by operating activities was $549,000 and $924,000 for the years ended December 31, 2013 and December 31, 2012, respectively. Net cash used in investing activities, which consists primarily of disbursements for loan originations and the purchase of securities, offset by principal collections on loans and proceeds from maturing securities, was $2.5 million and $8.7 million for the years ended December 31, 2013 and December 31, 2012, respectively. During the years ended December 31, 2013 and December 31, 2012, we purchased $16.0 million and $31.6 million, respectively, in securities held to maturity. Net cash provided by financing activities, consisting primarily of the activity in deposit accounts, was $681,000 for the year ended December 31, 2013 while net cash used in financing activities was $4.1 million for the year ended December 31, 2012.

We are committed to maintaining a strong liquidity position. We monitor our liquidity position on a daily basis. We anticipate that we will have sufficient funds to meet our current funding commitments. Based on our deposit retention experience and current pricing strategy, we anticipate that a significant portion of maturing time deposits will be retained.

At December 31, 2013, we exceeded all of our regulatory capital requirements with a Tier 1 leverage capital level of $25.4 million, or 13.14% of adjusted total assets, which is above the required level of $9.7 million, or 5.00%; and total risk-based capital of $26.7 million, or 25.26% of risk-weighted assets, which is above the required level of $10.6 million, or 10.00%. At December 31, 2012, we exceeded all of our regulatory capital requirements with a Tier 1 leverage capital level of $25.2 million, or 13.09% of adjusted total assets, which is above the required level of $9.6 million, or 5.00%; and total risk-based capital of $26.6 million, or 25.55% of risk-weighted assets, which is above the required level of $10.4 million, or 10.00%. Accordingly, Sunshine State Bank was categorized as well-capitalized at December 31, 2013 and December 31, 2012. Management is not aware of any conditions or events since the most recent notification that would change our category.

Off-Balance Sheet Arrangements and Aggregate Contractual Obligations

Commitments. As a financial services provider, we routinely are a party to various financial instruments with off-balance-sheet risks, such as commitments to extend credit and unused lines of credit. While these contractual obligations represent our future cash requirements, a significant portion of commitments to extend credit may expire without being drawn upon. Such commitments are subject to the same credit policies and approval process accorded to loans we make. At December 31, 2013, we had outstanding commitments to originate loans of $1.9 million, unused lines of credit totaling $6.6 million, and stand-by letters of credit of $714,000. We anticipate that we will have sufficient funds available to meet our current lending commitments. Certificates of deposit that are scheduled to mature in less than one year from December 31, 2013 totaled $32.5 million. Management expects that a substantial portion of the maturing certificates of deposit will be renewed. However, if a substantial portion of these deposits is not retained, we may utilize Federal Home Loan Bank advances or raise interest rates on deposits to attract new accounts, which may result in higher levels of interest expense.

Contractual Obligations. In the ordinary course of our operations, we enter into certain contractual obligations. Such obligations include data processing services, operating leases for equipment, agreements with respect to borrowed funds and deposit liabilities.

Recent Accounting Pronouncements

Please refer to Note 1 to the Financial Statements for the years ended December 31, 2013 and 2012 beginning on page F-1 for a description of recent accounting pronouncements that may affect our financial condition and results of operations.

Impact of Inflation and Changing Price

The financial statements and related data presented herein have been prepared in accordance with generally accepted accounting principles in the United States of America, which require the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation. The primary impact of inflation on our operations is reflected in increased operating costs. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution’s performance than does inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

BUSINESS OF SUNSHINE BANCORP, INC.

Sunshine Bancorp, Inc. is incorporated in the State of Maryland, and has not engaged in any business to date. Upon completion of the conversion, Sunshine Bancorp will own all of the issued and outstanding stock of Sunshine State Bank. We intend to contribute at least 50% of the net proceeds from the stock offering to Sunshine State Bank. Sunshine Bancorp will retain the remainder of the net proceeds from the stock offering and use a portion of the retained net proceeds to make a loan to the employee stock ownership plan. At a later date, we may use the net proceeds to pay dividends to stockholders and repurchase shares of common stock, subject to our planned growth, capital needs and regulatory limitations. We will invest our initial capital as discussed in “How We Intend to Use the Proceeds from the Offering.”

After the conversion and the offering are complete, Sunshine Bancorp, as the holding company of Sunshine State Bank, will be authorized to pursue other business activities permitted by applicable laws and regulations, which may include the acquisition of banking and financial services companies. See “Regulation and Supervision—Holding Company Regulation” for a discussion of the activities that are permitted for savings and loan holding companies. We currently have no understandings or agreements to acquire other financial institutions although we may determine to do so in the future. We may also borrow funds for reinvestment in Sunshine State Bank.

Following the offering, our cash flow will depend on earnings from the investment of the net proceeds from the offering that we retain, and any dividends we receive from Sunshine State Bank. Sunshine State Bank is subject to regulatory limitations on the amount of dividends that it may pay. See “Regulation and Supervision—Federal Banking Regulation—Capital Distributions.” Initially, Sunshine Bancorp, Inc. will neither own nor lease any property, but will instead pay a fee to Sunshine State Bank for the use of its premises, equipment and furniture. At the present time, we intend to employ only persons who are officers of Sunshine State Bank to serve as officers of Sunshine Bancorp, Inc. We will, however, use the support staff of Sunshine State Bank from time to time. We will pay a fee to Sunshine State Bank for the time devoted to Sunshine Bancorp by employees of Sunshine State Bank; however, these persons will not be separately compensated by Sunshine Bancorp. Sunshine Bancorp may hire additional employees, as appropriate, to the extent it expands its business in the future.

BUSINESS OF SUNSHINE STATE BANK

General

Sunshine State Bank is a federal mutual savings and loan association that was organized in 1954 under the name First Federal Savings and Loan Association of Plant City. In 1975, the Bank changed its name to Sunshine State Federal Savings and Loan Association. In connection with the completion of the conversion, the Bank intends to change its name to Sunshine State Bank. We conduct our operations from our main office in Plant City, Florida and our four additional full-service banking offices located in Brandon, Riverview, Zephyrhills and Plant City, Florida. We provide financial services to individuals, families and businesses primarily located in Hillsborough County and Pasco County, Florida.

Our principal business has consisted of attracting retail deposits from the general public in our market area and investing those deposits, together with funds generated from operations, in one- to four-family residential real estate loans, commercial real estate loans, commercial business loans and, to a lesser extent, multi-family real estate, land and construction and consumer loans. Beginning in the fourth quarter of 2013, we changed our business strategy to focus on increasing our originations of commercial real estate and commercial business loans and to discontinue originating new one- to four-family residential real estate loans for retention in our portfolio. We also invest in securities, which consist primarily of U.S. Treasury securities, U.S. government agency securities and securities and obligations of U.S. government-sponsored enterprises. We offer a variety of deposit accounts to consumers and small businesses, including savings accounts, NOW accounts, money market accounts and certificate of deposit accounts. We also offer online banking services and remote deposit capture. At December 31, 2013, we had total assets of $194.4 million, total deposits of $164.9 million and total equity of $26.6 million.

Our website address is www.sunshinestatefederal.com. Information on this website should not be considered a part of this prospectus.

Market Area

We conduct our operations from our main office and four full-service banking offices located in Hillsborough County and Pasco County, Florida. Our primary deposit market includes the areas surrounding our banking offices in Hillsborough County and Pasco County, Florida. Our primary lending market includes Hillsborough, Pasco and Polk Counties and the surrounding communities. We occasionally make loans secured by properties located outside of our primary lending market, usually to borrowers with whom we have an existing relationship and who have a presence within our primary market.

Hillsborough and Pasco Counties are primarily suburban and rural and contain a diverse cross section of economic sectors, with a mix of retail, agriculture, services, health care facilities and vacation and retirement communities. The Bank’s offices are located east of Tampa, Florida, and west of Lakeland, Florida. Plant City, Florida, the location of the Bank’s main office, is generally more rural than the towns of Brandon and Riverview, which are primarily suburban in nature due to their proximity to Tampa, Florida. Plant City is known for its strawberry production and annual strawberry festival. Zephyrhills is located northeast of Tampa and is primarily known for its bottled water company.

The economy of the State of Florida is slowly recovering from the effects of the recession. The median sales price of a single family home in the State of Florida declined by 4.6% in 2011, but increased by 8.6% and 15.9% in 2012 and 2013, respectively. The unemployment rate in Florida was 6.2%, with Hillsborough County reporting an unemployment rate of 5.7% and Pasco County reporting an unemployment rate of 6.7% as of December 2013. This compares to the national average of 6.7% as of

December 2013. The median household income from 2008 through 2012 in Florida was $47,309, while in Hillsborough County it was $49,450 and in Pasco County it was $43,787, as compared to the national median of $53,046.

According to the latest U.S. Census estimates, Florida had a population of 19.3 million as of the end of 2012, of which 1.3 million people resided in Hillsborough County and 470,000 resided in Pasco County. Florida’s total population increased by 2.8% from 2010 to 2012 compared to a 1.7% increase nationally. Hillsborough County’s population increased by 3.9% from 2010 to 2012, which was above the state and national averages, compared to a 1.2% increase in Pasco County, which was below the state and national averages.

Competition

We face significant competition within our market both in making loans and attracting deposits. Our market area has a high concentration of financial institutions, including large money center and regional banks, community banks and credit unions. Some of our competitors offer products and services that we currently do not offer, such as trust services and private banking. Our competition for loans and deposits comes principally from commercial banks, savings institutions, mortgage banking firms, consumer finance companies and credit unions. We face additional competition for deposits from short-term money market funds, brokerage firms, mutual funds and insurance companies.

As of June 30, 2013 (the latest date for which information is available), our deposit market share was less than 1.0% of total deposits in each of Hillsborough County and Pasco County, Florida.

Lending Activities

General. Our principal lending activity has been the origination of one- to four-family residential real estate loans, commercial real estate loans, commercial business loans and, to a lesser extent, multi-family real estate, land and construction loans and consumer loans. Our primary business has been the origination of one- to four-family residential real estate loans, the majority of which have been fixed-rate loans. At December 31, 2013, one- to four-family residential real estate loans totaled $60.0 million, comprising 52.9% of our gross loan portfolio. Historically, we have retained in our portfolio nearly all of the loans that we have originated. After considering our interest rate risk position, local market conditions, the yield on our loan portfolio and our asset quality, beginning in the fourth quarter of 2013, we changed our business strategy to focus on increasing our originations of commercial real estate and commercial business loans. We no longer intend to hold in portfolio new one- to four-family residential real estate loans. Instead, we will take and process loan applications for one- to four-family residential real estate loans, but allow third party mortgage companies to underwrite and close such loans and pay us a commission. We expect to target our commercial loan products to small business customers in our market area, and over the next two years we intend to hire additional personnel with commercial lending experience to help execute our new business strategy, subject to market conditions. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Business Strategy” for more information regarding our new strategy for lending activities.

Loan Portfolio Composition. The following table sets forth the composition of our loan portfolio by type of loan at the dates indicated. We had no loans classified as held for sale at the dates indicated.

	At December 31,
	2013		2012
	Amount	Percent	Amount	Percent
	(Dollars in thousands)
Real estate mortgage loans:
One- to four-family residential (1)	$59,976	52.89%	$64,674	55.40%
Commercial	23,900	21.08	26,487	22.69
Multi-family	3,363	2.97	2,500	2.14
Land and construction	6,514	5.74	7,361	6.30
Commercial business loans	17,358	15.31	14,194	12.16
Consumer loans	2,277	2.01	1,531	1.31

	113,388	100.00%	116,747	100.00%

Less:
Deferred loan fees	(147)		(159)
Allowance for losses	(1,718)		(2,276)
Undisbursed loan proceeds	(260)		(274)

Total loans	$111,263		$114,038

(1)	Included $811,000 and $974,000 of home equity loans as of December 31, 2013 and 2012, respectively.

Loan Portfolio Maturities and Yields. The following table summarizes the scheduled repayments of our loan portfolio at December 31, 2013. Demand loans, loans having no stated repayment schedule or maturity, and overdraft loans are reported as being due in one year or less. Maturities are based on the final contractual payment date and do not reflect the effect of prepayments and scheduled principal amortization.

December 31, 2013	One- to Four- Family Residential Real Estate	Commercial Real Estate	Multi- Family Real Estate	Land and Construction
	(In thousands)
Amounts due in:
One year or less	$221	$16	$—	$921
More than one to two years	85	270	—	644
More than two to three years	235	—	—	71
More than three to five years	934	826	—	627
More than five to ten years	4,007	5,291	—	604
More than ten to 15 years	8,359	4,444	1,645	1,229
More than 15 years	46,135	13,053	1,718	2,418

Total	$59,976	$23,900	$3,363	$6,514

December 31, 2013	Commercial Business	Consumer	Total
	(In thousands)
Amounts due in:
One year or less	$12,364	$979	$14,501
More than one to two years	546	459	2,004
More than two to three years	1,211	351	1,868
More than three to five years	2,730	475	5,592
More than five to ten years	212	13	10,127
More than ten to 15 years	—	—	15,677
More than 15 years	295	—	63,619

Total	$17,358	$2,277	$113,388

The following table sets forth our fixed and adjustable-rate loans at December 31, 2013 that are contractually due after December 31, 2014.

	Due After December 31, 2014
	Fixed	Adjustable	Total
	(In thousands)
Real estate mortgage loans:
One- to four-family residential	$45,572	$14,183	$59,755
Commercial	3,907	19,977	23,884
Multi-family	—	3,363	3,363
Land and construction	2,124	3,469	5,593
Commercial business loans	4,539	455	4,994
Consumer loans	1,298	—	1,298

Total loans	$57,440	$41,447	$98,887

One- to Four-Family Residential Real Estate Lending. The focus of our lending program historically has been the origination of one- to four-family residential real estate loans. At December 31, 2013, we had $60.0 million of loans secured by one- to four-family real estate, representing 52.9% of our total loan portfolio. In addition, at December 31, 2013, we had no residential mortgages held for sale. Our one- to four-family residential real estate loans typically have terms of 15 to 30 years. We primarily originated fixed-rate residential mortgage loans, but we also offered adjustable-rate residential mortgage loans and home equity loans. At December 31, 2013, 76.2% of the one- to four-family residential mortgage loans held in our portfolio were fixed-rate loans, and 23.8% were adjustable-rate loans. We have retained in our portfolio nearly all of the one- to four-family residential real estate loans that we have originated. At December 31, 2013, almost all of our one- to four-family residential loans were secured by properties located in our market area. We have offered on a limited basis one- to four-family residential real estate loans secured by non-owner occupied properties. Generally, we required personal guarantees from the borrowers on these properties, and did not make loans in excess of 80% loan to value on non-owner-occupied properties.

Our fixed-rate one- to four-family residential real estate loans were generally underwritten according to Freddie Mac guidelines, and we refer to loans that conform to such guidelines as “conforming loans.” Conforming loans can be sold in the secondary market if we chose to do so. We generally originated both fixed- and adjustable-rate mortgage loans in amounts up to the maximum conforming loan limits as established by the Federal Housing Finance Agency for Freddie Mac, which as of December 31, 2013 was generally $417,000 for single-family homes in our market area. We also originated jumbo loans, which were loans that exceeded the lending limit for conforming loans. Jumbo loans that we originated typically had 15 to 30 year terms and maximum loan-to-value ratios of 80%. At December 31, 2013, we had $10.0 million of jumbo loans. We did not offer FHA and VA loans.

We generally limited the loan-to-value ratios of our one- to four-family residential mortgage loans to 80% of the purchase price or appraised value of the property, whichever is less. In addition, we made one- to four-family residential mortgage loans with loan-to-value ratios between 80% and 95% of the purchase price or appraised value of the property, whichever is less, where the borrower obtained private mortgage insurance.

Our adjustable-rate one- to four-family residential real estate loans generally have fixed rates for initial terms of three years, and adjust annually thereafter at a margin. In recent years, this margin has been 275 basis points over the weekly average yield on U.S. Treasury securities adjusted to a constant maturity of one year. The maximum amount by which the interest rate may be increased or decreased is generally 2.00% per adjustment period, and the lifetime interest rate cap is generally 6.00% over the initial interest rate of the loan.

Although adjustable-rate mortgage loans may reduce our vulnerability to changes in market interest rates because they periodically re-price (as interest rates increase the required payments due from the borrower also increase, subject to rate caps), the ability of the borrower to repay the loan and the marketability of the underlying collateral may be adversely affected by higher interest rates. Upward adjustments of the contractual interest rate are limited by the maximum periodic and lifetime rate adjustments permitted by our loan documents. Moreover, the interest rates on most of our adjustable-rate loans do not adjust for up to three years after origination. As a result, the effectiveness of adjustable-rate mortgage loans in compensating for changes in general interest rates may be limited during periods of rapidly rising interest rates.

We have not offered “interest only” mortgage loans on permanent one- to four-family residential real estate loans (where the borrower pays interest for an initial period, after which the loan converts to a fully amortizing loan). We also have not offered loans that provide for negative amortization of principal, such as “Option ARM” loans, where the borrower can pay less than the interest owed on the loan, resulting in an increased principal balance during the life of the loan. We have not had a “subprime lending” program for one- to four-family residential real estate loans (i.e., loans that generally target borrowers with weakened credit histories typically characterized by payment delinquencies, previous charge-offs, judgments, bankruptcies, or borrowers with questionable repayment capacity as evidenced by low credit scores or high debt-burden ratios), or “Alt-A” loans (i.e., loans that generally target borrowers with better credit scores who borrow with alternative documentation such as little or no verification of income).

All residential mortgage loans that we originated include “due-on-sale” clauses, which give us the right to declare a loan immediately due and payable in the event that, among other things, the borrower sells or otherwise disposes of the real property subject to the mortgage, and the loan is not repaid. All borrowers were required to obtain title insurance for the benefit of Sunshine State Bank. We also required homeowner’s insurance and fire and casualty insurance and, where circumstances warranted, flood insurance on properties securing real estate loans.

As part of our new strategy to no longer retain in our portfolio new residential mortgage loans, beginning in the fourth quarter of 2013, we began to use the services of an unaffiliated mortgage banking company to close and fund one- to four-family residential mortgage loans in order to continue to provide this loan product to our customers. We have no ownership interest in this company or any common employees or directors. These loans are generally underwritten in accordance with secondary market standards. Our lending staff takes the loan applications and prepares the materials for submission to the mortgage banking company for underwriting, final processing and closing. These loans are funded by the mortgage banking company. Through our relationship with the mortgage banking company, we can assist applicants in obtaining financing, but we are not required to retain any loan in our portfolio. We receive a commission from the mortgage banking company that ranges from 2% to 3% of the loan balance for each loan that closes. We anticipate expanding this program by using the services of multiple mortgage banking companies, which may offer additional products.

Commercial Real Estate and Multi-Family Lending. Consistent with our new strategy to increase the yield on our loan portfolio and reduce our exposure to interest rate risk, we are focused on increasing our originations of commercial real estate loans, with a target loan size of up to $2.0 million, to small businesses in our market area. At December 31, 2013, we had $27.3 million in commercial real estate and multi-family loans, representing 24.1% of our total loan portfolio.

Our commercial real estate and multi-family loans generally have terms of 15 to 20 years and have adjustable interest rates. The adjustable rate loans are typically fixed for the first five years and adjust annually thereafter. Our commercial real estate and multi-family loans are generally tied to a margin above the prime rate. The maximum loan-to-value ratio of our commercial real estate loans is generally 75% (80% for multi-family) of the lower of cost or appraised value of the property securing the loan. Our commercial real estate loans are typically secured by churches, agricultural, medical, retail service, or other commercial properties. At December 31, 2013, we had $12.0 million of non-owner occupied commercial real estate or multi-family loans and $6.1 million of loans secured by churches.

At December 31, 2013, the average loan balance of our outstanding commercial real estate and multi-family loans was $325,000, and the largest of such loans was a $3.5 million loan secured by a mini-warehouse in our market area. This loan was an accruing troubled debt restructuring performing in accordance with its modified terms at December 31, 2013.

We consider a number of factors in originating commercial real estate and multi-family loans. We evaluate the qualifications and financial condition of the borrower, including project-level and global cash flows, credit history, and management expertise, as well as the value and condition of the property securing the loan. When evaluating the qualifications of the borrower, we consider the financial resources of the borrower, the borrower’s experience in owning or managing similar property and the borrower’s payment history with us and other financial institutions. In evaluating the property securing the loan, the factors we consider include the net operating income of the mortgaged property before debt service and depreciation, the ratio of the loan amount to the appraised value of the mortgaged property and the debt service coverage ratio (the ratio of net operating income to debt service). We generally require a debt service ratio of at least 1.25x. All commercial real estate and multi-family loans are appraised by outside independent appraisers approved by the board of directors. Loans for $500,000 or more are reviewed by a second independent appraiser.

Personal guarantees are generally obtained from the principals of commercial real estate and multi-family loan borrowers, although this requirement may be waived in limited circumstances depending upon the loan-to-value ratio and the debt service ratio associated with the loan. We require property and casualty insurance and flood insurance if the property is in a flood zone area. In addition, borrowers are required to obtain title insurance unless the balance of the loan is less than $35,000. In such cases, we will require an ownership and encumbrance report relating to the title of the property.

Commercial and multi-family real estate loans entail greater credit risks compared to one- to four-family residential real estate loans because they typically involve larger loan balances concentrated with single borrowers or groups of related borrowers. In addition, the payment of loans secured by income-producing properties typically depends on the successful operation of the property, as repayment of the loan generally is dependent, in large part, on sufficient income from the property to cover operating expenses and debt service. Changes in economic conditions that are not in the control of the borrower or lender could affect the value of the collateral for the loan or the future cash flow of the property. Additionally, any decline in real estate values may be more pronounced for commercial and multi-family real estate than residential properties.

Commercial Business Lending. At December 31, 2013, we had $17.4 million of commercial business loans, representing 15.3% of our total loan portfolio. Our new business strategy is to increase our originations of commercial business loans. We offer regular lines of credit and revolving lines of credit with terms of up to 12 months with a target loan size of $100,000 to $1.0 million to small businesses in our market area to finance short-term working capital needs such as accounts receivable and inventory. Our commercial lines of credit are typically adjustable-rate and are generally priced on a floating rate basis utilizing the prime rate. We generally obtain personal guarantees with respect to all commercial business lines of credit.

We typically originate commercial business loans on the basis of the borrower’s ability to make repayment from the cash flow of the borrower’s business, the experience and stability of the borrower’s management team, earnings projections and the underlying assumptions, and the value and marketability of any collateral securing the loan. As a result, the availability of funds for the repayment of commercial business loans may be substantially dependent on the success of the business itself and the general economic environment in our market area. Therefore, commercial business loans that we originate have greater credit risk than one- to four-family residential real estate loans or, generally, consumer loans. In addition, commercial business loans often result in larger outstanding balances to single borrowers, or related groups of borrowers, and also generally require substantially greater evaluation and oversight efforts.

At December 31, 2013, the average loan balance of our outstanding commercial business loans was $103,000, and the largest outstanding balance was a $1.4 million loan, which while classified as unsecured, is collateralized by land in our market area in an abundance of caution. This loan was performing in accordance with its original terms at December 31, 2013.

We believe that commercial business loans will provide growth opportunities for us, and we expect to increase this business line in the future in order to develop banking relationships with depositors and related commercial mortgage lending customers. We may hire additional commercial lenders with credit administration experience and business development and marketing skills if we are able to increase our pipeline of commercial business loan commitments. The additional capital we receive in connection with the stock offering will increase our maximum lending limits and will allow us to increase our maximum permissible loans to one borrower limit.

Land and Construction Lending. At December 31, 2013, $6.5 million, or 5.7% of our total loan portfolio, consisted of land and construction loans. Of these, $2.3 million were loans collateralized by land used for agriculture, $2.3 million were loans collateralized by raw land or land used for home construction and $1.9 million were loans secured by land for speculative or commercial use. At December 31, 2013, our largest land and construction loan was a $1.4 million loan secured by a tomato farm in Manatee County, which is adjacent to our primary market area. This loan was performing in accordance with its original terms at December 31, 2013.

We offer both fixed and adjustable rate land and construction loans, although most of these loans have fixed interest rates. These loans generally have initial terms of three to five years, amortization periods of not more than 15 years with a balloon payment generally due at the end of the initial term. The maximum loan-to-value of these loans is 75% of the lesser of the appraised value or the purchase price of the property.

Land and construction lending generally involves greater credit risk than long-term financing on improved, owner-occupied real estate. Risk of loss on a construction or land loan depends largely upon the accuracy of the initial estimate of the value of the property at completion of construction compared to the estimated cost (including interest) of construction and other assumptions. If the estimate of construction cost is inaccurate, we may be required to advance additional funds beyond the amount originally committed in order to protect the value of the property. Moreover, if the estimated value of the completed project is inaccurate, the borrower may hold a property with a value that is insufficient to assure full repayment of the construction loan upon the sale of the property. Land and construction loans also expose us to the risk that improvements will not be completed on time in accordance with specifications and projected costs. In addition, the ultimate sale or rental of the property may not occur as anticipated. Land loans pose additional risk because the property generally does not produce income and may be relatively illiquid.

Consumer Lending. To a much lesser extent, we offer a variety of consumer loans to individuals who reside or work in our market area. At December 31, 2013, our consumer loan portfolio totaled $2.3 million, or 2.0% of our total loan portfolio, and $326,000 of our consumer loans were unsecured (excluding overdraft accounts).

Consumer loans have a fixed-rate of interest for a term of up to 5 years, depending on the type of collateral and the creditworthiness of the borrower. Our consumer loans may be secured by deposits, automobiles, boats, motorcycles or recreational vehicles. Consumer loans are generally limited to 80% of the purchase price (excluding sales tax) with respect to new vehicles, and 100% of NADA retail value or cost, whichever is less, with respect to used vehicles, and loans of up to $5,000 may be unsecured depending on the creditworthiness of the borrower.

Consumer loans generally have shorter terms to maturity, which reduces our exposure to changes in interest rates. In addition, management believes that offering consumer loan products helps to expand and create stronger ties to our existing customer base by increasing the number of customer relationships and providing cross-marketing opportunities.

Consumer and other loans generally have greater risk compared to longer-term loans secured by improved, owner-occupied real estate, particularly consumer loans that are unsecured or secured by rapidly depreciable assets, such as automobiles. In these cases, any repossessed collateral for a defaulted loan may not provide an adequate source of repayment of the outstanding loan balance. As a result, consumer loan collections are primarily dependent on the borrower’s continuing financial stability and thus are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy.

Loan Originations, Participations, Purchases and Sales.

Most of our loan originations are generated by our loan personnel operating at our main office and other banking office locations. All loans we originate are underwritten pursuant to our policies and procedures. While we originate both fixed-rate and adjustable-rate loans, our ability to generate each type of loan depends upon relative borrower demand and pricing levels established by competing banks, thrifts, credit unions, and mortgage banking companies. Our volume of loan originations is influenced significantly by market interest rates, and, accordingly, the volume of our loan originations can vary from period to period.

We generally hold all of the loans we originate in our portfolio. We have not sold any loans that we have originated since 2010. Similarly, we have not purchased any loans or entered into any participations with other banks.

Loan Approval Procedures and Authority. Pursuant to applicable law, the aggregate amount of loans that we are permitted to make to any one borrower or a group of related borrowers is generally limited to 15% of Sunshine State Bank’s unimpaired capital and surplus (25% if the amount in excess of 15% is secured by “readily marketable collateral” or 30% for certain residential development loans). In addition, we have established an in-house limit that is less than the legal limits on loans to one borrower. Our in-house limit was $4.0 million at December 31, 2013, which is equal to 15% of Sunshine State Bank’s unimpaired capital and surplus. At December 31, 2013, our largest credit relationship totaled $3.8 million, consisting of loans secured by a mini-warehouse and a single family home in our market area. Our second largest relationship at December 31, 2013 was $3.4 million, consisting of loans primarily secured by multiple restaurants in our market area. At December 31, 2013, both of these loan relationships were performing in accordance with their current terms.

Our lending activities follow written, non-discriminatory underwriting standards and loan origination procedures established by the board of directors. In the approval process for residential loans, we assess the borrower’s ability to repay the loan and the value of the property securing the loan. To assess the borrower’s ability to repay, we review the borrower’s income and expenses and employment and credit history. In the case of commercial real estate loans, we also review projected income, expenses and the viability of the project being financed. We generally require appraisals of all real property securing loans. Appraisals are performed by independent licensed appraisers who are approved by our board of directors. We generally require borrowers to obtain title insurance unless the balance of the loan is less than $35,000. In such cases, we will require an ownership and encumbrance report relating to the title of the property. All real estate secured loans generally require fire and casualty insurance and, if warranted, flood insurance in amounts at least equal to the principal amount of the loan or the maximum amount available. Our loan approval policies and limits are also established by our board of directors. All loans originated by the Bank are subject to our underwriting guidelines.

Prior to the change in our strategic direction in the fourth quarter of 2013, the following limitations applied to originations of residential real estate. A loan officer approved residential loans up to $125,000. Residential mortgage loans in excess of $125,000 and up to $200,000 were approved by the Chief Executive Officer or the Head of the Loan Department. Residential mortgage loans in excess of $200,000 and up to $300,000 were approved by the Officer Loan Committee.

A loan officer may approve commercial real estate loans up to $75,000. Commercial real estate loans exceeding $75,000 and up to $125,000 must be approved by the Chief Executive Officer or the Head of the Loan Department. Commercial real estate loans exceeding $125,000 and up to $300,000 must be approved by the Officer Loan Committee. Commercial real estate loans from $300,000 to $500,000 must be approved by the Director Loan Committee. Commercial real estate loans in excess of $500,000 must be approved by the board of directors.

A loan officer may approve raw land loans up to $50,000. Raw land loans in excess of $50,000 and up to $100,000 must be approved by the Chief Executive Officer or the Head of the Loan Department. Land loans in excess of $100,000 and up to $300,000 must be approved by the Officer or Director Loan Committees. Land loans in excess of $500,000 must be approved by the board of directors.

All secured loans in excess of $300,000 and up to $500,000 must be approved by the Director Loan Committee. All secured loans in excess of $500,000 must be approved by the full board of directors.

The Bank’s loan officers may approve an unsecured loan up to $5,000. An unsecured loan in excess of $5,000 and up to $15,000 must be approved by the Chief Executive Officer or the Head of the Loan Department. An unsecured loan up to $100,000 must be approved by the Officer Loan Committee. An unsecured loan up to $150,000 must be approved by the Director Loan Committee. An unsecured loan in excess of $150,000 must be approved by the full board of directors.

The Bank’s loan officers can approve secured loans (not real estate) up to $40,000. The Chief Executive Officer and the Head of the Loan Department can approve secured loans up to $75,000. The Officer Loan Committee can approve secured loans up to $300,000, while the Director Loan Committee can approve secured loans up to $500,000. Secured loans in excess of $500,000 must be approved by the board of directors. Collateral securing non-real estate secured loans would consist of accounts receivable, inventory, crops, contracts or equipment.

Delinquencies, Non-Performing Assets and Classified Assets

Delinquency Procedures. When a residential mortgage loan or consumer loan becomes more than 15 days delinquent, Sunshine State Bank’s computer system sends an automatic notice advising the borrower of the delinquency. If the mortgage loan remains delinquent 30 days after the due date, Sunshine State Bank sends a 30-day default letter giving the borrower approximately 10 days to cure the delinquency. This letter also includes credit counseling information. If the loan still remains delinquent following the 30-day letter, an additional letter is sent at approximately 45 days from the due date giving the borrower an additional 10 days to bring the loan current. If the loan is not made current by approximately 60 days from the due date, a demand letter is sent by regular and certified mail giving the borrower 30 days to cure the delinquency or foreclosure proceedings will begin. If the borrower fails to bring the loan current within 90 days from the due date or fails to make arrangements to make the loan current over a longer period of time, the matter is referred to legal counsel and foreclosure or other collection proceedings are instituted. Beginning in 2014 under Florida law, Sunshine State Bank cannot begin foreclosure proceedings on a borrower’s principal residence until the mortgage obligation is more than 120 days delinquent.

Commercial business and commercial real estate delinquent borrowers are contacted approximately 10 days after the past due date and in writing thereafter. Due to different default provisions, collection efforts are loan specific for commercial loans in compliance with applicable Florida law.

Delinquent Loans. The following table sets forth our loan delinquencies, including non-accrual loans, by type and amount at the dates indicated.

	At December 31,
	2013			2012
	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due
	(In thousands)
Real estate mortgage loans:
One- to four-family residential	$508	$207	$1,266	$1,461	$21	$1,300
Commercial	233	—	—	—	—	—
Multi-family	—	—	—	—	—	308
Land and construction	221	27	151	337	107	—
Commercial business loans	181	272	601	249	266	936
Consumer loans	51	2	2	12	—	16

Total	$1,194	$508	$2,020	$2,059	$394	$2,560

Non-Accrual Loans. We generally cease accruing interest on our loans when contractual payments of principal or interest have become 90 days past due or management has serious doubts about further collectability of principal or interest, even though the loan is currently performing. A loan may remain on accrual status if it is in the process of collection and is either guaranteed or well secured. When a loan is placed on non-accrual status, unpaid interest credited to income is reversed. Interest received on non-accrual loans generally is applied against principal or interest and is recognized on the cash basis or cost recovery method. Generally, loans are restored to accrual status when the obligation is brought current, has performed in accordance with the contractual terms for a reasonable period of time and the ultimate collectability of the total contractual principal and interest is no longer in doubt. At December 31, 2013, we had $2.9 million in non-accrual loans (excluding non-accruing troubled debt restructurings), consisting primarily of non-accruing one- to four-family residential loans, which totaled $2.2 million at December 31, 2013.

Troubled Debt Restructurings. Loans are classified as restructured when certain modifications are made to the loan terms and concessions are granted to the borrowers due to financial difficulty experienced by those borrowers. The modification of the terms of such loans were one of the following: a reduction of the stated interest rate of the loan for some period of time, an extension of the maturity date at a stated rate of interest lower than the current market rate for new debt with similar risk, or an extension of time to make payments with the delinquent payments added to the principal of the loan. We consider modifications only after analyzing the borrower’s current repayment capacity, evaluating the strength of any guarantors based on documented current financial information, and assessing the current value of any collateral pledged. These modifications are made only when there is a reasonable and attainable workout plan that has been agreed to by the borrower and that is in our best interests. No additional loan commitments were outstanding to our troubled debt restructured borrowers at December 31, 2013.

Loans on non-accrual status at the date of modification are initially classified as non-accrual troubled debt restructurings. At December 31, 2013, we had $924,000 in non-accrual troubled debt restructurings. Our policy provides that troubled debt restructured loans are returned to accrual status after a period of satisfactory and reasonable future payment performance under the terms of the restructuring. Satisfactory payment performance is generally no less than six consecutive months of timely payments and demonstrated ability to continue to repay. At December 31, 2013, we had $4.6 million in accruing troubled debt restructurings. As of December 31, 2013, no loans that were modified as troubled debt restructurings within the previous twelve months defaulted after their restructure.

Non-Performing Loans. Non-performing loans (including non-accruing troubled debt restructurings) decreased to $3.8 million, or 3.37% of total loans, at December 31, 2013 from $5.1 million, or 4.34% of total loans, at December 31, 2012. This decrease was due primarily to a $1.0 million troubled debt restructured church loan returning to accruing status.

Non-performing one- to four-family residential real estate loans totaled $2.3 million at December 31, 2013 and consisted of 24 loans, the largest of which totaled $555,000 and is in the process of foreclosure. Non-performing commercial business loans consisted of 15 loans totaling $703,000 at December 31, 2013. Non-performing commercial real estate and multi-family loans consisted of three loans totaling $616,000, and non-performing land and construction loans consisted of seven loans totaling $214,000 at December 31, 2013.

At December 31, 2013, our three largest non-performing loan relationships were a $555,000 loan secured by a single family home, a $530,000 loan relationship secured by equipment and other business assets, and a $446,000 commercial real estate loan relationship secured by an automobile repair shop.

Other Real Estate Owned. Other real estate owned includes assets acquired through, or in lieu of, loan foreclosure and are held for sale and are initially recorded at fair value less estimated selling costs at the date of foreclosure establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of the new cost basis or fair value less estimated selling costs. Revenue and expenses from operations and changes in the valuation allowance are included in operations. For the year ended December 31, 2013, four one- to four-family residential loans totaling $634,000 were transferred to foreclosed real estate. We had $1.4 million in other real estate owned at December 31, 2013.

Non-Performing Assets. The following table sets forth the amounts and categories of our non-performing assets at the dates indicated. We had no accruing loans past due 90 days or more at December 31, 2013 or 2012.

	At December 31,
	2013	2012
	(Dollars in thousands)
Non-accrual loans:
Real estate mortgage loans:
One- to four-family residential	$2,154	$2,051
Commercial	—	—
Multi-family	—	—
Land and construction	140	82
Commercial business loans	602	867
Consumer loans	2	47

Total non-accrual loans	2,898	3,047

Non-accruing troubled debt restructured loans:
Real estate mortgage loans:
One- to four-family residential	132	—
Commercial	447	1,448
Multi-family	170	308
Land and construction	74	76
Commercial business loans	101	188
Consumer loans	—	—

Total non-accruing troubled debt restructured loans	924	2,020

Total non-performing loans	3,822	5,067

Other real estate owned:
One- to four-family	634	—
Commercial	—	202
Multi-family	—	—
Land and construction	788	788
Commercial business loans	—	—
Consumer loans	—	—

Total other real estate owned	1,422	990

Total non-performing assets	$5,244	$6,057

Total accruing troubled debt restructured loans	$4,602	$3,722

Total non-performing loans to total loans	3.37%	4.34%
Total non-performing assets to total assets	2.70%	3.12%

Interest income that would have been recorded for the year ended December 31, 2013 had non-accruing loans been current according to their original terms amounted to $232,000. We recognized $13,000 of interest income for these loans for the year ended December 31, 2013. In addition, interest income that would have been recorded for the year ended December 31, 2013 had troubled debt restructurings been current according to their original terms, amounted to $84,000. We did not recognize any interest income for these loans for the year ended December 31, 2013.

Other Loans of Concern. Other than $986,000 of loans designated by management as “special mention,” there were no other loans at December 31, 2013 that are not already disclosed where there is information about possible credit problems of borrowers that caused management to have serious doubts about the ability of the borrowers to comply with present loan repayment terms and that may result in disclosure of such loans in the future.

Classified Assets. Federal regulations provide for the classification of loans and other assets, such as debt and equity securities considered by the OCC to be of lesser quality, as “substandard,” “doubtful” or “loss.” An asset is considered “substandard” if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. “Substandard” assets include those characterized by the “distinct possibility” that the insured institution will sustain “some loss” if the deficiencies are not corrected. Assets classified as “doubtful” have all of the weaknesses inherent in those classified “substandard,” with the added characteristic that the weaknesses present make “collection or liquidation in full,” on the basis of currently existing facts, conditions, and values, “highly questionable and improbable.” Assets classified as “loss” are those considered “uncollectible” and of such little value that their continuance as assets without the establishment of a specific allowance for loan losses is not warranted. Assets that do not currently expose the insured institution to sufficient risk to warrant classification in one of the aforementioned categories but possess weaknesses are designated as “special mention” by our management. At December 31, 2013, we had $986,000 of loans designated as “special mention.”

When an insured institution classifies problem assets as either substandard or doubtful, it may establish general allowances in an amount deemed prudent by management to cover losses that were both probable and reasonable to estimate. General allowances represent allowances which have been established to cover accrued losses associated with lending activities that were both probable and reasonable to estimate, but which, unlike specific allowances, have not been allocated to particular problem assets. When an insured institution classifies problem assets as “loss,” it is required either to establish a specific allowance for losses equal to 100% of that portion of the asset so classified or to charge-off such amount. An institution’s determination as to the classification of its assets and the amount of its valuation allowances is subject to review by the regulatory authorities, which may require the establishment of additional general or specific allowances.

In connection with the filing of our periodic regulatory reports and in accordance with our classification of assets policy, we regularly review the problem loans in our portfolio to determine whether any loans require classification in accordance with applicable regulations. Loans are listed on the “watch list” initially because of emerging financial weaknesses even though the loan is currently performing as agreed, or delinquency status, or if the loan possesses weaknesses although currently performing. Management reviews the status of each loan on our watch list on a quarterly basis with the full board of directors. If a loan deteriorates in asset quality, the classification is changed to “special mention,” “substandard,” “doubtful” or “loss” depending on the circumstances and the evaluation. Generally, loans 90 days or more past due are placed on nonaccrual status and classified “substandard.”

The following table sets forth our amounts of classified assets and assets designated as special mention as of December 31, 2013 and 2012. The classified assets total at December 31, 2013 includes $3.8 million of nonperforming loans.

	At December 31,
	2013	2012
	(In thousands)
Classified assets:
Substandard	$9,190	$14,013
Doubtful	—	—
Loss	—	—

Total classified assets	$9,190	$14,013

Special mention	$986	$1,776

The decrease in classified assets was due to a $4.8 million reduction in substandard assets primarily due to a $3.4 million non-accruing commercial real estate troubled debt restructuring returning to accruing status during 2013. Substandard assets at December 31, 2013 consisted of $3.0 million in commercial real estate and $3.2 million in one- to four-family residential real estate loans that were performing loans.

Allowance for Loan Losses

Analysis and Determination of the Allowance for Loan Losses. Our allowance for loan losses is the amount considered necessary to reflect probable incurred losses in our loan portfolio. We evaluate the need to establish allowances against losses on loans on a quarterly basis. When additional allowances are necessary, a provision for loan losses is charged to earnings.

Our methodology for assessing the appropriateness of the allowance for loan losses consists of two key elements: (1) specific allowances for identified impaired loans; and (2) a general valuation allowance on the remainder of the loan portfolio. Although we determine the amount of each element of the allowance separately, the entire allowance for loan losses is available for the entire portfolio.

We identify loans that may need to be charged off as a loss by reviewing all delinquent loans, classified loans, and other loans about which management may have concerns about collectability. For individually reviewed loans, the borrower’s inability to make payments under the terms of the loan as well as the shortfall in collateral value could result in our charging off the loan or the portion of the loan that was impaired.

Among other factors, we consider current general economic conditions, including current housing price depreciation, in determining the appropriateness of the allowance for loan losses for our residential real estate portfolio. We use evidence obtained from our own loan portfolio as well as published housing data on our local markets from third party sources we believe to be reliable as a basis for assumptions about the impact of housing depreciation.

Substantially all of our loans are secured by collateral. Residential loans 180 days past due, consumer loans 120 days past due and all other loans 90 days past due and other classified loans are evaluated for impairment and general or specific allowances are established. Typically for a nonperforming real estate loan in the process of collection, the value of the underlying collateral is estimated using an independent appraisal, adjusted for current economic conditions and other factors, and related general or specific allowances for loan losses are adjusted on a quarterly basis. If a nonperforming real estate loan is in the process of foreclosure and/or there are serious doubts about further collectability of principal or interest, and there is uncertainty about the value of the underlying collateral, we will order a new independent appraisal if it has not already been obtained. Any shortfall would result in immediately charging off the portion of the loan that was impaired.

Specific Allowances for Impaired Loans. We establish a specific allowance when loans are determined to be impaired. Loss is measured by determining the present value of expected future cash flows or, for collateral-dependent loans, the fair value of the collateral less estimated selling expenses. Factors in identifying a specific impaired loan include: (1) the strength of the customer’s personal or business cash flows; (2) the availability of other sources of repayment; (3) the amount due or past due; (4) the type and value of collateral; (5) the strength of our collateral position; (6) the estimated cost to sell the collateral; (7) the borrower’s effort to cure the delinquency; and (8) for loans secured by real estate, the extent of any past due and unpaid property taxes applicable to the property serving as collateral on the mortgage.

General Valuation Allowance on the Remainder of the Loan Portfolio. We establish a general allowance for loans that are not classified as impaired to recognize the inherent losses associated with lending activities, but which, unlike specific allowances, has not been allocated to particular problem assets. This general valuation allowance is determined by losses recognized by portfolio segment and assigning specific loss rates for specific categories of loans based on our historical loss experience, delinquency trends and management’s evaluation of the collectability of the loan portfolio over the preceding eighteen quarters. The allowance may be adjusted for qualitative factors that, in management’s judgment, affect the collectability of the portfolio as of the evaluation date. These qualitative factors include the existence and effect of any concentrations of credit and changes in the level of such concentrations, changes in national, regional and local economic conditions that affect the collectability of the loan portfolio, changes in levels or trends in charge-offs and recoveries, changes in the volume and severity of past due loans, nonaccrual loans or loans classified special mention, substandard, doubtful or loss, changes in the size and composition of the loan portfolio and terms of loans, changes in lending policies and procedures, risk selection and underwriting standards, changes in the experience, ability and depth of lending management and other relevant staff, quality of loan review and the effect of other external factors, trends or uncertainties that could affect management’s estimate of probable losses, such as competition and industry conditions. The qualitative factors are re-evaluated quarterly to ensure their relevance to the entire loan portfolio.

Allowance for Loan Losses. The following table sets forth activity in our allowance for loan losses for the years indicated.

	Years Ended December 31,
	2013	2012
	(Dollars in thousands)
Allowance at beginning of year	$2,276	$3,415
Provision for loan losses	—	—
Charge offs:
Real estate mortgage loans:
One- to four-family residential	(337)	(355)
Commercial	(61)	(573)
Multi-family	(135)	—
Land and construction	(152)	—
Commercial business loans	—	(390)
Consumer loans	(2)	(1)

Total charge-offs	(687)	(1,319)

Recoveries:
Real estate mortgage loans:
One- to four-family residential	13	14
Commercial	49	36
Multi-family	14	—
Land and construction	14	32
Commercial business loans	36	96
Consumer loans	3	2

Total recoveries	129	180

Net charge-offs	(558)	(1,139)

Allowance at end of year	$1,718	$2,276

Allowance to non-performing loans	44.95%	44.92%
Allowance to total loans outstanding at the end of the year	1.52%	1.95%
Net charge-offs to average loans outstanding during the year	0.50%	0.96%

Allocation of Allowance for Loan Losses. The following table sets forth the allowance for loan losses allocated by loan category and the percent of the allowance in each category to the total allocated allowance at the dates indicated. The allowance for loan losses allocated to each category is not necessarily indicative of future losses in any particular category and does not restrict the use of the allowance to absorb losses in other categories.

	At December 31,
	2013		2012
	Allowance for Loan Losses	Percent of Allowance in Each Category to Total Allocated Allowance	Allowance for Loan Losses	Percent of Allowance in Each Category to Total Allocated Allowance
	(Dollars in thousands)
Real estate mortgage loans:
One- to four-family residential	$680	41.59%	$720	41.81%
Commercial	550	33.64	668	38.79
Land and construction	149	9.11	103	5.98
Multi-family	38	2.33	29	1.68
Commercial business loans	208	12.72	189	10.98
Consumer loans	10	0.61	13	0.76

Total allocated allowance	1,635	100.00%	1,722	100.00%

Unallocated	83		554

Total	$1,718		$2,276

At December 31, 2013, our allowance for loan losses represented 1.52% of total loans and 44.95% of non-performing loans and at December 31, 2012, our allowance for loan losses represented 1.95% of total loans and 44.92% of non-performing loans. There were $558,000 and $1.1 million in net loan charge-offs during the years ended December 31, 2013 and December 31, 2012, respectively.

Beginning in 2011, we maintained a general unallocated allowance for loan losses because of the elevated amount of loans classified as impaired or substandard in our portfolio during that time. Due to declining real estate values in 2011 as a result of the weak economic environment in our market area following the end of the recession, we believed that our real estate loan portfolio had inherent losses in our loan portfolio that could not be quantified as of December 31, 2011. The unallocated allowance for loan losses has decreased over the last three years as the economy in our market area has improved and our substandard loans has decreased. The unallocated allowance for loan losses was $1.4 million at December 31, 2011 and decreased to $554,000 at December 31, 2012 and further decreased to $83,000 at December 31, 2013. This reduction was applied by crediting the provision for loan losses during the years ended December 31, 2013 and 2012, respectively, as a result of improving economic conditions in our market area and a decrease in our substandard loans. The credit for loan losses was partially offset by added provisions for loan losses on real estate mortgage loans primarily due to charge-offs from loans classified as impaired or substandard prior to December 31, 2011. We do not expect material additions to the unallocated allowance for loan losses in future periods because economic conditions in our market area are improving.

Although we believe that we use the best information available to establish the allowance for loan losses, future adjustments to the allowance for loan losses may be necessary and results of operations could be adversely affected if circumstances differ substantially from the assumptions used in making the determinations. Because future events affecting borrowers and collateral cannot be predicted with certainty, the existing allowance for loan losses may not be adequate and management may determine that increases in the allowance are necessary if the quality of any portion of our loan portfolio deteriorates as a result. Furthermore, as an integral part of its examination process, the OCC will periodically review our allowance for loan losses. The OCC may require that we increase our allowance based on its judgments of information available to it at the time of its examination. Any material increase in the allowance for loan losses will adversely affect our financial condition and results of operations.

Investment Activities

General. Our investment policy is established by the board of directors. The objectives of the policy are to: (i) ensure adequate liquidity for loan demand and deposit fluctuations, and to allow us to alter our liquidity position to meet both day-to-day and long-term changes in assets and liabilities; (ii) maintain a balance of high quality investments to minimize risk; (iii) provide collateral for pledging requirements; and (iv) maximize return on our investments.

Our investment committee, consisting of our President and Chief Executive Officer, our Chief Financial Officer, our Senior Vice President-Lending and our Vice President and Controller, is responsible for implementing our investment policy, including approval of investment strategies and monitoring investment performance. The board of directors reviews monthly our investment portfolio.

We account for investment securities in accordance with Accounting Standards Codification Topic 320, “Investments - Debt and Equity Securities.” Accounting Standards Codification 320 requires that investments be categorized as held-to maturity, trading, or available for sale. At December 31, 2013 and 2012, all of our securities were designated as held-to-maturity.

Federally chartered savings institutions have authority to invest in various types of assets, including U.S. government-sponsored enterprise obligations, securities of various federal agencies, residential mortgage-backed securities, certain certificates of deposit of insured financial institutions, overnight and short-term loans to other banks, corporate debt instruments, debt instruments of municipalities and Fannie Mae and Freddie Mac equity securities. At December 31, 2013, our investment portfolio consisted of U.S. Treasury securities and securities and obligations issued by U.S. government agencies, U.S. government-sponsored enterprises or the Federal Home Loan Bank. At December 31, 2013, we owned $237,000 of Federal Home Loan Bank of Atlanta stock. As a member of Federal Home Loan Bank of Atlanta, we are required to purchase stock in the Federal Home Loan Bank of Atlanta. The Federal Home Loan Bank common stock is carried at cost and classified as restricted equity securities.

The following table sets forth the composition of our investment securities portfolio, all of which were held-to-maturity, at the dates indicated, excluding stock of the Federal Home Loan Bank of Atlanta.

	At December 31,
	2013		2012
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
	(In thousands)
U.S. Treasury securities	$7,125	$7,138	$17,261	$17,313
Federal Home Loan Bank obligations	18,313	18,217	16,430	16,520
U.S. government sponsored-enterprise and agency obligations	22,998	22,832	11,010	11,065

Total	$48,436	$48,187	$44,701	$44,898

The following table sets forth the amortized cost and estimated fair value of securities of issuers as of December 31, 2013, that exceeded 10% of our total equity as of that date.

	At December 31, 2013
	Amortized Cost	Estimated Fair Value
	(In thousands)
U.S. Treasury securities	$7,125	$7,138
Federal Home Loan Bank obligations	$18,313	$18,217
Freddie Mac obligations	$11,068	$11,009
Fannie Mae obligations	$9,939	$9,846

Portfolio Maturities and Yields. The composition and maturities of the investment securities portfolio at December 31, 2013, are summarized in the following table. Maturities are based on the final contractual payment dates, and do not reflect the effect of scheduled principal repayments, prepayments, or early redemptions that may occur. All of our securities at December 31, 2013, were taxable securities.

	One Year or Less		More than One Year through Five Years		More than Five Years through Ten Years		More than Ten Years		Total
	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Fair Value	Weighted Average Yield
	(Dollars in thousands)
U.S. Treasury securities	$2,030	0.32%	$5,095	0.39%	$—	—%	$—	—%	$7,125	$7,138	0.37%
Federal Home Loan Bank obligations	—	—%	18,313	0.79%	—	—%	—	—%	18,313	18,217	0.79%

U.S. government sponsored enterprise and agency obligations	—	—%	22,998	0.97%	—	—%	—	—%	22,998	22,832	0.97%

Total	$2,030	0.32%	$46,406	0.83%	$—	—%	$—	—%	$48,436	$48,187	0.81%

Sources of Funds

General. Deposits have traditionally been our primary source of funds for use in lending and investment activities. We may also use borrowings, primarily Federal Home Loan Bank of Atlanta advances, to supplement cash flow needs, as necessary. In addition, we receive funds from scheduled loan payments, loan prepayments, retained income and income on earning assets. While scheduled loan payments and income on earning assets are relatively stable sources of funds, deposit inflows and outflows can vary widely and are influenced by prevailing interest rates, market conditions and levels of competition.

Deposits. Our deposits are generated primarily from residents and businesses within our primary market area. We offer a selection of deposit accounts, including non-interest-bearing demand accounts, NOW accounts, money market accounts, savings accounts and certificates of deposit. Deposit account terms vary, with the principal differences being the minimum balance required, the amount of time the funds must remain on deposit and the interest rate. We have not in the past used, and currently do not hold, any brokered deposits. At December 31, 2013, our core deposits, which are deposits other than certificates of deposit, were $120.7 million, representing 73.2% of total deposits.

Interest rates, maturity terms, service fees and withdrawal penalties are established on a periodic basis. Deposit rates and terms are based primarily on current operating strategies and market rates, liquidity requirements, rates paid by competitors and growth goals. The flow of deposits is influenced significantly by general economic conditions, changes in interest rates and competition. The variety of deposit accounts that we offer allows us to be competitive in generating deposits and to respond with flexibility to changes in our customers’ demands. Our ability to generate deposits is impacted by the competitive market in which we operate, which includes numerous financial institutions of varying sizes offering a wide range of products. We believe that deposits are a stable source of funds, but our ability to attract and maintain deposits at favorable rates will be affected by market conditions, including competition and prevailing interest rates.

The following table sets forth the distribution of total deposits by account type for the years indicated.

	For the Year Ended December 31,
	2013			2012
	Average Balance Amount	Percent	Average Rate	Average Balance Amount	Percent	Average Rate
	(Dollars in thousands)
Non-interest-bearing	$27,447	16.37%	—%	$23,855	14.31%	—%
NOW	30,123	17.96	0.05	28,892	17.33	0.09
Money market	38,867	23.18	0.19	38,518	23.10	0.22
Savings	25,493	15.20	0.10	24,669	14.80	0.17
Certificates of deposit	45,758	27.29	0.57	50,780	30.46	0.80

Total	$167,688	100.00%	0.22%	$166,714	100.00%	0.34%

As of December 31, 2013, the aggregate amount of all our certificates of deposit in amounts greater than or equal to $100,000 was approximately $14.8 million. The following table sets forth the maturity of these certificates as of December 31, 2013.

At December 31, 2013
(In thousands)
Maturity Period:
Three months or less	$5,337
Over three through six months	2,750
Over six through twelve months	3,342
Over twelve months	3,346

Total	$14,775

Borrowings. We may obtain advances from the Federal Home Loan Bank of Atlanta upon the security of our capital stock in the Federal Home Loan Bank of Atlanta and certain of our mortgage loans. Such advances may be made pursuant to several different credit programs, each of which has its own interest rate and range of maturities. We had no borrowings outstanding as of December 31, 2013 or 2012. Other than as required by federal regulations to test our borrowing capabilities, we did not utilize any borrowings during the years ended December 31, 2013 and 2012. At December 31, 2013, based on available collateral and our ownership of FHLB stock, we had access to additional Federal Home Loan Bank advances of up to $35.6 million. We also have lines of credit at two financial institutions that would allow us to borrow up to $8.7 million and $6.0 million, respectively, at December 31, 2013. Neither credit line was drawn upon at December 31, 2013.

Properties

As of December 31, 2013, the net book value of our office properties was $2.8 million. The following table sets forth information regarding our offices. We believe that our current facilities are adequate to meet our present and foreseeable needs, other than modest and customary repair and replacement needs.

Location	Leased or Owned	Year Acquired or Leased	Net Book Value of Real Property
			(In thousands)
Main Office:
102 W. Baker St. Plant City, FL 33563	Owned	1959	$470

Other Properties:

420 W. Brandon Blvd. Brandon, FL 33511	Owned	1962	$439

7459 U.S. Hwy. 301 S. Riverview, FL 33578	Owned	1972	$357

36450 Eiland Blvd. Zephyrhills, FL 33541	Owned	2010	$1,491

2400 James L. Redman Pkwy. Plant City, FL 33566	Owned	1985	$84

Subsidiary Activities

Upon completion of the conversion, Sunshine State Bank will become the wholly-owned subsidiary of Sunshine Bancorp. Sunshine State Bank has no subsidiaries.

Legal Proceedings

We are not involved in any pending legal proceedings other than routine legal proceedings occurring in the ordinary course of business. At December 31, 2013, we were not involved in any legal proceedings the outcome of which would be material to our financial condition or results of operations.

Expense and Tax Allocation Agreements

Sunshine State Bank will enter into an agreement with Sunshine Bancorp to provide it with certain administrative support services, whereby Sunshine State Bank will be compensated at not less than the fair market value of the services provided. In addition, Sunshine State Bank and Sunshine Bancorp will enter into an agreement to establish a method for allocating and for reimbursing the payment of their consolidated tax liability.

Employees

As of December 31, 2013 we had 61 full-time equivalent employees. Our employees are not represented by any collective bargaining group. Management believes that we have a good working relationship with our employees.

REGULATION AND SUPERVISION

General

As a federal savings and loan association, Sunshine State Bank is subject to examination and regulation by the OCC, and is also subject to examination by the FDIC. The federal system of regulation and supervision establishes a comprehensive framework of activities in which Sunshine State Bank may engage and is intended primarily for the protection of depositors and the FDIC’s Deposit Insurance Fund, and not for the protection of stockholders. Under this system of federal regulation, financial institutions are periodically examined to ensure that they satisfy applicable standards with respect to their capital adequacy, assets, management, earnings, liquidity and sensitivity to market interest rates. Sunshine State Bank also is regulated to a lesser extent by the Federal Reserve Board, which governs the reserves to be maintained against deposits and other matters. Sunshine State Bank must comply with consumer protection regulations issued by the Consumer Financial Protection Bureau. Sunshine State Bank also is a member of and owns stock in the Federal Home Loan Bank of Atlanta, which is one of the twelve regional banks in the Federal Home Loan Bank System. The OCC examines Sunshine State Bank and prepares reports for the consideration of its board of directors on any operating deficiencies. Sunshine State Bank’s relationship with its depositors and borrowers also is regulated to a great extent by federal law and, to a much lesser extent, state law, especially in matters concerning the ownership of deposit accounts, the form and content of Sunshine State Bank’s loan documents and certain consumer protection matters.

As a savings and loan holding company, Sunshine Bancorp will be subject to examination and supervision by, and be required to file certain reports with, the Federal Reserve Board. Sunshine Bancorp will also be subject to the rules and regulations of the Securities and Exchange Commission under the federal securities laws.

Set forth below are certain material regulatory requirements that are applicable to Sunshine State Bank and Sunshine Bancorp. This description of statutes and regulations is not intended to be a complete description of such statutes and regulations and their effects on Sunshine State Bank and Sunshine Bancorp. Any change in these laws or regulations, whether by Congress or the applicable regulatory agencies, could have a material adverse impact on Sunshine Bancorp, Sunshine State Bank and their operations.

Dodd-Frank Act

The Dodd-Frank Act made significant changes to the regulatory structure for depository institutions and their holding companies, as well as changes that affect the lending, investments and other operations of all depository institutions. The Dodd-Frank Act required the Federal Reserve Board to set minimum capital levels for both bank holding companies and savings and loan holding companies that are as stringent as those required for the insured depository subsidiaries, and the components of Tier 1 capital for holding companies were restricted to capital instruments that were then currently considered to be Tier 1 capital for insured depository institutions. The legislation also established a floor for capital of insured depository institutions that cannot be lower than the standards in effect upon passage, and directed the federal banking regulators to implement new leverage and capital requirements that take into account off-balance sheet activities and other risks, including risks relating to securitized products and derivatives.

The Dodd-Frank Act created a new Consumer Financial Protection Bureau with broad powers to supervise and enforce consumer protection laws. The Consumer Financial Protection Bureau has broad rule-making authority for a wide range of consumer protection laws that apply to all banks and savings institutions such as Sunshine State Bank, including the authority to prohibit “unfair, deceptive or abusive” acts and practices. The Consumer Financial Protection Bureau has examination and enforcement authority over all banks and savings institutions with more than $10 billion in assets. Banks and savings institutions with $10 billion or less in assets are still examined for compliance by their applicable bank regulators. The new legislation also weakened the federal preemption available for national banks and federal savings associations, and gave state attorneys general the ability to enforce applicable federal consumer protection laws.

The Dodd-Frank Act broadened the base for FDIC insurance assessments. Assessments are now based on the average consolidated total assets less tangible equity capital of a financial institution, rather than on total deposits. The legislation also permanently increased the maximum amount of deposit insurance for banks, savings institutions and credit unions to $250,000 per depositor. The Dodd-Frank Act increased stockholder influence over boards of directors by requiring companies to give stockholders a non-binding vote on executive compensation and so-called “golden parachute” payments. The legislation also directs the Federal Reserve Board to promulgate rules prohibiting excessive compensation paid to bank holding company executives, regardless of whether the company is publicly traded or not. Further, the legislation requires that originators of securitized loans retain a percentage of the risk for transferred loans, directs the Federal Reserve Board to regulate pricing of certain debit card interchange fees and contains a number of reforms related to mortgage originations.

Many provisions of the Dodd-Frank Act involve delayed effective dates and/or require implementing regulations or have not been issued in final form. Their impact on our operations cannot yet fully be assessed. However, it is likely that the Dodd-Frank Act will result in an increased regulatory burden and compliance, operating and interest expense for Sunshine State Bank and Sunshine Bancorp.

Federal Banking Regulation

Business Activities. A federal savings and loan association derives its lending and investment powers from the Home Owners’ Loan Act, as amended, and applicable federal regulations. Under these laws and regulations, Sunshine State Bank may invest in mortgage loans secured by residential and commercial real estate, commercial business and consumer loans, certain types of debt securities and certain other assets, subject to applicable limits. The Dodd-Frank Act authorized, for the first time, the payment of interest on commercial checking accounts, effective July 21, 2011. Sunshine State Bank may also establish subsidiaries that may engage in certain activities not otherwise permissible for Sunshine State Bank, including real estate investment and securities and insurance brokerage.

Capital Requirements. Federal regulations require savings and loan associations to meet three minimum capital standards: a 1.5% tangible capital ratio, a 4% core capital to assets leverage ratio (3% for savings and loan associations receiving the highest rating on the CAMELS rating system), and an 8% risk-based capital ratio.

The risk-based capital standard for savings and loan associations requires the maintenance of Tier 1 (core) and total capital (which is defined as core capital and supplementary capital) to risk-weighted assets of at least 4% and 8%, respectively. In determining the amount of risk-weighted assets, all assets, including certain off-balance sheet assets, are multiplied by a risk-weight factor of 0% to 200%, assigned by the regulations, based on the risks believed inherent in the type of asset. Core capital is defined as common stockholders’ equity (including retained income), certain noncumulative perpetual preferred stock and related surplus and minority interests in equity accounts of consolidated subsidiaries, less intangibles other than certain mortgage servicing rights and credit card relationships. The components of supplementary capital include cumulative preferred stock, long-term perpetual preferred stock, mandatory convertible securities, subordinated debt and intermediate preferred stock, the allowance for loan and lease losses limited to a maximum of 1.25% of risk-weighted assets and up to 45% of net unrealized gains on available-for-sale equity securities with readily determinable fair market values. Overall, the amount of supplementary capital included as part of total capital cannot exceed 100% of core capital. Additionally, a savings and loan association that retains credit risk in connection with an asset sale is required to maintain additional regulatory capital because of the purchaser’s recourse against the savings and loan association. In assessing an institution’s capital adequacy, the OCC takes into consideration not only these numeric factors, but qualitative factors as well and has the authority to establish higher capital requirements for individual associations where necessary.

At December 31, 2013, Sunshine State Bank’s capital exceeded all applicable requirements. See “Historical and Pro Forma Regulatory Capital Compliance.”

New Capital Rule. On July 9, 2013, the OCC and the other federal bank regulatory agencies issued a final rule that will revise their risk-based capital requirements and the method for calculating risk-weighted assets to make them consistent with agreements that were reached by the Basel Committee on Banking Supervision and certain provisions of the Dodd-Frank Act. The final rule applies to all depository institutions, top-tier bank holding companies with total consolidated assets of $500 million or more and top-tier savings and loan holding companies.

The rule establishes a new common equity Tier 1 minimum capital requirement (4.5% of risk-weighted assets), increases the minimum Tier 1 capital to risk-based assets requirement (from 4.0% to 6.0% of risk-weighted assets) and assigns a higher risk weight (150%) to exposures that are more than 90 days past due or are on nonaccrual status and to certain commercial real estate facilities that finance the acquisition, development or construction of real property.

The rule also includes changes in what constitutes regulatory capital, some of which are subject to a two-year transition period. These changes include the phasing-out of certain instruments as qualifying capital. In addition, Tier 2 capital is no longer limited to the amount of Tier 1 capital included in total capital. Mortgage servicing rights, certain deferred tax assets and investments in unconsolidated subsidiaries over designated percentages of common stock will be required to be deducted from capital, subject to a two-year transition period. Finally, Tier 1 capital will include accumulated other comprehensive income (which includes all unrealized gains and losses on available for sale debt and equity securities), subject to a two-year transition period. Sunshine State Bank has the one-time option in the first quarter of 2015 to permanently opt out of the inclusion of accumulated other comprehensive income in its capital calculation. Sunshine State Bank is considering whether to opt out in order to reduce the impact of market volatility on its regulatory capital levels.

The new capital requirements also include changes in the risk-weights of assets to better reflect credit risk and other risk exposures. These include a 150% risk weight (up from 100%) for certain high volatility commercial real estate acquisition, development and construction loans and non-residential mortgage loans that are 90 day past due or otherwise on non-accrual status; a 20% (up from 0%) credit conversion factor for the unused portion of a commitment with an original maturity of one year or less that is not unconditionally cancellable; a 250% risk weight (up from 100%) for mortgage servicing and deferred tax assets that are not deducted from capital; and increased risk-weights (from 0% to up to 600%) for equity exposures.

Finally, the rule limits capital distributions and certain discretionary bonus payments if the banking organization does not hold a “capital conservation buffer” consisting of 2.5% of common equity Tier 1 capital to risk-weighted assets in addition to the amount necessary to meet its minimum risk-based capital requirements.

The final rule becomes effective for Sunshine State Bank on January 1, 2015. The capital conservation buffer requirement will be phased in beginning January 1, 2016 at 0.625% of risk-weighted assets increasing each year until fill implemented at 2.5% on January 1, 2019.

Loans-to-One Borrower. Generally, a federal savings and loan association may not make a loan or extend credit to a single or related group of borrowers in excess of 15% of unimpaired capital and surplus. An additional amount may be loaned, equal to 10% of unimpaired capital and surplus, if the loan is secured by readily marketable collateral, which generally does not include real estate. As of December 31, 2013, Sunshine State Bank was in compliance with the loans-to-one borrower limitations.

Qualified Thrift Lender Test. As a federal savings and loan association, Sunshine State Bank must satisfy the qualified thrift lender, or “QTL,” test. Under the QTL test, Sunshine State Bank must maintain at least 65% of its “portfolio assets” in “qualified thrift investments” (primarily residential mortgages and related investments, including mortgage-backed securities) in at least nine months of the most recent 12-month period. “Portfolio assets” generally means total assets of a savings and loan association, less the sum of specified liquid assets up to 20% of total assets, goodwill and other intangible assets, and the value of property used in the conduct of the savings and loan association’s business. A federal savings and loan association that fails the qualified thrift lender test must operate under specified restrictions set forth in the Home Owners’ Loan Act. The Dodd-Frank Act made noncompliance with the QTL test subject to enforcement action for a violation of law.

Alternatively, Sunshine State Bank may satisfy the QTL test by qualifying as a “domestic building and loan association,” or “DBLA” as defined in the Internal Revenue Code of 1986, as amended. As of December 31, 2013, Sunshine State Bank qualified as a domestic building and loan association. Under the “DBLA” test, Sunshine State Bank must maintain at least 60% of its “portfolio assets” in “qualified assets,” similar to the QTL test. At December 31, 2013, Sunshine State Bank maintained 68.4% of its portfolio assets in qualified assets and, therefore, satisfied the DBLA test.

Capital Distributions. Federal regulations govern capital distributions by a federal savings and loan association, which include cash dividends, stock repurchases and other transactions charged to the savings and loan association’s capital account. A federal savings and loan association must file an application for approval of a capital distribution if:

•	the total capital distributions for the applicable calendar year exceed the sum of the savings and loan association’s net income for that year to date plus the savings and loan association’s retained net income for the preceding two years;

•	the savings and loan association would not be at least adequately capitalized following the distribution;

•	the distribution would violate any applicable statute, regulation, agreement or regulatory condition; or

•	the savings and loan association is not eligible for expedited treatment of its filings.

Even if an application is not otherwise required, every savings and loan association that is a subsidiary of a savings and loan holding company, such as Sunshine State Bank, must still file a notice with the Federal Reserve Board at least 30 days before the board of directors declares a dividend or approves a capital distribution.

A notice or application related to a capital distribution may be disapproved if:

•	the federal savings and loan association would be undercapitalized following the distribution;

•	the proposed capital distribution raises safety and soundness concerns; or

•	the capital distribution would violate a prohibition contained in any statute, regulation or agreement.

In addition, the Federal Deposit Insurance Act provides that an insured depository institution may not make any capital distribution if, after making such distribution, the institution would fail to meet any applicable regulatory capital requirement. A federal savings and loan association also may not make a capital distribution that would reduce its regulatory capital below the amount required for the liquidation account established in connection with its conversion to stock form. In addition, beginning in 2016, Sunshine State Bank’s ability to pay dividends will be limited if Sunshine State Bank does not have the capital conservation buffer required by the new capital rules, which may limit the ability of Sunshine Bancorp to pay dividends to its stockholders. See “—New Capital Rule.”

Community Reinvestment Act and Fair Lending Laws. All federal savings and loan associations have a responsibility under the Community Reinvestment Act and related regulations to help meet the credit needs of their communities, including low- and moderate-income borrowers. In connection with its examination of a federal savings and loan association, the OCC is required to assess the federal savings and loan association’s record of compliance with the Community Reinvestment Act. A savings and loan association’s failure to comply with the provisions of the Community Reinvestment Act could, at a minimum, result in denial of certain corporate applications such as branches or mergers, or in restrictions on its activities. In addition, the Equal Credit Opportunity Act and the Fair Housing Act prohibit lenders from discriminating in their lending practices on the basis of characteristics specified in those statutes. The failure to comply with the Equal Credit Opportunity Act and the Fair Housing Act could result in enforcement actions by the OCC, as well as other federal regulatory agencies and the Department of Justice.

The Community Reinvestment Act requires all institutions insured by the FDIC to publicly disclose their rating. Sunshine State Bank received a “satisfactory” Community Reinvestment Act rating in its most recent federal examination.

Transactions with Related Parties. A federal savings and loan association’s authority to engage in transactions with its affiliates is limited by Sections 23A and 23B of the Federal Reserve Act and federal regulation. An affiliate is generally a company that controls, or is under common control with an insured depository institution, such as Sunshine State Bank. Sunshine Bancorp will be an affiliate of Sunshine State Bank because of its control of Sunshine State Bank. In general, transactions between an insured depository institution and its affiliates are subject to certain quantitative limits and collateral requirements. In addition, federal regulations prohibit a savings and loan association from lending to any of its affiliates that are engaged in activities that are not permissible for bank holding companies and from purchasing the securities of any affiliate, other than a subsidiary. Finally, transactions with affiliates must be consistent with safe and sound banking practices, not involve the purchase of low-quality assets and be on terms that are as favorable to the institution as comparable transactions with non-affiliates. Federal regulations require savings and loan associations to maintain detailed records of all transactions with affiliates.

Sunshine State Bank’s authority to extend credit to its directors, executive officers and 10% stockholders, as well as to entities controlled by such persons, is currently governed by the requirements of Sections 22(g) and 22(h) of the Federal Reserve Act and Regulation O of the Federal Reserve Board. Among other things, these provisions generally require that extensions of credit to insiders:

•	be made on terms that are substantially the same as, and follow credit underwriting procedures that are not less stringent than, those prevailing for comparable transactions with unaffiliated persons and that do not involve more than the normal risk of repayment or present other unfavorable features; and

•	not exceed certain limitations on the amount of credit extended to such persons, individually and in the aggregate, which limits are based, in part, on the amount of Sunshine State Bank’s capital.

In addition, extensions of credit in excess of certain limits must be approved by Sunshine State Bank’s loan committee or board of directors. Extensions of credit to executive officers are subject to additional limits based on the type of extension involved.

Enforcement. The OCC has primary enforcement responsibility over federal savings and loan associations and has authority to bring enforcement action against all “institution-affiliated parties,” including directors, officers, stockholders, attorneys, appraisers and accountants who knowingly or recklessly participate in wrongful action likely to have an adverse effect on a federal savings and loan association. Formal enforcement action by the OCC may range from the issuance of a capital directive or cease and desist order to removal of officers and/or directors of the institution and the appointment of a receiver or conservator. Civil penalties cover a wide range of violations and actions, and range up to $25,000 per day, unless a finding of reckless disregard is made, in which case penalties may be as high as $1 million per day. The FDIC also has the authority to terminate deposit insurance or recommend to the OCC that enforcement action be taken with respect to a particular savings and loan association. If such action is not taken, the FDIC has authority to take the action under specified circumstances.

Standards for Safety and Soundness. Federal law requires each federal banking agency to prescribe certain standards for all insured depository institutions. These standards relate to, among other things, internal controls, information systems and audit systems, loan documentation, credit underwriting, interest rate risk exposure, asset growth, compensation and other operational and managerial standards as the agency deems appropriate. Interagency guidelines set forth the safety and soundness standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired. If the appropriate federal banking agency determines that an institution fails to meet any standard prescribed by the guidelines, the agency may require the institution to submit to the agency an acceptable plan to achieve compliance with the standard. If an institution fails to meet these standards, the appropriate federal banking agency may require the institution to implement an acceptable compliance plan. Failure to implement such a plan can result in further enforcement action, including the issuance of a cease and desist order or the imposition of civil money penalties.

Prompt Corrective Action Regulations. The OCC is required by law to take supervisory actions against undercapitalized savings institutions under its jurisdiction, the severity of which depends upon the institution’s level of capital.

Current OCC prompt corrective action regulations state that to be adequately capitalized, Sunshine State Bank must have a Tier 1 leverage ratio of at least 4.0%, a Tier 1 risk-based capital ratio of at least 4.0%, and a total risk-based capital ratio of at least 8.0%. To be well-capitalized, Sunshine State Bank must have a Tier 1 leverage ratio of at least 5.0%, a Tier 1 risk-based capital ratio of at least 6.0%, and a total risk-based capital ratio of at least 10.0%. A savings and loan association that has total risk-based capital of less than 8.0% or a leverage ratio or a Tier 1 risk-based capital ratio that generally is less than 4.0% is considered to be undercapitalized. A savings and loan association that has total risk-based capital less than 6.0%, a Tier 1 core risk-based capital ratio of less than 3.0% or a leverage ratio that is less than 3.0% is considered to be “significantly undercapitalized.” A savings institution that has a tangible capital to assets ratio equal to or less than 2% is deemed to be “critically undercapitalized.”

Generally, the OCC is required to appoint a receiver or conservator for a savings and loan association that is “critically undercapitalized” within specific time frames. The regulations also provide that a capital restoration plan must be filed with the OCC within 45 days of the date that a federal savings and loan association is deemed to have received notice that it is “undercapitalized,” “significantly undercapitalized” or “critically undercapitalized.” Any holding company of a federal savings and loan association that is required to submit a capital restoration plan must guarantee performance under the plan in an amount of up to the lesser of 5% of the savings and loan association’s assets at the time it was deemed to be undercapitalized by the OCC or the amount necessary to restore the savings and loan association to adequately capitalized status. This guarantee remains in place until the OCC notifies the savings and loan association that it has maintained adequately capitalized status for each of four consecutive calendar quarters. Institutions that are undercapitalized become subject to certain mandatory measures such as a restrictions on capital distributions and asset growth. The OCC may also take any one of a number of discretionary supervisory actions against undercapitalized federal savings and loan associations, including the issuance of a capital directive and the replacement of senior executive officers and directors.

At December 31, 2013, Sunshine State Bank met the criteria for being considered “well capitalized.”

In addition, the final capital rule adopted in July 2013 revises the prompt corrective action categories to incorporate the revised minimum capital requirements of that rule when it becomes effective. The OCC’s prompt corrective action standards will change when these new capital ratios become effective. Under the new standards, in order to be considered well-capitalized, Sunshine State Bank would have to have a common equity Tier 1 ratio of 6.5% (new), a Tier 1 risk-based capital ratio of 8.0% (increased from 6.0%), a total risk-based capital ratio of 10.0% (unchanged), and a Tier 1 leverage ratio of 5.0% (unchanged).

Insurance of Deposit Accounts. The Deposit Insurance Fund of the FDIC insures deposits at FDIC-insured financial institutions such as Sunshine State Bank. Deposit accounts in Sunshine State Bank are insured by the FDIC generally up to a maximum of $250,000 per separately insured depositor and up to a maximum of $250,000 for self-directed retirement accounts. The FDIC charges insured depository institutions premiums to maintain the Deposit Insurance Fund.

Under the FDIC’s risk-based assessment system, insured institutions are assigned to one of four risk categories based on supervisory evaluations, regulatory capital levels and certain other risk factors. Rates are based on each institution’s risk category and certain specified risk adjustments. Stronger institutions pay lower rates while riskier institutions pay higher rates.

In February 2011, the FDIC published a final rule under the Dodd-Frank Act to reform the deposit insurance assessment system. The rule redefined the assessment base used for calculating deposit insurance assessments effective April 1, 2011. Under the rule, assessments are based on an institution’s average consolidated total assets minus average tangible equity instead of total deposits. The final rule revised the assessment rate schedule to establish assessments ranging from 2.5 to 45 basis points.

In addition to the FDIC assessments, the Financing Corporation (“FICO”) is authorized to impose and collect, with the approval of the FDIC, assessments for anticipated payments, issuance costs and custodial fees on bonds issued by the FICO in the 1980s to recapitalize the former Federal Savings and Loan Insurance Corporation. The bonds issued by the FICO are due to mature in 2017 through 2019. For the quarter ended December 31, 2013, the annualized FICO assessment was equal to 0.64 basis points of total assets less tangible capital.

The FDIC has authority to increase insurance assessments. Any significant increases would have an adverse effect on the operating expenses and results of operations of Sunshine State Bank. Management cannot predict what assessment rates will be in the future.

Insurance of deposits may be terminated by the FDIC upon a finding that an institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC. We do not currently know of any practice, condition or violation that may lead to termination of our deposit insurance.

Prohibitions Against Tying Arrangements. Federal savings and loan associations are prohibited, subject to some exceptions, from extending credit to or offering any other service, or fixing or varying the consideration for such extension of credit or service, on the condition that the customer obtain some additional service from the institution or its affiliates or not obtain services of a competitor of the institution.

Federal Home Loan Bank System. Sunshine State Bank is a member of the Federal Home Loan Bank System, which consists of 12 regional Federal Home Loan Banks. The Federal Home Loan Bank System provides a central credit facility primarily for member institutions as well as other entities involved in home mortgage lending. As a member of the Federal Home Loan Bank of Atlanta, Sunshine State Bank is required to acquire and hold shares of capital stock in the Federal Home Loan Bank. As of December 31, 2013, Sunshine State Bank was in compliance with this requirement. While Sunshine State Bank’s ability to borrow from the Federal Home Loan Bank of Atlanta provides an additional source of liquidity, Sunshine State Bank has historically not used advances from the Federal Home Loan Bank to fund its operations.

Other Regulations

Interest and other charges collected or contracted for by Sunshine State Bank are subject to state usury laws and federal laws concerning interest rates. Sunshine State Bank’s operations are also subject to federal laws applicable to credit transactions, such as the:

•	Truth-In-Lending Act, governing disclosures of credit terms to consumer borrowers;

•	Real Estate Settlement Procedures Act, requiring that borrowers for mortgage loans for one- to four-family residential real estate receive various disclosures, including good faith estimates of settlement costs, lender servicing and escrow account practices, and prohibiting certain practices that increase the cost of settlement services;

•	Home Mortgage Disclosure Act, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;

•	Equal Credit Opportunity Act, prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit;

•	Fair Credit Reporting Act, governing the use and provision of information to credit reporting agencies;

•	Fair Debt Collection Act, governing the manner in which consumer debts may be collected by collection agencies;

•	Truth in Savings Act; and

•	rules and regulations of the various federal agencies charged with the responsibility of implementing such federal laws.

In addition, the Consumer Financial Protection Bureau issues regulations and standards under these federal consumer protection laws that affect our consumer businesses. These include regulations setting “ability to repay” and “qualified mortgage” standards for residential mortgage loans and mortgage loan servicing and originator compensation standards. Sunshine State Bank is evaluating recent regulations and proposals, and devotes significant compliance, legal and operational resources to compliance with consumer protection regulations and standards.

The operations of Sunshine State Bank also are subject to the:

•	Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records;

•	Electronic Funds Transfer Act and Regulation E promulgated thereunder, which govern automatic deposits to and withdrawals from deposit accounts and customers’ rights and liabilities arising from the use of automated teller machines and other electronic banking services;

•	Check Clearing for the 21st Century Act (also known as “Check 21”), which gives “substitute checks,” such as digital check images and copies made from that image, the same legal standing as the original paper check;

•	The USA PATRIOT Act, which requires savings and loan associations to, among other things, establish broadened anti-money laundering compliance programs, and due diligence policies and controls to ensure the detection and reporting of money laundering. Such required compliance programs are intended to supplement existing compliance requirements that also apply to financial institutions under the Bank Secrecy Act and the Office of Foreign Assets Control regulations; and

•	The Gramm-Leach-Bliley Act, which places limitations on the sharing of consumer financial information by financial institutions with unaffiliated third parties. Specifically, the Gramm-Leach-Bliley Act requires all financial institutions offering financial products or services to retail customers to provide such customers with the financial institution’s privacy policy and provide such customers the opportunity to “opt out” of the sharing of certain personal financial information with unaffiliated third parties.

Holding Company Regulation

General. Sunshine Bancorp will be a savings and loan holding company within the meaning of HOLA. As such, Sunshine Bancorp will be registered with the Federal Reserve Board and be subject to regulations, examinations, supervision and reporting requirements applicable to savings and loan holding companies. In addition, the Federal Reserve Board has enforcement authority over Sunshine Bancorp and its non-savings institution subsidiaries. Among other things, this authority permits the Federal Reserve Board to restrict or prohibit activities that are determined to be a serious risk to the subsidiary savings institution.

Permissible Activities. Under present law, the business activities of Sunshine Bancorp are generally limited to those activities permissible for financial holding companies under Section 4(k) of the Bank Holding Company Act of 1956, as amended, provided certain conditions are met, or for multiple savings and loan holding companies. A financial holding company may engage in activities that are financial in nature, including underwriting equity securities and insurance as well as activities that are incidental to financial activities or complementary to a financial activity. A multiple savings and loan holding company is generally limited to activities permissible for bank holding companies under Section 4(c)(8) of the Bank Holding Company Act, subject to regulatory approval, and certain additional activities authorized by federal regulations.

Federal law prohibits a savings and loan holding company, including Sunshine Bancorp, directly or indirectly, or through one or more subsidiaries, from acquiring more than 5% of another savings institution or holding company thereof, without prior regulatory approval. It also prohibits the acquisition or retention of, with certain exceptions, more than 5% of a nonsubsidiary company engaged in activities that are not closely related to banking or financial in nature, or acquiring or retaining control of an institution that is not federally insured. In evaluating applications by holding companies to acquire savings institutions, the Federal Reserve Board must consider the financial and managerial resources, future prospects of the company and institution involved, the effect of the acquisition on the risk to the federal deposit insurance fund, the convenience and needs of the community and competitive factors.

The Federal Reserve Board is prohibited from approving any acquisition that would result in a multiple savings and loan holding company controlling savings institutions in more than one state, subject to two exceptions:

•	the approval of interstate supervisory acquisitions by savings and loan holding companies; and

•	the acquisition of a savings institution in another state if the laws of the state of the target savings institution specifically permit such acquisition.

The states vary in the extent to which they permit interstate savings and loan holding company acquisitions.

Capital. Savings and loan holding companies historically have not been subject to consolidated regulatory capital requirements. The Dodd-Frank Act, however, requires the Federal Reserve Board to establish for all depository institution holding companies minimum consolidated capital requirements that are as stringent as those required for the insured depository subsidiaries. Under regulations recently enacted by the Federal Reserve Board, Sunshine Bancorp will be subject to regulatory capital requirements that generally are the same as the new capital requirements for Sunshine State Bank. These new capital requirements include provisions that might limit the ability of Sunshine Bancorp to pay dividends to its stockholders or repurchase its shares. See “—Federal Banking Regulation—New Capital Rule.”

Source of Strength. The Dodd-Frank Act extended the “source of strength” doctrine to savings and loan holding companies. The Federal Reserve Board has issued regulations requiring that all savings and loan holding companies serve as a source of managerial and financial strength to their subsidiary savings and loan associations by providing capital, liquidity and other support in times of financial stress.

Dividends. The Federal Reserve Board has issued a policy statement regarding the payment of dividends and the repurchase of shares of common stock by bank holding companies and savings and loan holding companies. In general, the policy provides that dividends should be paid only out of current earnings and only if the prospective rate of earnings retention by the holding company appears consistent with the organization’s capital needs, asset quality and overall financial condition. Regulatory guidance provides for prior regulatory consultation with respect to capital distributions in certain circumstances such as where the company’s net income for the past four quarters, net of dividends previously paid over that period, is insufficient to fully fund the dividend or the company’s overall rate or earnings retention is inconsistent with the company’s capital needs and overall financial condition. The ability of a savings and loan holding company to pay dividends may be restricted if a subsidiary savings and loan association becomes undercapitalized. The policy statement also states that a savings and loan holding company should inform the Federal Reserve Board supervisory staff prior to redeeming or repurchasing common stock or perpetual preferred stock if the savings and loan holding company is experiencing financial weaknesses or if the repurchase or redemption would result in a net reduction, as of the end of a quarter, in the amount of such equity instruments outstanding compared with the beginning of the quarter in which the redemption or repurchase occurred. These regulatory policies may affect the ability of Sunshine Bancorp to pay dividends, repurchase shares of common stock or otherwise engage in capital distributions.

Acquisition. Under the Federal Change in Bank Control Act, a notice must be submitted to the Federal Reserve Board if any person (including a company), or group acting in concert, seeks to acquire direct or indirect “control” of a savings and loan holding company. Under certain circumstances, a change of control may occur, and prior notice is required, upon the acquisition of 10% or more of the company’s outstanding voting stock, unless the Federal Reserve Board has found that the acquisition will not result in control of the company. A change in control definitively occurs upon the acquisition of 25% or more of the company’s outstanding voting stock. Under the Change in Bank Control Act, the Federal Reserve Board generally has 60 days from the filing of a complete notice to act, taking into consideration certain factors, including the financial and managerial resources of the acquirer and the competitive effects of the acquisition.

Federal Securities Laws

Sunshine Bancorp’s common stock will be registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended. Sunshine Bancorp will be subject to the information, proxy solicitation, insider trading restrictions and other requirements under the Securities Exchange Act of 1934.

The registration under the Securities Act of 1933 of shares of common stock to be issued in the stock offering does not cover the resale of those shares. Shares of common stock purchased by persons who are not our affiliates may be resold without registration. Shares purchased by our affiliates will be subject to the resale restrictions of Rule 144 under the Securities Act of 1933. If we meet the current public information requirements of Rule 144 under the Securities Act of 1933, each affiliate of ours that complies with the other conditions of Rule 144, including those that require the affiliate’s sale to be aggregated with those of other persons, would be able to sell in the public market, without registration, a number of shares not to exceed, in any three-month period, the greater of 1% of our outstanding shares, or the average weekly volume of trading in the shares during the preceding four calendar weeks. In the future, we may permit affiliates to have their shares registered for sale under the Securities Act of 1933.

Emerging Growth Company Status

The JOBS Act which was enacted in April 2012 has made numerous changes to the federal securities laws to facilitate access to capital markets. Under the JOBS Act, a company with total annual gross revenues of less than $1.0 billion during its most recently completed fiscal year qualifies as an “emerging growth company.” Sunshine Bancorp qualifies as an emerging growth company under the JOBS Act.

An “emerging growth company” may choose not to hold stockholder votes to approve annual executive compensation (more frequently referred to as “say-on-pay” votes) or executive compensation payable in connection with a merger (more frequently referred to as “say-on-golden parachute” votes). An emerging growth company also is not subject to the requirement that its auditors attest to the effectiveness of the company’s internal control over financial reporting, and can provide scaled disclosure regarding executive compensation; however, Sunshine Bancorp will also not be subject to the auditor attestation requirement or additional executive compensation disclosure so long as it remains a “smaller reporting company” under Securities and Exchange Commission regulations (generally less than $75 million of voting and non-voting equity held by non-affiliates). Finally, an emerging growth company may elect to comply with new or amended accounting pronouncements in the same manner as a private company, but must make such election when the company is first required to file a registration statement. Such an election is irrevocable during the period a company is an emerging growth company. Sunshine Bancorp has elected to comply with new or amended accounting pronouncements in the same manner as a private company.

A company loses emerging growth company status on the earlier of: (i) the last day of the fiscal year of the company during which it had total annual gross revenues of $1.0 billion or more; (ii) the last day of the fiscal year of the issuer following the fifth anniversary of the date of the first sale of common equity securities of the company pursuant to an effective registration statement under the Securities Act of 1933; (iii) the date on which such company has, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; or (iv) the date on which such company is deemed to be a “large accelerated filer” under Securities and Exchange Commission regulations (generally, at least $700 million of voting and non-voting equity held by non-affiliates).

Sarbanes-Oxley Act of 2002

The Sarbanes-Oxley Act addresses, among other issues, corporate governance, auditing and accounting, executive compensation, and enhanced and timely disclosure of corporate information. As directed by the Sarbanes-Oxley Act, our Chief Executive Officer and Chief Financial Officer will be required to certify that our quarterly and annual reports do not contain any untrue statement of a material fact. The rules adopted by the Securities and Exchange Commission under the Sarbanes-Oxley Act have several requirements, including having these officers certify that: (i) they are responsible for establishing, maintaining and regularly evaluating the effectiveness of our internal control over financial reporting; (ii) they have made certain disclosures to our auditors and the audit committee of the board of directors about our internal control over financial reporting; and (iii) they have included information in our quarterly and annual reports about their evaluation and whether there have been changes in our internal control over financial reporting or in other factors that could materially affect internal control over financial reporting. We will be subject to further reporting and audit requirements beginning with the year ending December 31, 2015 under the requirements of the Sarbanes-Oxley Act. We will prepare policies, procedures and systems designed to ensure compliance with these regulations.

TAXATION

Federal Taxation

General. Sunshine Bancorp and Sunshine State Bank are subject to federal income taxation in the same general manner as other corporations, with some exceptions discussed below. The following discussion of federal taxation is intended only to summarize material federal income tax matters and is not a comprehensive description of the tax rules applicable to Sunshine Bancorp and Sunshine State Bank.

Method of Accounting. For federal income tax purposes, Sunshine State Bank currently reports its income and expenses on the accrual method of accounting and uses a tax year ending December 31st for filing its federal income tax returns.

Minimum Tax. The Internal Revenue Code of 1986, as amended, imposes an alternative minimum tax at a rate of 20% on a base of regular taxable income plus certain tax preferences, less an exemption amount, referred to as “alternative minimum taxable income.” The alternative minimum tax is payable to the extent tax computed this way exceeds tax computed by applying the regular tax rates to regular taxable income. Net operating losses can, in general, offset no more than 90% of alternative minimum taxable income. Certain payments of alternative minimum tax may be used as credits against regular tax liabilities in future years. At December 31, 2013, Sunshine State Bank had approximately $165,000 in alternative minimum tax credit carryforwards.

Net Operating Loss Carryovers. Generally, a financial institution may carry back net operating losses to the preceding two taxable years and forward to the succeeding 20 taxable years. At December 31, 2013, Sunshine State Bank had no federal net operating loss carryforwards and $323,000 of Florida state net operating loss carryforwards available for future use.

Capital Loss Carryovers. Generally, a financial institution may carry back capital losses to the preceding three taxable years and forward to the succeeding five taxable years. Any capital loss carryback or carryover is treated as a short-term capital loss for the year to which it is carried. As such, it is grouped with any other capital losses for the year to which carried and is used to offset any capital gains. Any undeducted loss remaining after the five year carryover period is not deductible. At December 31, 2013, Sunshine State Bank had no capital loss carryover.

Corporate Dividends. We may generally exclude from our income 100% of dividends received from Sunshine State Bank as a member of the same affiliated group of corporations.

Audit of Tax Returns. Sunshine State Bank’s 2009 income tax return was audited by the Internal Revenue Service. As a result of the examination, a change of $458,000 reduced the 2009 net operating loss. No other tax years have been subject to an audit.

State Taxation

Sunshine State Bank is and Sunshine Bancorp will be subject to Florida corporate tax which is assessed at the rate of 5.50%. For the Florida corporate tax, taxable income generally means federal taxable income subject to certain modifications under state law. As a Maryland business corporation, Sunshine Bancorp will be required to file annual franchise tax return with the State of Maryland. Sunshine State Bank’s state income tax returns have not been audited in the past five years.

MANAGEMENT

Shared Management Structure

The directors of Sunshine Bancorp are the same persons who are the directors of Sunshine State Bank. In addition, each executive officer of Sunshine Bancorp is also an executive officer of Sunshine State Bank. We expect that Sunshine Bancorp and Sunshine State Bank will continue to have common executive officers and directors until there is a business reason to establish separate management structures.

Executive Officers of Sunshine Bancorp and Sunshine State Bank

The following table sets forth information regarding the executive officers of Sunshine Bancorp and Sunshine State Bank. Age information is as of December 31, 2013. The executive officers of Sunshine Bancorp and Sunshine State Bank are elected annually.

Name	Age	Position
J. Floyd Hall	66	President and Chief Executive Officer
Paul J. Hackney (1)	54	Senior Vice President and Chief Lending Officer
Vickie J. Houllis	58	Senior Vice President and Chief Financial Officer
Lea M. Sacco (1)	59	Senior Vice President, Branch Administration

(1)	Not an officer of Sunshine Bancorp.

Directors of Sunshine Bancorp and Sunshine State Bank

Sunshine Bancorp has nine directors. Directors serve three-year staggered terms so that one-third of the directors are elected at each annual meeting. Directors of Sunshine State Bank will be elected by Sunshine Bancorp as its sole stockholder. The following table states our directors’ names, their ages as of December 31, 2013, the years when they began serving as directors of Sunshine State Bank and when their current terms expire.

Name(1)	Position(s) Held With Sunshine State Bank	Age	Director Since	Current Term Expires
Winfred M. Harrell	Director	73	2009	2015
D. William Morrow	Director	61	2012	2015
Joe E. Newsome	Director	73	1993	2015
J. Floyd Hall	President, Chief Executive Officer and Director	66	1984	2016
Ray H. Rollyson, Jr.	Chairman of the Board	70	1992	2016
Marion M. Smith	Director	56	1995	2016
J. Coleman Davis	Director	72	2010	2017
W.D. McGinnes, Jr.	Director	66	1999	2017
Edward M. Verner	Director	49	2008	2017

(1)	The mailing address for each person listed is 102 West Baker Street, Plant City, Florida 33563.

Board Independence

The board of directors has determined that each of our directors, with the exception of President and Chief Executive Officer J. Floyd Hall, is “independent” as defined in the listing standards of the Nasdaq Stock Market. Mr. Hall is not independent because he is one of our executive officers. In determining the independence of the other directors, the board of directors considered loans made to Directors Davis, Rollyson and Smith.

The Business Background of Our Directors and Executive Officers

The business experience for the past five years of each of our directors and executive officers is set forth below. With respect to directors, the biographies also contain information regarding the person’s experience, qualifications, attributes or skills that caused the nominating and corporate governance committee and the board of directors to determine that the person should serve as a director. Each director is also a director of Sunshine State Bank. Unless otherwise indicated, directors and executive officers have held their positions for the past five years.

Directors

J. Coleman Davis is retired. For more than 40 years, Mr. Davis operated several retail furniture, appliance and electronics stores that financed the majority of customer purchases in-house. In the last 17 years before his retirement, he owned and operated up to four stores. As a result, Mr. Davis has extensive experience in lending, credit approval, and collections, which provides a valuable resource to the board of directors. Mr. Davis is a Trustee of the South Florida Baptist Hospital, a member of the board of the South Florida Baptist Hospital Foundation, a member of the Plant City Lions Club, and a member of the Plant City Chamber of Commerce.

J. Floyd Hall is our President, Chief Executive Officer and a member of the board of directors. He has been President and Chief Executive Officer of Sunshine State Bank since 1986. Mr. Hall also serves as Treasurer and Director of the Florida Strawberry Festival and Trustee of the South Florida Baptist Hospital. Mr. Hall holds a degree in accounting from the University of Central Florida. Mr. Hall provides the board of directors with 35 years of banking experience in the Florida market.

Winfred Harrell is the owner and president of Harrell’s Nursery, Inc. and Harrell’s Liner Farm, Inc. and has operated these companies for more than 50 years. Mr. Harrell’s experience managing a local business provides the board of directors with insight into economic and business trends in Sunshine State Bank’s market area. Mr. Harrell also serves as a Trustee of South Florida Baptist Hospital.

W.D. McGinnes, Jr. is retired. For more than 35 years, Mr. McGinnes worked in the building material supply industry, serving as President of his family-owned corporation which he sold in 2000. Mr. McGinnes’ business background brings financial and local market knowledge to the board of directors. Mr. McGinnes serves as a Deacon of the First Baptist Church of Plant City, Chairman of the Board of Trustees of the South Florida Baptist Hospital, member of the board of directors of the South Florida Baptist Hospital Foundation and member of the board of directors of the Florida Strawberry Festival.

D. William Morrow is President and Chief Executive Officer of Morrow Steel, a position he has held since 1995. Mr. Morrow has more than 40 years of experience in the construction industry and currently serves as a Trustee for Tampa Iron Workers Pension and Annuity Fund. Mr. Morrow also serves both as a Regional and National Trustee for IMPACT, an iron worker international labor and management organization. Mr. Morrow’s experience in the steel industry provides the board of directors with business and financial expertise. Mr. Morrow also serves as a Deacon of the First Baptist Church of Plant City and is a member of the board of directors of the South Florida Baptist Hospital Foundation.

Joe E. Newsome is retired. Mr. Newsome was a local pharmacist and store owner. He served on the Hillsborough County School Board for 25 years. He currently serves as a Trustee of the South Florida Baptist Hospital, a Director of the Florida Strawberry Festival, and a Deacon of the First Baptist Church of Plant City. Mr. Newsome’s long standing ties to the local community provide the board of directors with valuable insight on Sunshine State Bank’s local market area.

Ray H. Rollyson, Jr. is an advisor and insurance agent with V&R Insurance, Inc. Mr. Rollyson’s experience in the insurance industry provides the board of directors with knowledge of the local business community. Mr. Rollyson is also actively involved in the Sunshine State Bank community and has been associated with the Florida Strawberry Festival for many years. Mr. Rollyson became Chairman of the Board in 2007.

Marion M. Smith has been President of the Greater Plant City Chamber of Commerce since 2001. Previously, Ms. Smith was a partner and managed an automotive sales company in Sunshine State Bank’s market area for approximately18 years. Ms. Smith’s experience working with the Chamber of Commerce provides the board of directors with insights into issues facing local businesses.

Edward Verner has over 25 years of experience in regional real estate and asset investing, management and development. In 2000, he became the Founder, Owner and Vice President of City Properties Company, a real estate property management business handling residential, commercial, light industrial and agricultural investments. As a former director of Hillsborough Community College and South Florida Baptist Hospital Foundations, a member and past Chairman of the Plant City Chamber of Commerce, a member of the First Baptist Church of Dover and involvement with other local charity, historical and educational activities, Mr. Verner provides the board of directors with long-standing knowledge of the local real estate market and the local community.

Executive Officers Who Are Not Directors

Vickie J. Houllis, CPA is our Senior Vice President and Chief Financial Officer, a position she has held since November 2008. From 2002 through 2008, Ms. Houllis served as the Senior Vice President and Chief Financial Officer of The Palm Bank. Ms. Houllis has more than 24 years of experience managing the accounting, financial reporting, and regulatory compliance of financial institutions. Ms. Houllis also serves as a director on the Greater Plant City Chamber of Commerce.

Paul J. Hackney is our Senior Vice President and Chief Lending Officer. Mr. Hackney joined Sunshine State Bank in 1988 as an Assistant Vice President of the Loan Department. He was promoted to Vice President in 1989 and to Senior Vice President and Chief Lending Officer in 1999.

Lea M. Sacco is our Senior Vice President, Branch Administration, a position she has held since 1999. Ms. Sacco has been employed with Sunshine State Bank for more than 40 years. Ms. Sacco is also active with the Plant City Chamber of Commerce.

Meetings and Committees of the Board of Directors of Sunshine Bancorp, Inc.

The board of directors of Sunshine Bancorp, Inc. has met one time since the incorporation of Sunshine Bancorp, Inc. to address certain organizational matters, and has established the following standing committees: the audit committee, the nominating and corporate governance committee and the compensation committee. Each of these committees will operate under a written charter, which governs its composition, responsibilities and operations. Each member of each committee will satisfy the applicable independence requirements of Nasdaq and the Securities and Exchange Commission.

Corporate Governance Policies and Procedures

In addition to establishing committees of our board of directors, Sunshine Bancorp, Inc. will adopt several policies to govern the activities of both Sunshine Bancorp, Inc. and Sunshine State Bank including corporate governance policies and a code of business conduct and ethics. The corporate governance policies are expected to involve such matters as the following:

•	the composition, responsibilities and operation of our board of directors;

•	the establishment and operation of board committees, including audit, nominating/corporate governance and compensation committees;

•	convening executive sessions of independent directors; and

•	our board of directors’ interaction with management and third parties.

The code of business conduct and ethics, which is expected to apply to all employees and directors, will address conflicts of interest, the treatment of confidential information, general employee conduct and compliance with applicable laws, rules and regulations. In addition, the code of business conduct and ethics will be designed to deter wrongdoing and to promote honest and ethical conduct, the avoidance of conflicts of interest, full and accurate disclosure and compliance with all applicable laws, rules and regulations.

Transactions With Certain Related Persons

Loans and Extensions of Credit. The Sarbanes-Oxley Act generally prohibits publicly traded companies from making loans to their executive officers and directors, but it contains a specific exemption from such prohibition for loans made by federally insured financial institutions, such as Sunshine State Bank, to their executive officers and directors in compliance with federal banking regulations. Federal regulations permit executive officers and directors to receive the same terms that are widely available to other employees as long as the director or executive officer is not given preferential treatment compared to the other participating employees. Sunshine State Bank made loans to its directors, executive officers and employees through an employee loan program pursuant to which loans were made at a reduced rate. The reduced rate was 50 basis points over the year-end cost of funds, adjusted annually. The program applied only to first mortgages on primary residences and was available to all employees of Sunshine State Bank. No new loans will be originated under this program.

The following tables sets forth loans made by Sunshine State Bank to its directors and executive officers where the largest amount of all indebtedness outstanding during the years ended December 31, 2013, December 31, 2012 and December 31, 2011, and all amounts of interest payable during each year, respectively, exceeded $120,000, and where the borrowers received reduced interest rates pursuant to the employee loan program described above. Except for the reduced interest rates, all loans to directors and executive officers were made in the ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans to persons not related to Sunshine State Bank, and did not involve more than the normal risk of collectability or present other unfavorable features.

Name	Type of Loan	Largest Aggregate Balance from January 1, 2013 to December 31, 2013	Interest Rate on December 31, 2013	Principal balance on December 31, 2013	Amount of Principal Paid from January 1, 2013 to December 31, 2013	Amount of Interest Paid from January 1, 2013 to December 31, 2013
Hackney, Paul	Residential Real Estate	$256,608	0.762%	$247,440	$9,168	$1,962
Houllis, Vickie	Residential Real Estate	$199,500	0.762%	$192,800	$6,700	$1,527
Sacco, Lea	Residential Real Estate	$283,925	0.762%	$272,868	$11,057	$2,168
Smith, Marion	Residential Real Estate	$131,596	0.762%	$124,825	$6,771	$999

Name	Type of Loan	Largest Aggregate Balance from January 1, 2012 to December 31, 2012	Interest Rate on December 31, 2012	Principal balance on December 31, 2012	Amount of Principal Paid from January 1, 2012 to December 31, 2012	Amount of Interest Paid from January 1, 2012 to December 31, 2012
Hackney, Paul	Residential Real Estate	$265,469	0.944%	$256,608	$8,861	$2,582
Houllis, Vickie	Residential Real Estate	$199,500	0.944%	$199,500	$—	$125
Sacco, Lea	Residential Real Estate	$295,119	0.944%	$283,925	$11,194	$2,810
Smith, Marion	Residential Real Estate	$138,189	0.944%	$131,596	$6,593	$1,311

Name	Type of Loan	Largest Aggregate Balance from January 1, 2011 to December 31, 2011	Interest Rate on December 31, 2011	Principal balance on December 31, 2011	Amount of Principal Paid from January 1, 2011 to December 31, 2011	Amount of Interest Paid from January 1, 2011 to December 31, 2011
Hackney, Paul	Residential Real Estate	$273,849	1.248%	$265,469	$8,380	$3,541
Sacco, Lea	Residential Real Estate	$305,296	1.248%	$295,119	$10,177	$3,885
Smith, Marion	Residential Real Estate	$144,540	1.248%	$138,189	$6,351	$1,830

Other than as described above and except for directors and executive officers whose loans were made on preferential terms but for which the principal balance has been less than $120,000 since January 1, 2011, all loans made by Sunshine State Bank to executive officers, directors, immediate family members of executive officers and directors, or organizations with which executive officers and directors are affiliated, were made in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans to persons not related to Sunshine State Bank, and did not involve more than the normal risk of collectability or present other unfavorable features. Sunshine State Bank is in compliance with federal regulations with respect to its loans and extensions of credit to executive officers and directors.

In addition, loans made to a director or executive officer must be approved in advance by a lending officer, the loan committee or the board of directors. The aggregate amount of our loans to our executive officers and directors was $1.0 million at December 31, 2013. As of December 31, 2013, these loans were performing according to their original repayment terms.

Executive Officer Compensation

Summary Compensation Table. The table below summarizes the total compensation paid to or earned by our President and Chief Executive Officer, J. Floyd Hall, Vickie J. Houllis, who serves as our Senior Vice President and Chief Financial Officer and Paul J. Hackney, who serves as our Senior Vice President and Chief Lending Officer, for the year ended December 31, 2013. Each individual listed in the table below is referred to as a named executive officer.

Summary Compensation Table

Name and principal position	Year	Salary ($)	Bonus ($)	Nonqualified Deferred Compensation Earnings(1)	All Other Compensation ($)(2)	Total ($)
J. Floyd Hall President and Chief Executive Officer	2013	220,000	1,571	24,649	65,600	311,820

Vickie J. Houllis Senior Vice President and Chief Financial Officer	2013	139,769	690	890	32,193	173,542

Paul J. Hackney Senior Vice President and Chief Lending Officer	2013	127,462	—	2,934	12,831	143,227

(1)	The amount in this column reflects the above-market interest paid for the year on the benefits accrued under the Supplemental Executive Retirement Plan Agreements (“SERPs”) entered into with each of the named executive officers. Interest under the SERPs is earned at the rate of 6% per year, compounded monthly. Whether or not interest is earned at an above-market rate is based on the applicable federal rate, which at that time was 4.212%.
(2)	A break-down of the various elements of compensation in this column is set forth in the following table:

All Other Compensation

Name	Board Fees ($)	SERP Contribution ($)	Employer Contributions to 401(k) Plan ($)	Total All Other Compensation ($)
J. Floyd Hall	15,000	44,000	6,600	65,600
Vickie J. Houllis	—	28,000	4,193	32,193
Paul J. Hackney	—	11,264	1,567	12,831

Benefit Plans and Agreements

Supplemental Executive Retirement Plan Agreements. Sunshine State Bank entered into supplemental executive retirement plan agreements (“SERPs”) with each of J. Floyd Hall, Paul J. Hackney and Vickie Houllis (the “executives”) and with one other executive officer. To the extent necessary, the SERPs have been amended to comply with Section 409A of the Internal Revenue Code.

With respect to Messrs. Hall and Hackney, Sunshine State Bank will credit an annual bonus to their deferral accounts (20% of compensation for Mr. Hall and 8.80% of compensation for Mr. Hackney). In addition, any shortfall in Sunshine State Bank’s matching portion of any 401(k) contributions on the executives’ behalf due to federal tax limitations will be added to the amount of the annual bonus contributed to their accounts. Interest will be credited on the first day of each month and immediately prior to the payment of any benefits on the executives’ deferral accounts at an annual rate of 6%, compounded monthly. With respect to Ms. Houllis, Sunshine State Bank will credit an annual bonus of 20% of compensation to her deferral account under the SERP and will credit interest on the account on the first day of each month at an annual rate of 6%, compounded monthly. Beginning in 2014, Mr. Hall will no longer receive an annual bonus to his deferral account.

In the event of termination of employment upon an executive’s normal retirement age (age 65), Sunshine State Bank will pay the executive the deferral account balance in 180 monthly installments commencing on the first day of the second month following the executive’s termination of employment. Sunshine State Bank will continue to credit interest on the remaining account balance during the installment period. In the event an executive terminates employment prior to his or her normal retirement date, and for reasons other than death or disability, Sunshine State Bank will pay to the executive the amount of the deferral account balance at the time of the executive’s termination of employment, multiplied by the applicable vesting percentage (Mr. Hall is 100% vested; Ms Houllis is 50% vested and will become 100% vested at age 63; Mr. Hackney is 0% vested and will become 50% at age 55 and 100% at age 60).

In the event Mr. Hall or Mr. Hackney terminates employment due to disability prior to the normal retirement date, Sunshine State Bank will pay the deferral account balance at the time of the executive’s termination of employment, payable in 180 monthly installments commencing on the first day of the month following the executive’s termination of employment. In the event of Ms. Houllis’ disability prior to normal retirement age, the deferral account balance will be paid as of the date of determination of disability, in 180 monthly installments commencing on the first day of the second month following the date of determination of disability. Sunshine State Bank will continue to credit interest on the remaining account balance during any applicable installment period. Upon a change in control while Mr. Hall or Mr. Hackney is in the active service of Sunshine State Bank, the executive will be 100% vested in the deferral account and 100% vested in all future bonuses, if any, and interest additions to the deferral account balance. For Ms. Houllis, in the event of a change in control followed within 24 months by separation from service, provided the separation from service occurs prior to normal retirement age, Sunshine State Bank will pay her the greater of the deferral account or $398,220, payable in 180 monthly installments commencing on the later of the first day of the second month following separation from service or the first day of the second month following normal retirement age.

In the event of Mr. Hall or Mr. Hackney’s death while in the service of Sunshine State Bank, a lump sum benefit will be paid to the executive’s beneficiary equal to the sum of the deferral account balance as of the date of death plus an additional amount of $665,000 for Mr. Hackney, payable within 90 days of death. In the event of Ms. Houllis’ death while in the service of Sunshine State Bank, the benefit paid to her beneficiary will be the greater of her deferral account balance or $398,220, paid in a lump sum within 90 days of her death. In the event the executive dies after benefit payments have commenced, Sunshine State Bank will pay the remaining benefit to the executive’s beneficiary at the same time and in the same amounts they would have been paid had the executive survived.

401(k) Plan. In connection with the conversion, Sunshine State Bank adopted the Sunshine State Bank 401(k) Plan (“401(k) Plan”), effective May 1, 2014. The 401(k) Plan replaced the prior plan that was originally adopted effective as of May 28, 2002. Sunshine Bancorp’s named executive officers are eligible to participate in the 401(k) Plan just like any other employee. The 401(k) Plan amends and supersedes the Sunshine State Bank 401(k) Plan.

Employees who are age 18 or older and who have completed one year of service are eligible to participate in the 401(k) Plan. Under the 401(k) Plan a participant may elect to defer, on a pre-tax basis, up to 100% of his or her salary in any plan year, subject to limits imposed by the Internal Revenue Code. For 2013, the salary deferral contribution limit is $17,500, provided, however, that a participant over age 50 may contribute an additional $5,500, for a total contribution of $23,000. In addition to salary deferral contributions, Sunshine State Bank makes a safe harbor matching contribution equal to 50% of the participant’s salary deferral contributions on the first six percent of the participant’s compensation. A participant is always 100% vested in his or her salary deferral contributions and the employer safe harbor matching contributions over the course of six years (20% per year after the first year). Generally, unless the participant elects otherwise, the participant’s account balance will be distributed upon request following his or her termination of employment with Sunshine State Bank. During the year ended December 31, 2013, Sunshine State Bank recognized $57,000 as a 401(k) Plan expense.

Each participant has an individual account under the 401(k) Plan and may direct the investment of his or her account among a variety of investment options. In connection with the conversion, each participant will be allowed to invest up to 100% of his or her account balance in the common stock of Sunshine Bancorp through the Sunshine Bancorp Stock Fund.

Employee Stock Ownership Plan. In connection with the conversion, Sunshine State Bank adopted an employee stock ownership plan for eligible employees. Sunshine Bancorp’s named executive officers are eligible to participate in the employee stock ownership plan just like any other employee. Eligible employees who have attained age 21 and have completed 1,000 hours of service in a twelve month period on or prior to the closing date of the offering will begin participation in the employee stock ownership plan retroactively, as of January 1, 2014, the plan’s effective date. Employees who do not satisfy the eligibility requirements on the closing date of the offering generally will become eligible to enter the plan on the first entry date commencing on or after the eligible employee’s completion of 1,000 hours of service during a continuous 12-month period.

The employee stock ownership plan trustee is expected to purchase, on behalf of the employee stock ownership plan, up to 8% of the total number of shares of Sunshine Bancorp common stock sold in the offering. We anticipate that the employee stock ownership plan will fund its stock purchase with a loan from Sunshine Bancorp equal to the aggregate purchase price of the common stock. The loan will be repaid principally through Sunshine State Bank’s contribution to the employee stock ownership plan and dividends payable on common stock held by the employee stock ownership plan over the anticipated 30-year term of the loan. The interest rate for the employee stock ownership plan loan is expected to be an adjustable rate equal to the prime rate, as published in The Wall Street Journal, on the closing date of the offering. Thereafter the interest rate will adjust annually and will be the prime rate on the first business day of the calendar year, retroactive to January 1 of such year. See “Pro Forma Data.”

The trustee will hold the shares purchased by the employee stock ownership plan in an unallocated suspense account, and shares will be released from the suspense account on a pro-rata basis as we repay the loan. The trustee will allocate the shares released among participants on the basis of each participant’s proportional share of compensation relative to all participants. A participant will become vested in his or her account balance at a rate of 20% per year over a 6-year period, beginning in the second year. Participants who were employed by Sunshine State Bank immediately prior to the offering will receive credit for vesting purposes for years of service prior to adoption of the employee stock ownership plan. Participants also will become fully vested automatically upon normal retirement, death or disability, a change in control, or termination of the employee stock ownership plan. Generally, participants will receive distributions from the employee stock ownership plan upon separation from service. The employee stock ownership plan reallocates any unvested shares forfeited upon termination of employment among the remaining participants.

The employee stock ownership plan permits participants to direct the trustee as to how to vote the shares of common stock allocated to their accounts. The trustee votes unallocated shares and allocated shares for which participants do not provide instructions on any matter in the same ratio as those shares for which participants provide instructions, subject to fulfillment of the trustee’s fiduciary responsibilities.

Under applicable accounting requirements, Sunshine State Bank will record a compensation expense for the employee stock ownership plan at the fair market value of the shares as they are committed to be released from the unallocated suspense account to participants’ accounts, which may be more or less than the original issue price. The compensation expense resulting from the release of the common stock from the suspense account and allocation to plan participants will result in a corresponding reduction in Sunshine Bancorp’s earnings.

Director Compensation

The following table sets forth for the year ended December 31, 2013 certain information as to the total remuneration we paid to our directors other than J. Floyd Hall. Information with respect to director compensation paid to J. Floyd Hall is included above in “—Executive Officer Compensation—Summary Compensation Table.”

Directors Compensation Table

Name	Fees earned or paid in cash ($)	All Other Compensation ($)	Total ($)
Winfred M. Harrell	17,000	—	17,000
D. William Morrow	17,000	—	17,000
Joe E. Newsome	17,000	—	17,000
Ray H. Rollyson, Jr.	18,550	—	18,550
Marion M. Smith	17,250	—	17,250
J. Coleman Davis	17,250	—	17,250
W.D. McGinnes, Jr.	17,000	—	17,000
Edward M. Verner	18,000	—	18,000

For the year ended December 31, 2013, each director of Sunshine State Bank was paid a fee of $1,250 per meeting attended with one absence permitted with pay each year. The Chairman of the Board receives a fee of $1,350 per meeting attended with one absence permitted with pay each year. Additionally, each director was a paid a fee for his/her service on a committee in the amount of $250 for each committee meeting attended.

Each person who serves as a director of Sunshine Bancorp also serves as a director of Sunshine State Bank and earns director and committee fees only in his or her capacity as a board or committee member of Sunshine State Bank.

Benefits to be Considered Following Completion of the Stock Offering

Following the stock offering, we intend to adopt one or more new stock-based benefit plans that will provide for grants of stock options and restricted common stock awards. In accordance with applicable regulations, we anticipate that the plans will authorize a number of stock options and a number of shares of restricted stock, not to exceed 10% and 4%, respectively, of the shares sold in the offering. These limitations will not apply if a plan is implemented more than one year after the conversion.

The stock-based benefit plans will not be established sooner than six months after the stock offering and, if adopted within one year after the stock offering, would require the approval by stockholders owning a majority of the outstanding shares of common stock of Sunshine Bancorp. If any stock-based benefit plan is established after one year after the stock offering, it would require the approval of our stockholders by a majority of votes cast.

The following additional restrictions would apply to a stock-based benefit plan only if the plan is adopted within one year after the stock offering:

•	non-employee directors in the aggregate may not receive more than 30% of the options and restricted stock awards authorized under the plan;

•	any non-employee director may not receive more than 5% of the options and restricted stock awards authorized under the plan;

•	any officer or employee may not receive more than 25% of the options and restricted stock awards authorized under the plan;

•	the options and restricted stock awards may not vest more rapidly than 20% per year, beginning on the first anniversary of stockholder approval of the plan; and

•	accelerated vesting is not permitted except for death, disability or upon a change in control of Sunshine Bancorp or Sunshine State Bank.

These restrictions do not apply to plans adopted after one year following the completion of the offering.

We have not yet determined whether we will present stock-based benefit plans for stockholder approval within one year following the completion of the conversion or whether we will present this plan for stockholder approval more than one year after the completion of the conversion. In the event of changes in applicable regulations or policies regarding stock-based benefit plans, including any regulations or policies restricting the size of awards and vesting of benefits as described above, the restrictions described above may not be applicable.

We may obtain the shares needed for our stock-based benefit plans by issuing additional shares of common stock from authorized but unissued shares or through stock repurchases.

The actual value of restricted stock awards will be determined based on their fair value (the closing market price of shares of common stock of Sunshine Bancorp) as of the date grants are made. The following table presents the total value of all shares to be available for awards of restricted stock under the stock-based benefit plan, assuming the shares for the plan are purchased or issued in a range of market prices from $8.00 per share to $14.00 per share at the time of the grant.

Exercise Price	108,800 Shares at Minimum of Range	128,000 Shares at Midpoint of Range	147,200 Shares at Maximum of Range	169,280 Shares at Maximum of Range, as Adjusted
$8.00	$870,400	$1,024,000	$1,177,600	$1,354,240
10.00	1,088,000	1,280,000	1,472,000	1,692,800
12.00	1,305,600	1,536,000	1,766,400	2,031,360
14.00	1,523,200	1,792,000	2,060,800	2,369,920

The grant-date fair value of the stock options granted under the stock-based benefit plans will be based, in part, on the closing price of shares of common stock of Sunshine Bancorp on the date the options are granted. The fair value will also depend on the various assumptions utilized in the option-pricing model ultimately adopted. The following table presents the total estimated value of the stock options to be available for grant under the stock-based benefit plans, assuming the range of market prices for the shares are $8.00 per share to $14.00 per share at the time of the grant.

Share Price	Grant Date Fair Value Per Option	272,000 Options Awarded at Minimum of Offering Range	320,000 Options Awarded at Midpoint of Offering Range	368,000 Options Awarded at Maximum of Offering Range	423,200 Options Awarded at Maximum of Offering Range, as Adjusted
$8.00	$2.66	$723,520	$851,200	$978,880	$1,125,712
10.00	3.33	905,760	1,065,600	1,225,440	1,409,256
12.00	4.00	1,088,000	1,280,000	1,472,000	1,692,800
14.00	4.66	1,267,520	1,491,200	1,714,880	1,972,112

SUBSCRIPTIONS BY DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth information regarding intended common stock subscriptions by each of the directors and executive officers and their associates, and by all directors, officers and their associates as a group. However, there can be no assurance that any such person or group will purchase any specific number of shares of our common stock. In the event the individual maximum purchase limitation is increased, persons subscribing for the maximum amount may increase their purchase order. Directors and officers will purchase shares of common stock at the same $10.00 purchase price per share and on the same terms as other purchasers in the offering. This table excludes shares of common stock to be purchased by the employee stock ownership plan, as well as any stock awards or stock option grants that may be made no earlier than six months after the completion of the offering. The directors and officers have indicated their intention to subscribe in the offering for an aggregate of 188,900 shares of common stock, equal to 6.9% of the number of shares of common stock to be sold in the offering at the minimum of the offering range, assuming shares are available. Purchases by directors, officers and their associates will be included in determining whether the required minimum number of shares has been subscribed for in the offering. The shares being acquired by the directors, executive officers and their associates are being acquired for investment purposes, and not with a view towards resale. Our directors and executive officers will be subject to the same minimum purchase requirements and purchase limitations as other participants in the offering set forth under “The Conversion and Offering—Limitations on Common Stock Purchases.” Subscriptions by management through our 401(k) Plan will be counted as part of the maximum number of shares such individuals may subscribe for in the offering.

Name and Title	Number of Shares(1)	Aggregate Purchase Price(1)	Percent at Minimum of Offering Range		Percent at Adjusted Maximum of Offering Range
Winfred M. Harrell, Director	15,000	$150,000		*		*
D. William Morrow, Director	30,000	300,000	1.1			*
Joe E. Newsome, Director	3,000	30,000		*		*
J. Floyd Hall, President, Chief Executive Officer and Director	20,000	200,000		*		*
Ray H. Rollyson, Jr., Chairman of the Board	20,000	200,000		*		*
Marion M. Smith, Director	20,000	200,000		*		*
J. Coleman Davis, Director	3,000	30,000		*		*
W.D. McGinnes, Jr., Director	30,000	300,000	1.1			*
Edward M. Verner, Director	30,000	300,000	1.1			*
Paul J. Hackney, Senior Vice President and Chief Lending Officer	7,900	79,000		*		*
Vickie J. Houllis, Senior Vice President and Chief Financial Officer	5,000	50,000		*		*
Lea M. Sacco, Senior Vice President Branch Administration	5,000	50,000		*		*

All directors and officers as a group (12 persons)	188,900	$1,889,000	6.9%		4.5%

*	Less than 1%.
(1)	Includes purchases by the named individual’s spouse and other relatives of the named individual living in the same household. Other than as set forth above, the named individuals are not aware of any other purchases by a person or entity that would be considered an associate of the named individuals under the plan of conversion.

THE CONVERSION AND OFFERING

The board of directors of Sunshine State Bank has approved the plan of conversion. The plan of conversion must also be approved by Sunshine State Bank’s members (depositors as of the voting record date). A special meeting of members has been called for this purpose. The OCC has conditionally approved the plan of conversion and the Federal Reserve Board issued its conditional approval in connection with our holding company application. However, such approvals do not constitute a recommendation or endorsement of the plan of conversion by the OCC or the Federal Reserve Board.

General

The board of directors of Sunshine State Bank approved the plan of conversion on December 18, 2013. Pursuant to the plan of conversion, Sunshine State Bank will convert from the mutual form of organization to the fully stock form of organization. In connection with the conversion, Sunshine State Bank has organized a new Maryland stock holding company named Sunshine Bancorp, Inc. which will sell shares of common stock to the public in an initial public stock offering. When the conversion and related stock offering are completed, all of the capital stock of Sunshine State Bank will be owned by Sunshine Bancorp, and all of the common stock of Sunshine Bancorp will be owned by stockholders.

Sunshine Bancorp expects to retain between $10.8 million and $14.8 million of the net proceeds of the offering, or $17.1 million if the offering range is increased by 15% because of demand for the shares or changes in market conditions. Sunshine State Bank will receive a capital contribution from Sunshine Bancorp equal to at least 50% of the net proceeds of the offering. We anticipate that Sunshine Bancorp will invest $13.0 million, 15.4 million, $17.7 million and $20.5 million, respectively, of the net proceeds at the minimum, midpoint, maximum and adjusted maximum of the offering in Sunshine State Bank. The conversion will be consummated only upon the sale of at least 2,720,000 shares of our common stock offered pursuant to the plan of conversion.

The plan of conversion provides that we will offer shares of common stock for sale in the subscription offering to Eligible Account Holders, our tax-qualified employee benefit plans, specifically our employee stock ownership plan and 401(k) plan, Supplemental Eligible Account Holders and Other Members. If all shares are not subscribed for in the subscription offering, we may, in our discretion, offer common stock for sale in a community offering to members of the public, with a preference given to natural persons and trusts of natural persons residing in Hillsborough and Pasco Counties, Florida. In addition, shares of common stock not purchased in the subscription offering and community offering may be offered for sale to the general public in a syndicated community offering to be managed by Keefe, Bruyette & Woods, Inc., acting as our agent.

We have the right to accept or reject, in whole or in part, any orders to purchase shares of the common stock received in the community offering or syndicated community offering. The community offering and/or syndicated community offering, if any, may begin at the same time as, during, or after the subscription offering, and must be completed within 45 days after the completion of the subscription offering unless otherwise extended by us with the approval of the OCC. See “—Community Offering” and “—Syndicated Community Offering.”

We determined the number of shares of common stock to be offered in the offering based upon an independent valuation of the estimated consolidated pro forma market value of Sunshine Bancorp, assuming the conversion and stock offering are completed. All shares of common stock to be sold in the offering will be sold at $10.00 per share. Investors will not be charged a commission to purchase shares of common stock. The independent valuation will be updated and the final number of shares of common stock to be issued in the offering will be determined at the completion of the offering. See “—Determination of Share Price and Number of Shares to be Issued” for more information as to the determination of the estimated pro forma market value of the common stock.

The following is a brief summary of the conversion. We recommend reading the plan of conversion in its entirety for more information. A copy of the plan of conversion is available for inspection at the banking office of Sunshine State Bank and as described in the section of this prospectus titled “Where You Can Find Additional Information.” The plan of conversion is also filed as an exhibit to Sunshine State Bank’s application to convert from mutual to stock form of which this prospectus is a part, copies of which may be obtained from the OCC. The plan of conversion is also filed as an exhibit to the registration statement we have filed with the Securities and Exchange Commission, of which this prospectus is a part, copies of which may be obtained from the Securities and Exchange Commission or online at the Securities and Exchange Commission’s website, www.sec.gov. See “Where You Can Find Additional Information.”

Reasons for the Conversion

Our primary reasons for converting and raising additional capital through the offering are to:

•	increase our capital to enhance our financial strength and to support existing and future lending and deposit growth;

•	enhance our lending capacity by increasing our regulatory lending limits;

•	attract and retain qualified personnel by enabling us to establish stock-based benefit plans for our management and employees that will give them an opportunity to share in our long-term success;

•	enhance our community ties by providing customers and members of our community with the opportunity to acquire an ownership interest in Sunshine State Bank; and

•	provide greater flexibility to structure and finance opportunities for expansion, including acquisitions of other financial institutions, although we have no current arrangements or agreements with respect to any such transactions.

In the stock holding company structure, we will have greater flexibility in structuring mergers and acquisitions. Our current mutual structure prevents us from offering shares of our common stock as consideration for a merger or acquisition. Potential sellers often want stock for at least part of the acquisition consideration. Our new stock holding company structure will enable us to offer stock or cash consideration, or a combination thereof, and therefore will enhance our ability to compete with other bidders when acquisition opportunities arise. We have no current arrangements or agreements to acquire other banks, thrifts, credit unions, financial services companies or branch offices, and there can be no assurance that we will be able to consummate any acquisitions or establish any new branches. Lastly, mutual institutions cannot offer stock incentives to attract and retain highly qualified management personnel. While Sunshine State Bank has not required these capital tools and stock incentives in the past, they will be essential to implementing our business strategy, and management believes that the additional capital raised in the offering will enable us to take advantage of business opportunities that may not otherwise be available to us.

As of December 31, 2013, Sunshine State Bank was considered “well capitalized” for regulatory purposes. The proceeds from the stock offering will further improve our capital position during a period of economic, regulatory and political uncertainty.

Approvals Required

The affirmative vote of a majority of the total eligible votes of members of Sunshine State Bank at a special meeting of members is required to approve the plan of conversion. A special meeting of members to consider and vote upon the plan of conversion has been set for June 25, 2014. The plan of conversion also must be approved by the OCC, which issued its conditional approval of the plan of conversion on May 14, 2014. Additionally, on May 12, 2014, the Federal Reserve Board conditionally approved our holding company application. We cannot consummate the conversion and the stock offering without satisfying the conditions contained in these approvals.

Effects of Conversion on Depositors, Borrowers and Members

Continuity. While the conversion is being accomplished, our normal business of accepting deposits and making loans will continue without interruption. Sunshine State Bank will continue to be a federally chartered savings and loan association and will continue to be regulated by the OCC, while Sunshine Bancorp will be regulated by the Federal Reserve Board. After the conversion, we will continue to offer existing services to depositors, borrowers and other customers. The directors serving Sunshine State Bank at the time of the conversion will be the directors of Sunshine State Bank and of Sunshine Bancorp after the conversion.

Effect on Deposit Accounts. Pursuant to the plan of conversion, each depositor of Sunshine State Bank at the time of the conversion will automatically continue as a depositor after the conversion, and the deposit balance, interest rate and other terms of such deposit accounts will not change as a result of the conversion. Each such account will be insured by the FDIC to the same extent as before the conversion. Depositors will continue to hold their existing certificates, passbooks and other evidences of their accounts.

Effect on Loans. No loan outstanding from Sunshine State Bank will be affected by the conversion, and the amount, interest rate, maturity and security for each loan will remain as it was contractually fixed prior to the conversion.

Effect on Voting Rights of Members. All of our depositors are members of and have voting rights in Sunshine State Bank as to all matters requiring membership action. Upon completion of the conversion, Sunshine State Bank will cease to have members and former members will no longer have voting rights. Upon completion of the conversion, all voting rights in Sunshine State Bank will be vested in Sunshine Bancorp as the sole stockholder of Sunshine State Bank. The stockholders of Sunshine Bancorp will possess exclusive voting rights with respect to Sunshine Bancorp common stock.

Tax Effects. We have received opinions of counsel and our tax advisors with regard to the federal and state income tax consequences of the conversion to the effect that the conversion will not be taxable for federal or state income tax purposes to Sunshine State Bank or its members. See “—Material Income Tax Consequences.”

Effect on Liquidation Rights. Each depositor of Sunshine State Bank has both a deposit account in Sunshine State Bank and a pro rata ownership interest in the net worth of Sunshine State Bank based upon the deposit balance in his or her account. This ownership interest is tied to the depositor’s account and has no tangible market value separate from the deposit account. This interest may only be realized in the event of a complete liquidation of Sunshine State Bank. Any depositor who opens a deposit account obtains a pro rata ownership interest in Sunshine State Bank without any additional payment beyond the amount of the deposit. A depositor who reduces or closes his or her account receives a portion or all, respectively, of the balance in the deposit account but nothing for his or her ownership interest in the net worth of Sunshine State Bank, which is lost to the extent that the balance in the account is reduced or closed.

Consequently, depositors in a mutual savings and loan association normally have no way of realizing the value of their ownership interest, which has realizable value only in the unlikely event that the savings bank is completely liquidated. If this occurs, the depositors of record at that time, as owners, would share pro rata in any residual surplus and reserves of Sunshine State Bank after other claims, including claims of depositors to the amounts of their deposits, are paid.

In the unlikely event that Sunshine State Bank were to liquidate after the conversion, all claims of creditors, including those of depositors, also would be paid first, followed by distribution of a “liquidation account” to depositors as of September 30, 2012 and March 31, 2014 who continue to maintain their deposit accounts as of the date of liquidation, with any assets remaining thereafter distributed to Sunshine Bancorp as the holder of Sunshine State Bank’s capital stock. Pursuant to the rules and regulations of the OCC, a post-conversion merger, consolidation, sale of bulk assets or similar combination or transaction with another insured savings institution would not be considered a liquidation and, in such a transaction, the liquidation account would be assumed by the surviving institution. See “—Liquidation Rights.”

Determination of Share Price and Number of Shares to be Issued

The plan of conversion and federal regulations require that the aggregate purchase price of the common stock sold in the offering be based on the appraised pro forma market value of the common stock, as determined by an independent valuation. We have retained RP Financial, LC. to prepare an independent valuation appraisal. For its services in preparing the initial valuation and one update, RP Financial, LC. will receive a fee of $45,000, and will be reimbursed for its expenses up to $5,000. In the event that RP Financial, LC. is required to update the appraisal more than one time, it will receive an additional fee of $5,000 for each such update to the valuation appraisal.

We are not affiliated with RP Financial, LC., and neither we nor RP Financial, LC. has an economic interest in, or is held in common with, the other. RP Financial, LC. represents and warrants that it is not aware of any fact or circumstance that would cause it not to be “independent” within the meaning of the conversion regulations or the applicable regulatory valuation guidelines or otherwise prohibit or restrict in anyway RP Financial, LC. from serving in the role of our independent appraiser.

We have agreed to indemnify RP Financial, LC. and its employees and affiliates against specified losses, including any losses in connection with claims under the federal securities laws, arising out of its services as independent appraiser, except where such liability results from its negligence or bad faith.

The independent valuation appraisal considered the pro forma impact of the offering. Consistent with applicable federal appraisal guidelines, the appraisal applied three primary methodologies: (i) the pro forma price-to-book value approach applied to both reported book value and tangible book value; (ii) the pro forma price-to-earnings approach applied to reported and core earnings; and (iii) the pro forma price-to-assets approach, recognizing that the price-to-earnings approach was not meaningful due to Sunshine State Bank’s low earnings. The market value ratios applied in the remaining two methodologies were based upon the current market valuations of the peer group companies identified by RP Financial, LC., subject to valuation adjustments applied by RP Financial, LC. to account for differences between us and our peer group. Because RP Financial, LC. concluded that asset size is not a strong determinant of market value, RP Financial, LC. did not place significant weight on the pro forma price-to-assets approach in reaching its conclusions. RP Financial, LC. placed the greatest emphasis on the price-to-book value approach in estimating pro forma market value.

The independent valuation states that as of February 21, 2014, the estimated pro forma market value of Sunshine Bancorp ranged from $27.2 million to $36.8 million, with a midpoint of $32.0 million. Our board of directors decided to offer the shares of common stock for a price of $10.00 per share primarily because it is the price most commonly used in mutual-to-stock conversions of financial institutions. The number of shares offered will be equal to the aggregate offering price of the shares divided by the price per share. Based on the valuation range and the $10.00 price per share, the minimum of the offering range will be 2,720,000 shares, the midpoint of the offering range will be 3,200,000 shares and the maximum of the offering range will be 3,680,000 shares, or 4,232,000 shares if the maximum amount is increased by 15% because of demand for shares or changes in market conditions.

The independent valuation was prepared by RP Financial, LC. in reliance upon the information contained in this prospectus, including our financial statements. RP Financial, LC. also considered the following factors, among others:

•	our present and projected operating results and financial condition;

•	the economic and demographic conditions in our existing market area;

•	certain historical, financial and other information relating to us;

•	a comparative evaluation of our operating and financial characteristics with those of other similarly situated publicly traded savings institutions;

•	the impact of the conversion and the offering on our equity and earnings potential;

•	our potential to pay cash dividends; and

•	the trading market for securities of comparable institutions and general conditions in the market for such securities.

Included in the independent valuation were certain assumptions as to our pro forma earnings after the conversion that were utilized in determining the appraised value. These assumptions included estimated expenses, an assumed after-tax rate of return on the net offering proceeds and purchases in the open market of 4% of the common stock sold in the offering by the stock-based benefit plan at the $10.00 purchase price. See “Pro Forma Data” for additional information concerning these assumptions. The use of different assumptions may yield different results.

The appraisal is based in part on Sunshine State Bank’s financial condition and results of operations, the pro forma effect of the additional capital raised by the sale of shares of common stock in the offering and an analysis of a peer group of ten publicly traded thrift holding companies with assets between $250 million and $1.0 billion as of December 31, 2013 that RP Financial, LC. considers comparable to Sunshine Bancorp. The appraisal peer group consists of the following companies.

Company Name	Ticker Symbol	Exchange	Headquarters	Total Assets at December 31, 2013
				(in thousands)
ASB Bancorp, Inc.	ASBB	Nasdaq	Asheville, NC	$733
Cheviot Financial Corp.	CHEV	Nasdaq	Cincinnati, OH	587
Home Bancorp Inc.	HBCP	Nasdaq	Lafayette, LA	984
Home Federal Bancorp, Inc.	HFBL	Nasdaq	Shreveport, LA	286
IF Bancorp, Inc.	IROQ	Nasdaq	Watseka, IL	540
LaPorte Bancorp, Inc.	LPSB	Nasdaq	LaPorte, IN	527
Louisiana Bancorp, Inc.	LABC	Nasdaq	Metairie, LA	317
Poage Bankshares, Inc.	PBSK	Nasdaq	Ashland, KY	291
State Investors Bancorp, Inc.	SIBC	Nasdaq	Metairie, LA	259
Wolverine Bancorp, Inc.	WBKC	Nasdaq	Midland, MI	291

In applying each of the valuation methods, RP Financial, LC. considered adjustments to our pro forma market value based on a comparison of Sunshine Bancorp with the peer group. RP Financial, LC. made a downward adjustment for profitability, growth and viability of earnings. The downward valuation adjustment considered, among other things, Sunshine State Bank’s low level of earnings as reflected in Sunshine Bancorp’s less favorable pro forma return on assets and return on equity measures based on financial data for the twelve months ended December 31, 2013. Moreover, Sunshine Bancorp had a less favorable history of earnings recording net operating losses in three of the last five years through 2013, as compared to the peer group’s generally profitable operations. For the twelve months ended December 31, 2013, Sunshine Bancorp’s less favorable pro forma return on assets and return on equity measures versus the peer group were largely due to a shrinking loan portfolio, a declining level of net interest income and higher operating expenses as compared to the peer group. The downward adjustment also took into consideration Sunshine Bancorp’s higher non-performing assets to total assets ratio as compared to the peer group. RP Financial, LC. also made an upward adjustment for Sunshine State Bank’s primary market area, which took into account the larger size and more favorable demographic growth, income levels and unemployment rate, compared to the market areas of the peer group. No adjustments were made for Sunshine State Bank’s financial condition, asset growth, dividends, liquidity of shares, marketing of the stock issuance, management, or effects of government regulations and regulatory reform.

The following table presents a summary of selected pricing ratios for the peer group companies and for Sunshine Bancorp (on a pro forma basis) utilized by RP Financial, LC. in its appraisal. These ratios are based on Sunshine Bancorp’s book value, tangible book value and net income as of and for the twelve months ended December 31, 2013. The peer group ratios are based on the latest date for which complete financial data are publicly available and stock prices as of February 21, 2014. Compared to the average pricing ratios of the peer group, our pro forma pricing ratios at the midpoint of the offering range indicated a discount of 32.3% on a price-to-book value basis and a discount of 34.0% on a price-to-tangible book value basis. Compared to the median pricing ratios of the peer group, our pro forma pricing ratios at the midpoint of the offering range indicated a discount of 32.1% on a price-to-book value basis and a discount of 33.3% on a price-to-tangible book value basis.

	Price-to-core earnings multiple	Price-to-book value ratio	Price-to-tangible book value ratio
Sunshine Bancorp (on a pro forma basis, assuming completion of the conversion):
Adjusted Maximum	NM	67.80%	67.80%
Maximum	NM	63.90%	63.90%
Midpoint	NM	59.88%	59.88%
Minimum	NM	55.22%	55.22%
Valuation of peer group companies, all of which are fully converted (on an historical basis):
Averages	21.11x	88.49%	90.68%
Medians	19.77x	88.19%	89.74%

NM	Not meaningful.

Our board of directors reviewed the independent valuation and, in particular, considered the following:

•	our financial condition and results of operations;

•	comparison of our financial performance ratios to those of other financial institutions of similar size; and

•	market conditions generally and, in particular, for financial institutions.

All of these factors are set forth in the independent valuation. Our board of directors also reviewed the methodology and the assumptions used by RP Financial, LC. in preparing the independent valuation and believes that such assumptions were reasonable. The offering range may be amended with the approval of the OCC, if required, as a result of subsequent developments in our financial condition or market conditions generally. In the event the independent valuation is updated to amend our pro forma market value to less than $27.2 million or more than $42.3 million, the appraisal will be filed with the Securities and Exchange Commission by a post-effective amendment to our registration statement.

The independent valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of our common stock. RP Financial, LC. did not independently verify our financial statements and other information that we provided to them, nor did RP Financial, LC. independently value our assets or liabilities. The independent valuation considers Sunshine State Bank as a going concern and should not be considered as an indication of the liquidation value of Sunshine State Bank. Moreover, because the valuation is necessarily based upon estimates and projections of a number of matters, all of which may change from time to time, no assurance can be given that persons purchasing our common stock in the offering will thereafter be able to sell their shares at prices at or above the $10.00 offering price per share.

Following commencement of the subscription offering, the maximum of the valuation range may be increased by up to 15%, or up to $42.3 million, which would result in a corresponding increase of up to 15% in the maximum of the offering range to up to 4,232,000 shares, to reflect changes in the market and financial conditions or demand for the shares. We will not increase the offering range above this level or decrease the minimum of the offering range without a resolicitation of subscribers. The subscription price of $10.00 per share will remain fixed. See “—Limitations on Common Stock Purchases” as to the method of distribution and allocation of additional shares that may be issued in the event of an increase in the offering range to fill unfilled orders in the offering.

If the update to the independent valuation at the conclusion of the offering results in an increase in the maximum of the valuation range to more than $42.3 million, and a corresponding increase in the offering range to more than 4,232,000 shares, or a decrease in the minimum of the valuation range to less than $27.2 million and a corresponding decrease in the offering range to fewer than 2,720,000 shares, then we will promptly return, with interest at a rate of 0.05% per annum, all funds received in the offering and cancel deposit account withdrawal authorizations. After consulting with the OCC, we may terminate the plan of conversion. Alternatively, we may establish a new offering range and commence a resolicitation of subscribers or take other actions as permitted by the OCC in order to complete the offering. In the event that we conduct a resolicitation, we will notify subscribers of their rights to place a new stock order for a specified period of time. Any resolicitation following the conclusion of the subscription and community offerings would not exceed 45 days unless further extended with the approval of the OCC, for periods of up to 90 days.

An increase in the number of shares to be issued in the offering would decrease a subscriber’s ownership interest, our pro forma earnings and stockholders’ equity on a per share basis and our pro forma earnings on an aggregate basis while increasing stockholders’ equity on an aggregate basis. A decrease in the number of shares to be issued in the offering would increase a subscriber’s ownership interest and our pro forma earnings and stockholders’ equity on a per share basis and pro forma earnings on an aggregate basis, while decreasing stockholders’ equity on an aggregate basis. For a presentation of the effects of these changes, see “Pro Forma Data.”

Copies of the independent valuation appraisal report of RP Financial, LC. and the detailed memorandum setting forth the method and assumptions used in the appraisal report are available for inspection at our office and as specified under “Where You Can Find Additional Information.”

Subscription Offering and Subscription Rights

In accordance with the plan of conversion, rights to subscribe for shares of common stock in the subscription offering have been granted in the following descending order of priority. The filling of all subscriptions that we receive will depend on the availability of common stock after satisfaction of all subscriptions of all persons having prior rights in the subscription offering and to the minimum, maximum and overall purchase limitations set forth in the plan of conversion and as described below under “—Limitations on Common Stock Purchases.”

Priority 1: Eligible Account Holders. Each depositor with aggregate deposit account balances of $50.00 or more (a “Qualifying Deposit”) on September 30, 2012 (an “Eligible Account Holder”) will receive, without payment therefor, nontransferable subscription rights to purchase, subject to the overall purchase limitations, up to the greater of 20,000 shares ($200,000) of our common stock, 0.10% of the total number of shares of common stock issued in the offering, or 15 times the number of shares offered multiplied by a fraction of which the numerator is the Qualifying Deposit of the Eligible Account Holder and the denominator is the aggregate Qualifying Deposits of all Eligible Account Holders, subject to the overall purchase limitations. See “—Limitations on Common Stock Purchases.” If there are not sufficient shares available to satisfy all subscriptions, shares will first be allocated so as to permit each Eligible Account Holder to purchase a number of shares sufficient to make his or her total allocation equal to the lesser of 100 shares or the number of shares for which he or she subscribed. Thereafter, unallocated shares will be allocated to each Eligible Account Holder whose subscription remains unfilled in the proportion that the amount of his or her Qualifying Deposit bears to the total amount of Qualifying Deposits of all subscribing Eligible Account Holders whose subscriptions remain unfilled. If an amount so allocated exceeds the amount subscribed for by any one or more Eligible Account Holders, the excess shall be reallocated (one or more times as necessary) among those Eligible Account Holders whose subscriptions are not fully satisfied until all available shares have been allocated.

To ensure proper allocation of shares of our common stock, each Eligible Account Holder must list on his or her stock order form all deposit accounts in which he or she had an ownership interest on September 30, 2012. In the event of oversubscription, failure to list an account, or including incomplete or incorrect information, could result in fewer shares being allocated than if all information had been disclosed. In the event of an oversubscription, the subscription rights of Eligible Account Holders who are also our directors or executive officers of Sunshine State Bank or their associates will be subordinated to the subscription rights of other Eligible Account Holders to the extent attributable to their increased deposits in the 12 months preceding September 30, 2012.

Priority 2: Tax-Qualified Plans. Our tax-qualified employee benefit plans, specifically our employee stock ownership plan and 401(k) plan, will receive, without payment therefor, nontransferable subscription rights to purchase in the aggregate up to 10% of the shares of common stock in the offering. Our employee stock ownership plan intends to purchase up to 8% of the total number of shares of common stock sold in the stock offering. Alternatively, subject to market conditions and receipt of regulatory approval, the employee stock ownership plan may instead elect to purchase shares of common stock in the open market following the completion of the offering in order to fill all or a portion of the employee stock ownership plan’s intended subscription.

Priority 3: Supplemental Eligible Account Holders. To the extent that there are sufficient shares of common stock remaining after satisfaction of subscriptions by Eligible Account Holders and our tax-qualified employee benefit plans, each depositor with a Qualifying Deposit on March 31, 2014 who is not an Eligible Account Holder (“Supplemental Eligible Account Holder”) will receive, without payment therefor, nontransferable subscription rights to purchase up to the greater of 20,000 shares ($200,000) of common stock, 0.10% of the total number of shares of common stock issued in the offering, or 15 times the number of shares offered multiplied by a fraction of which the numerator is the Qualifying Deposit of the Supplemental Eligible Account Holder and the denominator is the aggregate Qualifying Deposits of all Supplemental Eligible Account Holders, subject to the overall purchase limitations. See “—Limitations on Common Stock Purchases.” If there are not sufficient shares available to satisfy all subscriptions, shares will be allocated so as to permit each Supplemental Eligible Account Holder to purchase a number of shares sufficient to make his or her total allocation equal to the lesser of 100 shares of common stock or the number of shares for which he or she subscribed. Thereafter, unallocated shares will be allocated to each Supplemental Eligible Account Holder whose subscription remains unfilled in the proportion that the amount of his or her Qualifying Deposit bears to the total amount of Qualifying Deposits of all Supplemental Eligible Account Holders whose subscriptions remain unfilled. If an amount so allocated exceeds the amount subscribed for by any one or more Supplemental Eligible Account Holders, the excess shall be reallocated (one or more times as necessary) among those Supplemental Eligible Account Holders whose subscriptions are not fully satisfied until all available shares have been allocated.

To ensure proper allocation of common stock, each Supplemental Eligible Account Holder must list on the stock order form all deposit accounts in which he or she had an ownership interest at March 31, 2014. In the event of oversubscription, failure to list an account, or including incomplete or incorrect information, could result in fewer shares being allocated than if all information had been disclosed.

Priority 4: Other Members. To the extent that there are shares of common stock remaining after satisfaction of subscriptions by Eligible Account Holders, our tax-qualified employee benefit plans, and Supplemental Eligible Account Holders, each depositor on the voting record date of April 30, 2014 who is not an Eligible Account Holder or Supplemental Eligible Account Holder (“Other Members”) will receive, without payment therefor, nontransferable subscription rights to purchase up to the greater of 20,000 shares ($200,000) of common stock or 0.10% of the total number of shares of common stock issued in the offering, subject to the overall purchase limitations. See “—Limitations on Common Stock Purchases.” If there are not sufficient shares available to satisfy all subscriptions, available shares will be allocated so as to permit each Other Member to purchase a number of shares sufficient to make his or her total allocation equal to the lesser of 100 shares of common stock or the number of shares for which he or she subscribed. Thereafter, unallocated shares will be allocated to each Other Member whose subscription remains unfilled in the proportion that the amount of his or her subscription bears to the total amount of subscriptions of all Other Members whose subscriptions remain unfilled.

To ensure proper allocation of common stock, each Other Member must list on the stock order form all deposit accounts in which he or she had an ownership interest at April 30, 2014. In the event of oversubscription, failure to list an account, or including incomplete or incorrect information, could result in fewer shares being allocated than if all accounts had been disclosed.

Expiration Date. The subscription offering will expire at 2:00 p.m., Eastern Time, on June 17, 2014, unless extended by us for up to 45 days or such additional periods of up to 90 days with the approval of the OCC, if necessary. Subscription rights will expire whether or not each person eligible to subscribe in the subscription offering can be located. We may decide to extend the expiration date of the subscription offering for any reason, whether or not subscriptions have been received for shares at the minimum, midpoint or maximum of the offering range. Subscription rights that have not been exercised prior to the expiration date will become void.

We will not execute orders in the stock offering until we have received orders to purchase at least the minimum number of shares of common stock. If we have not received orders to purchase at least 2,720,000 shares within 45 days after the June 17, 2014 expiration date, and the OCC has not consented to an extension, the stock offering will be terminated and all funds delivered to purchase shares of common stock in the offering will be returned promptly to the subscribers with interest at a rate of 0.05% per annum, and all deposit account withdrawal authorizations will be cancelled. If an extension beyond August 1, 2014 is granted by the OCC, we will resolicit subscribers as described under “—Procedure for Purchasing Shares—Expiration Date.”

Community Offering

To the extent that shares of common stock remain available for purchase after satisfaction of all subscriptions of the Eligible Account Holders, our tax-qualified employee benefit plans, Supplemental Eligible Account Holders and Other Members, we may offer shares pursuant to the plan of conversion to the public in a community offering, with a preference given to natural persons and trusts of natural persons residing in Hillsborough and Pasco Counties, Florida (collectively, the “Community”).

Subscribers in the community offering may purchase up to 20,000 shares ($200,000) of common stock, subject to the overall purchase limitations. See “—Limitations on Common Stock Purchases.” The opportunity to purchase shares of common stock in the community offering category is subject to our right, in our sole discretion, to accept or reject any such orders in whole or in part either at the time of receipt of an order or as soon as practicable following the expiration date of the offering.

If we do not have sufficient shares of common stock available to fill the orders of natural persons and trusts of natural persons residing in the Community, we will allocate the available shares among those persons in a manner that permits each of them, to the extent possible, to purchase the lesser of 100 shares, or the number of shares subscribed for by such person. Thereafter, unallocated shares will be allocated among such persons whose orders remain unsatisfied on an equal number of shares basis per order. If we do not have sufficient shares of common stock available to fill the orders of other members of the public, we will allocate the available shares among those persons in the manner described above for persons residing in the Community. In connection with the allocation process, orders received for shares of common stock in the community offering will first be filled up to a maximum of 2% of the shares sold in the offering, and thereafter any remaining shares will be allocated on an equal number of shares basis per order until all shares have been allocated.

The term “residing” or “resident” as used in this prospectus means any person who occupies a dwelling within the Community, has a present intent to remain within the Community for a period of time and manifests the genuineness of that intent by establishing an ongoing physical presence within the Community, together with an indication that this presence within the Community is something other than merely transitory in nature. We may utilize deposit or loan records or other evidence provided to us to decide whether a person is a resident. In all cases, however, the determination shall be in our sole discretion.

Expiration Date. The community offering may begin at the same time as, during or after the subscription offering. We will not execute orders in the stock offering until we have received orders to purchase at least the minimum number of shares of common stock. The community offering is expected to conclude at 2:00 p.m., Eastern Time on June 17, 2014, but must terminate no more than 45 days following the expiration of the subscription offering, unless extended with regulatory approval. We may decide to extend the community offering for any reason and are not required to give purchasers notice of any such extension unless such period extends beyond August 1, 2014. If an extension beyond August 1, 2014 is granted by the required regulatory agencies, we will resolicit persons whose orders we accept in the community offering, giving them an opportunity to change or cancel their orders. If a person does not respond, we will cancel his or her stock order and return purchase funds, with interest, and cancel any authorization to withdraw funds from deposit accounts for the purchase of shares of common stock. These extensions may not go beyond June 25, 2016, which is two years after the special meeting of members.

Syndicated Community Offering

Our board of directors may decide to offer for sale shares of common stock not subscribed for in the subscription and community offerings in a syndicated community offering in a manner that will achieve a widespread distribution of our shares of common stock to the general public. If a syndicated community offering is held, Keefe, Bruyette & Woods, Inc. will serve as sole book running manager and will assist us in selling our common stock on a best efforts basis. In such capacity, Keefe, Bruyette & Woods, Inc. may form a syndicate of other broker-dealers who are Financial Industry Regulatory Authority member firms. Neither Keefe, Bruyette & Woods, Inc. nor any registered broker-dealer will have any obligation to take or purchase any shares of the common stock in the syndicated community offering.

In the syndicated community offering, any person may purchase up to 20,000 shares ($200,000) of common stock, subject to the overall purchase limitations. See “—Limitations on Common Stock Purchases.” We retain the right to accept or reject in whole or in part any orders in the syndicated community offering. Unless the OCC permits otherwise, accepted orders for our common stock in the syndicated community offering will first be filled up to a maximum of 2% of the shares sold in the offering. Thereafter any remaining shares will be allocated on an equal number of shares per order basis until all shares have been allocated. Unless the syndicated community offering begins during the subscription offering or the community offering, the syndicated community offering will begin as soon as possible after the expiration of the subscription and community offerings. The syndicated community offering must terminate no more than 45 days following the expiration of the subscription offering.

The syndicated community offering will be conducted in accordance with certain Securities and Exchange Commission rules applicable to best efforts “min/max” offerings. Orders in the syndicated community offering will be submitted in substantially the same manner as utilized in the subscription and community offerings. Payments in the syndicated offering, however, must be made in immediately available funds (bank checks, money orders, Sunshine State Bank deposit account withdrawal authorizations or wire transfers). Personal checks will not be accepted. If the closing of the stock offering does not occur, either as a result of not confirming receipt of at least $27.2 million in gross proceeds (the minimum of the offering range) or the inability to satisfy other closing conditions to the offering, the funds will be promptly returned with interest at a rate of 0.05% per annum.

The closing of the syndicated community offering, which will be simultaneous with the closing of the subscription and community offerings, is subject to conditions set forth in an agency agreement among Sunshine State Bank and Sunshine Bancorp on one hand, and Keefe, Bruyette & Woods, Inc. on the other hand.

Expiration Date. The syndicated community offering may begin concurrently with, during or after the subscription offering, and may terminate at the same time as the subscription offering, but must terminate no more than 45 days following the expiration of the subscription offering, unless extended with regulatory approval.

If for any reason we cannot conduct a syndicated community offering of shares of common stock, or in the event that we are unable to find purchasers from the general public to reach the minimum of the offering range, we will try to make other arrangements for the sale of unsubscribed shares, including an underwritten public offering, if possible. The OCC and the Financial Industry Regulatory Authority must approve any such arrangements.

Limitations on Common Stock Purchases

The plan of conversion includes the following limitations on the number of shares of common stock that may be purchased in the offering:

•	no person or entity, together with any associate or group of persons acting in concert, may purchase more than 30,000 shares ($300,000) of common stock in all categories of the offering combined, except that our tax-qualified employee benefit plans may purchase in the aggregate up to 10% of the shares of common stock sold in the offering (including shares issued in the event of an increase in the offering range of up to 15%);

•	the maximum number of shares of common stock that may be purchased in all categories of the offering by our senior officers and directors and their associates, in the aggregate, may not exceed 32% of the shares sold in the offering; and

•	the minimum purchase by each person purchasing shares in the offering is 25 shares, to the extent those shares are available.

Depending upon market or financial conditions, with the receipt of any required approvals of the OCC, we may increase the individual or aggregate purchase limitations to an amount not to exceed 5.0%

of the common stock sold in the offering. If a purchase limitation is increased, subscribers in the subscription offering who ordered the maximum amount of common stock and who indicate a desire on their stock order form to be resolicited, will be, and, in our sole discretion some other large subscribers may be, given the opportunity to increase their subscriptions up to the then-applicable limit. The effect of this type of resolicitation will be to increase the number of shares of common stock owned by subscribers who choose to increase their subscriptions. In the event that a purchase limitation is increased to 5.0% of the stock sold in the offering, such limitation may be further increased to 9.99%, provided that orders for shares of common stock exceeding 5.0% of the shares of common stock sold in the offering do not exceed in the aggregate 10.0% of the total shares of the common stock sold in the offering. Any such requests to purchase additional shares of common stock in the event that a purchase limitation is so increased will be determined by our board of directors in its sole discretion.

In the event of an increase in the offering range of up to 15% of the total number of shares of common stock offered in the offering, shares will be allocated in the following order of priority in accordance with the plan of conversion:

•	to fill our tax-qualified employee benefit plans’ subscriptions for up to 10% of the number of shares of common stock sold in the offering;

•	in the event that there is an oversubscription at the Eligible Account Holder, Supplemental Eligible Account Holder or Other Member levels, to fill unfulfilled subscriptions of these subscribers according to their respective priorities; and

•	to fill unfulfilled subscriptions in the community offering, with preference given to natural persons and trusts of natural persons residing in Hillsborough and Pasco Counties, Florida.

The term “associate” of a person means:

(1)	any corporation or organization, other than Sunshine State Bank, Sunshine Bancorp or a majority-owned subsidiary of these entities, of which the person is a senior officer, partner or 10% or greater beneficial stockholder;

(2)	any trust or other estate in which the person has a substantial beneficial interest or serves as a trustee or in a fiduciary capacity, excluding any employee stock benefit plan in which the person has a substantial beneficial interest or serves as trustee or in a fiduciary capacity; and

(3)	any blood or marriage relative of the person, who either resides with the person or who is a director or officer of Sunshine State Bank or Sunshine Bancorp.

The term “acting in concert” means:

(1)	knowing participation in a joint activity or interdependent conscious parallel action towards a common goal whether or not pursuant to an express agreement; or

(2)	a combination or pooling of voting or other interests in the securities of an issuer for a common purpose pursuant to any contract, understanding, relationship, agreement or other arrangement, whether written or otherwise.

In general, a person or company that acts in concert with another person or company (“other party”) shall also be deemed to be acting in concert with any person or company who is also acting in concert with that other party, except that any tax-qualified employee stock benefit plan will not be deemed to be acting in concert with its trustee or a person who serves in a similar capacity solely for the purpose of determining whether common stock held by the trustee and common stock held by the employee stock benefit plan will be aggregated. Persons having the same address or exercising subscription rights through qualifying accounts registered to the same address generally will be assumed to be associates of, and acting in concert with, each other. We have the right to determine, in our sole discretion, whether purchasers are associates or acting in concert.

Our directors are not treated as associates of each other solely because of their membership on the board of directors. Shares of common stock purchased in the offering will be freely transferable except for shares purchased by our senior officers and directors and except as described below. Any purchases made by any associate of Sunshine State Bank or Sunshine Bancorp for the explicit purpose of meeting the minimum number of shares of common stock required to be sold in order to complete the offering shall be made for investment purposes only and not with a view toward redistribution. In addition, under the guidelines of the Financial Industry Regulatory Authority, members of the Financial Industry Regulatory Authority and their associates are subject to certain restrictions on transfer of securities purchased in accordance with subscription rights and to certain reporting requirements upon purchase of these securities. For a further discussion of limitations on purchases of shares of our common stock at the time of conversion and thereafter, see “—Restrictions on Transfer of Subscription Rights and Shares,” “—Other Restrictions” and “Restrictions on Acquisition of Sunshine Bancorp, Inc.”

Marketing and Distribution; Compensation

Subscription and Community Offerings. Offering materials have been initially distributed to certain persons by mail, with additional copies made available through our Stock Information Center.

To assist in the marketing of our shares of common stock, we have retained Keefe, Bruyette & Woods, Inc., which is a broker-dealer registered with the Financial Industry Regulatory Authority. In its role as financial advisor, Keefe, Bruyette & Woods, Inc. will:

•	provide advice on the financial and securities market implications of the plan of conversion;

•	assist in structuring our stock offering, including developing a market strategy for the stock offering;

•	review all offering documents, including the prospectus, stock order forms and related offering materials (we are responsible for the preparation and filing of such documents);

•	assist us in analyzing proposals from outside vendors retained in connection with the stock offering, as needed; and

•	provide general advice and assistance as may be reasonably necessary to promote the successful completion of the stock offering.

For these services, Keefe, Bruyette & Woods, Inc. has received a management fee of $30,000 which will be credited to the amount described below. Keefe, Bruyette & Woods, Inc. will receive a fee of 1.0% on shares of common sold in the subscription and community offerings. No fee will be payable to Keefe, Bruyette & Woods, Inc. with respect to shares purchased by officers, directors, employees or their immediate families and shares purchased by our tax-qualified and non-qualified employee benefit plans.

In the event that we are required to resolicit subscribers for shares of our common stock in the subscription and community offerings and Keefe, Bruyette & Woods, Inc. will be required to provide significant additional services in connection with the resolicitation (including repeating the services described above), then we may pay Keefe, Bruyette & Woods, Inc. an additional fee for those services that will not exceed $25,000.

Syndicated or Firm Commitment Underwritten Offering. In the event that Keefe, Bruyette & Woods, Inc. sells shares of common stock through a group of broker-dealers in a syndicated community offering, they will be paid a fee equal to 1.0% of the dollar amount of total shares sold in the syndicated community offering, which fee, along with the fee payable to selected dealers (which will include Keefe, Bruyette & Woods, Inc.) will not exceed 6.0% in the aggregate of the dollar amount of total shares sold in the syndicated community offering. Keefe, Bruyette & Woods, Inc. will serve as sole book-running manager in such an offering. All fees payable with respect to a syndicated community offering will be in addition to fees payable with respect to the subscription and community offerings.

In the event that shares of common stock are sold in a firm commitment underwritten offering, an underwriting discount will not exceed 6.0% of the aggregate amount of common stock sold in the firm commitment underwritten offering to the sole book-running manager or any other broker-dealers included in the firm commitment underwritten offering.

Expenses. Keefe, Bruyette & Woods, Inc. also will be reimbursed for reasonable expenses in an amount not to exceed $10,000 and for attorney’s fees and expenses not to exceed $75,000. The expenses may be increased by mutual consent of Keefe, Bruyette & Woods, Inc. and Sunshine State Bank in the event of a material delay or resolicitation of the offering, including but not limited to an update of the financial information in the prospectus to a period later than the original filing (excluding the preparation of a prospectus for a firm commitment underwritten offering). Under such circumstances, Keefe, Bruyette & Woods, Inc. may be reimbursed for additional reasonable expenses not to exceed $10,000, or additional fees and expenses of its attorneys not to exceed $15,000.

We will indemnify Keefe, Bruyette & Woods, Inc. against liabilities and expenses (including legal fees) related to or arising out of Keefe, Bruyette & Woods, Inc.’s engagement as our financial advisor and performance of services as our financial advisor.

Records Management. We have also engaged Keefe, Bruyette & Woods, Inc. to act as our records agent in connection with the stock offering. In its role as records agent, Keefe, Bruyette & Woods, Inc. will, among other things:

•	consolidate deposit accounts, develop a central file and calculate eligible votes;

•	design and prepare proxy forms and stock order forms;

•	organize and supervise the Stock Information Center;

•	tabulate proxy votes;

•	support the inspector of election at the special meeting of members; and

•	provide necessary subscription services to distribute, collect and tabulate stock orders in the subscription and community offerings.

For these services, Keefe, Bruyette & Woods, Inc. will receive a fee of $25,000, of which $10,000 has already been paid. Additional fees not to exceed $5,000 may be due if significant work is required due to unexpected circumstances or delays. We will also reimburse Keefe, Bruyette & Woods, Inc. for its reasonable out-of-pocket expenses in connection with these services not to exceed $30,000, provided that such expenses may be increased an additional $10,000 for additional out-of-pocket expenses in the event a resolicitation should occur.

Prospectus Delivery

To ensure that each purchaser in the subscription and community offerings receives a prospectus at least 48 hours before the expiration of the offering in accordance with Rule 15c2-8 of the Securities Exchange Act of 1934, we may not mail a prospectus any later than five days prior to the expiration date or hand deliver a prospectus any later than two days prior to that date. We are not obligated to deliver a prospectus or order form by means other than U.S. Mail. Execution of an order form will confirm receipt of delivery of a prospectus in accordance with Rule 15c2-8. Stock order forms will be distributed only if preceded or accompanied by a prospectus.

In the syndicated community offering, a prospectus and order form in electronic format may be made available on Internet sites or through other online services maintained by Keefe, Bruyette & Woods, Inc. or one or more other members of the syndicate, or by their respective affiliates. In those cases, prospective investors may view offering terms online and, depending upon the syndicate member, prospective investors may be allowed to place orders online. The members of the syndicate may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made on the same basis as other allocations.

Other than the prospectus in electronic format, the information on the Internet sites referenced in the preceding paragraph and any information contained in any other Internet site maintained by any member of the syndicate is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or by Keefe, Bruyette & Woods, Inc. or any other member of the syndicate in its capacity as selling agent or syndicate member and should not be relied upon by investors.

Solicitation of Offers by Officers and Directors

Some of our directors and executive officers may participate in the solicitation of offers to purchase common stock. These persons will be reimbursed for their reasonable out-of-pocket expenses incurred in connection with the solicitation. Other regular employees of Sunshine State Bank may assist in the offering, but only in ministerial capacities, and may provide clerical work in effecting a sales transaction. No offers or sales may be made by tellers or at the teller counters. Investment-related questions of prospective purchasers will be directed to executive officers or registered representatives of Keefe, Bruyette & Woods, Inc. Our other employees have been instructed not to solicit offers to purchase shares of common stock or provide advice regarding the purchase of common stock. We will rely on Rule 3a4-1 under the Securities Exchange Act of 1934, as amended, and sales of common stock will be conducted within the requirements of Rule 3a4-1, so as to permit officers, directors and employees to participate in the sale of common stock. None of our officers, directors or employees will be compensated in connection with their participation in the offering.

Procedure for Purchasing Shares

Expiration Date. The offering will expire at 2:00 p.m., Eastern Time, on June 17, 2014, unless we extend it for up to 45 days. This extension may be approved by us, in our sole discretion, without further approval or additional notice to subscribers in the offering. Any extension of the subscription and/or community offering beyond August 1, 2014 would require the OCC’s approval. If the offering is extended past August 1, 2014, we will resolicit subscribers. You will have the opportunity to confirm, change or cancel your order within a specified period of time. If you do not respond during that period, your stock order will be cancelled and your deposit account withdrawal authorizations will be cancelled or your funds submitted will be returned promptly with interest at 0.05% per annum from the date your stock order was processed. No single extension will exceed 90 days. Aggregate extensions may not go beyond June 25, 2016, which is two years after the special meeting of members. We reserve the right in our sole discretion to terminate the offering at any time and for any reason, in which case we will cancel any deposit account withdrawal authorizations and promptly return all funds submitted, with interest at 0.05% per annum from the date of processing as described above.

We have the right to reject any order submitted in the offering by a person who we believe is making false representations or who we otherwise believe, either alone or acting in concert with others, is violating, evading, circumventing, or intends to violate, evade or circumvent the terms and conditions of the plan of conversion.

Use of Order Forms. In order to purchase shares of common stock, you must complete and sign an original stock order form and remit full payment. We will not be required to accept incomplete order forms, unsigned order forms, or orders submitted on photocopied or facsimiled order forms. All order forms must be received, not postmarked, prior to 2:00, Eastern Time, June 17, 2014. We are not required to accept order forms that are not received by that time, are executed defectively or are received without full payment or without appropriate deposit account withdrawal instructions. We are not required to notify subscribers of incomplete or improperly executed order forms. We have the right to permit the correction of incomplete or improperly executed order forms or waive immaterial irregularities. We do not represent, however, that we will do so. You may submit your order form and payment by mail using the stock order reply envelope provided, by overnight delivery to our Stock Information Center at the indicated address on the order form or by hand-delivery to Sunshine State Bank’s main office, located at 102 West Baker Street, Plant City, Florida. Please do not mail stock order forms to Sunshine State Bank. Once tendered, an order form cannot be modified or revoked without our consent or unless the offering is terminated or is extended beyond August 1, 2014, or the number of shares of common stock to be sold is increased to more than 4,232,000 shares or decreased to less than 2,720,000 shares. We reserve the absolute right, in our sole discretion, to reject orders received in the community offering, in whole or in part, at the time of receipt or at any time prior to completion of the offering.

If you are ordering shares in the subscription offering, you must represent that you are purchasing shares for your own account and that you have no agreement or understanding with any person for the sale or transfer of the shares. Our interpretation of the terms and conditions of the plan of conversion and of the acceptability of the order forms will be final, subject to the authority of the OCC.

By signing the order form, you will be acknowledging that the common stock is not a deposit or savings account and is not federally insured or otherwise guaranteed by Sunshine State Bank or the federal government, and that you received a copy of this prospectus. However, signing the order form will not result in you waiving your rights under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Payment for Shares. Payment for all shares of common stock will be required to accompany all completed order forms for the purchase to be valid. Payment for shares may be made by:

•	personal check, bank check or money order, payable to Sunshine Bancorp, Inc.; or

•	authorization of withdrawal from the types of Sunshine State Bank deposit accounts identified on the stock order form.

Appropriate means for designating withdrawals from deposit accounts at Sunshine State Bank are provided in the order forms. The funds designated must be available in the account(s) at the time the stock order form is received. A hold will be placed on these funds, making them unavailable to the depositor. Funds authorized for withdrawal will continue to earn interest within the account at the contract rate until the offering is completed, at which time the designated withdrawal will be made. Interest will remain in the account. Interest penalties for early withdrawal applicable to certificate of deposit accounts will not apply to withdrawals authorized for the purchase of shares of common stock; however, if a withdrawal results in a certificate of deposit account with a balance less than the applicable minimum balance requirement, the certificate of deposit will be cancelled at the time of withdrawal without penalty, and the remaining balance will earn interest at the then current statement savings rate subsequent to the withdrawal.

In the case of payments made by personal check, these funds must be available in the account(s). Checks and money orders will be immediately cashed and placed in a segregated account at Sunshine State Bank and will earn interest at a rate of 0.05% per annum from the date payment is processed until the offering is completed, at which time, a subscriber will be issued a check for interest earned.

Regulations prohibit Sunshine State Bank from knowingly lending funds or extending credit to any person to purchase shares of common stock in the offering. You may not pay by wire transfer. You may not submit cash. We will not accept third-party checks (a check written by someone other than you) payable to you and endorsed over to Sunshine Bancorp. You may not designate on your stock order form a direct withdrawal from a Sunshine State Bank retirement account. See “—Using Retirement Account Funds” for information on using such funds. Additionally, you may not designate on your stock order form a direct withdrawal from Sunshine State Bank deposit accounts with check-writing privileges. Please submit a check instead. If you request direct withdrawal, we reserve the right to interpret that as your authorization to treat those funds as if we had received a check for the designated amount, and we will immediately withdraw the amount from your checking account(s). Once we receive your executed order form, it may not be modified, amended or rescinded without our consent, unless the offering is not completed by the expiration date, in which event purchasers may be given the opportunity to increase, decrease or rescind their orders for a specified period of time.

We have the right, in our sole discretion, to permit institutional investors to submit irrevocable orders together with the legally binding commitment for payment and to thereafter pay for the shares of common stock for which they subscribe at any time prior to 48 hours before the completion of the offering. This payment may be made by wire transfer.

Our employee stock ownership plan will not be required to pay for any shares purchased in the offering until completion of the stock offering, provided there is a loan commitment from either an unrelated financial institution or Sunshine Bancorp to lend to the employee stock ownership plan the necessary amount to fund the purchase at the time of the expiration of the subscription offering. In addition, if our 401(k) plan purchases shares in the offering, it will not be required to pay for such shares until the completion of the offering.

Using Retirement Account Funds. If you are interested in using your individual retirement account funds to purchase shares of common stock, you must do so through a self-directed individual retirement account such as a brokerage firm individual retirement account. By regulation, Sunshine State Bank’s individual retirement accounts are not self-directed, so they cannot be invested in shares of our common stock. Therefore, if you wish to use your funds that are currently in a Sunshine State Bank individual retirement account, you may not designate on the order form that you wish funds to be withdrawn from the account for the purchase of common stock. The funds you wish to use for the purchase of common stock will have to be transferred to a brokerage account. It may take several weeks to transfer your Sunshine State Bank individual retirement account to an independent trustee, so please allow yourself sufficient time to take this action. There will be no early withdrawal or Internal Revenue Service interest penalties for these transfers. Depositors interested in using funds in an individual retirement account or any other retirement account to purchase shares of common stock should contact our Stock Information Center as soon as possible, preferably at least two weeks prior to the June 17, 2014 end of the offering period, because processing such transactions takes additional time, and whether such funds can be used may depend on limitations imposed by the institutions where such funds are currently held. We cannot guarantee that you will be able to use such funds.

Delivery of Stock Certificates

Certificates representing shares of common stock sold in the subscription and community offerings will be mailed by our transfer agent, by first class mail, to the persons entitled thereto at the certificate registration address noted by them on the stock order form, as soon as practicable following completion of the offering. Shares of common stock sold in the syndicated community offering may be delivered electronically through the services of The Depository Trust Company. Any certificates returned as undeliverable will be held by the transfer agent until claimed by persons legally entitled thereto or otherwise disposed of in accordance with applicable law. Until certificates for the shares of common stock are available and delivered to purchasers, purchasers may not be able to sell the shares of common stock that they ordered, even though the common stock will have begun trading. Your ability to sell the shares of common stock before receiving your stock certificate will depend on arrangements you may make with a brokerage firm.

Restrictions on Transfer of Subscription Rights and Shares

OCC regulations prohibit any person with subscription rights, specifically the Eligible Account Holders, Supplemental Eligible Account Holders and Other Members, from transferring or entering into any agreement or understanding to transfer the legal or beneficial ownership of the subscription rights issued under the plan of conversion or the shares of common stock to be issued upon their exercise. These rights may be exercised only by the person to whom they are granted and only for his or her account. Each person exercising subscription rights will be required to certify that he or she is purchasing shares solely for his or her own account and that he or she has no agreement or understanding regarding the sale or transfer of such shares. The regulations also prohibit any person from offering or making an announcement of an offer or intent to make an offer to purchase subscription rights or shares of common stock to be issued upon their exercise prior to completion of the offering. On the stock order form, you may not add the names of others for joint stock registration who do not have subscription rights or who qualify only in a lower subscription offering priority than you do. You may add only those who were eligible to purchase shares of common stock in the subscription offering at your date of eligibility.

We intend to pursue any and all legal and equitable remedies in the event we become aware of the transfer of subscription rights, and we will not honor orders that we believe involve the transfer of subscription rights.

Other Restrictions

Notwithstanding any other provision of the plan of conversion, no person is entitled to purchase any shares of common stock to the extent the purchase would be illegal under any federal or state law or regulation, including state “blue sky” regulations, or would violate regulations or policies of the Financial Industry Regulatory Authority, particularly those regarding free riding and withholding. We may ask for an acceptable legal opinion from any purchaser as to the legality of his or her purchase and we may refuse to honor any stock order if an opinion is not timely furnished. In addition, we are not required to offer shares of common stock to any person who resides in a foreign country or in a state of the United States with respect to which any of the following apply: (a) a small number of persons otherwise eligible to subscribe for shares under the plan of conversion reside in the state; (b) the issuance of subscription rights or the offer or sale of shares of common stock to such persons would require us, under the securities laws of the state, to register as a broker, dealer, salesman or agent or to register or otherwise qualify our securities for sale in the state; or (c) registration or qualification would be impracticable for reasons of cost or otherwise.

How You Can Obtain Additional Information—Stock Information Center

Our banking personnel may not, by law, assist with investment-related questions about the offering. If you have questions regarding the conversion or offering, please call our Stock Information Center. The toll-free telephone number is (877) 821-5783. The Stock Information Center is open Monday through Friday, between 10:00 a.m. and 4:00 p.m., Eastern Time. The Stock Information Center will be closed on bank holidays.

Liquidation Rights

In the unlikely event of a complete liquidation of Sunshine State Bank prior to the conversion, all claims of creditors of Sunshine State Bank, including those of depositors of Sunshine State Bank (to the extent of their deposit balances), would be paid first. Then, if there were any assets of Sunshine State Bank remaining, members of Sunshine State Bank would receive those remaining assets, pro rata, based upon the deposit balances in their deposit account in Sunshine State Bank immediately prior to liquidation. In the unlikely event that Sunshine State Bank were to liquidate after the conversion, all claims of creditors, including those of depositors, would be paid first, followed by distribution of the “liquidation account” to certain depositors, with any assets remaining thereafter distributed to Sunshine Bancorp as the sole holder of Sunshine State Bank capital stock. Pursuant to the rules and regulations of the OCC, a post-conversion merger, consolidation, sale of bulk assets or similar combination or transaction with another insured savings institution would not be considered a liquidation and, in these types of transactions, the liquidation account would be assumed by the surviving institution.

The plan of conversion provides for the establishment, upon the completion of the conversion, of a special “liquidation account” for the benefit of Eligible Account Holders and Supplemental Eligible Account Holders in an amount equal to the total equity of Sunshine State Bank as of the date of its latest balance sheet contained in this prospectus.

The purpose of the liquidation account is to provide Eligible Account Holders and Supplemental Eligible Account Holders who maintain their deposit accounts with Sunshine State Bank after the conversion with a liquidation interest in the unlikely event of the complete liquidation of Sunshine State Bank after the conversion. Each Eligible Account Holder and Supplemental Eligible Account Holder that continues to maintain his or her deposit account at Sunshine State Bank, would be entitled, on a complete liquidation of Sunshine State Bank after the conversion, to an interest in the liquidation account prior to any payment to the stockholders of Sunshine Bancorp. Each Eligible Account Holder would have an initial interest in the liquidation account for each deposit account, including savings accounts, transaction accounts such as negotiable order of withdrawal accounts, money market deposit accounts, and certificates of deposit, with a balance of $50 or more held in Sunshine State Bank on September 30, 2012. Each Eligible Account Holder would have a pro rata interest in the total liquidation account for each such deposit account, based on the proportion that the balance of each such deposit account on September 30, 2012 bears to the balance of all such deposit accounts in Sunshine State Bank on such date. Each Supplemental Eligible Account Holder would have an initial interest in the liquidation account for each deposit account, including savings accounts, transaction accounts such as negotiable order of withdrawal accounts, money market deposit accounts, and certificates of deposit, with a balance of $50 or more held in Sunshine State Bank on March 31, 2014. Each Supplemental Eligible Account Holder would have a pro rata interest in the total liquidation account for each such deposit account, based on the proportion that the balance of each such deposit account on March 31, 2014 bears to the balance of all such deposit accounts in Sunshine State Bank on such date.

If, however, on any December 31 annual closing date commencing on or after the effective date of the conversion, the amount in any such deposit account is less than the amount in the deposit account on September 30, 2012 or March 31, 2014, respectively, or any other annual closing date, then the interest in the liquidation account relating to such deposit account would be reduced from time to time by the proportion of any such reduction, and such interest will cease to exist if such deposit account is closed. In addition, no interest in the liquidation account would ever be increased despite any subsequent increase in the related deposit account. Payment pursuant to liquidation rights of Eligible Account Holders and Supplemental Eligible Account Holders would be separate and apart from the payment of any insured deposit accounts to such depositor. Any assets remaining after the above liquidation rights of Eligible Account Holders and Supplemental Eligible Account Holders are satisfied would be distributed to Sunshine Bancorp, as the sole stockholder of Sunshine State Bank.

Material Income Tax Consequences

Consummation of the conversion is subject to the prior receipt of an opinion of counsel or tax advisor with respect to federal and state income taxation that the conversion will not be a taxable transaction to Sunshine State Bank, Sunshine Bancorp, Eligible Account Holders, Supplemental Eligible Account Holders and Other Members. Unlike private letter rulings, opinions of counsel or tax advisors are not binding on the Internal Revenue Service or any state taxing authority, and such authorities may disagree with such opinions. In the event of such disagreement, there can be no assurance that Sunshine State Bank or Sunshine Bancorp would prevail in a judicial proceeding.

Sunshine State Bank and Sunshine Bancorp have received an opinion of counsel, Luse Gorman Pomerenk & Schick, P.C., regarding all of the material federal income tax consequences of the conversion, which include the following:

1.	The conversion of Sunshine State Bank to a federally chartered stock savings and loan association will qualify as a tax-free reorganization within the meaning of Section 368(a)(1)(F) of the Internal Revenue Code.

2.	Sunshine State Bank will not recognize any gain or loss upon the receipt of money from Sunshine Bancorp in exchange for shares of common stock of Sunshine State Bank.

3.	The basis and holding period of the assets received by Sunshine State Bank, in stock form, from Sunshine State Bank, in mutual form, will be the same as the basis and holding period in such assets immediately before the conversion.

4.	No gain or loss will be recognized by account holders of Sunshine State Bank, including Eligible Account Holders, Supplemental Eligible Account Holders and Other Members, upon the issuance to them of withdrawable deposit accounts in Sunshine State Bank, in stock form, in the same dollar amount and under the same terms as held at Sunshine State Bank, in mutual form. In addition, Eligible Account Holders and Supplemental Eligible Account Holders will not recognize gain or loss upon receipt of an interest in a liquidation account in Sunshine State Bank in exchange for their ownership interests in Sunshine State Bank.

5.	The basis of the account holders deposit accounts in Sunshine State Bank, in stock form, will be the same as the basis of their deposit accounts in Sunshine State Bank, in mutual form. The basis of the Eligible Account Holders, Supplemental Eligible Account Holders and Other Members interests in the liquidation account will be zero, which is the cost of such interest to such persons.

6.	It is more likely than not that the nontransferable subscription rights have no value, based on the fact that these rights are acquired by the recipients without cost, are nontransferable and of short duration, and afford the recipients the right only to purchase the common stock at a price equal to its estimated fair market value, which will be the same price as the subscription price for the shares of common stock in the offering. Accordingly, no gain or loss will be recognized by Eligible Account Holders, Supplemental Eligible Account Holders or Other Members upon distribution to them of nontransferable subscription rights to purchase shares of Sunshine Bancorp common stock, provided that the amount to be paid for Sunshine Bancorp common stock is equal to the fair market value of Sunshine Bancorp common stock.

7.	The basis of the shares of Sunshine Bancorp common stock purchased in the offering will be the purchase price. The holding period of the Sunshine Bancorp common stock purchased pursuant to the exercise of nontransferable subscription rights will commence on the date on which the right to acquire such stock was exercised.

8.	No gain or loss will be recognized by Sunshine Bancorp on the receipt of money in exchange for shares of Sunshine Bancorp common stock sold in the offering.

In the view of RP Financial, LC. (which is acting as independent appraiser of the value of the shares of Sunshine Bancorp common stock in connection with the conversion), the subscription rights do not have any value for the reasons set forth above. RP Financial, LC.’s view is not binding on the Internal Revenue Service. If the subscription rights granted to Eligible Account Holders, Supplemental Eligible Account Holders and Other Members are deemed to have an ascertainable value, receipt of these rights could result in taxable gain to those Eligible Account Holders, Supplemental Eligible Account Holders and Other Members who exercise the subscription rights in an amount equal to their value, and Sunshine Bancorp could recognize gain on a distribution. Eligible Account Holders, Supplemental Eligible Account Holders and Other Members are encouraged to consult with their own tax advisors as to the tax consequences in the event that subscription rights are deemed to have an ascertainable value.

The Internal Revenue Service will not issue private letter rulings with respect to the issue of whether nontransferable rights have value. Unlike private letter rulings, an opinion of counsel or the view of an independent appraiser is not binding on the Internal Revenue Service and the Internal Revenue Service could disagree with the conclusions reached therein. Depending on the conclusion or conclusions with which the Internal Revenue Service disagrees, the Internal Revenue Service may take the position that the transaction is taxable to any one or more of Sunshine State Bank, the members of Sunshine State Bank, Sunshine Bancorp, Eligible Account Holders, Supplemental Eligible Account Holders and Other Members who exercise their subscription rights. In the event of a disagreement, there can be no assurance that Sunshine Bancorp or Sunshine State Bank would prevail in a judicial or administrative proceeding.

The federal tax opinion has been filed with the Securities and Exchange Commission as an exhibit to Sunshine Bancorp’s registration statement. An opinion regarding the Florida state income tax consequences consistent with the federal tax opinion has been issued by Hacker, Johnson & Smith PA, tax advisors to Sunshine State Bank and Sunshine Bancorp.

Restrictions on Purchase or Transfer of Our Shares after Conversion

The shares being acquired by the directors, executive officers and their associates are being acquired for investment purposes, and not with a view towards resale. All shares of common stock purchased in the offering by a director or an executive officer of Sunshine Bancorp or Sunshine State Bank generally may not be sold for a period of one year following the closing of the conversion, except in the event of the death of the director or executive officer. Each certificate for restricted shares will bear a legend giving notice of this restriction on transfer, and instructions will be issued to the effect that any transfer within this time period of any certificate or ownership of the shares other than as provided above is a violation of the restriction. Any shares of common stock issued at a later date as a stock dividend, stock split or otherwise with respect to the restricted stock will be similarly restricted. The directors and executive officers of Sunshine Bancorp also will be restricted by the insider trading rules promulgated pursuant to the Securities Exchange Act of 1934, as amended.

Purchases of shares of our common stock by any of our directors, executive officers and their associates, during the three-year period following the closing of the conversion may be made only through a broker or dealer registered with the Securities and Exchange Commission, except with the prior written approval of the OCC. This restriction does not apply, however, to negotiated transactions involving more than 1% of our outstanding common stock, to purchases of our common stock to fund stock options by one or more stock-based benefit plans or to any of our tax-qualified employee stock benefit plans or nontax-qualified employee stock benefit plans, including any stock-based benefit plans.

OCC regulations prohibit Sunshine Bancorp from repurchasing its shares of common stock during the first year following the conversion unless compelling business reasons exist for such repurchases, or to fund management recognition plans that have been ratified by stockholders (with OCC approval) or tax-qualified employee stock benefit plans.

RESTRICTIONS ON ACQUISITION OF SUNSHINE BANCORP, INC.

Although the board of directors of Sunshine Bancorp is not aware of any effort that might be made to obtain control of Sunshine Bancorp after the conversion, the board of directors believes that it is appropriate to include certain provisions as part of Sunshine Bancorp’s articles of incorporation and bylaws to protect the interests of Sunshine Bancorp and its stockholders from takeovers which our board of directors might conclude are not in the best interests of Sunshine State Bank, Sunshine Bancorp or Sunshine Bancorp’s stockholders.

The following discussion is a general summary of the material provisions of Sunshine Bancorp’s articles of incorporation and bylaws, Sunshine State Bank’s federal stock charter, Maryland corporation law and certain other regulatory provisions that may be deemed to have an “anti-takeover” effect. The following description of certain of these provisions is necessarily general and, with respect to provisions contained in Sunshine Bancorp’s articles of incorporation and bylaws and Sunshine State Bank’s federal stock charter bylaws, reference should be made in each case to the document in question, each of which is part of Sunshine State Bank’s application for conversion filed with the OCC, and except for Sunshine State Bank’s federal stock charter and bylaws, Sunshine Bancorp’s registration statement filed with the Securities and Exchange Commission. See “Where You Can Find Additional Information.”

Sunshine Bancorp’s Articles of Incorporation and Bylaws

Sunshine Bancorp articles of incorporation and bylaws contain a number of provisions relating to corporate governance and rights of stockholders that might discourage future takeover attempts. As a result, stockholders who might desire to participate in such transactions may not have an opportunity to do so. In addition, these provisions will also render the removal of the board of directors or management of Sunshine Bancorp more difficult.

Directors. The board of directors will be divided into three classes. The members of each class will be elected for a term of three years and only one class of directors will be elected annually. Thus, it would take at least two annual elections to replace a majority of our directors. The bylaws establish qualifications for board members, including:

•	a prohibition on service as a director by a person who is a director, officer or a 10% stockholder of a competitor of Sunshine State Bank or any other subsidiary of Sunshine Bancorp;

•	a prohibition on service as a director by a person (i) who has been convicted of a crime involving dishonesty or breach of trust that is punishable by imprisonment for a term exceeding one year under state or federal law, (ii) who is currently charged in an information, indictment or other complaint with the commission of or participation in such a crime, or (iii) against whom a financial or securities regulatory agency has issued a cease and desist, consent, other formal order, agreement or other written statement, which is subject to public disclosure by such agency;

•	a prohibition on service as a director by a person who is party to any agreement, understanding or commitment with respect to how he or she would act or vote on any issue or question before the board of directors or that would otherwise impact his or her ability to discharge his or her fiduciary duties as a director;

•	a prohibition on any director who does not agree in writing to comply with all of the Sunshine Bancorp policies applicable to directors, in addition to written confirmation that such director is qualified to serve;

•	a requirement that any person proposed to serve as director (other than the initial directors and other than directors who are also officers of Sunshine Bancorp or Sunshine State Bank) have maintained his or her principal residence within 10 miles of an office of Sunshine Bancorp, Sunshine State Bank, or a subsidiary of Sunshine Bancorp for a period of at least one year prior to his or her appointment or election to the board of directors;

•	a restriction on eligibility for election, re-election, appointment or re-appointment to the board of directors (excluding the current directors) if, at the time of such election, re-election, appointment or re-appointment, such person has reached the age of 75 and no director may serve beyond the month that such director has attained the age of 75; and

•	a prohibition on service by nominees or representatives (as defined in applicable Federal Reserve Board regulations) of another person who would not be eligible for service or of an entity the partners or controlling persons of which would not be eligible for service.

Further, the bylaws impose notice and information requirements in connection with the nomination by stockholders of candidates for election to the board of directors or the proposal by stockholders of business to be acted upon at an annual meeting of stockholders. Such notice and information requirements are applicable to all stockholder business proposals and nominations, and are in addition to any requirements under the federal securities laws.

Evaluation of Offers. The articles of incorporation of Sunshine Bancorp provide that its board of directors, when evaluating a transaction that would or may involve a change in control of Sunshine Bancorp (whether by purchases of its securities, merger, consolidation, share exchange, dissolution, liquidation, sale of all or substantially all of its assets, proxy solicitation or otherwise), may, in connection with the exercise of its business judgment in determining what is in the best interests of Sunshine Bancorp and its stockholders and in making any recommendation to the stockholders, give due consideration to all relevant factors, including, but not limited to:

•	the economic effect, both immediate and long-term, upon Sunshine Bancorp’s stockholders, including stockholders, if any, who do not participate in the transaction;

•	the social and economic effect on the present and future employees, creditors and customers of, and others dealing with, Sunshine Bancorp and its subsidiaries and on the communities in which Sunshine Bancorp and its subsidiaries operate or are located;

•	whether the proposal is acceptable based on the historical, current or projected future operating results or financial condition of Sunshine Bancorp;

•	whether a more favorable price could be obtained for Sunshine Bancorp’s stock or other securities in the future;

•	the reputation and business practices of the other entity to be involved in the transaction and its management and affiliates as they would affect the employees of Sunshine Bancorp and its subsidiaries;

•	the future value of the stock or any other securities of Sunshine Bancorp or the other entity to be involved in the proposed transaction;

•	any antitrust or other legal and regulatory issues that are raised by the proposal;

•	the business and historical, current or expected future financial condition or operating results of the other entity to be involved in the transaction, including, but not limited to, debt service and other existing financial obligations, financial obligations to be incurred in connection with the proposed transaction, and other likely financial obligations of the other entity to be involved in the proposed transaction; and

•	the ability of Sunshine Bancorp to fulfill its objectives as a financial institution holding company and on the ability of its subsidiary financial institution to fulfill the objectives of a federally insured financial institution under applicable statutes and regulations.

If the board of directors determines that any proposed transaction should be rejected, it may take any lawful action to defeat such transaction.

Restrictions on Calling Special Meetings. The bylaws provide that special meetings of stockholders can be called by only the Chairperson of the Board, the Vice Chairperson of the Board, the Chief Executive Officer, or a majority of the total number of directors that Sunshine Bancorp would have if there were no vacancies on the board of directors, or the Secretary upon the written request of stockholders entitled to cast at least a majority of all votes entitled to vote at the meeting.

Prohibition of Cumulative Voting. The articles of incorporation prohibit cumulative voting for the election of directors.

Limitation of Voting Rights. The articles of incorporation provide that in no event will any person who beneficially owns more than 10% of the then-outstanding shares of common stock, be entitled or permitted to vote any of the shares of common stock held in excess of the 10% limit. The 10% limit shall not apply if, before the stockholder acquires shares in excess of the 10% limit, the acquisition is approved by a majority of the directors who are not affiliated with the holder and who were members of the board of directors prior to the time of the acquisition (or who were chosen to fill any vacancy of an otherwise unaffiliated director by a majority of the unaffiliated directors).

Restrictions on Removing Directors from Office. The articles of incorporation provide that directors may be removed only for cause, and only by the affirmative vote of the holders of a majority of the voting power of all of our then-outstanding capital stock entitled to vote generally in the election of directors (after giving effect to the limitation on voting rights discussed above in “—Limitation of Voting Rights”), voting together as a single class.

Stockholder Nominations and Proposals. The bylaws provide that any stockholder desiring to make a nomination for the election of directors or a proposal for new business at an annual meeting of stockholders must submit written notice to Sunshine Bancorp at least 90 days prior and not earlier than 120 days prior to the anniversary date of the proxy statement relating to the previous year’s annual meeting. However, if less than 90 days’ prior public disclosure of the date of the meeting is given to stockholders and the date of the annual meeting is advanced by more than 30 days, or delayed by more than 30 days from the anniversary date of the preceding year’s annual meeting, then stockholders must submit written notice to Sunshine Bancorp no later than 10 days following the day on which public disclosure of the date of the meeting is first made.

Authorized but Unissued Shares. After the conversion, Sunshine Bancorp will have authorized but unissued shares of common and preferred stock. See “Description of Capital Stock of Sunshine

Bancorp, Inc.” The articles of incorporation authorize 50,000,000 shares of common stock and 5,000,000 shares of serial preferred stock. Sunshine Bancorp is authorized to issue preferred stock from time to time in one or more series subject to applicable provisions of law, and the board of directors is authorized to fix the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption of such shares. In addition, the articles of incorporation provide that a majority of the total number of directors that Sunshine Bancorp would have if there were no vacancies on the board of directors may, without action by the stockholders, amend the articles of incorporation to increase or decrease the aggregate number of shares of stock of any class or series that Sunshine Bancorp has the authority to issue. In the event of a proposed merger, tender offer or other attempt to gain control of Sunshine Bancorp that the board of directors does not approve, it would be possible for the board of directors to authorize the issuance of a series of preferred stock with rights and preferences that would impede the completion of the transaction. An effect of the possible issuance of preferred stock therefore may be to deter a future attempt to gain control of Sunshine Bancorp. The board of directors has no present plan or understanding to issue any preferred stock.

Amendments to Articles of Incorporation and Bylaws. Except as provided under “— Authorized but Unissued Shares,” above, regarding the amendment of the articles of incorporation by the board of directors to increase or decrease the number of shares authorized for issuance, or as otherwise allowed by law, any amendment to the articles of incorporation must be approved by our board of directors and also by two-thirds of the outstanding shares of our voting stock (or a majority of the outstanding shares of our voting stock if the amendment is approved by two-thirds of our board of directors); provided, however, that approval by at least 80% of the outstanding voting stock is generally required to amend the following provisions:

(i)	the limitation on voting rights of persons who directly or indirectly beneficially own more than 10% of the outstanding shares of common stock;

(ii)	the management of Sunshine Bancorp by the board of directors and division of the board of directors into three staggered classes;

(iii)	the ability of the board of directors to fill vacancies on the board;

(iv)	the prohibition of cumulative voting;

(v)	the requirement that at least a majority of the voting power of the stockholders must vote to remove directors, and can only remove directors for cause;

(vi)	the ability of the board of directors to amend and repeal the bylaws and the required stockholder vote to amend or repeal the bylaws;

(vii)	the ability of the board of directors to evaluate a variety of factors in evaluating offers to purchase or otherwise acquire Sunshine Bancorp;

(viii)	the authority of the board of directors to provide for the issuance of preferred stock;

(ix)	the validity and effectiveness of any action lawfully authorized by the affirmative vote of the holders of a majority of the total number of outstanding shares of common stock;

(x)	the number of stockholders constituting a quorum or required for stockholder consent;

(xi)	the provision regarding stockholder proposals and nominations;

(xii)	the indemnification of current and former directors and officers, as well as employees and other agents, by Sunshine Bancorp;

(xiii)	the limitation of liability of officers and directors to Sunshine Bancorp for money damages; and

(xiv)	the provision of the articles of incorporation requiring approval of at least 80% of the outstanding voting stock to amend the provisions of the articles of incorporation set forth in (i) through (xiii) of this list and the provisions related to amendment of the articles of incorporation.

The articles of incorporation also provide that the bylaws may be amended by the affirmative vote of a majority of the total number of directors that Sunshine Bancorp would have if there were no vacancies on the board of directors or by the stockholders by the affirmative vote of at least 80% of the votes entitled to be cast in the election of directors (after giving effect to the limitation on voting rights discussed above in “—Limitation of Voting Rights”).

Maryland Corporate Law

Under Maryland law, “business combinations” between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, statutory share exchange or, in circumstances specified in the statute, certain transfers of assets, certain stock issuances and transfers, liquidation plans and reclassifications involving interested stockholders and their affiliates or issuance or reclassification of equity securities. Maryland law defines an interested stockholder as: (i) any person who beneficially owns 10% or more of the voting power of a corporation’s voting stock after the date on which the corporation had 100 or more beneficial owners of its stock; or (ii) an affiliate or associate of the corporation at any time after the date on which the corporation had 100 or more beneficial owners of its stock who, within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then-outstanding voting stock of the corporation. A person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which the person otherwise would have become an interested stockholder. However, in approving a transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board.

After the five-year prohibition, any business combination between the Maryland corporation and an interested stockholder generally must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least: (i) 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and (ii) two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder. These super-majority vote requirements do not apply if the corporation’s common stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares.

Sunshine State Bank’s Charter

The charter of Sunshine State Bank provides that for a period of five years from the closing of the conversion and offering, no person (including a group acting in concert) other than Sunshine Bancorp, Inc. may offer directly or indirectly to acquire the beneficial ownership of more than 10% of any class of equity security of Sunshine State Bank. This provision does not apply to any tax-qualified employee benefit plan of Sunshine State Bank or Sunshine Bancorp, or to an underwriter or member of an underwriting or selling group involving the public sale or resale of securities of Sunshine State Bank or any of its subsidiaries, so long as after the sale or resale, no underwriter or member of the selling group is a beneficial owner, directly or indirectly, of more than 10% of any class of equity securities of Sunshine State Bank. In addition, during this five-year period, all shares owned over the 10% limit may not be voted on any matter submitted to stockholders for a vote.

Conversion Regulations

OCC regulations prohibit any person from making an offer, announcing an intent to make an offer or participating in any other arrangement to purchase stock or acquiring stock or subscription rights in a converting institution or its holding company from another person prior to completion of its conversion. Further, without the prior written approval of the OCC, no person may make an offer or announcement of an offer to purchase shares or actually acquire shares of a converted institution or its holding company for a period of three years from the date of the completion of the conversion if, upon the completion of such offer, announcement or acquisition, the person would become the beneficial owner of more than 10% of the outstanding stock of the institution or its holding company. The OCC has defined “person” to include any individual, group acting in concert, corporation, partnership, association, joint stock company, trust, unincorporated organization or similar company, a syndicate or any other group formed for the purpose of acquiring, holding or disposing of securities of an insured institution. However, offers made exclusively to a savings and loan association or its holding company, or an underwriter or member of a selling group acting on the converting institution’s or its holding company’s behalf for resale to the general public are excepted. The regulation also provides civil penalties for willful violation or assistance in any such violation of the regulation by any person connected with the management of the converting institution or its holding company or who controls more than 10% of the outstanding shares or voting rights of a converted institution or its holding company.

Change in Control Regulations

Under the Change in Bank Control Act, no person may acquire control of a savings and loan holding company unless the Federal Reserve Board has been given 60 days’ prior written notice and has not issued a notice disapproving the proposed acquisition. In addition, Federal Reserve Board regulations provide that no company may acquire control of a savings and loan holding company without the prior approval of the Federal Reserve Board.

Control, as defined under federal law, means ownership, control of or holding irrevocable proxies representing more than 25% of any class of voting stock, control in any manner of the election of a majority of the institution’s directors, or a determination by the Federal Reserve Board that the acquirer has the power to direct, or directly or indirectly to exercise a controlling influence over, the management or policies of the institution.

Acquisition of more than 10% of any class of a savings and loan holding company’s voting stock, if the acquirer is also subject to any one of eight “control factors,” constitutes a rebuttable determination of control under Federal Reserve Board regulations. Such control factors include the acquirer being one of the two largest stockholders. The determination of control may be rebutted by submission to the Federal Reserve Board, prior to the acquisition of stock or the occurrence of any other circumstances giving rise to such determination, of a statement setting forth facts and circumstances which would support a finding that no control relationship will exist and containing certain undertakings. The regulations provide that persons or companies that acquire beneficial ownership exceeding 10% or more of any class of a savings and loan holding company’s stock who do not intend to participate in or seek to exercise control over a savings and loan holding company’s management or policies may qualify for a safe harbor by filing with the Federal Reserve Board a certification form that states, among other things, that the holder is not in control of such institution, is not subject to a rebuttable determination of control and will take no action which would result in a determination or rebuttable determination of control without prior notice to or approval of the Federal Reserve Board, as applicable. There are also rebuttable presumptions in the regulations concerning whether a group “acting in concert” exists, including presumed action in concert among members of an “immediate family.”

The Federal Reserve Board may prohibit an acquisition of control if it finds, among other things, that:

•	the acquisition would result in a monopoly or substantially lessen competition;

•	the financial condition of the acquiring person might jeopardize the financial stability of the institution;

•	the competence, experience or integrity of the acquiring person indicates that it would not be in the interest of the depositors or the public to permit the acquisition of control by such person; or

•	the acquisition would have an adverse effect on the FDIC’s Deposit Insurance Fund.

In addition, a savings and loan holding company must obtain the approval of the Federal Reserve Board prior to acquiring voting control of more than 5% of any class of voting stock of another savings and loan association or another savings and loan association holding company.

DESCRIPTION OF CAPITAL STOCK OF SUNSHINE BANCORP, INC.

General

Sunshine Bancorp is authorized to issue 50,000,000 shares of common stock, par value of $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share. Sunshine Bancorp currently expects to issue in the offering up to 4,232,000 shares of common stock. Sunshine Bancorp will not issue shares of preferred stock in the stock offering. Each share of Sunshine Bancorp common stock will have the same relative rights as, and will be identical in all respects to, each other share of common stock. Upon payment of the subscription price for the common stock in accordance with the plan of conversion, all of the shares of common stock will be duly authorized, fully paid and nonassessable.

The shares of common stock of Sunshine Bancorp will represent nonwithdrawable capital, will not be an account of an insurable type, and will not be insured by the FDIC or any other government agency.

Common Stock

Dividends. Sunshine Bancorp can pay dividends on its common stock if, after giving effect to such distribution, (i) it would be able to pay its indebtedness as the indebtedness comes due in the usual course of business and (ii) its total assets exceed the sum of its liabilities and the amount needed, if Sunshine Bancorp were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of any holders of capital stock who have a preference in the event of dissolution. The holders of common stock of Sunshine Bancorp will be entitled to receive and share equally in dividends as may be declared by our board of directors out of funds legally available therefor. If Sunshine Bancorp issues shares of preferred stock, the holders thereof may have a priority over the holders of the common stock with respect to dividends.

Voting Rights. Upon consummation of the conversion, the holders of common stock of Sunshine Bancorp will have exclusive voting rights in Sunshine Bancorp. They will elect Sunshine Bancorp’s board of directors and act on other matters as are required to be presented to them under Maryland law or as are otherwise presented to them by the board of directors. Generally, each holder of common stock will be entitled to one vote per share and will not have any right to cumulate votes in the election of directors. Any person who beneficially owns more than 10% of the then-outstanding shares of Sunshine Bancorp’s common stock, however, will not be entitled or permitted to vote any shares of common stock held in excess of the 10% limit absent certain exceptions discussed previously. If Sunshine Bancorp issues shares of preferred stock, holders of the preferred stock may also possess voting rights. Amendments to the articles of incorporation generally require, in addition to majority approval by the board of directors, a two-thirds approval of the outstanding shares eligible to vote, and certain amendments require the approval of 80% of the outstanding shares eligible to vote.

As a federal stock savings and loan association, corporate powers and control of Sunshine State Bank will be vested in its board of directors, who elect the officers of Sunshine State Bank and who fill any vacancies on the board of directors. Voting rights of Sunshine State Bank will be vested exclusively in the owner of the shares of capital stock of Sunshine State Bank, which will be Sunshine Bancorp, and voted at the direction of Sunshine Bancorp’s board of directors. Consequently, the holders of the common stock of Sunshine Bancorp will not have direct control of Sunshine State Bank.

Liquidation. In the event of any liquidation, dissolution or winding up of Sunshine State Bank, Sunshine Bancorp, as the holder of 100% of Sunshine State Bank’s capital stock, would be entitled to receive all assets of Sunshine State Bank available for distribution, after payment or provision for payment of all debts and liabilities of Sunshine State Bank, including all deposit accounts and accrued interest thereon, and after distribution of the balance in the liquidation account to Eligible Account Holders and Supplemental Eligible Account Holders. In the event of liquidation, dissolution or winding up of Sunshine Bancorp, the holders of its common stock would be entitled to receive, after payment or provision for payment of all its debts and liabilities, all of the assets of Sunshine Bancorp available for distribution. If preferred stock is issued, the holders thereof may have a priority over the holders of the common stock in the event of liquidation or dissolution.

Preemptive Rights. Holders of the common stock of Sunshine Bancorp will not be entitled to preemptive rights with respect to any shares that may be issued, unless such preemptive rights are approved by the board of directors. The common stock is not subject to redemption.

Preferred Stock

None of the shares of Sunshine Bancorp’s authorized preferred stock will be issued as part of the offering or the conversion. Preferred stock may be issued with preferences and designations as our board of directors may from time to time determine. Our board of directors may, without stockholder approval, issue shares of preferred stock with voting, dividend, liquidation and conversion rights that could dilute the voting strength of the holders of the common stock and may assist management in impeding an unfriendly takeover or attempted change in control.

TRANSFER AGENT

The transfer agent and registrar for Sunshine Bancorp’s common stock will be Registrar and Transfer Company, Cranford, New Jersey.

EXPERTS

The financial statements of Sunshine State Bank as of December 31, 2013 and 2012, and for the years then ended, have been included herein in reliance upon the report of Hacker, Johnson & Smith PA, independent registered public accounting firm, which is included herein and upon the authority of said firm as experts in accounting and auditing.

RP Financial, LC. has consented to the publication herein of the summary of its report to Sunshine Bancorp setting forth its opinion as to the estimated pro forma market value of the shares of common stock upon completion of the conversion and offering and its letter with respect to subscription rights.

LEGAL MATTERS

Luse Gorman Pomerenk & Schick, P.C., Washington, D.C., counsel to Sunshine Bancorp and Sunshine State Bank, has issued to Sunshine Bancorp its opinion regarding the legality of the common stock and the federal income tax consequences of the conversion. Hacker, Johnson & Smith PA has provided an opinion to us regarding the Florida state income tax consequences of the conversion. Certain legal matters will be passed upon for Keefe, Bruyette & Woods, Inc. by Kilpatrick, Townsend & Stockton LLP, Washington, D.C.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

Sunshine Bancorp has filed with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 with respect to the shares of common stock offered hereby. As permitted by the rules and regulations of the Securities and Exchange Commission, this prospectus does not contain all the information set forth in the registration statement. Such information, including the appraisal report which is an exhibit to the registration statement, can be examined without charge at the public reference facilities of the Securities and Exchange Commission located at 100 F Street, N.E., Washington, D.C. 20549, and copies of such material can be obtained from the Securities and Exchange Commission at prescribed rates. The Securities and Exchange Commission telephone number is 1-800-SEC-0330. In addition, the Securities and Exchange Commission maintains a web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission, including Sunshine Bancorp. The statements contained in this prospectus as to the contents of any contract or other document filed as an exhibit to the registration statement are, of necessity, brief descriptions of the material terms of, and should be read in conjunction with, such contract or document.

Sunshine State Bank has filed with the OCC an application with respect to the conversion. This prospectus omits certain information contained in the application filed by Sunshine State Bank. Sunshine State Bank’s application may be examined at the Southern District Office of the OCC located at 500 North Akard Street, Suite 1600, Dallas, Texas 75201. A copy of the plan of conversion is available for your review at Sunshine State Bank’s office.

In connection with the offering, Sunshine Bancorp will register its common stock under Section 12(b) of the Securities Exchange Act of 1934 and, upon such registration, Sunshine Bancorp and the holders of its common stock will become subject to the proxy solicitation rules, reporting requirements and restrictions on common stock purchases and sales by directors, officers and greater than 10% stockholders, the annual and periodic reporting and certain other requirements of the Securities Exchange Act of 1934. Under the plan of conversion, Sunshine Bancorp has undertaken that it will not terminate such registration for a period of at least three years following the offering.

INDEX TO FINANCIAL STATEMENTS OF

SUNSHINE STATE FEDERAL SAVINGS AND LOAN ASSOCIATION

* * *

Separate financial statements for Sunshine Bancorp have not been included in this prospectus because Sunshine Bancorp has not engaged in any significant activities, has no significant assets, and has no contingent liabilities, revenue or expenses.

All financial statement schedules have been omitted as the required information either is not applicable or is included in the financial statements or related notes.

Report of Independent Registered Public Accounting Firm

The Board of Directors

Sunshine State Federal Savings

and Loan Association

Plant City, Florida:

We have audited the accompanying balance sheets of Sunshine State Federal Savings and Loan Association (the “Association”), as of December 31, 2013 and 2012 and the related statements of operations, retained income and cash flows for the years then ended. These financial statements are the responsibility of the Association’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Association at December 31, 2013 and 2012, and the results of its operations and its cash flows for years then ended, in conformity with U.S. generally accepted accounting principles.

HACKER, JOHNSON & SMITH PA

Tampa, Florida

March 12, 2014

SUNSHINE STATE FEDERAL SAVINGS AND LOAN ASSOCIATION

Balance Sheets

(In thousands)

	At December 31,
	2013	2012
Assets

Cash and due from banks	$2,391	3,140
Interest-bearing deposits with banks	7,545	1,265
Federal funds sold	1,118	7,896

Cash and cash equivalents	11,054	12,301

Time deposits with banks	9,528	9,038
Securities held to maturity	48,436	44,701
Loans, net of allowance for loan losses of $1,718 and $2,276	111,263	114,038
Premises and equipment, net	6,128	6,114
Federal Home Loan Bank stock, at cost	237	302
Cash surrender value of bank-owned life insurance	4,089	3,967
Deferred income taxes	1,290	1,369
Accrued interest receivable	581	603
Other real estate owned	1,422	990
Other assets	411	624

Total assets	$194,439	194,047

Liabilities and Retained Earnings

Liabilities:
Noninterest-bearing accounts	29,123	25,705
NOW accounts	30,129	31,172
Money-market deposit accounts	35,713	34,064
Savings accounts	25,724	24,713
Time deposits	44,230	48,568

Total deposits	164,919	164,222

Official checks	392	1,145
Advances by borrowers for taxes and insurance	141	157
Other liabilities	2,435	2,112

Total liabilities	167,887	167,636

Commitments and contingencies (Notes 7 and 10)

Retained income	26,552	26,411

Total liabilities and retained earnings	$194,439	194,047

See accompanying Notes to Financial Statements.

SUNSHINE STATE FEDERAL SAVINGS AND LOAN ASSOCIATION

Statements of Operations

(In thousands)

	Year Ended December 31,
	2013	2012
Interest income:
Loans	$5,569	6,229
Securities	497	361
Other	29	15

Total interest income	6,095	6,605

Interest expense:
Deposit accounts	374	560

Net interest income	5,721	6,045

Provision for loan losses	—	—

Net interest income after provision for loan losses	5,721	6,045

Noninterest income:
Fees and service charges on deposit accounts	668	676
Fees and charges on loans	75	74
Gain on sale of other real estate owned	3	6
Income from bank-owned life insurance	122	126
Other	62	15

Total noninterest income	930	897

Noninterest expenses:
Salaries and employee benefits	3,467	3,712
Occupancy and equipment	984	1,023
Data and item processing services	457	439
Professional fees	241	192
Other real estate owned	62	497
Advertising and promotion	70	90
Stationary and supplies	71	76
Deposit insurance and general insurance expense	248	246
Other	805	726

Total noninterest expenses	6,405	7,001

Income (loss) before income taxes (benefit)	246	(59)

Income taxes (benefit)	105	(22)

Net income (loss)	$141	(37)

See accompanying Notes to Financial Statements.

SUNSHINE STATE FEDERAL SAVINGS AND LOAN ASSOCIATION

Statements of Retained Income

(In thousands)

	Year Ended December 31,
	2013	2012
Retained income at beginning of year	$26,411	26,448
Net income (loss)	141	(37)

Retained income at end of year	$26,552	26,411

See accompanying Notes to Financial Statements.

SUNSHINE STATE FEDERAL SAVINGS AND LOAN ASSOCIATION

Statements of Cash Flows

(In thousands)

	Year Ended December 31,
	2013	2012
Cash flows from operating activities:
Net income (loss)	$141	(37)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	381	442
Deferred income tax benefit	79	(68)
Amortization of premiums and discounts on securities, net	277	212
Net amortization of deferred loan fees and costs	(23)	(30)
Net income from bank-owned life insurance	(122)	(126)
Gain on sale of other real estate owned	(3)	(6)
Write-down on other real estate owned	14	425
Decrease in accrued interest receivable	22	33
Decrease in other assets	213	106
(Decrease) increase in official checks	(753)	256
Increase (decrease) in other liabilities	323	(283)

Net cash provided by operating activities	549	924

Cash flows from investing activities:
Purchase of time deposits with banks	(3,675)	(3,893)
Maturities of time deposits with banks	3,185	1,960
Purchases of securities held to maturity	(16,012)	(31,582)
Maturities of securities held to maturity	12,000	12,000
Net decrease in loans	2,332	11,471
Proceeds from sale of other real estate owned	23	1,318
Net purchases of premises and equipment	(395)	(51)
Redemption of Federal Home Loan Bank stock	65	63

Net cash used in investing activities	(2,477)	(8,714)

Cash flows from financing activities:
Net increase (decrease) in deposits	697	(4,150)
Net (decrease) increase in advances by borrowers for taxes and insurance	(16)	18

Net cash provided by (used in) financing activities	681	(4,132)

Decrease in cash and cash equivalents	(1,247)	(11,922)

Cash and cash equivalents at beginning of year	12,301	24,223

Cash and cash equivalents at end of year	$11,054	12,301

Supplemental disclosure of cash flow information:
Cash paid during the year for:
Income taxes	$—	155

Interest	$374	562

Noncash transactions:
Transfer from loans to other real estate owned	$634	406

Loans to facilitate the sale of other real estate owned	$168	113

See accompanying Notes to Financial Statements.

SUNSHINE STATE FEDERAL SAVINGS AND LOAN ASSOCIATION

Notes to Financial Statements

December 31, 2013 and 2012 and the Years Then Ended

(1) Organization and Significant Accounting Policies

Organization. Sunshine State Federal Savings and Loan Association (the “Association”) through its five banking offices provides a variety of retail community banking services to individuals and businesses primarily in Hillsborough and Pasco Counties, Florida. The Association’s deposits are insured up to the applicable limits by the Federal Deposit Insurance Corporation (the “FDIC”).

The accounting and reporting policies of the Association conform to accounting principles generally accepted in the United States of America (“GAAP”) and to prevailing practices within the banking industry. The following summarizes the more significant of these policies and practices.

Subsequent Events. Management has evaluated all significant events occurring subsequent to the balance sheet date through March 12, 2014, which is the date the financial statements were available to be issued, determining no events require additional disclosure in the financial statements.

Use of Estimates. In preparing financial statements in conformity with GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the valuation of other real estate owned and deferred income taxes.

Cash and Cash Equivalents. For purposes of the statements of cash flows, cash and cash equivalents include cash and balances due from banks, interest-bearing deposits with banks and federal funds sold, all of which have original maturities of ninety days or less.

The Association is required under Federal Reserve Board regulations to maintain cash reserves, generally consisting of cash or noninterest-earning accounts, against its transaction accounts. At December 31, 2013 and 2012, the Association’s cash reserve requirements were $1,214,000 and $1,141,000, respectively.

Securities Held to Maturity. Securities classified as held to maturity for which the Association has the positive intent and ability to hold to maturity are reported at cost, adjusted for premiums and discounts that are recognized in interest income using the interest method over the period to maturity.

(continued)

SUNSHINE STATE FEDERAL SAVINGS AND LOAN ASSOCIATION

Notes to Financial Statements, Continued

(1) Organization and Significant Accounting Policies, Continued

Securities Held to Maturity, Continued. Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Association to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Loans. Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans.

Loan origination fees are deferred and certain direct origination costs are capitalized. The net amount are deferred and are recognized as an adjustment of the yield of the related loan.

The accrual of interest on all portfolio classes, including troubled debt restructurings, is discontinued at the time the loan is more than ninety days delinquent unless the loan is well collateralized and in process of collection. Nonaccrual loans are reviewed for charge-off if more than ninety days past due, except for residential loans and consumer loans. Residential loans are reviewed at 180 days and consumer loans are reviewed at 120 days past due. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered unlikely.

All interest accrued but not collected for loans placed on nonaccrual or charged-off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured. In addition, a loan should be in accordance with the contractual terms for a reasonable period of time, usually requiring a payment history of six months.

Allowance for Loan Losses. The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to operations. Loan losses are charged against the allowance when management believes the uncollectability of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. There were no changes in the Association’s accounting policies or methodology related to the allowance for loan losses during the years ended December 31, 2013 or 2012.

The allowance for loan losses is evaluated on a quarterly basis by management and is based upon management’s periodic review of the collectability of the loans in light of historical experience, the size and composition of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

(continued)

SUNSHINE STATE FEDERAL SAVINGS AND LOAN ASSOCIATION

Notes to Financial Statements, Continued

(1) Organization and Significant Accounting Policies, Continued

Allowance for Loan Losses, Continued. The allowance consists of specific and general components. The specific component relates to loans that are classified as impaired. For such loans, an allowance is established when the discounted cash flows, collateral value or observable market price of the impaired loan is lower than the carrying value of that loan. The general component covers all other loans and is based on historical loss experience adjusted for qualitative factors.

The historical loss component of the allowance is determined by losses recognized by portfolio segment over the preceding eighteen quarters. This is supplemented by the risks for each portfolio segment. Risk factors impacting loans in each of the portfolio segments include broad deterioration of property values, reduced consumer and business spending as a result of continued high unemployment and reduced credit availability and lack of confidence in a sustainable recovery. The historical experience is adjusted for the following qualitative factors: (a) the existence and effect of any concentrations of credit and changes in the level of such concentrations; (b) changes in national, regional and local economic conditions that affect the collectability of the loan portfolio; (c) changes in levels or trends in charge-offs and recoveries; (d) changes in the volume and severity of past due loans, nonaccrual loans or loans classified special mention, substandard, doubtful or loss; (e) changes in the nature and volume of the loan portfolio and terms of loans; (f) changes in lending policies and procedures, risk selection and underwriting standards; (g) changes in the experience, ability and depth of lending management and other relevant staff; (h) quality of loan review; (i) the effect of other external factors, trends or uncertainties that could affect management’s estimate of probable losses, such as competition and industry conditions.

A loan is considered impaired when, based on current information and events, it is probable that the Association will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial, commercial real estate and residential mortgage loan segments by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral-dependent.

(continued)

SUNSHINE STATE FEDERAL SAVINGS AND LOAN ASSOCIATION

Notes to Financial Statements, Continued

(1) Organization and Significant Accounting Policies, Continued

Allowance for Loan Losses, Continued. Modifications to a borrower’s debt agreement are considered trouble debt restructurings (“TDRs”) if a concession is granted for economic or legal reasons related to a borrower’s financial difficulties that otherwise would not be considered. TDRs are undertaken in order to improve the likelihood of recovery on the loan and may take the form of modifications made with the stated interest rate lower than the current market rate for new debt with similar risk, other modifications to the structure of the loan that fall outside of normal underwriting policies and procedures, or in certain limited circumstances forgiveness of principal or interest. TDRs can involve loans remaining on nonaccrual, moving to nonaccrual, or continuing on accruing status, depending on the individual facts and circumstances of the borrower. In circumstances where the TDR involves charging off a portion of the loan balance, the Association typically classifies these TDRs as nonaccrual.

In connection with commercial TDRs, the decision to maintain a loan that has been restructured on accrual status is based on a current, well documented credit evaluation of the borrower’s financial condition and prospects for repayment under the modified terms. This evaluation includes consideration of the borrower’s current capacity to pay, which among other things may include a review of the borrower’s current financial statements, an analysis of cash flow available to pay debt obligations, and an evaluation of secondary sources of payment from the client and any guarantors. This evaluation also includes an evaluation of the borrower’s current willingness to pay, which may include a review of past payment history, an evaluation of the borrower’s willingness to provide information on a timely basis, and consideration of offers from the borrower to provide additional collateral or guarantor support. The credit evaluation also reflects consideration of the borrower’s future capacity and willingness to pay, which may include evaluation of cash flow projections, consideration of the adequacy of collateral to cover all principal and interest and trends indicating improving profitability and collectability of receivables.

The evaluation of mortgage and consumer loans includes an evaluation of the client’s debt to-income ratio, credit report, property value, loan vintage, and certain other client-specific factors that impact their ability to make timely principal and interest payments on the loan.

Nonaccrual commercial TDRs may be returned to accrual status based on a current, well-documented credit evaluation of the borrower’s financial condition and prospects for repayment under the modified terms. This evaluation must include consideration of the borrower’s sustained historical repayment performance for a reasonable period (generally a minimum of six months) prior to the date on which the loan is returned to accrual status. Sustained historical repayment performance for a reasonable time prior to the TDR may be taken into account. In connection with retail TDRs, nonperforming loan will be returned to accruing status when current as to principal and interest and upon a sustained historical repayment performance (generally a minimum of six months).

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Association does not separately identify individual consumer loans for impairment disclosures.

(continued)

SUNSHINE STATE FEDERAL SAVINGS AND LOAN ASSOCIATION

Notes to Financial Statements, Continued

(1) Organization and Significant Accounting Policies, Continued

Bank Owned Life Insurance. The Association purchased life insurance policies on its key officers. At the time of purchase, in order to avoid an income tax liability in the event a policy was redeemed, the Association elected to record a deferred income tax liability on the income earned on those policies. In the event of death of any of the insured, the applicable deferred taxes would be recaptured.

We invest in bank owned life insurance to provide us with an offset for expenses related to our benefit plan obligations, and to fund obligations in the event of an executive’s death. Bank owned life insurance also generally provides us noninterest income that is nontaxable. Federal regulations generally limit our investment in bank owned life insurance to 25% of our Tier 1 capital plus our allowance for loan losses. At December 31, 2013, this limit was $6.7 million, and we had invested $4.1 million in bank owned life insurance.

Income Taxes. There are two components of income taxes: current and deferred. Current income taxes reflect taxes to be paid or refunded for the current period by applying the provisions of the enacted tax law to the taxable income or excess of deductions over revenues. The Association determines deferred income taxes using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities, and enacted changes in tax rates and laws are recognized in the period in which they occur. Deferred income taxes result from changes in deferred tax assets and liabilities between periods. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence available, it is more likely than not that some portion or all of a deferred tax asset will not be realized.

Uncertain tax positions are recognized if it is more likely than not that the tax position will be realized or sustained upon examination including resolution of the related appeals or litigation processes, if any. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50 percent likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances, and information available at the reporting date and is subject to management’s judgment. As of December 31, 2013, management is not aware of any uncertain tax positions that would have a material effect on the Association’s financial statements.

The Association recognizes interest and penalties on income taxes as a component of income taxes.

(continued)

SUNSHINE STATE FEDERAL SAVINGS AND LOAN ASSOCIATION

Notes to Financial Statements, Continued

(1) Organization and Significant Accounting Policies, Continued

Premises and Equipment. Land is stated at cost. Buildings and improvements and furniture and equipment are stated at cost, less accumulated depreciation. Depreciation expense is computed using the straight-line method over the estimated useful lives of the assets. Estimate useful lives for building and improvements is forty years; for furniture and equipment from three to ten years.

Other Real Estate Owned. Other real estate owned includes assets acquired through, or in lieu of, loan foreclosure and are held for sale and are initially recorded at fair value less estimated selling costs at the date of foreclosure establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of the new cost basis or fair value less estimated selling costs. Revenue and expenses from operations and changes in the valuation allowance are included in operations.

Fair Value Measurements. GAAP defines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value measurements.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. GAAP also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy describes three levels of inputs that may be used to measure fair value:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities that are not active; and model-driven valuations whose inputs are observable or whose significant value drivers are observable. Valuations may be obtained from, or corroborated by, third-party pricing services.

Level 3: Unobservable inputs to measure fair value of assets and liabilities for which there is little, if any market activity at the measurement date, using reasonable inputs and assumptions based upon the best information at the time, to the extent that inputs are available without undue cost and effort.

(continued)

SUNSHINE STATE FEDERAL SAVINGS AND LOAN ASSOCIATION

Notes to Financial Statements, Continued

(1) Organization and Significant Accounting Policies, Continued

Fair Value Measurements, Continued.

The following describes valuation methodologies used for assets measured at fair value:

Impaired Loans. Estimates of fair value for impaired loans is based on the estimated value of the underlying collateral which is determined based on a variety of information, including the use of available appraisals, estimates of market value by licensed appraisers or local real estate brokers and the knowledge and experience of the Association’s management related to values of properties in the Association’s market areas. Management takes into consideration the type, location and occupancy of the property as well as current economic conditions in the area the property is located in assessing estimates of fair value. Accordingly, fair value estimates for impaired loans are classified as Level 3.

Foreclosed Assets. Estimates of fair values are determined based on a variety of information, including the use of available appraisals, estimates of market value by licensed appraisers or local real estate brokers and the knowledge and experience of the Association’s senior lending officers related to values of properties in the Association’s market areas. These officers take into consideration the type, location and occupancy of the property as well as current economic conditions in the area the property is located in assessing estimates of fair value. Accordingly, the fair values estimates for foreclosed real estate are classified as Level 3.

Off-Balance-Sheet Financial Instruments. In the ordinary course of business, the Association has entered into off-balance-sheet financial instruments consisting of unused lines of credit, commitments to extend credit and standby letters of credit. Such financial instruments are recorded in the financial statements when they are funded.

Fair Values of Financial Instruments. The following methods and assumptions were used by the Association in estimating fair values of financial instruments:

Cash and Cash Equivalents. The carrying amounts approximate their fair value.

Time Deposits with Banks. The fair value of time deposits are estimated using discounted cash flow analyses based on current rates for similar types of deposits.

Securities Held to Maturity. Fair values for securities are based on quoted market prices for identical or similar securities.

Loans. For variable-rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. Fair values for fixed-rate mortgages (e.g. one-to four-family residential), commercial real estate and commercial loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for nonperforming loans are estimated using discounted cash flow analysis or underlying collateral values, where applicable.

Federal Home Loan Bank Stock. The stock is not publicly traded and the estimated fair value is its redemption value.

(continued)

SUNSHINE STATE FEDERAL SAVINGS AND LOAN ASSOCIATION

Notes to Financial Statements, Continued

(1) Organization and Significant Accounting Policies, Continued

Fair Values of Financial Instruments, Continued.

Accrued Interest Receivable. The carrying amount of accrued interest receivable approximates its fair value.

Deposit. The fair values disclosed for demand, NOW, money-market and savings deposits are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). Fair values for fixed-rate time deposits are estimated using discounted cash flow calculation that applies interest rates currently being offering on time deposits to a schedule of aggregated expected monthly maturities of time deposits.

Off-Balance-Sheet Financial Instruments. Fair values for off-balance-sheet lending commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties’ credit standing.

Comprehensive Income (Loss). During the years ending December 31, 2013 and 2012, the Association had no components of other comprehensive income (loss).

Recent Pronouncements. In January 2013, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2013-01, Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities, which limits the scope of the new balance sheet offsetting disclosures in ASU 2011-11 to derivatives, repurchase agreements, and securities lending transactions to the extent that they are (1) offset in the financial statements or (2) subject to an enforceable master netting arrangement or similar agreement. The adoption of this guidance had no effect on the Association’s financial statements.

In February 2013, the FASB Issued ASU No. 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income, which requires entities to present information about reclassification adjustments from accumulated other comprehensive income in their annual financial statements in a single note or on the face of the financial statements. This guidance is effective prospectively January 1, 2014. Upon adoption, this guidance is not expected to impact the Association’s financial statements.

In February 2013, the FASB Issued ASU No. 2013-04, Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation Is Fixed at the Reporting Date. ASU 2013-04 provides guidance for the recognition, measurement, and disclosure of obligations resulting from joint and several liability arrangements for obligations within the scope of this ASU, which is effective January 1, 2014. Upon adoption, this guidance is not expected to impact the Association’s financial statements.

(continued)

SUNSHINE STATE FEDERAL SAVINGS AND LOAN ASSOCIATION

Notes to Financial Statements, Continued

(1) Organization and Significant Accounting Policies, Continued

Recent Pronouncements, Continued. In July 2013, the FASB issued ASU 2013-11, Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists, which among other things, require an unrecognized tax benefit, or a portion of an unrecognized tax benefit, to be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except as denoted within the ASU. The amendments in this ASU are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. Upon adoption, this guidance is not expected to impact the Association’s financial statements.

Recent Regulatory Developments

Basel III Rules. On July 2, 2013, the Federal Reserve Board (the “FRB”) approved the final rules implementing the Basel Committee on Banking Supervision’s capital guidelines for U.S. banks. Under the final rules, minimum requirements will increase for both the quantity and quality of capital held by the Association. The rules include a new common equity Tier 1 capital to risk-weighted assets ratio of 4.5% and a common equity Tier 1 capital conservation buffer of 2.5% of risk-weighted assets. The final rules also raise the minimum ratio of Tier 1 capital to risk-weighted assets from 4.0% to 6.0% and require a minimum leverage ratio of 4.0%. The final rules also implement strict eligibility criteria for regulatory capital instruments. In July 2013, the Office of the Comptroller of the Currency (“OCC”) also approved, as an interim final rule, the regulatory capital requirements for U.S. banks, following the actions of the FRB. The OCC’s rule is identical in substance to the final rules issued by the FRB.

The phase-in period for the final rules will begin for the Association on January 1, 2015, with full compliance with all of the final rule’s requirements phased in over a multi-year schedule. The Association is currently evaluating the provisions of the final rules and their expected impact on the Association.

Reclassifications. Certain amounts in the 2012 financial statements have been reclassified to conform with the 2013 presentation, all of which had no effect on net income (loss).

(continued)

SUNSHINE STATE FEDERAL SAVINGS AND LOAN ASSOCIATION

Notes to Financial Statements, Continued

(2) Securities Held to Maturity

Securities are classified according to management’s intent. The amortized cost and fair values of securities are summarized as follows (in thousands):

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
December 31, 2013:
U.S. Treasury securities	$7,125	13	—	7,138
Federal Home Loan Bank obligations	18,313	15	(111)	18,217
U.S. Government enterprise and agency obligations	22,998	13	(179)	22,832

Total	$48,436	41	(290)	48,187

December 31, 2012:
U.S. Treasury securities	17,261	52	—	17,313
Federal Home Loan Bank obligations	16,430	90	—	16,520
U.S. Government enterprise and agency obligations	11,010	61	(6)	11,065

Total	$44,701	203	(6)	44,898

The scheduled maturities of securities at December 31, 2013 were as follows (in thousands):

	Amortized	Fair
	Cost	Value
Due in one year or less	$2,030	2,034
Due from one year to five years	46,406	46,153

	$48,436	48,187

Securities with a carrying amount of approximately $2 million at December 31, 2013 and 2012 were pledged to the Housing Authority of the City of Plant City, Florida for deposit accounts held at the Association.

(continued)

SUNSHINE STATE FEDERAL SAVINGS AND LOAN ASSOCIATION

Notes to Financial Statements, Continued

(2) Securities Held to Maturity, Continued

Securities with unrealized losses at December 31, 2013, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, are as follows (in thousands):

	Less Than Twelve Months		More Than Twelve Months
	Gross		Gross
	Unrealized	Fair	Unrealized	Fair
	Loss	Value	Loss	Value
Federal Home Loan Bank obligations	$(111)	9,948	—	—
U.S. Government enterprise and agency obligations	(136)	16,977	(43)	1,965

Totals	$(247)	26,925	(43)	1,965

The unrealized losses on sixteen investment securities held-to-maturity were caused by market conditions. It is expected that the securities would not be settled at a price less than the par value of the investments. Because the decline in fair value is attributable to market conditions and not credit quality, and because the Association has the ability and intent to hold these investments until a market price recovery or maturity, these investments are not considered other-than-temporarily impaired.

(continued)

SUNSHINE STATE FEDERAL SAVINGS AND LOAN ASSOCIATION

Notes to Financial Statements, Continued

(3) Loans

The portfolio segments and classes of loans are as follows (in thousands):

	At December 31,
	2013	2012
Real estate mortgage loans:
One-to four-family residential	$59,976	64,674
Commercial	23,900	26,487
Multi-family	3,363	2,500
Land and construction	6,514	7,361

Total real estate mortgage loans	93,753	101,022

Commercial loans	17,358	14,194
Consumer loans	2,277	1,531

Total loans	113,388	116,747

Deduct:
Deferred loan fees, net	(147)	(159)
Allowance for loan losses	(1,718)	(2,276)
Undisbursed loan proceeds	(260)	(274)

Loans, net	$111,263	114,038

The Association has divided the loan portfolio into three portfolio segments, each with different risk characteristics and methodologies for assessing risk. The portfolio segments identified by the Association are as follows:

Real Estate Mortgage Loans. Real estate mortgage loans are typically segmented into four classes: one-to four-family residential real estate, commercial real estate, multi-family real estate and land and construction.

One-to four-family residential real estate loans are underwritten in accordance with policies set forth and approved by the Association’s board of directors (the “Board”), including repayment capacity and source, value of the underlying property, credit history and stability.

Commercial real estate loans are secured by the subject property and are underwritten based upon standards set forth in the policies approved by the Board. Such standards include, among other factors, loan to value limits, cash flow coverage and general creditworthiness of the obligors.

(continued)

SUNSHINE STATE FEDERAL SAVINGS AND LOAN ASSOCIATION

Notes to Financial Statements, Continued

(3) Loans, Continued

Multi-family real estate loans follow the same underwriting criteria as commercial real estate loans. These loans are generally considered to have more credit risk than traditional one-to four-family residential loans because these loans tend to involve larger loan balances and their repayment is typically dependent upon the successful operation and management of the underlying real estate.

Land and construction loans are to finance the construction of owner-occupied and lease properties. These loans are categorized as construction loans during the construction period, later converting to commercial or one-to four-family residential real estate loans after the construction is complete and amortization of the loan begins. Real estate development and construction loans are approved based on an analysis of the borrower and guarantor, the viability of the project and on an acceptable percentage of the appraised value of the property securing the loan. Real estate development and construction loan funds are disbursed periodically based on the percentage of construction completed. The Association carefully monitors these loans with on-site inspections and requires the receipt of lien waivers on funds advanced. Development and construction loans are typically secured by the properties under development or construction, and personal guarantees are typically obtained. Further, to assure that reliance is not placed solely on the value of the underlying property, the Association considers the market conditions and feasibility of proposed projects, the financial condition and reputation of the borrower and guarantors, the amount of the borrower’s equity in the project, independent appraisals, cost estimates and pre-construction sale information. The Association also makes loans on occasion for the purchase of land for future development by the borrower. Land loans are extended for the future development for either commercial or residential use by the borrower. The Association carefully analyzes the intended use of the property and the viability thereof.

Commercial Loans. Commercial loans are primarily underwritten on the basis of the borrowers’ ability to service such debt from income. The cash flows of borrowers, however, may not be as expected and the collateral securing these loans may fluctuate in value. As a general practice, the Association takes as collateral a security interest in any available real estate, equipment, or other chattel, although loans may also be made on an unsecured basis. Collateralized working capital loans typically are secured by short-term assets whereas long-term loans are primarily secured by long-term assets.

Consumer Loans. Consumer loans are extended for various purposes, including purchases of automobiles, recreational vehicles, and boats. The Association also offers lines of credit, personal loans, and deposit account collateralized loans. Repayment of these loans is primarily dependent on the personal income of the borrowers, which can be impacted by economic conditions in their market areas such as unemployment levels. Loans to consumers are extended after a credit evaluation, including the creditworthiness of the borrower(s), the purpose of the credit, and the secondary source of repayment. Consumer loans are made at fixed and variable interest rates and may be made on terms of up to ten years. Risk is mitigated by the fact that the loans are of smaller individual amounts and spread over a large number of borrowers.

(continued)

SUNSHINE STATE FEDERAL SAVINGS AND LOAN ASSOCIATION

Notes to Financial Statements, Continued

(3) Loans, Continued

An analysis of the change in the allowance for loan losses follows (in thousands):

	Real
	Estate
	Mortgage
	Loans	Commercial	Consumer	Unallocated	Total
Year Ended December 31, 2013:
Beginning balance	$1,520	189	13	554	2,276
Provision (credit) for loan losses	492	(17)	(4)	(471)	—
Charge-offs	(685)	—	(2)	—	(687)
Recoveries	90	36	3	—	129

Ending balance	$1,417	208	10	83	1,718

Individually evaluated for impairment:
Recorded investment	$7,035	703	—	—	7,738

Balance in allowance for loan losses	$354	—	—	—	354

Collectively evaluated for impairment:
Recorded investment	$86,718	16,655	2,277	—	105,650

Balance in allowance for loan losses	$1,063	208	10	83	1,364

Year Ended December 31, 2012:
Beginning balance	$1,755	232	18	1,410	3,415
Provision (credit) for loan losses	611	251	(6)	(856)	—
Charge-offs	(928)	(390)	(1)	—	(1,319)
Recoveries	82	96	2	—	180

Ending balance	$1,520	189	13	554	2,276

Individually evaluated for impairment:
Recorded investment	$6,673	789	—	—	7,462

Balance in allowance for loan losses	$359	—	—	—	359

Collectively evaluated for impairment:
Recorded investment	$94,349	13,405	1,531	—	109,285

Balance in allowance for loan losses	$1,161	189	13	554	1,917

(continued)

SUNSHINE STATE FEDERAL SAVINGS AND LOAN ASSOCIATION

Notes to Financial Statements, Continued

(3) Loans, Continued

The following summarizes the loan credit quality (in thousands):

	Real Estate Mortgage Loans
	One-to			Land
	Four-Family		Multi-	and
	Residential	Commercial	Family	Construction	Commercial	Consumer	Total
Credit Risk Profile by Internally Assigned Grade:
At December 31, 2013:
Grade:
Pass	$56,691	20,512	3,193	6,080	15,881	2,277	104,634
Special mention	43	429	—	—	514	—	986
Substandard	3,242	2,959	170	434	963	—	7,768

Total	$59,976	23,900	3,363	6,514	17,358	2,277	113,388

At December 31, 2012:
Grade:
Pass	60,771	18,562	2,192	6,759	12,181	1,484	101,949
Special mention	50	1,199	—	216	311	—	1,776
Substandard	3,853	6,726	308	386	1,702	47	13,022

Total	$64,674	26,487	2,500	7,361	14,194	1,531	116,747

The Association categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors.

The Association analyzes loans individually by classifying the loans as to credit risk. Loans classified as substandard or special mention are reviewed quarterly by the Association for further deterioration or improvement to determine if they are appropriately classified and whether there is any impairment. All loans are graded upon initial issuance. Further, commercial, multi-family and commercial real estate loans over $25,000 are typically reviewed at least annually to determine the appropriate loan grading. In addition, during the renewal process of any loan, as well as if a loan becomes past due, the Association will determine the appropriate loan grade.

(continued)

SUNSHINE STATE FEDERAL SAVINGS AND LOAN ASSOCIATION

Notes to Financial Statements, Continued

(3) Loans, Continued

Loans excluded from the review process above are generally classified as pass credits until: (a) they become past due; (b) management becomes aware of a deterioration in the credit worthiness of the borrower; or (c) the borrower contacts the Association for a modification. In these circumstances, the loan is specifically evaluated for potential classification as to special mention, substandard or even charged-off. The Association uses the following definitions for risk ratings:

Pass – A Pass loan’s primary source of loan repayment is satisfactory, with secondary sources very likely to be realized if necessary.

Special Mention – A Special Mention loan has potential weaknesses that deserve management’s close attention. If left uncorrected, these potential weaknesses may result in the deterioration of the repayment prospects for the asset or the Association’s credit position at some future date. Special Mention loans are not adversely classified and do not expose an institution to sufficient risk to warrant adverse classification.

Substandard – A Substandard loan is inadequately protected by the current sound worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified must have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the Association will sustain some loss if the deficiencies are not corrected.

Doubtful – A loan classified Doubtful has all the weaknesses inherent in one classified Substandard with the added characteristics that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

Loss – A loan classified Loss is considered uncollectible and of such little value that continuance as a bankable asset is not warranted. This classification does not mean that the asset has absolutely no recovery or salvage value, but rather it is not practical or desirable to defer writing off this basically worthless asset even though partial recovery may be affected in the future.

(continued)

SUNSHINE STATE FEDERAL SAVINGS AND LOAN ASSOCIATION

Notes to Financial Statements, Continued

(3) Loans, Continued

Age analysis of past-due loans is as follows (in thousands):

	Accruing Loans
			Greater
	30-59	60-89	Than 90	Total
	Days	Days	Days	Past		Nonaccrual	Total
	Past Due	Past Due	Past Due	Due	Current	Loans	Loans
At December 31, 2013:
Real estate mortgage loans:
One-to four-family residential	$333	15	—	348	57,342	2,286	59,976
Commercial	233	—	—	233	23,220	447	23,900
Multi-family	—	—	—	—	3,193	170	3,363
Land and construction	221	—	—	221	6,079	214	6,514
Commercial	181	272	—	453	16,202	703	17,358
Consumer	51	2	—	53	2,222	2	2,277

Total	$1,019	289	—	1,308	108,258	3,822	113,388

At December 31, 2012:
Real estate mortgage loans:
One-to four-family residential	1,149	—	—	1,149	61,474	2,051	64,674
Commercial	—	—	—	—	25,039	1,448	26,487
Multi-family	—	—	—	—	2,192	308	2,500
Land and construction	337	107	—	444	6,759	158	7,361
Commercial	249	266	—	515	12,624	1,055	14,194
Consumer	12	—	—	12	1,472	47	1,531

Total	$1,747	373	—	2,120	109,560	5,067	116,747

The following summarizes the amount of impaired loans (in thousands):

	With No Related Allowance Recorded		With an Allowance Recorded			Total
		Unpaid		Unpaid			Unpaid
	Recorded	Principal	Recorded	Principal	Related	Recorded	Principal	Related
	Investment	Balance	Investment	Balance	Allowance	Investment	Balance	Allowance
December 31, 2013:
Real estate mortgage loans:
One-to four-family residential	$1,506	1,712	317	327	19	1,823	2,039	19
Commercial	446	983	4,418	4,418	335	4,864	5,401	335
Multi-family	170	294	—	—	—	170	294	—
Land and construction	178	288	—	—	—	178	288	—
Commercial	703	781	—	—	—	703	781	—

Total	$3,003	4,058	4,735	4,745	354	7,738	8,803	354

December 31, 2012:
Real estate mortgage loans:
One-to four-family residential	1,119	1,297	188	188	7	1,307	1,485	7
Commercial	495	1,006	4,487	4,675	352	4,982	5,681	352
Multi-family	308	308	—	—	—	308	308	—
Land and construction	76	103	—	—	—	76	103	—
Commercial	789	881	—	—	—	789	881	—

Total	$2,787	3,595	4,675	4,863	359	7,462	8,458	359

(continued)

SUNSHINE STATE FEDERAL SAVINGS AND LOAN ASSOCIATION

Notes to Financial Statements, Continued

(3) Loans, Continued

The average net investment in impaired loans and interest income recognized and received on impaired loans are as follows (in thousands):

	Average	Interest	Interest
	Recorded	Income	Income
	Investment	Recognized	Received
Year Ended December 31, 2013:
Real estate mortgage loans:
One-to four-family residential	$2,273	68	99
Commercial	4,924	300	326
Multi-family	230	—	9
Land and construction	167	2	4
Commercial	721	—	29

Total	$8,315	370	467

Year Ended December 31, 2012:
Real estate mortgage loans:
One-to four-family residential	1,200	32	47
Commercial	5,509	289	322
Multi-family	311	—	7
Land and construction	76	—	6
Commercial	477	4	7

Total	$7,573	325	389

(continued)

SUNSHINE STATE FEDERAL SAVINGS AND LOAN ASSOCIATION

Notes to Financial Statements, Continued

(3) Loans, Continued

TDR’s at December 31, 2013 and 2012 were $5.5 million and $5.7 million, respectively. TDR’s entered into during the years ended December 31, 2013 and 2012 are as follows (dollars in thousands):

		Pre-	Post-
		Modification	Modification
	Number	Outstanding	Outstanding
	of	Recorded	Recorded
	Contracts	Investment	Investment
Troubled Debt Restructurings:
Year Ended December 31, 2013:
Real estate mortgage loans-
One-to four-family residential loans-
Modified interest rate and amortization	1	$144	144
Commercial loans-
Modified interest rate and amortization	1	105	105

Total	2	$249	249

Year Ended December 31, 2012:
Real estate mortgage loans-
Commercial mortgage loans-
Modified interest rate and amortization	2	1,488	1,488
Commercial loans-
Modified interest rate and amortization	2	279	188

Total	4	$1,767	1,676

The allowance for loan losses on all loans that have been restructured and are considered TDRs is included in the Association’s specific allowance for loan losses. The specific allowance for loan losses is determined on a loan by loan basis by either the present value of expected future cash flows discounted at the loan’s effective interest rate, or the fair value of the collateral if the loan is collateral-dependent. TDR’s that have subsequently defaulted are considered collateral-dependent.

There were no TDRs that subsequently defaulted which were restructured during 2013.

	Number
	of	Recorded
	Contracts	Investment
Troubled Debt Restructuring that Subsequently Defaulted Which Where Restructured During the Year Ended December 31, 2012 (dollars in thousands)-
Commercial mortgage loan	1	$81

(continued)

SUNSHINE STATE FEDERAL SAVINGS AND LOAN ASSOCIATION

Notes to Financial Statements, Continued

(3) Loans, Continued

Impaired collateral-dependent loans are carried at the lower of carrying value or fair value. Those impaired collateral-dependent loans which are measured at fair value or a nonrecurring basis are as follows (in thousands):

	Fair Value	Level 1	Level 2	Level 3	Total Losses	Losses Recorded During the Year
December 31, 2013:
Real estate mortgage loans:
One-to four-family residential	$592	—	—	592	198	163
Commercial	446	—	—	446	517	—
Multi-family	170	—	—	170	128	128
Land and construction	151	—	—	151	106	76
Commercial	102	—	—	102	72	—

Total	$1,461	—	—	1,461	1,021	367

December 31, 2012:
Real estate mortgage loans:
One-to four-family residential	704	—	—	704	170	154
Commercial	495	—	—	495	517	517
Multi-family	—	—	—	—	—	—
Land and construction	76	—	—	76	30	—
Commercial	188	—	—	188	92	92

Total	$1,463	—	—	1,463	809	763

The Association grants real estate, commercial and consumer loans to customers primarily in the State of Florida with the majority of such loans in Hillsborough and Pasco Counties, Florida. Therefore, the Association’s exposure to credit risk could be significantly affected by changes in the economy and real estate market in Hillsborough and Pasco Counties, Florida.

(4) Premises and Equipment

Premises and equipment are summarized as follows (in thousands):

	At December 31,
	2013	2012
Land	$2,461	2,475
Buildings and improvements	6,166	6,180
Furniture and equipment	2,958	2,603

Total, at cost	11,585	11,258
Less accumulated depreciation	(5,457)	(5,144)

Premises and equipment, net	$6,128	6,114

(continued)

SUNSHINE STATE FEDERAL SAVINGS AND LOAN ASSOCIATION

Notes to Financial Statements, Continued

(5) Other Real Estate Owned

Expenses applicable to other real estate owned are as follows (in thousands):

	Year Ended December 31,
	2013	2012
Write-down on other real estate owned	$14	425
Rental income	—	(17)
Operating expenses	48	89

Total	$62	497

Other real estate owned is recorded at the lower of cost or fair value less estimated costs to sell. Other real estate owned which is measured at fair value on a nonrecurring basis is as follows (in thousands):

	At Year End				Total Losses	Losses Recorded During the Year
	Total	Level 1	Level 2	Level 3
At December 31, 2013-
Foreclosed real estate	$1,422	—	—	1,422	428	—

At December 31, 2012-
Foreclosed real estate	$990	—	—	990	428	293

(6) Deposits

The aggregate amount of time deposits with a minimum denomination of $100,000 was approximately $14.8 million and $16.0 million at December 31, 2013 and 2012, respectively. Deposits in excess of $250,000 are not insured by the FDIC.

At December 31, 2013, the scheduled maturities of time deposits are as follows (in thousands):

Year Ending December 31,	Amount
2014	$32,453
2015	6,724
2016	5,053

Total	$44,230

(continued)

SUNSHINE STATE FEDERAL SAVINGS AND LOAN ASSOCIATION

Notes to Financial Statements, Continued

(6) Deposits, Continued

Interest expense on deposit accounts by each category of deposits are as follows (in thousands):

	Year Ended December 31,
	2013	2012
NOW accounts	$15	27
Money-market accounts	73	85
Savings accounts	25	41
Time deposits	261	407

Total	$374	560

(7) Available Other Borrowings

At December 31, 2013, based on available collateral and the Association’s ownership of FHLB stock, the Association had access to Federal Home Loan Bank advances of up to $35.6 million. The Association also has lines of credit at two financial institutions that would allow the Association to borrow up to $8.7 million and $6.0 million, respectively, at December 31, 2013. Neither credit line was drawn upon at December 31, 2013.

(8) Off-Balance-Sheet Financial Instruments

The Association is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments are unused lines of credit, commitments to extend credit and standby letters of credit and may involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the balance sheets. The contract amounts of these instruments reflect the extent of involvement the Association has in these financial instruments.

The Association’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for unused lines of credit, commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Association uses the same credit policies in making commitments as it does for on-balance-sheet instruments.

Commitments to extend credit and unused lines of credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Association evaluates each customer’s credit worthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Association upon extension of credit is based on management’s credit evaluation of the counterparty.

(continued)

SUNSHINE STATE FEDERAL SAVINGS AND LOAN ASSOCIATION

Notes to Financial Statements, Continued

(8) Off-Balance-Sheet Financial Instruments, Continued

Standby letters of credit are conditional lending commitments issued by the Association to guarantee the performance of a customer to a third party and to support public and private borrowing arrangements. Essentially all letters of credit issued have expiration dates within one year. The credit risk involved in issuing letters-of-credit is essentially the same as that involved in extending loan facilities to customers. The Association may hold collateral supporting these commitments, and at December 31, 2013 such collateral amounted to approximately $188,000.

Unused lines of credit, commitments to extend credit and standby letters of credit typically result in loans with a market interest rate when funded. A summary of the amounts of the Association’s financial instruments, with off-balance-sheet risk at December 31, 2013 follows (in thousands):

Contract
Amount
Unused lines of credit (rates range from 3.25% to 18.00%)	$6,611

Commitments to extend credit (rates range from 4.25% to 5.25%)	$1,949

Standby letters of credit (rates range from 3.25% to 5.25%)	$714

The commitment to extend credit of $1.9 million at December 31, 2013 includes commitments to fund $321,000 in fixed rate loans with a weighted average rate of 4.42%

(9) Fair Value of Financial Instruments

The estimated fair values of the Association’s financial instruments are as follows (in thousands):

	At December 31, 2013		At December 31, 2012
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Financial assets:
Cash and cash equivalents (Level 1)	$11,504	11,504	12,301	12,301
Time deposits with banks (Level 1)	9,528	9,528	9,038	9,038
Securities held to maturity (Level 2)	48,436	48,187	44,701	44,898
Loans (Level 3)	111,263	115,864	114,038	123,653
Federal Home Loan Bank stock (Level 3)	237	237	302	302
Accrued interest receivable (Level 3)	581	581	603	603

Financial liabilities:
Deposits (Level 3)	164,919	155,724	164,222	159,460
Off-balance-sheet financial instruments (Level 3)	—	—	—	—

(continued)

SUNSHINE STATE FEDERAL SAVINGS AND LOAN ASSOCIATION

Notes to Financial Statements, Continued

(10) Income Taxes

Allocation of Federal and state income taxes (benefit) between current and deferred portions is as follows (in thousands):

	Current	Deferred	Total
Year Ended December 31, 2013:
Federal	$26	64	90
State	—	15	15

Total income taxes	$26	79	105

Year Ended December 31, 2012:
Federal	46	(66)	(20)
State	—	(2)	(2)

Total income taxes	$46	(68)	(22)

The reasons for the differences between the statutory Federal income tax rate and the effective tax rate are as follows ($ in thousands):

	Year Ended December 31,
	2013		2012
	Amount	%	Amount	%
Income taxes (benefit) at Federal statutory rate	$84	34.0%	$(20)	(34.0)%
Increase (decrease) in taxes resulting from:
State taxes, net of Federal tax benefit	10	4.1	(2)	(3.3)
Other	11	4.6	—	—

Total	$105	42.7%	$(22)	(37.3)%

(continued)

SUNSHINE STATE FEDERAL SAVINGS AND LOAN ASSOCIATION

Notes to Financial Statements, Continued

(10) Income Taxes, Continued

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below (in thousands):

	At December 31,
	2013	2012
Deferred tax assets:
Allowance for loan losses	$684	877
Deferred compensation	715	639
Deferred loan fees	52	58
Alternative minimum tax credits	200	160
Accrued interest income	99	73
Foreclosed property expenses	212	203
Other	3	11

Deferred tax assets	1,965	2,021

Deferred tax liabilities:
Officers life insurance	(644)	(586)
Premises and equipment	(31)	(66)

Deferred tax liabilities	(675)	(652)

Net deferred tax asset	$1,290	1,369

At December 31, 2013, the Association has Florida net operating loss carryforwards of approximately $323,000 available to offset future Florida taxable income. These carryforwards will begin to expire in 2029.

The Association performs periodic evaluations on the deferred tax asset to determine if a valuation allowance is necessary. The analysis weighs positive evidence against negative evidence to determine if it is more likely than not to recognize the future benefit of the deferred tax asset. The Association’s analysis includes internal forecasts that demonstrate the Association’s ability to fully utilize the deferred tax asset prior to the expiration of the related net operating loss periods discussed above. The Association was profitable during 2013. The Association’s internal forecasts include growth assumptions relating to loans, noninterest income and noninterest expense, as well as estimating loan losses and other nonrecurring items. Management determined that a valuation allowance against the deferred tax asset was not necessary at December 31, 2013 or 2012.

The Association files income tax returns in the U.S. federal jurisdiction and the State of Florida. The Association is no longer subject to U.S. federal, state and local income tax examinations by tax authorities for years before 2010.

(continued)

SUNSHINE STATE FEDERAL SAVINGS AND LOAN ASSOCIATION

Notes to Financial Statements, Continued

(11) Contingencies

Various legal claims arise from time to time in the normal course of business which, in the opinion of management, will have no material effect on the Association’s financial statements. As of December 31, 2013, there is no pending or threatened litigation of which management is aware.

(12) Related Parties

In the ordinary course of business, the Association makes loans to and accepts deposits from its executive officers and directors and their related entities. The activity is as follows (in thousands):

	Year Ended December 31,
	2013	2012
Loans:
Balance at beginning of year	$934	978
Additions	173	200
Repayments	(60)	(244)

Balance at end of year	$1,047	934

Deposits at end of year	$4,612	4,693

(13) Employee Benefit Plans

The Association has a 401(k) Profit Sharing plan. For the years ended December 31, 2013 and 2012, the Association’s contributions were approximately $57,000 and $120,000, respectively.

The Association provides supplemental executive retirement plans for certain of its officers. The terms of the plan agreements provide for a specific percentage of the participants compensation to be accrued for deferred compensation. The Association is accruing interest on these amounts at a rate of 6%. The benefits vest at various times and will be paid upon retirement, death or disability. For the years ended December 31, 2013 and 2012, the Association expense in connection with the plans was approximately $203,000 and $187,000, respectively. At December 31, 2013 and 2012, the balance in the accrued deferred compensation accounts was $1.9 million and $1.7 million, respectively, and it was included with other liabilities in the balance sheets.

(continued)

SUNSHINE STATE FEDERAL SAVINGS AND LOAN ASSOCIATION

Notes to Financial Statements, Continued

(14) Regulatory Matters

The Association is subject to various regulatory capital requirement administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Association’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Association must meet specific capital guidelines that involve quantitative measures of the Association’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Association’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Association to maintain minimum amounts (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined). Management believes, as of December 31, 2013, that the Association meets all capital adequacy requirements to which it is subject.

As of December 31, 2013, the most recent notification from regulatory authorities categorized the Association as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Association must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution’s category. The Association’s actual regulatory capital amounts and percentages are presented in the table ($ in thousands).

	Actual		Minimum For Capital Adequacy Purposes		Minimum To Be Well Capitalized Under Prompt and Corrective Action Provisions
	Amount	%	Amount	%	Amount	%
As of December 31, 2013:
Total Capital to Risk-Weighted Assets	$26,719	25.26%	$8,462	8.00%	$10,580	10.00%
Tier I Capital to Risk-Weighted Assets	25,392	24.00	4,232	4.00	6,348	6.00
Tier I Capital to Total Assets	25,392	13.14	7,730	4.00	9,664	5.00

As of December 31, 2012:
Total Capital to Risk-Weighted Assets	26,552	25.55	8,314	8.00	10,393	10.00
Tier I Capital to Risk-Weighted Assets	25,241	24.28	4,158	4.00	6,237	6.00
Tier I Capital to Total Assets	25,241	13.09	7,713	4.00	9,641	5.00

(continued)

SUNSHINE STATE FEDERAL SAVINGS AND LOAN ASSOCIATION

Notes to Financial Statements, Continued

(14) Regulatory Matters, Continued

The following is a reconciliation of the Association’s retained earnings under GAAP to regulatory capital (as defined by the Office of the Comptroller of the Currency and FDIC) as of the dates indicated (in thousands):

	At December 31,
	2013	2012
Retained income	$26,552	26,411
Less: Disallowed deferred tax asset	1,160	1,170

Tier I capital	25,392	25,241

Plus: General allowance for loan losses	1,327	1,311

Total regulatory capital	$26,719	26,552

(15) Plan of Conversion and Change in Corporate Form

On December 18, 2013, the Board of Directors of the Association adopted a plan of conversion (Plan). The Plan is subject to the approval of the OCC and must be approved by the affirmative vote of at least a majority of the total votes eligible to be cast by the voting members of the Association at a special meeting. The Plan sets forth that the Association proposes to convert from a mutual form of organization to the fully stock form of organization with the establishment of a stock holding company (Sunshine Bancorp, Inc.), as parent of the Association. The Association will determine the total offering value and number of shares of common stock based upon an independent appraiser’s valuation. The stock will be priced at $10.00 per share. In addition, the Association’s Board of Directors will adopt an employee stock ownership plan (ESOP) which will subscribe for up to 8% of the common stock sold in the offering. When the conversion and related stock offering are complete, the Association will change its name to Sunshine State Bank (Bank), all of the capital stock of the Bank will be owned by Sunshine Bancorp, Inc., and all of the common stock of Sunshine Bancorp, Inc. will be owned by stockholders.

The costs of issuing the common stock will be deferred and deducted from the sales proceeds of the offering. If the conversion is unsuccessful, all deferred costs will be charged to operations. The Association had incurred approximately $71,000 of deferred conversion costs as of December 31, 2013. At the completion of the conversion to stock form, the Association will establish a liquidation account in the amount of retained earnings contained in the final prospectus. The liquidation account will be maintained for the benefits of eligible savings account holders who maintain deposit accounts in the Association after conversion.

The conversion will be accounted for as a change in corporate form with the historic basis of the Association’s assets, liabilities and equity unchanged as a result.

No person has been authorized to give any information or to make any representation other than as contained in this prospectus and, if given or made, such other information or representation must not be relied upon as having been authorized by Sunshine Bancorp, Inc. or Sunshine State Bank. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby to any person in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. Neither the delivery of this prospectus nor any sale hereunder shall under any circumstances create any implication that there has been no change in the affairs of Sunshine Bancorp, Inc. or Sunshine State Bank since any of the dates as of which information is furnished herein or since the date hereof.

Up to 3,680,000 Shares

(Subject to Increase to up to 4,232,000 Shares)

(Proposed Holding Company for

Sunshine State Federal Savings and Loan Association)

COMMON STOCK

par value $0.01 per share

PROSPECTUS

May 14, 2014

These securities are not deposits or accounts and are not federally insured or guaranteed.

Until June 17, 2014, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.